

File No.82-34675

Our Ref : BS(2003)111(JY)

03050157

16th April, 2003

03 APR 21 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of each of the following documents for your attention:

PROCESSED
APR 24 2003
THOMSON FINANCIAL

(a) 2002 Annual Report (English and Chinese)
(b) 2002 Summary Financial Report (English and Chinese)
(c) Circular to Shareholders in relation to General Mandates to issue and repurchase shares
(d) Proxy Form for 2003 Annual General Meeting
(e) 2nd letter to shareholders in relation to Summary Financial Report
(f) 2nd letter to shareholders in relation to Annual Report
(g) 2nd letter to shareholders in relation to posting of 2002 Annual Report and Summary Financial Report on the Company's website

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

dlw 4/22

香港花園道一號五十二樓　電話 Tel: (852) 2846 2700



This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

CD024 (2002-02. 4,000) W.

File No. 82-34675



03 APR 21 AM 7:21

PROXY FORM

For the Annual General Meeting of BOC Hong Kong (Holdings) Limited (the "Company") on 29th May, 2003 and at any adjournment thereof

I/We (Note1) ____

of (Note2) ____

being the registered holder(s) of (Note3) ______________________ ordinary shares of HK$5.00 each

in the capital of the Company, hereby appoint the Chairman of the meeting(Notes 4 and 5) or ______________________

______________ of ____ and/or

______________ of ____

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 29th May, 2003 at 3:00 p.m. and at any adjournment thereof (and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company).

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the Meeting.

Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution.(Note 6)

Resolutions	For	Against
1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2002.		
2. To declare a final dividend for the year ended 31st December, 2002.		
3. (a) To re-elect Mr. LI Zaohang as a Director of the Company.		
(b) To re-elect Mr. HE Guangbei as a Director of the Company.		
(c) To re-elect Mr. SHAN Weijian as a Director of the Company.		
(d) To fix the remuneration of the Directors at HK$200,000 per Director per annum and authorise the Board of Directors to vary the same.		
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors to determine their remuneration.		
5. Special business: To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding twenty per cent of the issued share capital of the Company as at the date of this Resolution.*		
6. Special business: To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding ten per cent of the issued share capital of the Company as at the date of this Resolution.*		
7. Special business: Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares purchased pursuant to the general mandate granted by Resolution 6.*		

* *The full text of the Resolutions are set out in the Notice of the Annual General Meeting.*

Signature ______________________ (Note 7) Dated ______________________, 2003

NOTES:

1. Please insert full name(s) in BLOCK CAPITALS.
2. Please insert full address(es) in BLOCK CAPITALS.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Company registered in your name(s).
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or two proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Company, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. Any changes should be initialed.
6. If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his discretion as to whether he votes and, if so, how and, unless instructed otherwise, he may also vote or abstain from voting as he thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
7. This proxy form must be signed and dated by the shareholder or his attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.
8. To be valid, this proxy form must be completed and deposited at the Company's registered office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, at least 48 hours before the meeting or adjourned meeting. If this proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary public) must be deposited at the Company's registered office with this proxy form.
9. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

(please tear here)

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

ATTENDANCE FORM

Annual General Meeting of the Company to be held at Hall 7A, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) on Thursday, 29th May, 2003 at 3:00 p.m. Registration will start at 2:30 p.m.

If you wish to attend, please sign this attendance form, bring it with you and hand it in on arrival. This will facilitate entry to the Annual General Meeting.

____
Signature



代表委任表格

適用於二零零三年五月二十九日舉行的中銀香港(控股)有限公司("本公司")股東週年大會及其任何續會

本人/吾等 *(附註1)* ______________________________

地址為 *(附註2)* ______________________________

為本公司股本中每股面值5.00港元的普通股份 *(附註3)* ______________________________股

的登記持有人，茲委任大會主席 *(附註4和附註5)* 或 ______________________________

______________________ 地址為 ______________________________及/或

______________________ 地址為 ______________________________

為本人/吾等的代表，代表本人/吾等出席本公司訂於二零零三年五月二十九日星期四下午三時正舉行的股東週年大會及其任何續會，並在大會及任何續會上代表本人/吾等投票 (及行使法律、法規及本公司組織章程細則賦予代表的一切權利)。

本人/吾等希望本人/吾等的代表按以下指示就將於大會上提呈的各項決議案投票。

請於下列各項決議案旁邊的適當空格內劃上「✔」號，以顯示 閣下的投票意向。(附註6)

決議案	贊成	反對
1. 省覽本公司截至二零零二年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。		
2. 宣佈分派截至二零零二年十二月三十一日止年度的末期股息。		
3. (a) 重選李早航先生為本公司董事。		
(b) 重選和廣北先生為本公司董事。		
(c) 重選單偉建先生為本公司董事。		
(d) 釐定董事酬金，每名董事每年200,000港元，並授權董事會更改有關酬金。		
4. 重新委任羅兵咸永道會計師事務所為本公司核數師，並授權董事會釐定其酬金。		
5. 特別事務： 向董事會授予一般授權，以分配、發行及處理本公司的額外股份，該等額外股份的數量不得超過本決議案通過當日本公司已發行股本的20%。*		
6. 特別事務： 向董事會授予一般授權，以購回本公司的股份，所購回的股份不得超過本決議案通過當日本公司已發行股本的10%。*		
7. 特別事務： 在第5及第6項決議案獲得通過的條件下，批准將根據第6項決議案授予的一般授權而購回的本公司股本面值總額附加於根據第5項決議案授予的一般授權內。		

* *決議案全文載於股東週年大會通告內。*

簽名 ______________________ *(附註7)*　　　　日期： 二零零三年 ________月 ________日

附註：

1. 請用**正楷**填上姓名。
2. 請用**正楷**填上地址。
3. 請填上以 閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以 閣下名義登記的本公司股份有關。
4. 凡有權出席大會並在會上投票的股東均有權委派一位或兩位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表 閣下出席大會。
5. 如欲委任大會主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。任何改動必須由簽署人簡簽示可。
6. 如 閣下並無在代表委任表格上作出具體投票指示，獲委任為 閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於大會上提出的任何其他事項(包括對決議案的修改)投票或放棄投票。
7. 本代表委任表格必須由 閣下或 閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由該公司正式授權人親筆簽署。如屬聯名股東，任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。
8. 代表委任表格須於大會或其續會舉行時間48小時前填妥並交回本公司註冊辦事處，地址為香港花園道1號中銀大廈52樓，方為有效。倘若代表委任表格乃經授權簽署，據以簽署表格的授權書或其他授權文件(或經由公證人簽署證明的副本)，必須連同代表委任表格送交本公司註冊辦事處。
9. 填妥及交回本代表委任表格並不影響 閣下出席大會並於會上投票的權利。

..................(請撕下出席表)..................

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

出席表

本公司謹訂於二零零三年五月二十九日星期四下午三時正假座香港灣仔港灣道一號香港會議展覽中心展覽廳7A (請使用港灣道入口) 舉行股東週年大會。當日將於二時三十分開始辦理登記手續。

倘 閣下擬出席大會，請簽署並於抵達會場時遞交本出席表，以便安排股東進入股東週年大會會場。

簽名 ______________________



File No. 82-34675

Dear Sir or Madam,
敬啟者：

Summary Financial Report 2002
二零零二年度財務摘要報告

The Summary Financial Report 2002 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Summary Financial Report 2002 is also available (in English and Chinese) on the Company's website at www.bochkholdings.com.

中銀香港(控股)有限公司("本公司")二零零二年度財務摘要報告備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址(www.bochkholdings.com)閱覽二零零二年度財務摘要報告(英文及中文版)。

If you have any queries about how to obtain copies of the Summary Financial Report 2002 or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘 閣下對於如何取得二零零二年度財務摘要報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Summary Financial Report 2002 or if you have received the Summary Financial Report 2002 in the language you want.

倘 閣下已收到二零零二年度財務摘要報告的中、英文兩種版本或 閣下收到的二零零二年度財務摘要報告版本所採用的語言符合閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the Summary Financial Report 2002 but I would now like to receive its English version.
本人已收到二零零二年度財務摘要報告的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Summary Financial Report 2002 but I would now like to receive its Chinese version.
本人已收到二零零二年度財務摘要報告的英文版，但現在希望收取其中文版。

Name (姓名) ____________ Signature (簽名) ____________ Date (日期) ____________

Address (地址) ____

Contact telephone number (聯絡電話號碼) ____________________________

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.

注意：閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED,
RMS. 1901-1905, 19TH FLOOR,
HOPEWELL CENTRE,
183 QUEEN'S ROAD EAST,
HONG KONG


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No. 82-34575

Dear Sir or Madam,
敬啟者：

Annual Report 2002
二零零二年年報

The Annual Report 2002 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Annual Report 2002 is also available (in English and Chinese) on the Company's website at www.bochkholdings.com.

中銀香港（控股）有限公司（"本公司"）二零零二年年報備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址 (www.bochkholdings.com) 閱覽二零零二年年報（英文及中文版）。

If you have any queries about how to obtain copies of the Annual Report 2002 or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘 閣下對於如何取得二零零二年年報或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線 (852) 2846 2700。

中銀香港（控股）有限公司
BOC Hong Kong (Holdings) Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Annual Report 2002 or if you have received the Annual Report 2002 in the language you want.

倘 閣下已收到二零零二年年報的中、英文兩種版本或 閣下收到的二零零二年年報版本所採用的語言符合 閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the Annual Report 2002 but I would now like to receive its English version.
本人已收到二零零二年年報的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Annual Report 2002 but I would now like to receive its Chinese version.
本人已收到二零零二年年報的英文版，但現在希望收取其中文版。

Name (姓名) ____________________ Signature (簽名) ____________________ Date (日期) ____________________

Address (地址) ____

Contact telephone number (聯絡電話號碼) ____

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.

注意：閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED,
RMS. 1901-1905, 19TH FLOOR,
HOPEWELL CENTRE,
183 QUEEN'S ROAD EAST,
HONG KONG

File No. 82-34675


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

To: Those shareholders who have chosen to rely on the AR and the SFR posted on the Company's website in lieu of printed copies of those documents and to receive by post a printed copy of the notification of the publication of those documents on the Company's website:

Dear Sir or Madam,

Annual Report 2002 ("AR") and Summary Financial Report 2002 ("SFR")

The AR and the SFR are now available (in English and Chinese) on the website of BOC Hong Kong (Holdings) Limited (the "Company") at www.bochkholdings.com. You may access those documents by clicking "Annual Report 2002" and/or "Summary Financial Report 2002" under "What's New" on the home page of the Company's website.

If you have any difficulty in receiving or gaining access to the AR or SFR posted on the Company's website for any reason, we will promptly upon your notice send the printed form of the AR or SFR to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Company in printed form by giving reasonable notice to the Company. The aforesaid notices should be sent to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

If you have any queries about how to obtain copies of the AR or SFR or about how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

For and on behalf of
BOC Hong Kong (Holdings) Limited

致：選擇了依賴在本公司網址上刊載的年報及財務摘要以代替該等文件的印刷本，並以郵遞方式收取有關該等文件已在本公司網址上發表的通告的股東：

敬啟者：

二零零二年年報（"年報"）及二零零二年度財務摘要報告（"財務摘要"）

閣下現在可在中銀香港（控股）有限公司（"本公司"）網址 www.bochkholdings.com 閱覽年報及財務摘要英文及中文版。如要閱覽該等文件，請在本公司網址主頁的"最新消息"項下的"二零零二年年報"及／或"二零零二年度財務摘要報告"上按一下。

倘 閣下因任何理由以致在收取或接收載於本公司網址上的年報或財務摘要上出現困難，本公司將於接到 閣下通知後，立即向 閣下免費發送該年報或財務摘要的印刷本。此外，閣下亦可隨時通知本公司，以選擇收取本公司今後向股東發出的公司通訊文件的印刷本。前述通知須寄發予本公司股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901至5室。

倘 閣下對於如何索取年報或財務摘要或如何在本公司網址上閱覽該等文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港（控股）有限公司　謹啟

File No. 82-34675


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

二零零二年 | 財務摘要報告

本二零零二年度財務摘要報告取材自中銀香港(控股)有限公司("本公司")二零零二年年報，僅提供本公司二零零二年年報所載資料及詳情的概要。閣下可在本公司網址www.bochkholdings.com閱覽上述兩份文件(英文版及中文版)。股東亦可向本公司的股份過戶登記處香港中央證券登記有限公司(詳情請見本財務摘要報告之"股東參考資料")免費索取本公司二零零二年年報(英文版或中文版或兩者)。



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

中銀香港(控股)有限公司("本公司")於2001年9月12日在香港註冊成立，以持有本公司主要營運附屬公司中國銀行(香港)有限公司("中銀香港")的全部股權。

按資產及客戶存款計算，本公司是香港主要商業銀行集團之一，通過設在香港的300多家分行、400多部自動櫃員機和其他服務和銷售渠道，向零售客戶和企業客戶提供全面的金融產品與服務。中銀香港是香港三家發鈔銀行之一，也是香港銀行公會的輪任主席銀行之一。此外，本公司在中國內地設有14家分支行，以切合本公司香港及中國內地客戶對跨境銀行服務的需求。

本公司在成功的全球公開售股後，其股份於2002年7月25日開始在香港聯合交易所主板上市，股票編號"2383"。

股東可致函本公司的股份過戶登記處香港中央證券登記有限公司(詳情請見本二零零二年度財務摘要報告之"股東參考資料")選擇收取未來各財政年度的年報或財務摘要報告。

本二零零二年度財務摘要報告備有英文版及中文版。股東可向本公司的股份過戶登記處索取其所收到的版本以外另一種語言編製的版本。

倘股東對如何索取本公司年報或財務摘要報告或對如何在本公司網址上閱覽該等文件過有任何疑問，請致電本公司熱線 (852) 2846 2700。

目 錄

1	財務摘要
2	四年財務摘要
5	董事長報告書
7	總裁報告
15	財務概述
23	業務回顧
29	企業資訊
31	董事會及高層管理人員簡介
37	董事會報告
45	公司治理
49	上市新里程
53	員工關係
57	良好企業公民
60	財務摘要報表
77	核數師就財務摘要報告的聲明
78	股東參考資料
80	釋義
83	分行網絡與企業銀行商務中心

新的里程

本公司在2001年10月完成重組合併後，於2002年7月在香港成功上市，邁進了發展的全新里程。

本財務摘要報告封面設計以金黃為主色調，寓意公司前景光明；又採用了香港著名地標、本公司總部中銀大廈為主體，借用其竹子節節上升的獨特設計意念，象徵本公司不斷開拓、銳意進取，為股東創造最佳回報，為客戶提供優質服務。

財務摘要

	二零零二年	二零零一年	變化
	港幣百萬元	港幣百萬元	+/(-)%
全年			
提取撥備前之經營溢利	**12,089**	13,162	(8.2)
提取撥備後之經營溢利	**9,234**	5,750	60.6
除税前溢利	**8,068**	3,733	116.1
除税後溢利	**6,800**	2,901	134.4
股東應佔溢利	**6,673**	2,768	141.1
	港幣	港幣	+/(-)%
每股計			
每股盈利[1]	**63.11仙**	26.18仙	141.1
每股股息	**39.80仙**	–	不適用
	港幣百萬元	港幣百萬元	+/(-)%
於年結日			
股東資金	**56,941**	52,170	9.1
已發行及繳足股本	**52,864**	52,864	0.0
資產總額	**735,489**	766,140	(4.0)
	%	%	
財務比率			
平均總資產回報率[2]	**0.91**	0.36	
平均股東資金回報率[3]	**12.23**	7.31	
成本對收入比率	**33.26**	30.76	
不履約貸款比率[4]	**7.99**	10.99	
貸存比率[5]	**53.42**	53.27	
平均流動資金比率[6]	**41.17**	39.88	
資本充足比率[7]	**13.99**	14.38	

1 二零零一年之數額因附註2及附註5所述之股份合併之影響而予以重列。

2 平均總資產回報率是按照除税後溢利除以資產總額的每日餘額平均值計算。

3 平均股東資金回報率乃根據股東應佔溢利除以平均股東資金計算。平均股東資金以年內起首及結尾之股東資金餘額之平均數計算。二零零一年平均股東資金已考慮當年所出現之資本化事項。

4 於二零零二年六月二十六日，中銀香港向中國銀行開曼群島分行出售賬面總值約11,401,000,000港元(扣除特別準備2,679,000,000港元)之貸款。此等出售貸款中所包括之不履約貸款於二零零一年十二月三十一日之結餘為7,269,000,000港元，就該等不履約貸款而提取之特別準備則為2,538,000,000港元。若此等貸款之出售已於二零零一年年底進行，則其時之不履約貸款比率將為9.06%。

5 貸存比率為年終結餘日數字。

6 截至二零零二年十二月三十一日止年度之平均流動資金比率為中銀香港在有關期內每月之平均流動資金比率之簡單平均數。二零零一年平均流動資金比率是中銀香港在二零零一年十月一日(重組及合併日)至二零零一年十二月三十一日止三個月內每月之平均流動資金比率之簡單平均數。

7 資本充足比率為包括中銀香港及金管局按監管規定要求指定之附屬公司，並按照銀行業條例附表三綜合計算之比率。

四年財務摘要

自一九九九年一月一日始，本集團最近四年之財務資料(為二零零二年七月二十五日本公司上市所需之最早年度業績記錄)概述如下：

	二零零二年	二零零一年	二零零零年	一九九九年
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
全年				
提取撥備前之經營溢利	**12,089**	13,162	14,964	13,147
提取撥備後之經營溢利	**9,234**	5,750	6,371	3,181
除稅前溢利	**8,068**	3,733	6,376	3,771
除稅後溢利	**6,800**	2,901	5,198	3,221
股東應佔溢利	**6,673**	2,768	5,047	3,067
	港幣	港幣	港幣	港幣
每股計				
每股盈利[1]	**63.11仙**	26.18仙	47.74仙	29.01仙
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於年結日				
貸款及其他賬項	**308,332**	308,108	325,569	317,556
資產總額	**735,489**	766,140	839,370	772,954
每日資產總額平均值	**748,771**	810,702	830,331	816,778
客戶存款	**600,977**	606,428	624,726	589,421
負債總額	**677,434**	712,904	804,493	740,492
已發行及繳足股本	**52,864**	52,864	52,864	52,864
股東資金	**56,941**	52,170	33,345	31,006
	%	%	%	%
財務比率				
平均總資產回報率	**0.91**	0.36	0.63	0.39
成本對收入比率	**33.26**	30.76	27.70	32.51
不履約貸款比率	**7.99**	10.99	10.19	12.73
貸存比率	**53.42**	53.27	54.43	56.85

本公司是在二零零一年九月十二日註冊成立，並在二零零一年九月三十日收購了中銀香港之全部股權。本公司隨後成為本集團之控股公司。本集團之財務資料是假設本集團架構、資本架構及業務在呈報期間之首日經已存在而編製。

1 一九九九至二零零一年度之數額因附註2及附註5所述之股份合併之影響而予以重列。

股東資金


港幣百萬元
60,000
50,000
40,000
30,000
20,000
10,000
0
99
00
01
02

資產總額


港幣百萬元
1,000,000
800,000
600,000
400,000
200,000
0
99
00
01
02

股東應佔溢利


港幣百萬元
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02

不履約貸款比率


%
16
14
12
10
8
6
4
2
0
99
00
01
02

貸款及其他賬項


港幣百萬元
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
99
00
01
02

客戶存款


港幣百萬元
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02



邁 步 向 前

董事長報告書



劉明康
中國銀行董事長、行長
中銀香港(控股)有限公司及
中國銀行(香港)有限公司董事長

完善良好的公司治理機制和追求投資者利益的最大回報，是本公司運營的根本原則。憑藉雄厚的財務實力、廣大的客戶基礎、卓越的人才隊伍，以及與中國銀行的緊密合作，本公司將在香港經濟復甦和中國內地經濟騰飛中發揮更大的作用，為投資者創造更加滿意的效益。

二零零二年對於本公司而言，是不平凡的一年。在投資者的支持和全體員工的努力下，本公司克服了國際市場的不利影響，在全球發售中取得6.5倍的超額認購，並於二零零二年七月二十五日在香港聯合交易所成功上市。它不僅是本年度全球最大上市項目之一，而且榮獲了《投資者關係》雜誌"最佳上市投資者關係"、《亞洲金融》雜誌"最佳交易"等多家機構頒發的十個獎項，並被列入摩根士丹利資本國際(MSCI)香港指數、恒生指數和其他若干指數的成分股，這標誌著本公司將在國際金融市場上發揮更重要的作用。

二零零一年完成的重組，已經為本公司在建立良好的公司治理機制、高效的管理體制、嶄新的經營理念和企業文化等方面奠定了堅實的基礎；二零零二年完成的上市，標誌著本公司在各方面對投資者做出了進一步的明確承諾。完善良好的公司治理機制和追求投資者利益的最大回報，是本公司運營的根本原則。本公司已經在機制改革、業務發展、風險管理、資訊科技等方面取得了令人鼓舞的進步，企業經營透明度和市場監督程度不斷提高，並迅速適應了市場和監管機關對於上市公司提出的各項要求。

本公司不斷致力於良好公司治理機制的建設，董事會在重大事項的決策、監督和指導管理層工作方面，發揮了積極的作用。眾所周知，強化公司治理機制的呼聲在二零零二年前所未有地高漲，並日益發展成為一股國際化的潮流。本公司董事會和管理層充分認識到這一問題的重要性和緊迫性，將根據自身情況和外部監管環境，對公司治理機制適時做出相應的調整，以不斷適應新的變化。

本公司將持續進行市場開拓、風險管理和後線支援等方面的深入整合，積極開發中間業務，拓展內地市場，充分發揮重組帶來的整體效應，以更加科學的管理體系提高對內的管理效率，以更加先進的經營理念提高對外的服務水平，從而在激烈的市場競爭中立於不敗。同時，本公司還將致力於塑造充滿活力的新型企業文化，最大限度地凝聚全體員工的積極性和創造力，將每個員工的辛勤努力與本公司的成功發展緊密地結合在一起。

經過管理層和全體員工堅持不懈的努力，本集團於二零零二年實現股東應佔溢利約66.73億港元，較上市招股書中的預期增加6.2%；平均股東資金回報率為12.23%，較二零零一年增加4.92個百分點；平均總資產回報率為0.91%，較二零零一年增加0.55個百分點；不履約貸款比率為7.99%，較二零零一年下降3個百分點。本公司將繼續以股東價值最大化為目標，不斷發展業務、控制風險、增加收益，同時履行作為良好企業公民所應盡的社會責任。

憑藉雄厚的財務實力、廣大的客戶基礎、卓越的人才隊伍，以及與中國銀行的緊密合作，本公司必將在香港經濟復甦和中國內地經濟騰飛中發揮更大的作用，為投資者創造更加滿意的效益，並向成為國際一流銀行的目標繼續前進。本人謹此對廣大員工和投資者表示衷心感謝，並期待諸位今後繼續給予支持。

劉明康

香港，二零零三年三月二十日


香港联合交易所

中銀香港(控股)有限公司於2002年7月25日在香港聯合交易所主板上市

總裁報告



劉金寶
中國銀行副董事長
中銀香港(控股)有限公司及
中國銀行(香港)有限公司副董事長、執行董事、總裁

在這一年裏，
我們三線報捷：
成功上市；在業務上
取得了良好進展，
實現了上市時對投資
者所作的利潤承諾；
繼續推進重組後的
整合，逐步實現協同
效應。今後，我們將
通過增加業務收益、
改善風險管理、提高
經營效益、優化資產
負債管理和開拓中國
業務，為股東創造
最大價值。

我們首次以上市公司名義公佈年度業績。

二零零二年是本公司的重要新里程。在這一年裏，我們三線報捷。其一，在香港和世界經濟環境欠佳的情況下，本公司首次公開招股獲得市場廣泛認同，七月二十五日在香港成功上市。其二，我們克服了銀行業經營的種種困難，在業務上取得了良好進展，實現了上市時對投資者所作的利潤承諾。其三，我們毫不鬆懈地繼續推進重組後的整合，逐步實現協同效應，務使本公司成為一家向客戶提供優質服務、向股東提供最佳回報的國際大銀行。

推進重組　完善整合

我們在二零零一年十月完成了香港有史以來最大規模的銀行合併，並且為這家有著悠久歷史的新銀行引進了現代銀行經營管理的最佳做法。過去一年，管理層和全體員工對新的組織架構、經營理念、管理機制和運作模式，迅速熟習和適應，而且在實踐中使之更為完善。與世界上很多大銀行的合併經驗比較，我們在重組後的整合過程，顯然是暢順和有效率的，對客戶和業務造成的衝擊也減至最低。

隨著整合工作的順利推進和逐步完成，我們愈來愈清楚地看到重組合併給中銀香港帶來的重大轉變 —— 同時也是重大優勢：


中国银行(香港) BANK OF CHINA (HONG KONG)

- 建立了合符國際“最佳做法”的公司治理機制和組織架構，為本集團今後長遠發展奠定了穩健的基礎；
- 明確了“以股本回報率為驅動，爭取實現最佳股東回報”的策略發展目標，並以此為據制訂各項業務發展方針；
- 利用合併後統一了的品牌和網絡優勢，配合營銷文化的建立，加強了營銷能力；
- 引進了全面和獨立的風險管理系統和監控機制，使資產質量得到改善；
- 通過整合後線操作，使之集中化、標準化、規範化，有助提高營運效率。

招股上市　完滿成功

在重組合併後不到十個月的時間內，我們再接再勵，把中銀香港的發展歷史推向另一新里程 —— 通過公開招股在香港上市。中銀香港在合併後旋即上市，是為了借助上市把自己置身於市場競爭的前沿，接受更加直接和公開的挑戰，促使我們更好地實踐在重組中引入的新理念、新機制和新模式，並爭取盡快實現其效益。

本公司招股之時，正值全球股市呈現全面低迷的態勢。就在這樣不利的市場環境下，我們的招股仍然獲得了市場的熱烈回應。香港公開發售部份獲得38萬多名零售投資者認購，超額認購達26倍；國際配售部份也超額認購4.3倍；全球發售中還包括以非上市公募（“POWL”）形式在日本招股，是中資企業首次在日本進行這類資本市場活動。

本公司公開招股圓滿成功，成為香港歷來最大規模的公開零售招股和最大的單一香港上市招股、亞洲歷來最大型的金融機構招股和當年全球最大型的銀行招股。本公司在上市後的短短四個多月裏，已先後被納入英國富時指數、摩根士丹利資本國際香港指數和香港恒生指數成份股，顯示了市場對我們作為香港主要上市金融機構的地位的重視。這次成功上市，還為我們贏得了多個國際性或地區性的年度招股活動獎項。

淡市招股獲得市場認同，反映了投資者對本公司的基本素質抱有信心，對我們的發展前景寄予期望。

這些信心及期望，成為推動我們竭誠為股東效力、為客戶服務的強大動力。

業績理想　承諾實現

我們現在欣然向廣大股東報告：儘管年內香港銀行業經營繼續受到內部需求疲弱、存放款增長萎縮、通縮持續、資產價格下調、個人破產劇增等不利因素影響，但本集團的業務持續發展，利潤增長良好，實現了上市時對投資者所作的承諾。

本集團二零零二年股東應佔溢利為66.73億港元，較二零零一年上升141.1%。每股盈利為63.11港仙，較上年高出141.1%。平均股東資金回報率由二零零一年的7.31%上升至12.23%。

盈利增長的最大貢獻來自呆壞賬撥備大幅下降。年內計提呆壞賬撥備淨額為28.55億港元，較上年減少61.5%。其中，新提特別準備減少57.6%而為45.19億港元。撥備減少，抵補了提取撥備前經營溢利8.2%的下降。

在不景氣的市場環境下，本集團的資產質量仍得以改善。不履約貸款大幅減少98.53億港元或27.7%，降至256.59億港元；不履約貸款對總體客戶貸款的比率亦由二零零一年底的10.99%改善至7.99%。這可歸因於：(1)二零零二年六月本集團向中國銀行開曼分行出售的貸款中，包括不履約貸款70.29億港元；(2)合併後，本集團成立了獨立的風險管理部，建立了新的風險管理機制、政策和程序，嚴格監控信貸審批和信貸風險，有助提高資產質量；(3)合併後新成立的特殊資產管理部連同前線部門，大大加強了對呆壞賬的監督、催理和重整，年內通過積極的現金催回和押品處理，成功收回95.45億港元的特定分類貸款。

由於採取審慎撥備政策和不履約貸款減少，本集團不履約貸款的特別準備覆蓋比率由二零零一年底的29.07%改善至二零零二年底的33.66%；總準備佔不履約貸款的比率亦由48.19%提高至58.51%。

雖然經濟不景和個人破產大增令信用卡撇賬率飈升，對香港銀行業造成困擾，但集團至年底的撇賬率仍低於行業平均水平。



多元創新　拓展業務

年內，我們擴大運用本身的網絡優勢，發揮合併後加強了的產品開發和營銷能力，向客戶提供更多樣化和切合市場需要的產品和服務，特別是通過加強交叉銷售廣結客緣、促進業務發展。本集團的非利息收入比上年增長3.7%而為41.72億港元，部份抵補了淨利息收入下降7.0%而至139.42億港元；非利息收入在經營收入中所佔的比重由上年的21.16%上升至23.03%。其中，服務費和佣金淨收入增加9.3%而為29.48億港元。

在零售銀行業務方面，因應當前持續的低息環境，我們推出了一系列投資理財產品，如保證基金、零售債券、"股權寶"、"月供股票計劃"及其他基金投資等，向客戶提供多樣化的理財選擇，廣受客戶歡迎。僅零售債券及保證基金的銷售額就超過80億港元。本集團獨家代售的澳元保證基金是全港首創以非美元為結算貨幣的保證基金，銷售良好。與此同時，我們積極開拓零售貸款業務。住宅樓宇按揭貸款(不包括已停售的"居者有其屋計劃"等貸款)本年增長4.0%，本集團在本港樓按市場上繼續位居前列。

信用卡業務繼續穩定增長。二零零二年底的發卡數量和卡戶消費總額與一年前比較均有雙位數增幅。例如，年內專為現代女性推出的"y not"卡，市場反應良好。中銀信用卡(國際)有限公司在激烈的市場競爭中，贏取了VISA國際二零零一／二零零二年度卡戶消費最高增長機構金獎，以及VISA和萬事達卡的其他多個獎項。總體卡戶應收賬款上升了3.8%，而同業平均則為負增長。



在企業銀行業務方面，銀團貸款業務持續增長，而且從過去主要擔任參與行轉變為擔任牽頭安排行的角色。無論按宗數或金額計算，本集團均居於香港牽頭安排行的前列位置，與此有關的貸款金額和非利息收入因而增長。我們還為貿易信貸客戶引入了新的應收賬融資保理服務。本集團向企業客戶推出了債券買賣服務，並在年內進一步拓展企業債券包銷業務。

在香港銀行業總體存放款分別收縮2.6%和4.9%的背景下，本集團的客戶存款略降0.9%而為6,009.77億港元；客戶貸款總額微降0.6%而為3,210.34億港元，但如撇除年內出售

貸款的影響，則貸款增長3.0%，主要是銀團貸款和樓宇按揭業務增加所致。

優化經營　提高效益

與此同時，本集團繼續優化資產負債管理，提高資金運用效益。這些措施包括：大幅減少與母行中國銀行之間的資金安排，增加證券投資，通過調整存款利率定價結構以降低資金成本。

二零零二年底的資產總額為7,354.89億港元，減少4.0%，主因是本集團優化了資產組合。年底的證券投資餘額為1,902.32億港元，上升了30.7%。年內我們通過出售閒置資產以減少固定資產的持有量，並把出售所得資金轉投至其他生息資產。

年內淨息差擴大18點子而為1.85%，但由於部份被無利息成本資金貢獻的下降抵銷，致使淨利息收益率僅輕微擴闊3點子而為1.98%。由於調整存款定價結構，以及對小額結餘存戶徵收服務費用，促使客戶將分散的戶口整合，有助我們優化客戶結構和賬戶管理，也令客戶得到更集中的優質服務。

另方面，本集團一如既往致力嚴控開支，提高經營效益。儘管整體經營開支仍增3.0%，但其中最大項的員工薪酬支出減少了5.7%而為35.78億港元，主要原因是人員優化配置計劃令員工人數減少。房產和設備支出(不包括折舊)下降了10.0%至8.03億港元，主要受惠於業務操作的有效整合和物業租金下調。

本集團在重組合併後積極有序地推行分行網絡合理化計劃。至二零零二年底，集團在香港的分行總數為319家，比二零零一年底減少了31家，比當年10月合併時減少了35家。我們為了配合新的營銷策略，一方面通過撤併分行解決網點重疊問題，另方面啟動了"樣板分行試驗計劃"，將分行劃分為全功能分行、投資中心、個人理財中心、自助銀行中心和貴賓服務分行等五大類。通過分行網絡的進一步優化整合、分行營銷功能的加強、將分行原來承擔的後線處理工作逐步轉移至後台部門和鼓勵客戶增加使用低成本的電子渠道，將有助我們更好地發揮分行的作用，提高分行經營效益。



我們通過合併把後台操作集中化，統一操作流程和方式，以節減成本和加強對前台的支援服務，其效益將在二零零三年和以後逐步體現。

本集團提高效益的另一項重點策略是提高員工生產力。我們增加投入資源加強員工培訓，包括中、高層管理人員的培訓。年內為全體員工共開辦了729個訓練課程，參加者逾5.5萬人次。

本集團在過去兩年內取得的進展，有賴全體員工的幹勁、創意、忠誠和專業精神，充分顯示了員工是本集團的重要資產，是推動企業不斷成長的原動力。藉此機會，讓我代表管理層向全體員工衷心致謝。


九鐵沿線中銀ATM啟用典禮
首創人民幣提款服務
中國銀行(香港)

中國業務　商機無限

中國業務是本集團長遠發展策略中的一個重要環節，也是我們的優勢所在。過去一年，我們加強了內地業務的基本建設，並且著力開拓新的業務機會。

為了推動內地業務發展，中銀香港設立了決策性的"中國業務委員會"和指導工作層面的"中國業務指導委員會"，並在二零零二年十一月把"內地分行業務部"改組為"中國業務總部"。我們積極加強中銀香港與中國銀行及其內地分行的聯繫和合作，利用整體優勢，共同做好"中國故事"。本集團在內地的14家分支行中，有12家已正式獲准經營全面的外滙業務，亦有5家獲准向外籍人士和外資企業提供人民幣業務。

在信用卡業務上，我們的兩地優勢充分發揮。供內地人士使用的長城國際卡的發卡量和卡戶消費在二零零二年內均有逾倍增長。為便利港人在內地消費而在香港推出的首張人民幣信用卡 —— 長城人民幣卡，發卡量在過去一年增長了3倍多。我們在內地的商戶收單業務上繼續處於領先地位，業務量增長19.8%。

年內，本集團成為粵港和深港港幣票據雙向聯合結算服務的代理行，也擔任了深港港幣實時支付結算系統在港的代理行，為深港兩地銀行提供實時、安全且低成本的跨境電子結算渠道。


客戶意見箱
Customer Opinion

本集團與中國銀行總行及其內地分行簽訂了多項業務合作協議，藉以擴大相互業務發展範圍，更好地滿足兩地客戶的需求。例如，中銀香港與中國銀行內地多個城市77家分支行試行推出的"內地－香港快滙"服務；與深圳分行推出的"內地樓按自動供款服務"；與上海分行推出的"滬港尊貴客戶互介計劃"等，正在不斷顯現我們與母行業務聯動和互補的優勢。

踏新起點　邁新目標

展望二零零三年，我們不會低估經營環境帶來的挑戰。香港經濟在外部仍然受到美伊緊張局勢的不明朗前景困擾，在內部亦未能擺脱經濟結構性調整的影響，復甦步伐可能只會相當溫和，而且增長分佈不平衡——"外熱內冷"的情況仍將持續一段時間。因而估計銀行業短期內仍未能從復甦中明顯受惠。

本集團在二零零二年七月上市時曾經提出中期發展的五大策略，即：

- 利用網絡和品牌優勢，通過加強交叉銷售和拓展高增值產品，增加業務收入；
- 改善風險管理，提高資產質量；
- 實現合併的協同效應，提高經營效益；
- 優化資產負債管理，提高資金運用效益和股本回報率；
- 充分利用與中國銀行合作和在內地市場的獨特優勢，大力發展中國業務。

過去一年，我們在以上五方面邁開了第一步，初見成效。今後，我們將繼續加強在這些方面的努力，以取得更大成果。

重組、合併、上市，標誌著本集團發展的新起點。現在，我們不僅要加快實踐重組後建立的新理念、新機制和新企業文化，更要按照作為一家主要上市金融機構的新要求，進一步完善公司治理機制，提高企業透明度，加快業務發展步伐，提昇整體經營素質，為股東創造最大價值，為客戶提供優質服務，並更好地履行我們的良好企業公民責任。



劉金寶

香港，二零零三年三月二十日



審慎理財

財務概述

財務表現

損益賬項目

港幣百萬元	二零零二年	二零零一年
提取撥備前之經營溢利	**12,089**	13,162
提取撥備後之經營溢利	**9,234**	5,750
除税前溢利	**8,068**	3,733
股東應佔溢利	**6,673**	2,768
每股盈利(港仙)	**63.11**	26.18
平均總資產回報率	**0.91%**	0.36%
平均股東資金回報率	**12.23%**	7.31%

本集團的股東應佔溢利由二零零一年的27.68億港元增長至二零零二年的66.73億港元。提取撥備前之經營溢利則下降10.73億港元或8.2%至120.89億港元。每股盈利為63.11港仙，較二零零一年上升141.1%。平均總資產回報率上升0.55個百分點至0.91%，而平均股東資金回報率亦由二零零一年的7.31%上升4.92個百分點至12.23%。

淨利息收入

港幣百萬元	二零零二年	二零零一年
淨利息收入	**13,942**	14,987
平均生息資產	**702,784**	768,525
淨息差	**1.85%**	1.67%
淨利息收益率	**1.98%**	1.95%

淨利息收入為139.42億港元，較二零零一年下降10.45億港元或7.0%。

淨息差上升18點子至1.85%，但由於無利息成本資金的收益貢獻減少15點子，抵銷了部份淨息差的增幅，故淨利息收益率僅上升3點子而為1.98%。息差改善的原因來自本集團年內採取了一系列優化資產負債結構的措施，包括：大幅減少與中國銀行的資金拆借，增加證券投資以提高回報，以及通過調整存款定價結構以降低資金成本。其他導致淨息差改善的因素還包括：即期存款、往來存款及儲蓄存款的增加及不履約貸款的減少。

但是，放款產品利率受到樓宇按揭競爭加劇、企業信貸需求疲弱及本集團調整放款組合等方面的制約而下調；在一定程度上削弱了淨息差的改善。

其他經營收入

港幣百萬元	二零零二年	二零零一年
其他經營收入	**4,172**	4,022
服務費及佣金淨收入	**2,948**	2,696
外滙業務之淨收益	**824**	816
投資物業之租金總收入	**279**	257
其他證券投資之淨(虧損)／盈利	**(61)**	108

其他經營收入上升1.50億港元或3.7%至41.72億港元，佔經營總收入的23.03%，高於二零零一年的21.16%。

服務費及佣金淨收入為29.48億港元，較二零零一年增長9.3%。淨收入增加的主要原因包括財富管理收入的增加、滙款業務手續費上升、銀團貸款業務錄得強勁增長，引入低餘額的港元儲蓄存戶收取服務費措施，以及服務費及佣金支出減少。

財富管理的收入增加主要來自銷售52億港元投資基金的佣金收入。信用卡發卡量及商戶收單業務量上升，亦帶動服務費及佣金淨收入的上升。

代客買賣股票業務量則隨著市場交易量的減少而下降，導致股票代理業務淨收入減少16.2%，抵銷了上述部分增幅。押滙相關的服務費和佣金收入亦減少了13.3%，但貿易融資業務從二零零二年下半年起已出現改善。

服務費及佣金支出減少，主要由於改變了樓宇按揭現金回贈支出的損益賬務分攤方法，使得現金回贈支出減少所致。

其他證券投資虧損包括1.45億港元按市值評估所錄得的未實現虧損，主要是受到證券信用孳息拉闊的影響。

經營支出

港幣百萬元	二零零二年	二零零一年
經營支出	**6,025**	5,847
員工薪酬支出	**3,578**	3,796
房產及設備支出(不包括折舊)	**803**	892
折舊費用	**632**	460
其他經營支出	**994**	676

經營支出增加1.78億港元或3.0%至60.25億港元。

員工薪酬支出減少2.18億港元或5.7%至35.78億港元，主要原因是人員優化配置措施令年內員工人數有所減少。在租金支出減少及業務操作有效整合的情況下，房產及設備支出下降0.89億港元或10.0%至8.03億港元。折舊費用受重組合併時以市場價格重估物業賬面值的影響而增加1.72億港元或37.4%至6.32億港元。其他經營支出增加3.18億港元或47.0%至9.94億港元，主要原因包括打銷若干逾期的應收賬款、專業顧問費用增加、支付董事及銀行責任賠償保險費用及拓展信用卡業務令支出上升等。二零零二年的成本對收入比率上升2.50個百分點至33.26%。

呆壞賬撥備

港幣百萬元	二零零二年	二零零一年
特別準備		
一 新提撥	**4,519**	10,649
一 撥回	**(582)**	(645)
一 收回已撇除賬項	**(904)**	(530)
	3,033	9,474
一般準備	**(178)**	(2,062)
支取損益賬淨額	**2,855**	7,412

呆壞賬撥備淨支出減少45.57億港元或61.5%至28.55億港元，佔客戶貸款平均餘額從二零零一年的2.2%下降至二零零二年的0.9%。由於風險管理機制不斷

改進，新提特別準備減少61.30億港元或57.6%至45.19億港元。而有效的催理措施令年內收回的呆賬由二零零一年的5.30億港元增加至本年的9.04億港元。

本集團為信用卡計提的呆壞賬撥備淨額則增加了1.89億港元或92.0%至3.95億港元，這主要受香港個人破產率持續高企的影響。二零零二年集團信用卡撇賬率為12.33%。

重估固定資產淨虧損

為全面反映自二零零二年四月重估物業後房地產價格下調的影響，本集團委託獨立測量行卓德國際物業顧問對本集團二零零二年十二月三十一日的物業組合市值進行重估，包括重估全部投資物業及部分自用房產。房產市值重估令本集團的房產重估儲備上升0.46億港元，並於二零零二年損益賬產生7.71億港元的重估虧損；而投資物業市值重估減值首先使投資物業重估儲備減少0.13億港元，其餘減值則形成二零零二年損益賬2.06億港元的重估虧損。

財務狀況

資產負債表

港幣百萬元	二零零二年	二零零一年
資產總額	**735,489**	766,140
銀行及其他金融機構存款及短期資金	**178,526**	254,877
證券投資	**190,232**	145,586
客戶貸款	**321,034**	323,038
固定資產	**20,212**	21,049
負債總額	**677,434**	712,904
客戶存款	**600,977**	606,428
發行之存款證	**–**	5,000

截至二零零二年十二月三十一日止，資產總額為7,354.89億港元，較二零零一年底減少306.51億港元或4.0%。

銀行及其他金融機構存款及短期資金減少763.51億港元或30.0%至1,785.26億港元。合併後，作為本地註冊法人，中銀香港按照香港金融管理局的指引建立了一套適合集團需要的全新的流動資金管理政策及機制。年內從中國銀行調回了546.35億港元的同業拆放資金。此外，根據我們的資產及負債管理策略，本集團亦減少了同業拆放及短期資金，將資金投向較高收益的證券。

證券投資餘額上升446.46億港元或30.7%至二零零二年底的1,902.32億港元。在證券投資組合中，美元及港元證券約佔83%，略低於二零零一年底的87%。證券組合中約99%擁有國際認可評級機構的投資評級。

客戶貸款總額減少20.04億港元或0.6%至二零零二年底的3,210.34億港元。二零零二年六月二十六日，中銀香港將賬面值為114.01億港元、已提特別準備26.79億港元的客戶貸款一次性出售予中國銀行開曼群島分行。若撇除出售貸款的因素，本集團的客戶貸款總額應錄得94.37億港元或3.0%增長。這體現了本集團致力開展銀團貸款及樓宇按揭策略的成效。年內銀團貸款及樓宇按揭貸款分別增長了5.5%及4.0%。

計入轉移風險的因素後，本集團貸予香港及中國內地以外其它地區客戶的貸款總額增加了73.22億港元或169%至二零零二年底的116.54億港元。

固定資產減少8.37億港元或4.0%至二零零二年底的202.12億港元，下跌的原因包括年內分別出售了5.72億港元的房產、房產及投資物業重估減值9.44億港元及折舊增加。另本年度本集團購入房產及投資物業9.12億港元，抵銷了上述部分跌幅。年內本集團出售的整幢物業包括國華銀行大廈、華僑商業銀行大廈及鹽業銀行大廈。

負債總額下降354.70億港元或5.0%至二零零二年底的6,774.34億港元，主要因為中國銀行提回410億港元的同業存款。

客戶存款下降54.51億港元或0.9%至二零零二年底的6,009.77億港元。即期存款及往來戶口增長15.2%，儲蓄存款亦增長10.9%，同期內，定期、短期及通知存款減少7.0%，抵銷了上述增幅，反映在低息環境下客戶傾向流動性較高的存款。本集團年內調整了存款定價結構，並實施了小額存戶收費政策。各項措施有效地控制了存款成本。

基於上述原因，貸存比率上升0.15個百分點至53.42%。

流動性及資本管理

港幣百萬元	二零零二年	二零零一年
股東資金	**56,941**	52,170
資本充足比率	**13.99%**	14.38%
平均流動資金比率	**41.17%**	39.88%

股東資金增加47.71億港元或9.1%至二零零二年底的569.41億港元。

本集團的綜合資本充足比率下跌0.39個百分點至13.99%，其中資本基礎上升2.5%，而風險資產則增加5.3%。資本基礎受到累積盈餘增加的帶動而上升，但其升幅又因受到年內派發之特別股息而有所減弱。風險資產的增加則主要受到或然負債及承擔的上升所帶動。

本集團維持充裕的資金流動性，平均流動資金比率為41.17%，高於二零零一年的39.88%。

資產質素

港幣百萬元	二零零二年	二零零一年
不履約貸款	**25,659**	35,512
佔客戶貸款總額之比率	**7.99%**	10.99%
特別準備覆蓋比率	**33.66%**	29.07%
總準備佔不履約貸款之比率	**58.51%**	48.19%

年內本集團的資產質素顯著改善。不履約貸款大幅減少98.53億港元或27.7%至二零零二年底的256.59億港元。故此，不履約貸款佔客戶貸款總額的比率由二零零一年底的10.99%下降至二零零二年底的7.99%。而特定分類貸款佔客戶貸款總額的比率則由二零零一年底的11.5%改善至二零零二年底的8.0%。

資產質素改善的主要原因包括：強化信貸風險管理機制，使新增不履約貸款減少；積極開展催理工作，包括催收現金及處理押品；積極核銷呆壞賬；以及採取出售貸款等措施。年內本集團通過催理共收回95.45億港元的特定分類貸款。

本集團採取穩健及保守的撥備政策，並遵照香港金融管理局的有關指引。年內集團審慎提高了工業及商業物業、土地及商舖的押品折扣率。

二零零二年底集團不履約貸款特別準備覆蓋比率由29.07%提高至33.66%，總準備佔不履約貸款之比率則由48.19%提高到58.51%。同時，特別準備金及押品佔特定分類貸款的覆蓋率由85.62%升至二零零二年底的90.08%。

業務回顧


月供股票計劃
Monthly Stock Savings Plan
股權寶
Equity Linked Deposit

二零零二年是本集團銳意改革、力爭發展的一個重要年頭。為爭取實現潛在的協同效益和將股東價值最大化，本集團繼續優化業務模式、經營策略和科技建設。

二零零二年是本集團銳意改革、力爭發展的一個重要年頭。重組合併後，我們的客戶基礎、分銷網絡及營運規模得以整合，使本集團成為本港第二大銀行集團。在困難的經營環境下，本集團仍繼續尋求新的業務發展機會。為爭取實現潛在的協同效益和將股東價值最大化，本集團繼續優化業務模式、經營策略和科技建設。

零售銀行業務

分行網絡優化

為提高服務質素及顯現成本效益，本集團持續進行分行網絡優化重整。在二零零二年，本集團在本港的分行總數已由二零零一年底的350家下降至319家。新建立的營銷文化預期可為未來發展帶來更多機會。本集團在年內重整了分行結構，使之朝向軸輻網絡佈局發展，啟動了"樣板分行試驗計劃"，分行類型包括"全功能分行"、"投資中心"、"個人理財中心"、"自助銀行中心"和"貴賓服務分行"等五大類。此試驗計劃預計於二零零三年初完成設計，並擬於年底前投入運作。

為提供更優質的客戶服務，本集團進一步擴大自助銀行網絡，覆蓋至本港更多的有利據點。至二零零二年十二月三十一日，在香港的自動櫃員機數目已增至435台。此外，集團客戶可在中國內地9個省50多個城市逾1,600台位置方便的自動櫃員機享用人民幣提現服務，更可在廣東省內指定的自動櫃員機提取港幣。

住宅樓宇按揭

本集團是在本港住宅樓宇按揭市場具主導地位的貸款機構之一，在二零零二年約佔本港新借出按揭貸款總額的17%[1]。本集團在年內銳意為客戶開創按揭產品，擴闊服務範疇，包括"二手樓宇按揭"、"延遲還款按揭"及"定息按揭"等。至年底，本集團在本港的住宅樓宇按揭貸款[2]較去年底增長4.0%。

財富管理

本集團年內為了把握財富管理服務需求增加的商機，不斷加強開發產品的力度，推出了一系列投資理財產品，包括保證基金、零售債券、"股權寶"及"月供股票投資計劃"等。

本集團的零售債券及保證基金銷售總額逾80億港元，充分反映本集團擁有優質品牌和廣泛分行網絡的優勢。本集團在本年獨家代售的"中銀香港－中銀保誠澳元保證基金"，是本港首創以非美元作為結算貨幣的保證基金，廣受市場歡迎。

在二零零二年六月，本集團推出了將定期存款與本港上市股票期權掛鈎的"股權寶"。在低息環境下，該產品自推出以來，市場反應良好。

"期權寶"亦為本集團在二零零二年重點營銷的產品，業務量比二零零一年增長逾倍。


OF CHINA

本集團年內組建了一支專業的專職理財顧問隊伍，為尊貴客戶提供優質服務，積極開拓這項具發展潛力的重點業務。自二零零二年十月起，本集團的客戶服務中心為客戶提供24小時服務。

信用卡

信用卡業務在二零零二年持續增長。至二零零二年十二月三十一日，信用卡發卡量與卡戶消費總額均錄得雙位數字增長。二零零二年的卡戶應收賬款總額亦較去年上升3.8%，表現優於同業平均的負增長水平。

我們一如既往，致力開創新服務範疇，以緊貼不斷變化的市場環境。年內成功推出全新品牌的"y not"卡，是一張專為現代女士度身訂造的信用卡，推出至今，深受女士愛戴。

1 本集團在二零零二年佔本港新借出按揭貸款之市場份額，是在截至二零零二年十二月三十一日止之年度，本集團新借出按揭貸款總額佔本港認可金融機構新借出按揭貸款總額(根據香港金融管理局的住宅按揭統計調查)之比率。

2 以在本港使用之貸款計，住宅樓宇按揭貸款不計及"居者有其屋計劃"、"私人參建居屋計劃"和"租者置其屋計劃"下的按揭貸款。

"長城國際卡"是本集團另一重點產品，尤其適合經常出國經商或旅遊消費的中國內地客戶。其發卡量及卡戶消費總額年內分別大幅增長達104.7%及107.2%。另外，本集團二零零零年成功引進本港市場的"長城人民幣卡"，是市場首張以人民幣為交易及清算貨幣的信用卡，為經常穿梭內地和香港兩地的客戶提供更方便、更貼身的服務。"長城人民幣卡"的發卡量在二零零二年內增長達3倍多。


VISA
y not
MasterCard
VISA

商戶收單業務是本集團的業務重點之一。香港地區商戶收單業務量增長3.4%。此外，本集團在內地商戶收單業務上繼續處於領先地位，本年業務量增長19.8%。

中銀信用卡公司在激烈的市場競爭中，贏取了VISA國際二零零一／二零零二年度香港區最高卡戶簽賬額增長的金獎、香港區最高商戶簽賬額的銅獎、香港區最佳監控詐騙的發卡銀行、香港及澳門VISA驗證傑出成就獎，以及由萬事達國際頒發的二零零二年度香港區商務卡消費額最高市場大獎。

在二零零二年，信用卡業界的撇賬情況仍受本港經濟不景氣及個人破產個案飈升所衝擊。至二零零二年底，本集團的撇賬比率為12.33%，略低於市場平均水平。本集團將繼續檢討及調整信貸政策，以確保控制資產質素。

企業銀行業務

銀團貸款

在銀團貸款業務上，本集團憑藉廣泛的客戶基礎，由以往主要擔任參與行轉變為牽頭安排行的角色。銀團貸款業務因而取得擴展，與此相關的非利息收入亦顯著增加。根據市場刊物《基點》統計，按交易宗數或貸款金額計算，本集團本年在香港的銀團貸款牽頭安排行排名榜上均位居前列。

中小企業貸款及貿易融資

本集團關注中小企業的融資需要，參與推行由香港政府作出部份擔保的"中小企業營運設備及器材信貸保證計劃"。

為增強押滙服務，本集團為企業客戶推出了新的應收賬款融資保理服務。

現金管理

二零零二年八月，本集團推出了以企業客戶為銷售對象的債券買賣服務。與此同時，本集團進一步擴展企業債券包銷業務，在本年內成功為數宗大型企業和金融機構發行的債券進行包銷。



金融機構業務

本集團年內繼續在各方面加強與本地及國際金融機構的聯繫。本集團亦成立了一支專職的外勤隊伍，向非銀行金融機構提供切合其需要的銀行服務。本集團在中國內地和香港舉辦了多次業務座談會，成功爭取與多家內地同業建立了新的業務往來關係。

資金業務

本集團藉著合併帶來的廣泛客戶基礎和分銷網絡，策略性地採用新的資金業務經營模式，並且成立了客戶服務小組，在新的產品及服務範疇上，為主要客戶提供專業支援。在科技配套設施方面，本集團建立了以客戶為導向的資金交易平台。資金業務客戶數量從而錄得明顯增長。與此同時，本集團為配合增加與中國內地相關的產品及服務，積極吸納內地金融機構的存款。

鑑於大型企業籌集資金的需求上升，本集團積極參與本地一級債券市場。本集團亦擔任香港按揭證券有限公司、香港機場管理局和地鐵有限公司發行債券項目的市場莊家之一。

內地分行及中國相關業務

中國內地相關業務將會是本集團未來增長的一股重要動力。

內地分行

本集團在中國內地共有十四家分、支行，遍佈各重點城市如北京、上海、大連、青島、福州、廈門、廣州、汕頭、深圳和海口。其中十二家內地分、支行已正式獲准經營全面的外滙業務，為各類客戶包括內地居民及企業提供外幣銀行服務。此外，本集團亦有五家內地分行合資格經營部份人民幣業務，為外籍人士及外資企業提供人民幣銀行服務。

為配合內地業務的日益發展，本集團的"內地分行業務部"在二零零二年十一月重組為"中國業務總部"，相信可助進一步優化我們在兩地的客戶服務和更好地捕捉內地的商機。

在內地樓宇按揭業務方面，我們的目標是向客戶提供"任何分行(中銀香港／中國銀行)、任何幣種(人民幣／港幣)、任何地方(香港／中國

內地)還款"的服務。在二零零二年,本集團與中國銀行深圳分行合作推出"內地樓按自動供款服務",旨在方便已在內地購置物業的本港居民。透過此服務,客戶可直接從香港指定的本集團賬戶滙款至其他辦理內地樓宇按揭業務的中銀香港內地分行或中國銀行分行。本集團本年成功爭取了廣東省多個優質住宅樓盤的按揭業務,並為在廣東省置業的按揭客戶推出了一項新的代客領取權屬文件服務。透過此項服務,當客戶悉數清還按揭貸款後,可以選擇在香港取回其在廣東省的房產證明文件。

二零零二年八月,本集團在遵循中國出口退稅政策的基礎上,推出了一項新的企業融資產品——"出口退稅貸款辦法",以協助企業客戶紓緩因出口退稅款項未能及時到賬而引起的短期流動資金緊絀壓力。

結算業務

為提升票據結算效率和減低運作成本,本集團在中國內地和香港的結算業務上作出多項推進。在深港港幣票據單向聯合結算業務的基礎上,本集團於二零零二年五月及六月分別與國家外滙管理局深圳市分局及廣東省分局簽訂了業務協議,並且與深圳市金融電子結算中心及廣州市銀行電子結算中心簽訂了服務協議,成為粵港及深港港幣票據雙向聯合結算業務的代理行,開展有關業務。

本集團在二零零二年六月獲委任為深港港幣實時支付結算系統聯網項目在本港的代理行,該項目於同年十二月成功啟動,為深、港兩地提供即時、安全且低成本的港幣跨境電子結算渠道,標誌著中國內地與香港資金結算服務進入了一個新階段。

與中國銀行合作

本集團繼續透過與中國銀行合作,在中國內地尋找發展機會。

在二零零二年,本集團與中國銀行上海分行簽訂了一份業務合作備忘錄,預期可藉此開拓財富管理業務;同時,透過優越客戶相互推薦計劃,向上海的優質客戶提供各項財富管理服務。

二零零二年十月,本集團與中國銀行達成了"結算業務合作協議",擴大雙方在某些貿易融資服務上的合作。此外,本集團與中國銀行簽訂了"兩地運送及購買外幣現鈔協議",有關服務已正式推出。

隨著本港與內地的經濟和商業聯繫日益頻繁,本集團利用獨特的競爭優勢,提供全方位、多渠道的跨境金融服務,並且深信與中國銀行的合作相輔相成,互惠互利。


中國銀行(香港)
BANK OF CHINA (HONG KONG)
中銀香港助您開啟中國之門

資訊科技

本集團相信，先進的資訊科技基建設備是各項業務運作的基幹，故成立了"資訊科技委員會"，監察各項資訊科技發展計劃。為配合未來業務發展，本集團制訂了資訊科技發展藍圖。

年內，本集團展開了多個重點項目，並且對一些系統進行了具體改進，重點項目包括：

- 本集團已開始建立一套先進的"客戶關係管理系統"，並將於未來數年分階段投入運作，屆時將有助增強交叉銷售效率和提升產品開發能力；
- 本集團現正構建一套"企業級數據倉庫系統"，改善有關系統的效能；
- 制訂內地分行資訊科技改造計劃；
- 完成網上銀行系統的開發。

後勤營運

後勤營運為本集團各項業務運作提供必要的支援。本集團透過精簡工作流程及提升電腦系統功能，提高了營運效率。

本集團在年內逐步建立一個多元化的金融產品結算平台，優化電腦網絡佈局，並建立"電子化報表系統"以減少列印報表開支。

為提高信貸審批及貸款處理程序的效率，本集團計劃於二零零三年分階段推行"電子授信審批流程系統"。

本集團已正式啟動籌建"文件影像化系統"平台計劃及推出"資料處理集中化項目"，藉以加強數據收集及處理流程自動化，提昇整體營運效益。

員工人數

截至二零零二年十二月底，本集團連同屬下所有附屬機構的員工人數為13,439人，較上年底減少284人。其中，中銀香港、南商、集友和中銀信用卡公司的員工人數為13,191人，比上年底減少237人。



企業資訊

董事會

董事長	劉明康
副董事長	孫昌基 劉金寶
董事	平岳 華慶山 李早航 和廣北 周載群 張燕玲 賈培源* 馮國經* 單偉建* 董建成*

** 獨立非執行董事*

高級顧問	梁定邦

高層管理人員

總裁	劉金寶
副總裁	朱赤 丁燕生 柯文雅 林炎南
首席財務官	羅文華
風險管理總監	毛小威
公司秘書	楊志威

註冊地址

香港花園道1號中銀大廈52樓

核數師

羅兵咸永道會計師事務所

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心19樓
1901至5室

美國預託股份託管銀行

花旗銀行(Citibank, N.A.)
111 Wall Street
New York, NY 10005
United States of America

網址

www.bochkholdings.com


建 構 未 來

董事會及高層管理人員簡介

董事



劉明康先生，董事長

56歲。本公司及中銀香港董事長。自二零零零年起擔任中國銀行董事長兼行長。現任中銀(BVI)及中銀香港(集團)董事、本公司及中銀香港風險管理委員會主席、中銀國際主席、國際金融協會副主席。一九九九年至二零零零年任中國光大集團有限公司董事長。一九九八年至一九九九年擔任中國人民銀行副行長及中國貨幣政策委員會副主席。一九九四年至一九九八年任中國國家開發銀行副行長。一九七九年至一九九三年擔任中國銀行多個職位，並於一九九三年至一九九四年出任福建省副省長和省政府秘書長。



孫昌基先生，副董事長

60歲。本公司及中銀香港副董事長。自二零零零年起擔任中國銀行副董事長，並自一九九九年起出任中國銀行副行長。現任中銀(BVI)及中銀香港(集團)董事、本公司及中銀香港薪酬委員會主席。一九九九年至二零零一年任東方資產管理公司總裁。一九九八年至一九九九年任中國國家機械工業局常務副局長。一九九三年至一九九八年擔任中國國家機械工業部副部長。一九九一年至一九九三年任國家機械工業部生產司副司長。



劉金寶博士，副董事長兼總裁

50歲。本公司及中銀香港副董事長兼總裁，亦為南商董事長。自一九九六年起任中國銀行董事，並自一九九八年起任中國銀行副董事長。現任本公司及中銀香港風險管理委員會成員。於一九七六年加入中國銀行，一九九四年成為中國銀行上海分行總經理；一九九七年獲委任為中國銀行港澳管理處常務副主任，繼而於一九九九年晉升為主任。自一九九七年起出任中國銀行香港分行總經理。現為香港交易及結算所有限公司、香港銀行同業結算有限公司、香港印鈔有限公司及上海商業銀行有限公司的非執行董事，以及香港政府轄下外滙基金諮詢委員會、土地基金諮詢委員會及策略發展委員會委員。以中銀香港委任代表身份出任香港銀行公會委員會委員，並於一九九九年及二零零二年擔任主席。現任香港中國企業協會會長。



平岳先生，非執行董事

60歲。本公司及中銀香港非執行董事。自一九九五年起兼任中國銀行董事會常務董事，亦為本公司及中銀香港稽核委員會成員。是一名高級經濟師，於銀行業積逾十八年經驗。



華慶山先生，非執行董事

50歲。本公司及中銀香港非執行董事。現任中國銀行副行長、本公司及中銀香港風險管理委員會成員及中銀信用卡公司董事長。一九九四年至一九九八年出任中國銀行行長助理。



李早航先生，非執行董事

47歲。本公司及中銀香港非執行董事。現任中國銀行副行長、本公司及中銀香港薪酬委員會成員及中銀投資董事長。於銀行業積逾二十年經驗。一九九零年至二零零零年擔任中國建設銀行總經理及副行長。



和廣北先生，非執行董事

48歲。本公司及中銀香港非執行董事。現任中國銀行副行長、本公司及中銀香港稽核委員會成員、集友銀行董事長及中銀國際董事。於銀行業積逾二十年經驗。一九九八年至二零零零年任職中國銀行行長助理。一九九六年至一九九八年任中國銀行資金部總經理。



周載群先生，非執行董事

50歲。本公司及中銀香港非執行董事。現任中國銀行副行長、本公司及中銀香港稽核委員會成員。於銀行業擁有逾二十年經驗。一九九九年至二零零零年任中國工商銀行（"工行"）北京市分行總經理。一九九七年至一九九九年任工行規劃及財務部總經理。



張燕玲女士，非執行董事

51歲。本公司及中銀香港非執行董事。現任中國銀行副行長、本公司及中銀香港風險管理委員會成員。於銀行業積逾二十年經驗。二零零零年三月至十月任中國銀行米蘭分行總經理。一九九七年至二零零零年任中國銀行營業部總經理。



賈培源先生，獨立非執行董事

64歲。本公司及中銀香港獨立非執行董事。現任本公司及中銀香港稽核委員會及風險管理委員會成員。一九九六年退休前一直出任花旗集團及花旗銀行副主席及董事。現任美國國際集團及柏克斯特國際公司獨立非執行董事及Mt. Sinai-NYU Medical Centre受託人。曾任CNH Global NV董事。曾擔任賓夕凡尼亞大學沃頓研究生院執行委員會委員。現為賓夕凡尼亞大學SEI Centre for Advanced Studies in Management高級研究員。



馮國經博士，獨立非執行董事

57歲。本公司及中銀香港獨立非執行董事。現任本公司及中銀香港稽核委員會及薪酬委員會成員。現任利豐集團、香港機場管理局及香港大學校務委員會主席，並任電訊盈科有限公司、嘉里建設有限公司、東方海外(國際)有限公司、新鴻基地產發展有限公司、道亨銀行集團有限公司及DBS廣安銀行有限公司獨立非執行董事。



單偉建先生，獨立非執行董事

49歲。本公司及中銀香港獨立非執行董事。現任本公司及中銀香港稽核委員會主席及薪酬委員會成員。現任美國新橋投資有限公司董事總經理，並任韓國第一銀行、寶山鋼鐵股份有限公司及台泥國際集團有限公司董事。曾任JP摩根銀行董事總經理、賓夕凡尼亞大學沃頓商學院教授及華盛頓世界銀行投資管理人員。



董建成先生，獨立非執行董事

60歲。本公司及中銀香港獨立非執行董事。現任本公司及中銀香港稽核委員會及薪酬委員會成員，並為東方海外(國際)有限公司主席兼行政總裁。一九九三年至一九九五年任香港船東會主席。一九九九年至二零零一年任香港總商會主席。現任浙江滬杭甬高速公路股份有限公司、中國石油天然氣股份有限公司、浙江第一銀行有限公司、泛華集團獨立非執行董事及國泰航空公司獨立非常務董事；香港港口及海事發展局成員；香港美國協會及海上教育學院基金主席；香港理工大學顧問委員會主席及校董會成員；美國匹茲堡大學國際學術中心及喬治城大學外交事務學校校董。

董事會高級顧問



梁定邦先生，高級顧問

56歲。本公司及中銀香港董事會高級顧問，屬非執行職位。一九九八年起一直出任中國證券監督管理委員會首席顧問。一九九五年至一九九八年任香港證券及期貨事務監察委員會主席，並由一九九六年至一九九八年任國際證券委員會組織技術委員會主席。一九九一年至一九九四年為香港聯合交易所理事會及其上市委員會委員。於一九九零年獲頒授御用大律師(現改為資深大律師)的專業資格。曾任哈佛法律學院客座學者及執業客座教授。

其他高層管理人員



朱赤先生，副總裁

48歲。本集團副總裁，負責業務規劃及財務策略業務單位。一九九八年至二零零一年任中國銀行澳門分行總經理。一九九八年至二零零一年任中國銀行港澳管理處副主任。自一九九六年起連續六年擔任中國銀行董事。一九八二年至一九九八年在中國銀行擔任不同職位：一九九二年任中國銀行綜合計劃部副總經理，其後於一九九五年獲提升為中國銀行行長辦公室總經理。自二零零一年起任香港公益金董事。



丁燕生先生，副總裁

49歲。本集團副總裁，負責業務支援服務策略業務單位，亦為中銀香港人力資源部總經理。二零零一年四月至九月任中國銀行港澳管理處人事部總經理。一九九六年至二零零一年曾先後擔任中國銀行人力資源部副總經理及總經理。二零零零年至二零零一年任中銀國際董事。



柯文雅先生，副總裁

53歲。本集團副總裁，負責企業銀行及資金策略業務單位，亦為中銀香港企業銀行及金融機構部總經理。自二零零一年起任中國銀行香港分行第一副總經理。一九八八年至二零零一年任職中國銀行香港分行副總經理。香港銀行學會及英國金融服務學會會士。



林炎南先生，副總裁

50歲。本集團副總裁，負責零售銀行策略業務單位，同時亦為中銀香港零售銀行部總經理。自二零零三年起任中銀國際非執行董事。一九八九年至一九九八年任廣東省銀行香港分行副總經理。一九九八年至一九九九年任中國銀行香港分行副總經理。二零零零年至二零零一年任浙江興業銀行香港分行代理總經理。



羅文華先生，首席財務官

51歲。本集團首席財務官，亦為中銀香港財務部總經理。現為南商董事及上海商業銀行有限公司替任董事。一九九二年至二零零一年任南商副總經理。澳洲認可管理會計師學會及香港電腦學會會員。



毛小威先生，風險管理總監

50歲。本集團風險管理總監，亦為中銀香港風險管理部總經理。現任本公司及中銀香港風險管理委員會成員、南商及集友董事。一九九九年至二零零一年任中國銀行港澳管理處業務部總經理；二零零零年至二零零一年任香港中銀集團重組辦公室主任。自一九九六年起，歷任中國銀行多個高級管理職位：一九九八年至一九九九年任中國銀行資產負債管理部總經理；一九九六年至一九九八年任中國銀行發展規劃部總經理。



楊志威先生，公司秘書

48歲。本公司及中銀香港公司秘書兼投資者關係主管。曾任中國光大控股有限公司法律顧問兼董事及胡關李羅律師行合夥人。曾於香港證券及期貨事務監察委員會任職。現為香港總商會法律委員會成員。


香港(控股)有限公司

董 事 報 告

董事會報告

董事會同仁謹此提呈中銀香港(控股)有限公司(下稱"本公司")及其附屬公司(連同本公司統稱"本集團")截至二零零二年十二月三十一日止之董事會報告及財務摘要報表。

主要業務

本集團之主要業務為提供銀行及相關之金融服務。本集團於本年度按業務分類的經營狀況分析詳情載於財務摘要報表之賬目附註7。

業績及分配

本集團在本年度之業績載於第60頁之綜合損益賬。

於二零零二年六月二十八日，本公司股東通過於二零零二年一月一日起至二零零二年六月十八日止期間的特別股息為每股0.0366港元(並無計及二零零二年七月十日的股份合併)或每股0.183港元(經計及該股份合併)。此項特別股息的總金額為19.35億港元，並會以經營業務得來之現金支付。

董事會建議派發末期股息每股0.215港元，股息總額約22.73億港元，惟必須待股東於二零零三年五月二十九日(星期四)舉行之股東週年大會上批准後方可作實。如獲批准，是項末期股息將會於二零零三年五月三十日(星期五)派發予於二零零三年五月十六日(星期五)名列本公司股東名冊之股東。

暫停辦理股份過戶登記

本公司將由二零零三年五月二日(星期五)至五月十六日(星期五)(首尾兩天包括在內)，暫停辦理股份過戶登記手續，以確定有權收取末期股息的股東名單。股東如欲收取末期股息，須於二零零三年四月三十日(星期三)下午四時正前，將股票連同股份過戶文件一併送交本公司股份過戶登記處香港中央證券登記有限公司，地址是香港皇后大道東183號合和中心19樓1901-5室，辦妥過戶登記手續。

儲備

本集團儲備詳情載於財務摘要報表之賬目附註6。

捐款

本集團於年內之慈善及其他捐款總額為5,625,000港元(二零零一年：372,000港元)。

固定資產

本集團之固定資產變動詳情載於財務摘要報表之賬目附註4。

股本

本集團之股本變動詳情載於財務摘要報表之賬目附註5。

可供分派儲備

按照香港公司條例第79B條，本公司於二零零二年十二月三十一日的可分派儲備約為2,583,000,000港元(二零零一年：無)。

四年財務摘要

本集團過去四個財政年度之業績、資產及負債(為二零零二年七月二十五日本公司上市所需之最早年度業績記錄)之摘要載於第2頁。

購買、出售或贖回本公司股份

於本年度內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何股份。

認股權

根據本公司全體股東於二零零二年七月十日通過的書面決議案，本公司批准及採納二零零二年認股權計劃及二零零二年股份儲蓄計劃。本公司在聯交所上市時曾向聯交所承諾，本公司不會在未取得聯交所同意前，於上市後六個月內(即截至二零零三年一月二十五日止)授出或同意授出任何認股權。有鑑於此，於截至二零零二年十二月三十一日止之年度內，本公司並未根據二零零二年認股權計劃或二零零二年股份儲蓄計劃授出任何認股權。

認股權(續)

以下列出根據上市規則規定而披露的關於二零零二年認股權計劃及二零零二年股份儲蓄計劃的摘要：

	二零零二年認股權計劃	二零零二年股份儲蓄計劃
認股權計劃之目的：	二零零二年認股權計劃旨在向參與者提供購買本公司股份權益之機會，以吸引及挽留最優秀之員工，鼓勵及促使參與者努力提升本公司之價值及股份之價值，容許彼等參與本公司之發展，以及將本公司股東及參與者之利益掛鈎。	二零零二年股份儲蓄計劃旨在鼓勵僱員認購股份，以提高僱員對股價之注意力及加強僱員對股價表現之參與感，為僱員提供積聚資產之機會，以及將全體僱員與本公司股東之利益掛鈎。
認股權計劃之參與者：	在符合適用法例之前提下，參與者包括本集團之全職或兼職僱員、行政人員或高級職員，本集團之執行董事或非執行董事，或身為本集團任何委員會成員之中國銀行或其任何附屬公司之全職或兼職僱員、行政人員、高級職員或董事。	於受邀之日並未獲授二零零二年認股權計劃項下任何認股權，並符合董事會不時訂定之服務年資(如有)之本集團僱員、行政人員、高級職員或董事。
根據認股權計劃可予發行之股份總數，及其於二零零二年十二月三十一日佔本公司已發行股本之百分比：	根據二零零二年認股權計劃、二零零二年股份儲蓄計劃、及本集團任何成員公司之其他認股權計劃或以儲蓄為基礎之認股權計劃("其他計劃")可授予之最高股份總數不得超過本公司於二零零二年七月十日已發行股份之10%，即1,057,278,026股股份。	與二零零二年認股權計劃相同。
認股權計劃中每名參與者可獲授權益上限：	根據二零零二年認股權計劃及其他計劃已授予或將授予任何一位參與者之認股權(包括已行使、已取消或尚未行使之認股權)行使以後已發行或將發行之股份總數，不得在授出日期前之任何12個月期間(包括授出日期在內)超過當時已發行股份之1%。	根據認股權可供認購之最高股份數目相等於，按參與者於到期日(定義見下文)所約定之供款額及相應利息之總和，以行使價可認購之最高股份數目(捨至最接近之整數)。然而，根據二零零二年股份儲蓄計劃及其他計劃已授予或將授予任何一位參與者之認股權(包括已行使、已取消或尚未行使之認股權)行使以後已發行或將發行之股份總數，不得在授出日期前之任何12個月期間(包括授出日期在內)超過當時已發行股份之1%。每名參與者之每月供款不得少於該參與者於申請日之月薪之1%亦不得多於其10%。
可根據認股權認購股份之期限：	由董事會規定並列於要約函內之期限。	緊接授出日期或董事會決定之其他日期起計首個及第二個週年日後之30日期間(不包括首個及第二個週年日)，或緊接授出日期或董事會決定之其他日期起計第三個週年日("到期日")後之30日期間，或董事會決定之任何其他期間。
認股權行使前必須持有之最短期限：	由董事會規定並列於有關要約函內之最短期限。	1年。
(a) 參與者接受認股權時須支付之金額：	(a) 1.00港元。	(a) 1.00港元。
(b) 付款或通知付款之期限：	(b) 參與者必須於要約函內列明之有效接受期限內(該期限不得少於發出要約函後7日)向本公司付款，或向本公司作出付款承諾。	(b) 參與者必須於邀請函內列明之限期前向本公司付款或向本公司作出付款承諾。
(c) 償還申請認股權貸款之期限：	(c) 不適用。	(c) 不適用。
行使價之釐定基準：	行使價將由董事會於授出認股權當日按下列基準(不少於以下之最高者)而釐定： (a) 本公司股份之面值； (b) 於授出日(該日必須是營業日)聯交所每日報價表上之本公司股份收市價；及 (c) 授出日前五個營業日內，聯交所每日報價表上之本公司股份平均收市價。	與二零零二年認股權計劃相同。
認股權計劃尚餘之有效期：	二零零二年認股權計劃之有效期為本公司股份在聯交所買賣首日(即二零零二年七月二十五日)起計十年。	二零零二年股份儲蓄計劃之有效期為自本公司股東批准及採納該計劃之日(即二零零二年七月十日)起計十年。

關於中銀(BVI)根據上市前認股權計劃就本公司股份授出的認股權，請參照"董事及總裁認購股份之權利"。

董事

本公司現任董事載列於第29頁。

除劉明康先生及孫昌基先生乃於二零零一年九月十七日獲委任為董事外，其他人士皆於二零零二年六月十七日獲委任為董事。

根據本公司組織章程細則第98條的規定，除董事長、副董事長及總裁外，各董事須在週年大會上輪值告退，並可膺選連任。據此，李早航先生、和廣北先生及單偉建先生將於即將舉行的股東週年大會上輪值告退，並願膺選連任。

董事與高層管理人員簡介

董事與高層管理人員簡介載於第31頁至第35頁。

董事之服務合約

所有在即將舉行的股東週年大會上膺選連任的董事，均未與本公司或其任何附屬公司訂立任何在一年內不能終止，或除正常法定補償外還須支付任何補償方可終止的服務合約。

董事於重大合約之權益

於本年度內，本公司、其控股公司、附屬公司、或各同系附屬公司概無就本集團業務訂立任何重大、而任何董事直接或間接擁有重大權益的合約。

董事及總裁認購股份之權利

於二零零二年七月五日，本公司直接控股公司中銀(BVI)根據上市前認股權計劃向下列董事及總裁授予認股權，彼等可據此向中銀(BVI)購入合共13,737,000本公司現有已發行股份，行使價為每股8.50港元。該等認股權股份佔本公司於授出有關認股權之日及於二零零二年十二月三十一日的已發行股本約0.13%。上述認股權自二零零二年七月二十五日起一年內不得行使。該等認股權股份自二零零二年七月二十五日起四年內歸屬，該等認股權的25%股份數目將於每年年底歸屬，有效行使期為十年。於二零零二年七月二十五日(即本公司股份開始在聯交所買賣之日)或之後，不會再根據上市前認股權計劃授出任何認股權。

董事及總裁認購股份之權利(續)

以下列出有關向董事及總裁授予認股權的詳情：

	授出日期	每股行使價(港元)	行使期限	認股權數量 於二零零二年一月一日	於二零零二年七月五日授出之認股權	年內已行使之認股權	年內已作廢之認股權	於二零零二年十二月三十一日
劉明康	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,735,200	-	-	1,735,200
孫昌基	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,590,600	-	-	1,590,600
劉金寶	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,735,200	-	-	1,735,200
平岳	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
華慶山	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
李早航	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
和廣北	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
周載群	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
張燕玲	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
總數：				**-**	**13,737,000**	**-**	**-**	**13,737,000**

除上文披露外，在本年度任何時間內，本公司、其控股公司、附屬公司或各同系附屬公司概無訂立任何安排，使董事或總裁可藉購買本公司或任何其他法人團體之股份或債券而獲益。

董事及總裁於股份中之權益

於二零零二年十二月三十一日，董事或總裁或彼等各自的聯繫人士概無擁有本公司或本公司任何相聯法團(按披露權益條例的定義)的股份而需根據披露權益條例第29條規定必須記入本公司股東權益登記冊內的權益，或根據上市公司董事進行證券交易的標準守則規定必須立即通知本公司及聯交所的權益。

董事在與集團構成競爭之業務所佔之權益

除獨立非執行董事外，所有董事會成員亦同時是本公司最終控股公司中國銀行董事會之成員。中國銀行是一家中國內地的國有商業銀行，透過其分佈全球的聯繫公司提供全面的商業銀行及其他金融服務。本集團若干業務與中國銀行及其聯繫公司的業務重疊及／或互相補足。就本集團與中國銀行及其聯繫公司的競爭而言，董事會相信憑藉良好的公司治理，加上獨立非執行董事的參與，本集團的利益將獲得足夠的保障。

除上述披露外，並無任何董事在與本集團直接或間接構成或可能構成競爭的業務中持有任何權益。

主要股東

於二零零二年十二月三十一日，本公司根據披露權益條例第16(1)條規定備存的主要股東權益登記冊，顯示下列股東持有本公司已發行股本10%或以上的權益：

股東名稱	實益持有股份數目	佔已發行股本的百分比
中國銀行	8,136,861,766(附註1)	76.96%
中銀香港(集團)	8,118,861,766	76.79%
中銀(BVI)(附註2)	8,118,861,766	76.79%
華僑(附註3)	1,379,575,062	13.05%

附註：
1. *所示的股份數目，已包括中銀保險及中銀人壽(兩者均為中國銀行的全資附屬公司)兩者實益持有的18,000,000股本公司股份。*
2. *中銀(BVI)為中銀香港(集團)的全資附屬公司，而中銀香港(集團)則為中國銀行的全資附屬公司。因此，根據披露權益條例，中銀香港(集團)與中國銀行被視為於本公司股本中擁有與中銀(BVI)相同的股本權益。*
3. *中銀(BVI)實益擁有華僑93.64%的股權。因此，根據披露權益條例，中銀(BVI)被視為於本公司股本中擁有與華僑相同的股本權益。*

管理合約

本年度內，本公司並無就整體或任何重要業務的管理和行政工作簽訂或存有任何合約。

主要客戶

集團在本年度最大五名客戶佔本集團之利息收入及其他經營收入總和少於30%。

關連交易

就獲聯交所授出豁免的關連交易，本公司獨立非執行董事已審閱並核實此等交易為：

(i) 按本集團日常及一般業務過程中進行；

(ii) 按一般商業條款進行交易，或若無足夠的可比較交易以判斷是否按一般商業條款進行，則按本公司股東而言屬公平合理的條款進行；

(iii) 該等交易已按監管該等交易的協議所載條款或(如無該等協議)不遜於給予或獲自(如適用)獨立第三方的條款進行；及

(iv) 就設有年度金額上限的交易類別，該等交易的年度交易總額沒有超過年度金額上限。

關連交易詳情載於第72頁至第76頁。

稽核委員會

本公司已參照香港會計師公會發出之"成立審核委員會指引"編製及採納列明稽核委員會之職權及責任之職權範圍。

稽核委員會(續)

稽核委員會為董事會與本公司核數師就稽核事宜之重要聯繫。此外，稽核委員會亦負責評估本公司之外部及內部稽核事宜、內部監控及風險評估。年內，委員會審議了本集團之主要會計政策及重要財務政策文件。委員會成員包括單偉建先生(主席)、賈培源先生、馮國經博士、董建成先生四位獨立非執行董事及平岳先生、和廣北先生及周載群先生三位非執行董事。於本財政年度，稽核委員會曾分別舉行六次會議。

預算管理及滙報

每年制定的營運預算須經由董事會審批，方予採納。董事會通過年度預算後，其他財務及非財務指標將會分解至各部門。本集團設有明確程序，評估、檢討和審批主要的資本開支及經常開支。現有的核准預算範圍或估算以外的重大支出建議，交由董事會或其轄下有關的委員會決定。由二零零三年起，本集團亦會參照營運預算，定期每季向董事會及稽核委員會滙報營運業績。

符合《本地註冊認可機構披露財務資料》指引

二零零二年十二月三十一日為年結日的一套集團年度賬目完全符合金管局頒佈之監管政策手冊《本地註冊認可機構披露財務資料》指引內所載的規定。

符合上市規則最佳應用守則

董事確定，除本公司獨立非執行董事由於依據本公司組織章程細則規定於股東大會上輪值告退及連任而並無指定任期外，本公司由二零零二年七月二十五日(即本公司上市之日)至二零零二年十二月三十一日止期間內所有時間均有符合上市規則附錄十四之最佳應用守則。

核數師

核數師已審核截至二零零二年十二月三十一日止之集團年度賬目，並就有關賬目發表無保留意見及無修訂意見之核數師報告。

承董事會命

劉明康
董事長
香港，二零零三年三月二十日


嚴謹管治

公司治理

本公司建立了以董事會為核心、董事會集體決策與董事個人負責相結合、充分發揮獨立非執行董事監督作用的良好公司治理機制。

本公司參照國際最佳標準、香港金融管理局的指引、聯交所的上市規則和相關指引，本著對全體股東負責、實現股東價值最大化和不斷提高信息透明度的原則，建立了以董事會為核心、董事會集體決策與董事個人負責相結合、充分發揮獨立非執行董事監督作用的良好公司治理機制。

董事會及管理層

本公司董事會負責制定提高股東收益的策略和基本標準，指引並監督本公司業務運作的方向。董事會的十三名成員中，獨立非執行董事有四名，發揮獨立監督和保障小股東利益的作用；其餘為八名非執行董事和一名擔任總裁的執行董事。另外，董事會還聘請一名熟悉監管和市場運作的資深人士擔任高級顧問，參加董事會會議並發表意見。首席財務官和風險管理總監亦出席董事會並就會計、財務和風險管理方面向董事會提供意見。

本公司實行董事長和總裁分任並各司其職的體制。以董事長為首的董事會負責任免總裁和主要高級管理人員，其他重要職位的任免需向董事會備案。董事會授權總裁根據董事會批核的風險管理和其他內部監控制度和政策負責日常的業務經營，重大的交易、收購、資產處置和投資則需經董事會審批。本公司董事和管理層的權限和職責明確，並在公司內部推行嚴格的監控和制衡機制。根據董事會的要求，管理層已制定措施並維持有效的內部監控制度，以確保本公司在依法合規經營的前提下審慎和以高度的誠信經營業務。為確保董事會有效履行職責，管理層就本公司的表現定期向董事會提交報告。

董事會負責制定本公司的長期發展策略、中期業務發展計劃和短期實施方案，並密切關注其執行情況，必要時根據股東價值予以適當修正。以總裁為首的管理層負責執行有關的策略、計劃和方案，並定期向董事會作出報告。董事會審批本公司的年度預算和業務計劃，並以此作為評估本公司和管理層業績表現的重要依據。



董事會下設稽核委員會、風險管理委員會和薪酬委員會，就本公司管理和經營上相應領域的工作情況向董事會作出報告。董事會休會期間，上述委員會可代表董事會監察管理層的相關工作。稽核委員會下設法律及合規委員會，風險管理委員會下設風險控制委員會，成員均為相應領域的專家，分別向稽核委員會和風險管理委員會提供諮詢。

管理層設立了管理委員會、資產負債管理委員會、信貸委員會、反洗黑錢委員會和資訊科技委員會，以協助決策和發揮制衡作用。

稽核委員會及其附屬法律及合規委員會

稽核委員會由七名非執行董事組成，其中四名為獨立非執行董事，並由獨立非執行董事擔任主席，現有成員為單偉建先生（委員會主席）、賈培源先生、馮國經博士、董建成先生、平岳先生、和廣北先生和周載群先生。除協助董事會履行其全面監督責任外，稽核委員會的職責還包括：審核重大會計政策和監管本公司的財務報告形式；監察稽核部和外聘審計師的工作，協助董事會對財務滙報程序和內控制度的成效作出獨立評價；確保遵守適用的法定會計和滙報規定、法例、內部規定和董事會通過的政策。本公司稽核部主管直接對董事會和稽核委員會負責。

稽核委員會下設法律及合規委員會，由六名在法律或財務方面富有經驗的委員組成，現有成員為唐新宇女士（委員會主席）、楊志威先生（委員會副主席）、劉燕芬女士、王琪女士、趙明華先生和鄧展堂先生。法律及合規委員會負責監察本公司的依法合規狀況，並向稽核委員會作出報告。

風險管理委員會及其附屬風險控制委員會

為提高運作效率，風險管理委員會的人數已由十三名減少到八名，現包括四名非執行董事（其中一名為獨立非執行董事）、本公司總裁、本公司風險管理總監以及二名富有風險管理經驗的人士，成員為劉明康先生（委員會主席）、劉金寶博士、賈培源先生、華慶山先生、張燕玲女士、陳四清先生、董建岳先生和毛小威先生。風險管理委員會負責核定和監察本公司的風險管理政策、程序及其執行情況。本公司風險管理總監直接對董事會和風險管理委員會負責。

風險管理委員會下設風險控制委員會，由九名在風險管理、不履約貸款、公司業務和零售業務方面富有經驗的委員組成，現有成員為張燕玲女士（委員會主席）、陳四清先生、諸鑫強先生、高迎欣先生、董建岳先生、張衛東先生、鄭效民女士、柯文雅先生和毛小威先生。風險控制委員會負責就本公司的風險管理政策、程序及其執行情況向風險管理委員會提出建議。

薪酬委員會

薪酬委員會由五名非執行董事（其中包括三名獨立非執行董事）組

成，職責為審核人力資源管理政策，研究薪酬策略，決定高級管理人員和經理的薪酬，核定主要管理人員的年度和長期表現目標，審核和監察所有管理人員薪酬和福利計劃的實施，確保薪酬水平符合銀行傳統文化、策略和監管要求。本公司的薪酬委員會成員包括孫昌基先生（委員會主席）、馮國經博士、董建成先生、單偉建先生和李早航先生。

關連交易

本公司非常重視根據法例和上市規則所承擔的關連交易方面的法律責任，並制定相應的措施監控關連交易，包括交易性質、關連人士的類別、批核權和批核程序等，以確保涉及本公司的所有關連交易均取得獨立非執行董事的認可，依照正常或公平合理的商業條款進行，並按照上市規則進行披露或取得獨立股東的批准。本公司在過去一年內的關連交易已詳列於本財務摘要報告第72頁至第76頁。

信息披露

本公司的普通股在聯交所上市交易（代號2388）；此外，本公司已於美國設立規則144A和S規例兩項美國預託證券（American Depositary Receipt）計劃。

本公司按照法例和上市規則，準確、及時披露本公司的重大活動、股價敏感消息和關連交易的詳細資料等，並設立有效的系統和程序，確保及時向香港監管當局申報。國際著名評級機構認為，本公司的上市招股書和中期報告顯示本公司所披露的信息已超出監管機關的要求。本公司更因詳盡的信息披露而獲得數個與上市有關的獎項。

本公司除通過新聞發佈、網站（http://www.bochkholdings.com）、會見分析員和評級機構等方便可靠的渠道披露信息外，還專門設立投資者關係處負責與投資者的溝通。作為信息披露的最直接渠道，本公司網站包括公司基本資料、財務報告、股價表現、重大事件和新聞發佈等重要內容。另外，由於本公司已設立美國預託證券計劃，所有在香港公佈並向監管當局呈報的資料和信息亦同時提交給美國證監會（Securities and Exchange Commission），以保障所有股東獲取信息的平等權利。

內部稽核

本公司對於主要工作範圍和流程均制定管理政策，並由內部稽核部門檢查有關政策的執行情況。內部稽核部門的工作方針是協助董事會和管理層管理風險，監察本公司遵守各類規定與守則的情況，協助提高本公司各類內部監控制度與程序的有效性和成效。列入年度稽核計劃內的稽核任務已全部完成，有關改進建議亦廣受各被查單位採納和落實。此外，內部稽核部門還持續地主動對各類政策和程序提出相關意見。

激勵機制及企業文化

本公司通過高層管理人員簽署職責約章、績效考核、建立認股權計劃和股份儲蓄計劃的方式，將管理層和全體員工的經濟利益與經營業績掛鈎，以充分調動管理層和員工的積極性，並吸引和挽留關鍵崗位的員工。本公司重視企業文化的改造和建設，將在管理層的全力推動下，通過識別、設計和實施等三個階段的工作，在全體員工中建立符合上市銀行要求並適應本公司特點的企業文化，以便在各個層次和各個方面貫徹良好的公司治理機制。




2380

新的起點

上市新里程


2388

香港特別行政區行政長官董建華先生(左二)在董事長劉明康先生(右二)、副董事長孫昌基先生(左一)和副董事長兼總裁劉金寶博士(右一)陪同下，為"慶祝中銀香港(控股)有限公司成功上市酒會"主禮

公開招股獲得市場的熱烈回應，反映了投資者對本公司的基本素質和長期發展前景抱有信心。

中銀香港(控股)於二零零二年七月正式宣佈在香港首次公開招股。母公司中國銀行透過其全資子公司中銀(BVI)有限公司出售中銀香港(控股)有限公司約22.98億股，相當於已發售股本的21.74%。招股由七月十五至十八日中午止，期間共有38.5萬份有效的零售投資申請表，共認購56億股，達532億港元，相當於香港公開發售初步提呈的206,860,000股的27倍。國際發售方面，機構投資者認購約110億股，約1,042億港元，相當於國際發售按最高發售價初步提呈的2,068,591,500股的5倍以上。為了補足國際發售的超額配發，中銀(BVI)有限公司另行配售155,483,500股"超額配發股份"，約佔已發行股本的1.47%。是次招股正值本地宏觀經濟欠佳、全球股市處於低谷的不利市場環境，但仍然獲得市場的熱烈回應，反映了投資者對本公司的基本素質和長期發展前景抱有信心。

本公司於二零零二年七月二十五日在香港聯合交易所主板上市，股票編號"2388"。這次公開招股，成為香港歷來最大規模的公開零售招股和最大的單一香港上市招股；是亞洲歷來最大型的金融機構招股和二零零零年十月以來亞洲最大型的公開招股；也是二零零二年最大的銀行全球招股和第三大的金融機構首次公開招股；以及當年最大型的金融機構招股之一。我們也是首家中資企業在日本以非上市公募(POWL)形式進行資本市場活動。值得指出的是，成功上市是本公司在二零零一年完成了複雜的重組合併後又一個新的里程。


中銀香港
公開招股
BOC
HONG
KONG

上市招股獲得零售投資者的熱烈迴響


中銀香港
BOC
HONG
KONG

本公司在二零零二年七月二十五日被納入英國富時指數，同年八月三十一日被納入摩根士丹利資本國際(MSCI)香港指數，並於上市後短短數月內在十二月二日被納入香港恒生指數。

全球售股資料

最終發售總數	2,453,918,500股 208.6億港元
零售投資者需求 (按最高發售價計)	約56億股 約532億港元
最終香港公開發售股份總數	804,452,000股 68億港元 (扣除零售認購折讓之前)
香港公開發售的有效申請表總數 (不包括合資格的全職員工的優先認購)	385,060份
機構投資者需求 (按最高發售價計)	約110億股 約1,042億港元
最終國際發售總數	1,649,466,500股 140億港元
最終發售價	每股8.50港元

二零零二年上市日誌

7	七月	宣佈透過首次公開招股進行股份發售
14	七月	宣佈最高認購價格
15	七月	香港公開發售開始
18	七月	香港公開發售截止
21	七月	公佈最終發售價
23	七月	公佈公開發售的分配結果
25	七月	正式掛牌上市

獎項

本公司在二零零二年七月的大規模成功上市招股，為我們贏得多家國際和地區著名財經及投資雜誌頒發的年度獎項。多家獎項頒發機構均表揚本公司完成了浩繁的重組合併工程，成功地進行了規模龐大而饒具意義的上市活動，標誌著中國金融改革的新篇章。本公司的上市活動在亞洲 — 特別對中國資本市場的未來發展深具影響。


ACHIEVEMENT AWARDS
FinanceAsia
2002
asiamoney
Best Newly Listed Company in Hong Kong 2002
CORPORATE FINANCE

頒發機構	獎項
《亞洲金融》*FinanceAsia*	本年最佳交易－最佳私有化
《亞洲貨幣》*Asiamoney*	年度最佳股票交易大獎 最佳新上市公司（香港）
《國際金融評論亞洲》 *IFR Asia*	股票發行獎 中國股票發行獎
《國際金融評論》*IFR*	亞太區股票發行獎
《企業財務》 *Corporate Finance*	亞洲企業最佳股票發行獎
《首席財務官亞洲》 *CFO Asia*	二零零二年度十大最佳交易獎
《資產》*The Asset*	最佳銀行發行獎
《投資者關係雜誌》 *Investor Relations Magazine*	最佳首次公開招股投資者關係獎


以人為本

員工關係

本集團屢創新里程，實有賴充滿幹勁、創意、忠誠和具專業水準的全體員工。透過現代化的管理制度和人力資源政策，確保員工的發展方向與集團的長遠目標一致。



團隊精神是成功的關鍵

員工是中銀香港的重要資產，也是推動企業不斷發展與成長的原動力。本集團在二零零一年完成了香港銀行史上前所未有的重組合併後，緊接著在二零零二年成功地進行了上市招股，獲得社會廣泛認同，實有賴充滿幹勁、創意、忠誠和具專業水準的全體員工。年內本集團透過現代化的管理制度和人力資源政策，包括有系統的激勵與考核制度、多元化的員工培訓、具透明度的良好溝通工作環境，為本集團創造具優勢的競爭條件，以配合本集團的長遠業務發展目標。

推動以表現為導向、客戶為中心的企業文化

二零零二年本集團對員工考核制度進行研究和修訂，強調員工工作表現與個人才能發展，以激勵員工積極工作，不斷提高服務質素。此外，還啟動了建立一套以表現為導向的科學化績效考核和管理制度，確保員工的個人發展目標與企業長遠策略一致。為加強員工隊伍競爭力，達到吸納優才、提高人員生產力和培育"以客戶為中心"的文化目標，本集團現正研究建立才幹模型，以才幹確立招聘、培訓、晉升和事業發展的準則。此外，為確保有潛質卓越的人員作為本集團各關鍵崗位的接班人選，發揮優化員工隊伍結構的效用，本集團透過各種有效渠道招攬人才，包括為一些專業崗位聘請專業人員。本集團更配合加強營銷的業務策略，本年度大學畢業生招聘以前線營銷崗位為主，以便配合分行優化計劃。



通過業務知識及技能比賽，提高員工的團隊合作精神

參照薪酬顧問的建議和市場的最佳做法，本集團二零零二年進一步推展薪酬改革工作，包括研究制定短、長期激勵計劃。在二零零二年內基本完成了與本集團整體效益、部門營運績效和員工個人表現直接掛鈎的年度花紅計劃的設計工作；配合本集團整體業務發展需要，於二零零二年推行了"零售業務銷售激勵計劃"，現正研究企業銀行與中國業務營銷獎勵計劃，預計可在二零零三年推行，以鼓勵營銷人員積極開拓業務，為實現股東價值最大化的目標作出貢獻。在長期激勵計劃方面，"上市前認股權計劃"已在二零零二年七月份上市時推出，上市後為員工設立的"股份儲蓄計劃"和"認股權計劃"，預計可在二零零三年推行。這些計劃將有效地把員工、企業和股東利益互相結合起來。

多元化的員工培訓

我們深信，優質的員工培訓是提供卓越銀行金融服務的關鍵所在。本集團為員工提供全面的培訓計劃，以配合不斷變化的市場環境、監管機構的要求和業務發展的需要，也讓員工發展個人潛能。年內為員工度身訂造各類專業考試輔導和備試課程，協助員工考取相關的專業資格，如財富管理業務、銷售技巧應用等。此外，為有效提高分行的優質服務和銷售技能，本集團正研究為部份分行進行卓越營銷和服務培訓計劃，建立成功案例後，將模式推廣至其他分行應用。

為配合未來業務發展、招攬和培育新血，並因應零售和企業銀行的不同工作性質，本集團特別為新入職的大專畢業生設立兩套針對性的培

訓計劃；也為各專業部門舉辦不同的業務專題和技巧培訓，如授信分析。符合監管機構對金融機構的合規要求是本公司作為上市公司的持續責任，為此，我們在二零零二年為各級員工舉辦多項法規培訓，合共超過6,000人次參加。此外，面對市場競爭與企業環境變化，本集團特別為員工開辦數十期專題講座和工作坊，合共約3,000人次出席，讓員工掌握紓緩心理壓力、提高團隊精神的方法。

高層培訓方面，我們組織了一系列有關企業文化、變革管理、策略管理等專題培訓課程和講座；安排了本地和海外權威學術機構的課程或國際性研討會，例如科技大學商學院、哈佛工商學院等；並推薦報讀高水準的行政人員工商管理碩士課程，以配合個人發展和提高專業水平。二零零二年本集團為全體員工共開辦了729項培訓課程，共55,098人次接受了培訓。

終身學習有助員工加強競爭能力，迎接未來挑戰，因此本集團建立學習資源中心，進行有系統的知識管理。學習資源中心內設圖書館、自修室和小組討論室，更配備多媒體電腦，提供教材、書籍、光碟、錄影帶供員工參考和借閱，有利員工以多渠道、多元化方式吸取新知識，自我增值。

良好的溝通機制

本集團致力建立和完善良好的雙向溝通機制，鼓勵員工提出合理化建議，建立員工申訴機制，讓員工充分發表意見，藉此促進融洽的關係。

年內，本集團為員工組織了多項業務與文體康樂活動，如為推廣團隊精神、激發員工對業務學習的熱誠，開展了員工業務知識和業務技能比賽，並為決賽舉辦了"希望之光"大型綜合晚會，鼓勵員工提高專業技能和服務質素；還舉行了大規模的"中銀香港二零零二年運動會"，透過體育競技康樂活動，加強員工的凝聚力。同時，本集團積極推動員工參與公益慈善活動，提高員工的社會公民意識，如發動1,400多名同事利用假日參加了"中銀香港光明行"慈善籌款步行。此外，許多同事在不同的社區積極參與各類慈善和義工活動。



中銀香港員工在"中銀香港二零零二年運動會"上全力以赴，爭取最佳成績



回 饋 社 會

良好企業公民

我們積極開創多元化的社會公益活動，涵蓋文康教育、醫療保健、環保綠化和賑災扶貧等領域，今後將繼續秉承"植根香港、服務香港"的精神，參與各項社會公益活動。


健康快車
BOCHK Walkathong for Light

劉金寶總裁(左四)與香港特別行政區政務司司長曾蔭權先生(左五)、中國衛生部部長張文康教授(右四)及中國財政部部長項懷誠先生(右三)等為"中銀香港光明行"主持開步禮，為內地偏遠地區的貧困白內障病患者燃點希望之光

經濟增長、企業成長，與社會各方面的健全發展息息相關。中銀香港在承諾為股東創造最大價值、致力為客戶提供優質金融服務的同時，也為社會福祉盡其所能，促進融洽和諧的社群關係，承擔良好企業公民的責任。中銀香港通過與中銀香港慈善基金(下稱基金，前身是"中銀集團慈善基金"[1]，成立於一九九四年七月)的合作，積極開創多元化的社會公益活動，涵蓋文康教育、醫療保健、環保綠化和賑災扶貧等領域，廣受市民認同。

文康教育　培訓人才

人才培訓是社會未來發展的一個重要環節。年內，基金分別為香港大學、嶺南大學和樹仁學院新增設獎助學金計劃，並繼續贊助中文大學、科技大學、理工大學、城市大學、浸會大學、公開大學和香港教育學院的獎助學金，以表揚成績優良的同學和資助經濟有困難的學生。截至二零零二年底，共467名莘莘學子受惠。

推動體育發展，有助市民身心健康。為推廣和普及本地羽毛球運動，基金在過去三年連續贊助羽毛球運動並取得長足進展的基礎上，決定繼續贊助香港羽毛球總會"二零零二至二零零四年香港羽毛球發展計劃"。自一九九九年至二零零二年底，該項活動的參與人數累計達13萬人。

為了更廣泛推動香港青少年體育發展，基金贊助了學界運動比賽中最具規模的"港九地域中學校際運動比賽"，並設立了最高榮譽獎"中銀香港紫荊盃"。基金還贊助了第16屆"奧運歡樂跑"，將奧林匹克精神和"全民體育"的信息向社會大眾傳揚。

1 "中銀香港慈善基金"是本地註冊的獨立法人，每年的資金來源是以一九九四年"中國銀行港幣鈔票紀念套裝"公開發售時的收入盈餘與前中銀集團港澳十四家銀行的捐款為基礎所產生的投資回報，再加上中銀香港每年的撥款而組成。

為鼓勵青少年各展所長，服務社會，基金於二零零二年七月創辦了一項為期兩個多月的青少年暑期活動—"中銀愛心活力Team"，由學界精英組成5隊各具專長的隊伍，包括籃球、排球、羽毛球、書法和結他，探訪多家青少年慈善機構，進行文體活動技術交流，以宣傳愛心、活力、關心社會的信息，共有逾1,200人次參與。

內地教育捐助方面，基金於二零零二年捐贈教育經費予江西省女性人才研究中心，協助該省貧困地區婦女提高文化素質，增加她們建設家園、立足社會的能力。自一九九五年至今，基金亦捐助內地"希望小學"和其他教育項目。

環保綠化　建設未來

保護環境、綠化香港、建設美好未來，是公民應盡的社會責任。基金自二零零零年起連續三年贊助"香港綠色學校獎"，在中、小學全力推行環保教育，鼓勵下一代從小培育愛護環境的良好意識和習慣。參與這項目的學校與年俱增，去年共有200家學校參加。


中銀愛心活力
愛心活力結他Team探訪活動

"中銀愛心活力Team"的成員與青少年分享彈奏結他的樂趣

基金於過去三年出任世界自然(香港)基金會鑽石公司會員，並冠名贊助該會第八屆和第九屆的"中銀米埔環保行"。

公益慈善　回饋社會

在香港經濟不景、失業高企的背景下，為推動本土經濟文化、紓緩本地失業情況，基金在年內贊助"黃大仙騰龍墟"，這項為期3個月的大型墟市計劃為300多名待業人士提供創業機會和經驗，創造了逾千個職位。

基金還積極捐助本地慈善團體主辦的各項籌款活動，包括：公益金公益綠"識"日和"全民認捐十元大行動"；東華三院年度重點籌款項目"歡樂滿東華"；連續5年出任保良局年度鑽石贊助人，並贊助該局的"愛心大踏步"慈善步行籌款；還有明愛醫院、博愛醫院、仁濟醫院等機構的籌款項目。

透過中銀香港龐大的客戶基礎，基金於二零零二年協助了9個慈善團體隨月結單附寄募捐單張和宣傳小冊子共310多萬份，獲得客戶的熱烈回應。

醫療保健　關注民生

隨著社會不斷發展，醫療保健對市民大眾日益重要。基金於二零零二年贊助開設了"仁濟醫院中銀醫療中心"，內設中醫診所和牙科診所，為社區提供現代化的"一站式"中醫服務和先進的牙科診治。

基金向香港紅十字會捐贈的全新大型流動捐血車於二零零二年四月正式啟用，為紅十字會流動捐血服務增添一員設備先進的生力軍。

另為協助內地偏遠地區的白內障病患者施行免費復明手術，基金於二零零二年冠名贊助由"健康快車"舉辦的"中銀香港光明行"大型慈善步行籌款活動。除捐款外，本集團1,400名員工還身體力行地參加了該項慈善步行活動。

賑災籌款　紓憂解困

對內地發生的嚴重自然災害，基金本著"骨肉同胞 血濃於水"的精神，及時作出捐助，並透過本行廣泛的分行網絡，代收社會各界人士賑災捐款。年內，基金捐助中國西北部的水災災民，另為此特設捐款專戶。

今後，本集團和基金將繼續秉承"植根香港、服務香港"的精神，通過開展和參與各項社會公益活動，更好地履行良好企業公民的責任。

60 | 財務摘要報表

62 | 財務摘要報表之賬目附註

72 | 關連交易

7 | 核數師就財務摘要報告的聲明

財務摘要報表

綜合損益賬

截至十二月三十一日止年度

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
利息收入	21,463	38,307
利息支出	(7,521)	(23,320)
淨利息收入	13,942	14,987
其他經營收入	4,172	4,022
經營收入	18,114	19,009
經營支出	(6,025)	(5,847)
提取準備前之經營溢利	12,089	13,162
呆壞賬撥備	(2,855)	(7,412)
提取準備後之經營溢利	9,234	5,750
重組費用	–	(937)
出售／重估固定資產之淨虧損	(1,032)	(1,237)
出售持有至到期日證券及投資證券之淨收益	–	20
持有至到期日證券及投資證券之減值（撥備）／撥備撥回	(7)	24
出售附屬公司之淨收益	–	12
聯營公司之減值撥備／出售聯營公司之收益	(27)	20
應佔聯營公司之經營（虧損）／溢利	(100)	81
除稅前溢利	8,068	3,733
稅項	(1,268)	(832)
除稅後溢利	6,800	2,901
少數股東權益	(127)	(133)
股東應佔溢利	6,673	2,768
股息	4,208	–
	港幣	港幣
每股盈利	63.11仙	26.18仙

第62頁至第71頁之附註屬本財務摘要報表之一部份。

綜合資產負債表

於十二月三十一日

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
資產		
庫存現金及短期資金	**115,075**	196,255
一至十二個月內到期之銀行及其他金融機構存款	**80,159**	80,773
貿易票據	**592**	382
持有之存款證	**17,528**	19,474
香港特別行政區政府之負債證明書	**29,110**	25,510
持有至到期日證券	**94,227**	50,988
投資證券	**46**	44
其他證券投資	**64,360**	56,169
貸款及其他賬項	**308,332**	308,108
投資聯營公司	**483**	416
固定資產	**20,212**	21,049
其他資產	**5,365**	6,972
資產總額	**735,489**	766,140
負債		
香港特別行政區之流通紙幣	**29,110**	25,510
銀行及其他金融機構之存款及結餘	**29,957**	55,295
客戶存款	**600,977**	606,428
發行之存款證	**–**	5,000
其他賬項及準備	**17,390**	20,671
負債總額	**677,434**	712,904
資本來源		
少數股東權益	**1,114**	1,066
股本	**52,864**	52,864
儲備	**4,077**	(694)
股東資金	**56,941**	52,170
資本來源總額	**58,055**	53,236
負債及資本來源總額	**735,489**	766,140

第62頁至第71頁之附註屬本財務摘要報表之一部份。

經董事會於二零零三年三月二十日通過核准並由以下人士代表簽署：

劉明康
董事

孫昌基
董事

財務摘要報表之賬目附註

1. 編製基準

本財務摘要報表乃根據截至二零零二年十二月三十一日止之集團年度賬目而編製。

集團年度賬目採用歷史成本法編製，惟就若干證券投資、資產負債表外工具、房產及投資物業之重估作出調整，並按照香港普遍採納之會計原則及香港會計師公會頒佈之會計實務準則（"會計準則"）編製。此外，集團年度賬目已完全遵守金管局發出之監管政策手冊內有關《本地註冊認可機構披露財務資料》要求，及符合聯交所上市條例有關財務披露之規定。

集團於二零零一年十月一日重組時，根據中國銀行（香港）有限公司（合併）條例及合併協議，本公司於二零零一年九月三十日購入中銀香港之全數權益並於其後成為本集團之控股公司。該重組及合併是最終控股公司中國銀行共同控制下之企業間發生之商業合併交易。根據會計準則第27號"集團之重組會計處理"所述業務合併之會計原則，在編製集團年度賬目時，乃假設集團於二零零一年十月一日之架構及資本結構在呈報期間之首日經已存在。

本公司賬目之報告期間為二零零一年九月十二日（成立日期）至二零零二年十二月三十一日。因為期間並沒有參與任何重大之商業交易，本公司並無編製由成立日期至二零零一年十二月三十一日之賬目。

集團年度賬目所採用之會計政策及計算辦法與截至二零零一年十二月三十一日年度之本集團財務資料之編製基礎一致。由本年度起，本集團採納下列由香港會計師公會頒佈，並於二零零二年一月一日或以後之會計期間開始生效之會計準則：

會計準則第1號（經修訂）	:	財務報表編製
會計準則第11號（經修訂）	:	外幣換算
會計準則第15號（經修訂）	:	現金流量表
會計準則第34號（經修訂）	:	僱員福利

採納此等準則對本集團年度賬目並沒有重大之影響。

2. 每股盈利

截至二零零二年十二月三十一日止年度之每股基本盈利乃根據股東應佔綜合溢利約為6,673,000,000港元（二零零一年：2,768,000,000港元）及按已發行普通股之股數10,572,780,266股計算。二零零一年度金額已因應附註5內所述之股份合併之影響作出調整，並假設該股份合併已於年度之首日經已存在。

由於本集團於截至二零零二年十二月三十一日止年度內並沒有發行任何潛在普通股本，因此每股盈利並不會被攤薄（二零零一年：無）。

3. 董事及高級管理人員酬金

(a) 董事酬金

本年度集團就公司董事為管理附屬公司提供之服務而已付及應付未付之酬金詳情如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
袍金	**3**	1
執行董事之其他酬金		
－基本薪金及津貼	**4**	3
－酌情發放之花紅	**1**	2
－其他（包括實物福利）	**–**	1
	8	7

董事之酬金組別如下:

	董事人數	
	二零零二年	二零零一年
1,000,000港元或以下	**12**	12
5,000,001港元至5,500,000港元	**1**	1

本年度支付予獨立非執行董事之酬金總額為800,000港元（二零零一年：無）。

本年度，本公司之直接控股公司，中銀（BVI），按上市前認股權計劃，將合共13,737,000股（二零零一年：無）之認股權，以相等於發售價每股8.50港元授予公司董事。由是次授予認股權所產生之利益既未包含在上述披露之董事酬金中，也沒有在損益賬上反映。

3. 董事及高級管理人員酬金(續)

(b) 五位最高薪酬人士

本年度，集團內五位最高薪酬人士包括一名董事(二零零一年：一名)，其酬金已載於上文分析。其餘四名(二零零一年：四名)最高薪酬人士之酬金分析如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
基本薪金及津貼	**9**	6
酌情發放之花紅	**1**	3
退休金計劃供款	**1**	1
	11	10

彼等酬金之組別如下:

	人數	
	二零零二年	二零零一年
2,000,001港元至2,500,000港元	**–**	1
2,500,001港元至3,000,000港元	**2**	3
3,000,001港元至3,500,000港元	**2**	–

本年度既無董事放棄任何酬金，集團亦無向董事或五位最高薪酬人士之中任何一名支付作為加入集團之獎勵或作為離職補償之酬金。

4. 固定資產

	二零零二年				
	房產 港幣百萬元	投資物業 港幣百萬元	發展中物業 港幣百萬元	設備、固定設施及裝置 港幣百萬元	總計 港幣百萬元
成本或估值					
於二零零二年一月一日	**15,539**	**4,881**	**39**	**3,418**	**23,877**
增置	**1**	**2**	**–**	**431**	**434**
收購附屬公司	**597**	**315**	**–**	**5**	**917**
出售	**(699)**	**(36)**	**–**	**(330)**	**(1,065)**
重估	**(1,211)**	**(219)**	**–**	**–**	**(1,430)**
重新分類	**(782)**	**782**	**–**	**–**	**–**
於二零零二年十二月三十一日	**13,445**	**5,725**	**39**	**3,524**	**22,733**
累計折舊					
於二零零二年一月一日	**214**	**–**	**7**	**2,607**	**2,828**
本年度折舊	**401**	**–**	**–**	**231**	**632**
收購附屬公司	**–**	**–**	**–**	**4**	**4**
出售	**(127)**	**–**	**–**	**(330)**	**(457)**
重估回撥	**(486)**	**–**	**–**	**–**	**(486)**
於二零零二年十二月三十一日	**2**	**–**	**7**	**2,512**	**2,521**
賬面淨值					
於二零零二年十二月三十一日	**13,443**	**5,725**	**32**	**1,012**	**20,212**
於二零零一年十二月三十一日	15,325	4,881	32	811	21,049
上述資產之成本值或估值分析如下：					
於二零零二年十二月三十一日					
按成本值	**–**	**–**	**39**	**3,524**	**3,563**
按估值	**13,445**	**5,725**	**–**	**–**	**19,170**
	13,445	**5,725**	**39**	**3,524**	**22,733**
於二零零一年十二月三十一日					
按成本值	–	–	39	3,418	3,457
按估值	15,539	4,881	–	–	20,420
	15,539	4,881	39	3,418	23,877

4. 固定資產(續)

房產之賬面值按租約剩餘期限分析如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
在香港持有：		
長期租約(超過50年)	**8,217**	10,394
中期租約(10年至50年)	**4,942**	4,616
短期租約(少於10年)	**3**	3
在海外持有：		
長期租約(超過50年)	**53**	94
中期租約(10年至50年)	**222**	217
短期租約(少於10年)	**6**	1
	13,443	15,325

投資物業之賬面值按租約剩餘期限分析如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
在香港持有：		
長期租約(超過50年)	**4,666**	4,038
中期租約(10年至50年)	**929**	690
在海外持有：		
長期租約(超過50年)	**37**	5
中期租約(10年至50年)	**93**	148
	5,725	4,881

4. 固定資產(續)

投資物業由獨立特許測計師卓德測計師有限公司於二零零二年十二月三十一日以公開市值基準進行重估。

於二零零二年十二月三十一日，董事經參考獨立測計師對若干房產所作之專業估值，而對列於資產負債表內之大部份房產價值進行了重估。

根據上述之重估結果，集團之房產及投資物業之升值及減值額已分別於集團之物業重估儲備及損益賬確認如下：

	房產 港幣百萬元	投資物業 港幣百萬元
貸記／(借記) 物業重估儲備之重估增值／(減值)	46	(13)
於損益賬內支取之重估減值	(771)	(206)
	(725)	(219)

於二零零二年十二月三十一日，假若房產按成本值減累計折舊及減值虧損列賬，集團之資產負債表內之房產之賬面淨值應為7,448,000,000港元(二零零一年：7,924,000,000港元)。

5. 股本

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
法定：		
20,000,000,000股每股面值5港元之普通股	100,000	100,000

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
已發行及繳足：		
10,572,780,266股每股面值5港元之普通股	52,864	52,864

按照二零零二年七月十日所有公司股東通過之書面決議案，本公司法定及已發行公司股本，分別為100,000,000,000股及52,863,901,330股每股面值1港元之普通股，已合併及分別界分為20,000,000,000股法定股本及10,572,780,266股每股面值5港元之普通股。

6. 儲備

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
房產重估儲備	**113**	141
投資物業重估儲備	**–**	18
換算儲備	**(2)**	(2)
留存盈利／(累計虧損)	**3,966**	(851)
	4,077	(694)

7. 分類資料

分部為集團可辨認之組成部份，而從事提供產品及服務所得之風險與回報是有別於其他分部(業務分部)，或在某單一經濟地區提供產品及服務(地區分部)。本集團採用業務分部為基本報告形式，而地區分部為次要報告形式。

分部收入、支出、業績、資產及負債包括可直接地歸屬於一分部及所有可以合理地分配予該分部之項目。收入分配反映以內部資本分配及資金轉移機制將資本及其他資金來源之利益分配予業務及地區分部。

7. 分類資料(續)

(a) 按業務劃分

	二零零二年					
	商業銀行 港幣百萬元	財資業務 港幣百萬元	未分配項目 港幣百萬元	小計 港幣百萬元	合併抵銷 港幣百萬元	綜合 港幣百萬元
淨利息收入	10,876	2,375	691	13,942	–	13,942
其他經營收入	3,110	745	861	4,716	(544)	4,172
經營收入	13,986	3,120	1,552	18,658	(544)	18,114
經營支出	(4,504)	(174)	(1,891)	(6,569)	544	(6,025)
提取撥備前之經營溢利／(虧損)	9,482	2,946	(339)	12,089	–	12,089
呆壞賬撥備	(2,855)	–	–	(2,855)	–	(2,855)
提取撥備後之經營溢利／(虧損)	6,627	2,946	(339)	9,234	–	9,234
出售／重估固定資產之淨虧損	–	–	(1,032)	(1,032)	–	(1,032)
持有至到期日證券及投資證券之減值撥備	–	(4)	(3)	(7)	–	(7)
聯營公司之減值撥備	–	–	(27)	(27)	–	(27)
應佔聯營公司之經營虧損	–	–	(100)	(100)	–	(100)
除稅前溢利／(虧損)	6,627	2,942	(1,501)	8,068	–	8,068
資產						
分部資產	313,429	400,100	21,173	734,702	–	734,702
投資聯營公司	–	–	483	483	–	483
未分配公司資產	–	–	304	304	–	304
	313,429	400,100	21,960	735,489	–	735,489
負債						
分部負債	612,240	62,431	2,469	677,140	–	677,140
未分配公司負債	–	–	294	294	–	294
	612,240	62,431	2,763	677,434	–	677,434
其他資料						
增置固定資產	–	–	1,351	1,351	–	1,351
折舊	–	–	632	632	–	632
持有至到期日證券之溢價／折讓攤銷	–	1,089	–	1,089	–	1,089
除折舊／攤銷外之非現金支出	2,855	–	–	2,855	–	2,855

7. 分類資料（續）

(a) 按業務劃分（續）

	二零零一年					
	商業銀行 港幣百萬元	財資業務 港幣百萬元	未分配項目 港幣百萬元	小計 港幣百萬元	合併抵銷 港幣百萬元	綜合 港幣百萬元
淨利息收入	10,758	3,238	991	14,987	–	14,987
其他經營收入	2,925	888	724	4,537	(515)	4,022
經營收入	13,683	4,126	1,715	19,524	(515)	19,009
經營支出	(4,811)	(335)	(1,216)	(6,362)	515	(5,847)
提取撥備前之經營溢利	8,872	3,791	499	13,162	–	13,162
呆壞賬撥備	(7,412)	–	–	(7,412)	–	(7,412)
提取撥備後之經營溢利	1,460	3,791	499	5,750	–	5,750
重組費用	–	–	(937)	(937)	–	(937)
出售／重估固定資產之淨虧損	–	–	(1,237)	(1,237)	–	(1,237)
出售持有至到期日證券及投資證券之淨收益	–	–	20	20	–	20
持有至到期日證券及投資證券之減值撥備撥回	–	23	1	24	–	24
出售附屬公司之淨收益	–	–	12	12	–	12
聯營公司之減值撥備／出售聯營公司之收益	–	–	20	20	–	20
應佔聯營公司之經營溢利	–	–	81	81	–	81
除税前溢利／（虧損）	1,460	3,814	(1,541)	3,733	–	3,733
資產						
分部資產	312,158	430,990	21,938	765,086	–	765,086
投資聯營公司	–	–	416	416	–	416
未分配公司資產	–	–	638	638	–	638
	312,158	430,990	22,992	766,140	–	766,140
負債						
分部負債	616,875	93,444	2,357	712,676	–	712,676
未分配公司負債	–	–	228	228	–	228
	616,875	93,444	2,585	712,904	–	712,904
其他資料						
增置固定資產	–	–	1,463	1,463	–	1,463
折舊	–	–	460	460	–	460
持有至到期日證券之溢價／折讓攤銷	–	734	–	734	–	734
除折舊／攤銷外之非現金支出	7,412	–	–	7,412	–	7,412

7. 分類資料（續）

(a) 按業務劃分（續）

商業銀行業務包括接納存款、提供按揭貸款、信用卡貸款、滙款、證券經紀服務及保險代理服務、商業貸款、貿易融資及透支貸款。

財資業務包括資金市場、外滙買賣及資本市場業務。財資業務部門管理本集團之融資活動，為所有其他業務部門管理及提供資金，並接納從商業銀行存款業務中籌借之資金。該等部門間資金交易按適當市場買／賣價或按其他業務部門平均資金需求所釐定之內部融資利率及有關財政年度一個月銀行同業拆息率之平均定價。此外，本集團外滙業務之盈虧亦屬財資業務部門之管轄範圍。本附註所呈列之損益資料已按部門間支出／收入交易編製。分部資產及負債並無就部門間借貸之影響而作出調整(換言之，分部損益資料不可與分部資產及負債資料作比較)。

未分配項目主要包括本集團之固定資產、投資證券、聯營公司權益及其他無法合理劃入某一特定業務部門之項目。本集團之資本利息收入亦作為未分配項目列入利息收入淨額內。租金支出按業務部門所佔每平方英呎之固定比率劃分。

職能單位之經營支出劃入最常使用該部門提供服務之有關業務部門。無法劃入某一特定業務部門之其他共用服務之經營支出亦列入未分配項目內。

(b) 按地理區域劃分

由於本集團超過90%以上之收入來自香港，且本集團超過90%之資產乃來自於香港之商業決策及業務，故未按地域進行劃分。

8. 董事及高級職員貸款

根據香港公司條例第161B(4C)條的規定，向集團董事及高級職員提供之貸款詳情如下：

	二零零二年 **港幣百萬元**	二零零一年 港幣百萬元
於年末尚未償還之貸款總額	**99**	14
於年內未償還貸款之最高總額	**137**	20

9. 其他資料

本財務摘要報表僅為本公司二零零二年度年報的內容摘要，並非本集團的法定財務報表，其所載資料亦未如二零零二年度年報般詳盡，以充分反映本集團的實際業績及財務狀況。

10. 財務摘要報表核准

本財務摘要報表已於二零零三年三月二十日經董事會通過及核准發佈。

關連交易

在二零零二年，本公司之全資附屬公司中銀香港有限公司及其附屬公司與中國銀行及其聯繫人士在日常業務過程中按常規之準則訂立多項交易。由於中國銀行為本公司之最終控股公司，並因此為本公司之關連人士，於本公司首次公開招股後所有上述交易將根據香港聯合交易所頒布之《證券上市規則》構成關連交易。

該等交易分為以下三個類別：

(1) "最低豁免規定"交易在日常業務過程中按一般商業條款進行，此類交易將根據上市規則14.24條獲得豁免披露及股東批准；

(2) 聯交所授出豁免的若干常規銀行交易，除另有備註外，該等交易均為全年發生的持續性交易；及

(3) 不列入上述(1)或(2)點的三項關連交易，其有關資料將詳述在此部份的末段。

獲聯交所豁免之持續性關連交易

就上述第(2)點的交易概要描述如下，並附以列表申述每項該類交易於二零零二年的金額。其中部份交易類別需受聯交所及本公司協議的年度金額限制，而所有交易均沒有超出有關限額。除另有訂明外，該等交易均按一般商業條款進行。

衍生工具交易

此包括與中國銀行及其聯繫人士進行之利率和貨幣利率掉期、貨幣及債券期權。

外滙交易

此包括與中國銀行及其聯繫人士進行之同業外滙貨幣兌換交易、即期、遠期和單純交易，以及已行使之貨幣期權。

同業資本市場交易

此包括本集團與中國銀行及其聯繫人士於債務證券或股票發行時或二級市場買賣(包括由獨立第三者及中國銀行及其聯繫人士發行之債務證券)，或代表其買賣債務證券及股票，以及本集團為中國銀行及其聯繫人士擔當託管人，和中國銀行為本集團擔當託管人。

貴金屬交易

中銀香港與中國銀行澳門分行及大豐銀行(中國銀行附屬公司)作為交易對手進行貴金屬買賣延遲交收交易，並與中國銀行按正常交收條件進行貴金屬現貨交易。另外，中銀香港按一般商業條款提供的回贈與中國銀行澳門分行及中國銀行新加坡分行訂立貴金屬買賣作實物交收協議。

代理銀行費用分攤計劃

中國銀行紐約分行作為代理銀行，提供滙款服務予中銀香港的客戶，中國銀行與中銀香港就該項服務，共同收取由中銀香港客戶所支付的費用。另中銀香港與中國銀行合作，為台灣相關業務簽發信用證，對此，中銀香港向中國銀行收取中國銀行客戶支付該項服務費用的某個比例。

資本市場交易

本集團與中國銀行或其聯繫人士，尤其是中銀國際融資(中國銀行的間接附屬公司)，進行不同的資本市場交易。該等交易包括銀團貸款、貸款的附屬參與、銀團貸款權益的購入和售出、認購及／或發行債務證券及具税務效率融資。

借貸服務協議

於二零零二年七月六日，中銀香港及南商與中國銀行開曼群島分行及中港訂立貸款協議，中銀香港及南商同意就雙方於一九九九年及二零零二年分別出售予中港及中國銀行開曼群島分行之某些貸款提供借貸、收集、開戶及報告等服務，並按雙方同意之服務成本加盈利收取固定服務費。

由中銀保險提供之保險

中銀保險及其附屬公司向本集團提供一般及人壽保險。

保險代理

本集團向中銀保險及中銀人壽提供保險代理服務，收取佣金。

證券經紀

中銀國際證券向本集團提供證券經紀服務。本集團向中銀國際證券支付證券佣金並收取回佣。

信用卡服務

根據中銀信用卡公司與中國銀行於二零零二年七月六日簽署的信用卡合作與服務協議，中銀信用卡公司在有關長城國際信用卡(“國際卡”)、長城人民幣信用卡(“人民幣卡”)方面向中國銀行提供某些服務。中銀信用卡公司與中國銀行按照協議分擔國際卡及人民幣卡操作中的費用、利潤及損失。該協議理順了其實施前已存在的多方面關係。

中銀信用卡公司在澳門的業務

中國銀行澳門分行及大豐銀行在澳門向其客戶推廣中銀信用卡公司港元和澳門元信用卡，與中銀信用卡公司分享利潤或佣金作為提供該項服務的回報。該兩家分行亦為中銀信用卡公司在澳門的商戶收單業務提供服務，並分享佣金。

中銀信用卡公司在中國內地的業務

中國銀行為中銀信用卡公司在中國內地推廣及提供商戶收單業務服務並分享佣金。中國銀行為於中國內地的中銀信用卡公司的持卡人提供提取現金服務，持卡人為該項服務支付的交易處理費由中國銀行及中銀信用卡公司分享。

中國銀行新加坡分行的信用卡支援服務

中銀信用卡公司向中國銀行新加坡分行提供信用卡業務支援服務，並為該項服務收取成本加5%的費用。根據信用卡合作與服務協議，這些服務可以按類似條款擴展至中國銀行其他海外分行。

信用卡培訓贊助費

根據信用卡合作與服務協議，中銀信用卡公司為中國銀行向中國各省市分行人員提供與可支援中銀信用卡公司中國業務發展的培訓工作而向中國銀行支付培訓贊助費每年200萬港元，或其他協商金額。

基金產品的銷售

本集團作為中國銀行之間接附屬公司中銀保誠信託及中銀保誠資產經理的中介人，推廣中銀保誠信託的強積金產品以及中銀保誠資產經理的有擔保基金產品，以收取代理人佣金。

服務與關係協議

於二零零二年七月六日，本公司及中銀香港與中國銀行及其部份附屬機構訂立服務與關係協議，所有訂約方均為中國銀行附屬公司。根據該協議，中國銀行已同意，並同意促使其聯繫人士與中銀香港日後訂立的所有安排，均按一般商業條款及不遜於給予獨立第三者的費率訂立，包括銀行同業借貸、貸款、有關代理行安排、資金交易、提供保險及銀團貸款。中銀香港已同意，並同意促使其附屬公司，除向中國銀行及其聯繫人士提供的收費並不較提供予獨立第三者的更為有利外，須按相同基準訂立日後所有安排。服務與關係協議亦包括提供以下服務：

行政服務

向中銀（BVI）、中銀香港（集團）及華僑提供行政支援及公司秘書服務，並按成本加5%的基礎來收取費用。

稽核服務

為中國銀行在亞太區的多家分行及附屬公司（中國內地分行除外）提供稽核服務，並按成本加5%的基礎來收取費用。

資訊科技服務

向中國銀行位於香港、澳門、亞太地區及中國內地的分行提供資訊科技服務，並按成本加5%的基礎來收取費用。按照各份資訊科技服務的合約，中銀香港向中國銀行聯繫人士以相似條款提供類似服務。在二零零二年七月前，中銀香港僅按成本向中國銀行、其分行及聯繫人士收取有關提供資訊科技服務的費用。

培訓服務

向中國銀行於香港的僱員提供培訓服務，並按成本加5%的基礎來收取費用。

自中國銀行調派員工

中國銀行調派管理層及監察人員至中銀香港於中國內地的分行。中銀香港向調派人員支付薪金，在若干情況下亦向中國銀行支付管理費。

中國銀行全球市場服務協議

根據二零零二年七月六日由中銀香港及中國銀行全球市場訂立之"中國銀行全球市場服務協議"，中銀香港向中國銀行全球市場在香港之營運提供辦公室及某些支援服務。中銀香港少數僱員亦調派至中國銀行全球市場。所提供之辦公室按市值租金收費，所有其他服務按成本加5%的基礎收費。

董事及其聯繫人士存款

中銀香港為本集團之董事及其身為本集團僱員的關連人士每人為期1個月以上及總額不超過500萬港元之定期存款，給予與其他僱員相同之優惠利率。優惠利率適用於本集團所有僱員。

交易種類	二零零二年 港幣百萬元
衍生工具交易（交易量）	135.84
外滙交易（交易量）	216,494.63
銀行同業資本市場交易	不適用
貴金屬交易（交易量）	1,103.07
代理銀行費用分攤計劃	8.77
資本市場交易	不適用
借貸服務協議	6.90
由中銀保險提供之保險	50.73
保險代理佣金收入	149.03
證券經紀佣金付款(已扣除回贈)	82.33
國際信用卡	4.96
人民幣卡(向中國銀行支付)	0.27
中銀信用卡公司在澳門之業務	7.99
中銀信用卡公司在中國內地之業務－由中國銀行保留及付予中國銀行之款項	33.12
向中國銀行海外分行提供之信用卡支援服務	1.77
信用卡培訓贊助費	2.00
基金銷售佣金收入	102.93
行政服務(根據服務與關係協議及中國銀行全球市場服務協議)	0.88
稽核服務	6.36
資訊科技服務	11.67
培訓服務	1.10
自中國銀行調派員工－管理費	0.24
人力資源支援服務及調派員工至中國銀行全球市場	4.17
董事之員工優惠利率存款	*

不適用：該類交易分散及數量龐大，在此不適用。

* 所有董事及其聯繫人士之優惠利率存款總額均不超過50,000,000港元上限。

其他關連交易

於二零零二年六月二十六日，中銀香港向中國銀行開曼群島分行以無追索權的基礎出售總賬面值為114.01億港元的貸款組合。若此項交易發生於本公司首次公開招股之後，則此項交易已構成關連交易。出售的貸款在扣除呆壞賬撥備後，於轉讓當日帶來相當於其賬面值87.22億港元的現金收入。此項出售導致本公司根據香港公認會計原則而編製的財務報表中的貸款組合不再獲得確認。

於二零零二年七月六日，中銀香港、中國銀行的間接全資附屬公司中銀投資及中銀投資一間全資附屬公司嘉國訂立一項買賣協議。據此，中銀香港收購新僑及柏浪濤的全部已發行股本，以及新僑及柏浪濤欠嘉國的股東貸款，總代價為10.14億港元。若此項收購發生於本公司首次公開招股之後，則此項收購已構成關連交易。

中銀香港與中國銀行間接全資附屬公司中銀保險於二零零二年十二月二日訂立買賣協議。根據該協議，中銀香港同意以1.93億港元向中銀保險出售位於德輔道中134－136號的新華銀行中心。新華銀行中心為中銀香港前合併行之一 — 原新華銀行香港分行行址。出售該物業原因是為進一步提高本集團的資產回報率，及盡快處理閒置物業，減低物業資產風險。預期出售交易將於二零零三年四月二日或以前完成。按照上市規則14.25(1)，該項買賣協議的履行構成本公司的關連交易，本公司已於二零零二年十二月二日發出通告，披露有關交易詳情。

核數師就財務摘要報告的聲明

致中銀香港（控股）有限公司全體股東

（於香港註冊成立之有限公司）

本核數師已完成審查第1頁至第76頁之中銀香港（控股）有限公司截至二零零二年十二月三十一日止年度財務摘要報告。

董事及核數師各自之責任

香港公司條例規定編製財務摘要報告為董事之責任。在編製財務摘要報告時，香港公司條例第141CF(1)條規定，財務摘要報告必須摘錄自截至二零零二年十二月三十一日止年度賬目、核數師報告及董事會報告，形式及所載資料詳情則須符合香港公司（上市公司財務摘要報告）規例第5條所列明者，並須經由董事會批准。

本核數師之責任是根據審查之結果，對財務摘要報告作出獨立意見，並向股東報告。按照規定，我們亦須表明截至二零零二年十二月三十一日止年度賬目的核數師報告有否作出有保留或修訂意見。

意見之基礎

本核數師已按照香港會計師公會所頒佈之Standards on Assurance Engagements並參照Practice Note 710"核數師就財務摘要報告的聲明"進行審查工作。審查範圍包括查核有關憑證證明財務摘要報告資料與截至二零零二年十二月三十一日止年度賬目及董事會報告符合一致，以及財務摘要報告是否符合香港公司（上市公司財務摘要報告）規例第5條所載規定，並履行在有關情況下本核數師認為屬必要的其他程序。

本核數師相信我們之審查工作已為下列意見提供合理之基礎。

意見

基於上述理由，本核數師認為財務摘要報告與中銀香港（控股）有限公司截至二零零二年十二月三十一日止年度賬目及董事會報告符合一致，亦符合香港公司（上市公司財務摘要報告）規例第5條所載規定。

本核數師已審核中銀香港（控股）有限公司截至二零零二年十二月三十一日止年度賬目，並已於二零零三年三月二十日就有關賬目發表無保留意見及無修訂意見之核數師報告。

羅兵咸永道會計師事務所

香港執業會計師

香港，二零零三年三月二十日

股東參考資料

二零零三年度財務日誌

公佈二零零二年度全年業績	三月二十日(星期四)
於香港買賣未除末期股息權利股份之最後限期	四月二十八日(星期一)
美國預託股份之記錄日期	四月二十九日(星期二)
於香港交回股份過戶文件以便享有末期股息權利之最後期限	四月三十日(星期三)下午四時正
暫停辦理股份過戶登記手續(首尾兩天包括在內)	五月二日(星期五)至五月十六日(星期五)
確定可享有末期股息權利之記錄日期	五月十六日(星期五)
確定可出席二零零三年度股東週年大會之記錄日期	五月二十三日(星期五)
交回二零零三年度股東週年大會之代表委任表格之最後限期	五月二十七日(星期二)下午三時正
二零零三年度股東週年大會	五月二十九日(星期四)下午三時正
末期股息付款日	五月三十日(星期五)
公佈二零零三年度中期業績	八月下旬

股東週年大會

本公司二零零三年度股東週年大會訂於二零零三年五月二十九日(星期四)下午三時正,假座香港灣仔港灣道1號香港會議展覽中心展覽廳7A舉行。股東週年大會的記錄日期是二零零三年五月二十三日(星期五)。為取得出席股東週年大會的資格,所有股份過戶文件連同有關股票必須在二零零三年五月二十三日(星期五)下午四時正前交給本公司的股份過戶登記處香港中央證券登記有限公司,地址為香港皇后大道東183號合和中心19樓1901至5室。

股息

董事會建議派發末期股息每股0.215港元,惟必須待股東於二零零三年度股東週年大會上批准後方可作實。

股份資料

上市

本公司之普通股於聯交所上市及交易。此外,本公司亦已設立了兩項美國預託證券(American Depositary Receipt)計劃,分別為規則144A美國預託證券計劃(Rule 144A ADR),本公司可藉此發行規則144A美國預託股份(Rule 144A ADSs);及S規例美國預託證券計劃(Regulation S ADR),本公司可藉此發行S規例美國預託股份(Regulation S ADSs)。每股美國預託股份代表本公司20股普通股。

普通股(於二零零二年十二月三十一日)

已發行股份:10,572,780,266股

流通股:2,435,918,500股(23.04%)

面值

每股5.00港元

市值(於二零零二年十二月三十一日)

845.8億港元

股份資料(續)

指數成份股

本公司為下列指數之成份股：
恒生指數
摩根士丹利資本國際(MSCI)香港指數
富時環球香港指數

股份代號

普通股

香港聯合交易所有限公司	2388
路透社	2388.HK
彭博	2388HK

股東查詢

股東如對所持股份有任何查詢，例如股份轉讓、轉名、更改地址、報失股票及股息單等事項，請致函下列地址：

香港

香港中央證券登記有限公司
皇后大道東183號
合和中心19樓
1901至5室
電話：(852) 2862 8628
傳真：(852) 2529 6087

美國

美國預託股份託管銀行
花旗銀行(Citibank, N.A.)
111 Wall Street
New York, NY 10005
電話：(1-212) 657 1853
傳真：(1-212) 825 5398

投資者查詢

投資者如有查詢請聯絡：

中銀香港(控股)有限公司
投資者關係處
香港花園道1號中銀大廈52樓
電話：(852) 2903 6602 / (852) 2826 6314
傳真：(852) 2810 5830
電郵地址：investor_relations@bochk.com

釋義

在本財務摘要報告中，除非文義另有所指，否則下列詞彙具有以下涵義：

詞彙	涵義
"集團年度賬目"	中銀香港(控股)有限公司之年度賬目
"美國預託證券計劃"	美國預託證券計劃
"美國預託股份"	託管銀行發行的美國預託股份
"反洗黑錢委員會"	反洗黑錢委員會
"資產負債管理委員會"	資產負債管理委員會
"聯繫人士"	按上市規則賦予"聯繫人士"的釋義
"自動櫃員機"	自動櫃員機
"董事會"	中銀香港(控股)有限公司的董事會
"中國銀行"	中國銀行，根據中國法例成立之國有商業銀行
"中銀(BVI)"	BOC Hong Kong (BVI) Limited，根據英屬處女群島法例註冊成立之公司，並為中銀香港(集團)之全資附屬公司
"中國銀行開曼群島分行"	中國銀行開曼群島分行
"中銀信用卡公司"	中銀信用卡(國際)有限公司，根據香港法例註冊成立之公司，並為中銀香港之全資附屬公司
"中銀集團信託人"	中銀集團信託人有限公司，根據香港法例註冊成立之公司，本集團及中銀國際分別佔66%及34%股權
"中銀香港"	中國銀行(香港)有限公司，根據香港法例註冊成立之公司，前稱寶生銀行有限公司，並為本公司之全資附屬公司
"中銀香港(集團)"	中銀香港(集團)有限公司，根據香港法例註冊成立之公司，並為中國銀行之全資附屬公司
"中銀保險"	中銀集團保險有限公司，根據香港法例註冊成立之公司，並為中國銀行之間接全資附屬公司
"中銀投資"	中銀集團投資有限公司，根據香港法例註冊成立之公司，並為中國銀行之全資附屬公司
"中銀人壽"	中銀集團人壽保險有限公司，根據香港法例註冊成立之公司，並為中銀保險之全資附屬公司
"中國銀行上海分行"	中國銀行上海分行
"中國銀行深圳分行"	中國銀行深圳分行

詞彙	涵義
"中銀國際"	中銀國際控股有限公司，根據香港法例註冊成立之公司，並為中國銀行之全資附屬公司
"中銀國際融資"	中銀國際融資有限公司，根據香港法例註冊成立之公司，並為中銀國際之全資附屬公司
"中國銀行全球市場"	中國銀行香港分行
"中銀保誠資產經理"	中銀國際英國保誠資產管理有限公司，根據香港法例註冊成立之公司，中銀國際之全資附屬公司中銀國際資產管理有限公司與保誠分別佔其64%及36%股權
"中銀保誠信託"	中銀國際英國保誠信託有限公司，根據香港法例註冊成立之公司，中銀集團信託人與保誠分別佔其64%及36%股權
"中銀國際證券"	中銀國際證券有限公司，根據香港法例註冊成立之公司，並為中銀國際之間接全資附屬公司
"首席財務官"	首席財務官
"風險管理總監"	風險管理總監
"本公司"	中銀香港(控股)有限公司，根據香港法例註冊成立的公司，除文義另有所指外，指本集團
"集友"	集友銀行有限公司，根據香港法例註冊成立之公司，並為中銀香港之非全資附屬公司，中銀香港佔其70.49%股權
"本集團"	本公司及其附屬公司
"金管局"	香港金融管理局
"香港會計師公會"	香港會計師公會
"香港政府"	香港特別行政區政府
"華僑"	華僑商業有限公司(前稱華僑商業銀行有限公司)，根據香港法例註冊成立之公司，中國銀行佔其93.64%股權
"工行"	中國工商銀行
"公開招股"	首次公開招股
"資訊科技"	資訊科技
"嘉國"	嘉國投資有限公司，合夥附屬公司，根據香港法例註冊成立之公司，並為中銀香港之全資附屬公司
"上市規則"	香港聯合交易所有限公司證券上市規則

詞彙	涵義
"內地"或"中國內地"	中華人民共和國內地
"強積金"	強制性公積金
"摩根士丹利資本國際香港指數"	摩根士丹利資本國際香港指數
"南商"	南洋商業銀行有限公司，根據香港法例註冊成立之公司，並為中銀香港之全資附屬公司
"不履約貸款"	將利息撥入暫記賬或停止累計利息的客戶貸款及墊款
"其他計劃"	本集團任何成員公司之其他認股權計劃或以儲蓄權為基礎之認股權計劃
"柏浪濤"	柏浪濤有限公司
"非上市公募"	非上市公募
"中國"	中華人民共和國
"風險控制委員會"	風險控制委員會
"重組及合併"	於二零零一年十月一日，本集團根據《中國銀行(香港)有限公司(合併)條例》及《合併協議》之重組及合併，另重組及合併詳情載於本公司二零零二年七月十五日之招股書內
"人民幣"	人民幣，中國法定貨幣
"風險管理委員會"	風險管理委員會
"實時支付結算系統"	實時支付結算系統
"披露權益條例"	證券(披露權益)條例(香港法例第396章)
"中小企業"	中小型企業
"新僑"	新僑企業有限公司，根據香港法例註冊成立之公司，並為中銀香港之全資附屬公司
"會計準則"	會計實務準則
"聯交所"或"香港聯合交易所"	香港聯合交易所有限公司
"中港"	中港(開曼)有限公司，根據開曼群島法例註冊成立之公司，並為中國銀行之全資附屬公司

分行網絡與企業銀行商務中心

中國銀行(香港)分行網絡

香港島

分行名稱	地址	電話號碼
中西區		
中銀大廈分行	香港花園道1號	2826 6888
中區分行	香港德輔道中2號A	2160 8888
中環永安集團大廈分行	香港德輔道中71號	2843 6111
中環國際金融中心分行	香港中環港景街1號國際金融中心商場三樓3022號	2501 0373
上環分行	香港德輔道中238-252號	2541 1601
上環皇后大道西分行	香港上環皇后大道西2-12號	2815 6888
上環粵海投資大廈分行	香港德輔道中297號	2544 5521
干諾道中分行	香港干諾道中13-14號	2841 0410
文咸東街分行	香港上環文咸東街22-26號	2543 0231
永樂街分行	香港上環永樂街116-118號	2922 6168
石塘咀分行	香港石塘咀皇后大道西534號	2819 7277
西區分行	香港德輔道西386-388號	2549 9828
林士街分行	香港德輔道中210號	2851 6868
皇后街分行	香港德輔道西32-36號	2546 6217
般含道分行	香港般含道63號	2517 7066
堅尼地城分行	香港堅尼地城吉席街2-2F海怡花園	2818 6162
堅道分行	香港堅道57號	2521 3318
第一街分行	香港西營盤第一街55號A	2517 3399
統一中心分行	香港金鐘道95號統一中心商場1021號	2861 1889
雲咸街分行	香港中環雲咸街1-3號	2843 2888
德輔道西分行	香港德輔道西111-119號	2546 1134
機利文街分行	香港德輔道中136號	2135 1123
灣仔區		
白沙道分行	香港銅鑼灣白沙道1號	2882 1383
告士打道分行	香港灣仔告士打道7號入境事務大樓地下3號	2877 1133
皇后大道東分行	香港灣仔皇后大道東109-115號	2528 5010
軒尼詩道191號分行	香港灣仔軒尼詩道191-193號	2588 1288
軒尼詩道409號分行	香港灣仔軒尼詩道409-415號	2833 8833
莊士敦道分行	香港灣仔莊士敦道152-158號	2574 8257
港灣道分行	香港灣仔港灣道26號	2827 8407
跑馬地分行	香港跑馬地景光街11號	2838 6668
銅鑼灣軒尼詩道分行	香港銅鑼灣軒尼詩道443-445號	2893 6115
禮頓道分行	香港禮頓道33-35號	2572 1920
灣仔中國海外大廈分行	香港灣仔軒尼詩道139號	2529 0866
灣仔分行	香港灣仔軒尼詩道395號	2572 4273
灣仔胡忠大廈分行	香港灣仔皇后大道東213號	2892 0909
灣仔軒尼詩道分行	香港灣仔軒尼詩道310-312號	2923 5628
灣仔道分行	香港灣仔道127-135號	2577 4862
東區		
七姊妹道分行	香港北角七姊妹道112-114號	2563 2218
小西灣分行	香港小西灣富怡花園商舖19號	2505 2399
太古城分行	香港太古城耀星閣G1012	2886 0612
北角分行	香港北角英皇道464號樂嘉中心商場	2811 8880
北角英皇中心分行	香港北角英皇道193-209號	2286 2000
北角恒英大廈分行	香港北角英皇道318-328號B1舖	2887 1199
北角僑輝大廈分行	香港北角英皇道413-415號	2562 6108
西灣河分行	香港筲箕灣道142-146號	2886 3344
利眾街分行	香港柴灣利眾街29-31號	2595 9388
杏花邨分行	香港柴灣杏花邨東翼商場205-208號	2897 1131
金華街分行	香港筲箕灣金華街3號	2885 9311
城市花園分行	香港北角電氣道233號	2571 2878
英皇道分行	香港北角英皇道131-133號	2887 0282
柴灣宏德居分行	香港柴灣道341-343號宏德居B座	2558 6433
柴灣道分行	香港柴灣道345號金源洋樓27號	2557 0247
健康村分行	香港北角英皇道668號健康村二期1-2號	2563 2278
常安街分行	香港柴灣常安街77號	2897 0923
渣華道分行	香港北角渣華道8號	2566 0366
愛蝶灣分行	香港筲箕灣愛蝶灣商舖58號	3196 4956
筲箕灣道分行	香港筲箕灣道289-293號	2884 1386
筲箕灣寶文大廈分行	香港筲箕灣道260-262號	2568 5211
興東邨分行	香港筲箕灣興東邨興東商場一樓111號	2922 7328
環翠道分行	香港柴灣連城道4號	2557 3283
鰂魚涌分行	香港鰂魚涌英皇道1060號柏惠苑	2564 0333
東大街理財中心	香港筲箕灣東大街132號	2568 9911
太古城貴賓服務分行	香港太古城海星閣G1006	2885 4582
南區		
田灣分行	香港田灣嘉禾街2-12號	2553 0135
赤柱分行	香港赤柱廣場購物中心401號	2813 2290
香港仔分行	香港仔湖北街25號	2553 4165
海怡分行	香港鴨脷洲海怡半島西翼商場G38	2580 0345
海怡理財中心	香港鴨脷洲海怡東商場118號	2555 7477
華貴邨分行	香港華貴邨商場17號	2550 2298
黃竹坑道分行	香港黃竹坑道40號	2814 8272
置富南區廣場分行	香港薄扶林置富南區廣場510號	2551 2282
鴨脷洲分行	香港鴨脷洲惠風街13-15號	2554 6487

中國銀行（香港）分行網絡（續）

九龍

分行名稱	地址	電話號碼
油尖旺區		
大角咀分行	九龍大角咀道73-77號	2395 3269
山東街分行	九龍旺角山東街42-48號	2332 5461
中銀中心分行	九龍海輝道11號奧海城一期UG01號	2749 2110
太子上海街分行	九龍旺角上海街689-693號	2391 0502
太子彌敦道分行	九龍彌敦道774號	2399 3000
加拿芬道28號分行	九龍尖沙咀加拿芬道24-28號	2721 6242
加拿芬道2號分行	九龍尖沙咀加拿芬道2-2A	2311 3822
加連威老道分行	九龍尖沙咀加連威老道67-69號	2739 6683
尖沙咀好時中心分行	九龍尖沙咀麼地道63號	2739 0308
尖沙咀東海商業中心分行	九龍尖沙咀加連威老道98號東海商業中心G19	2723 3211
尖沙咀新文華中心分行	九龍尖沙咀科學館道14號新文華中心147-155號	2926 1388
佐敦分行	九龍彌敦道328-330號	2928 6111
吳松街分行	九龍吳松街149-151號	2730 0883
旺角上海街分行	九龍旺角上海街611-617號	2394 4181
旺角太子道西分行	九龍旺角太子道西116-118號	2928 4138
旺角道分行	九龍旺角道50-52號	2395 3263
旺角銀高國際大廈分行	九龍旺角彌敦道707-713號B舖	2391 6677
旺角彌敦道分行	九龍旺角彌敦道589號	2332 0111
旺角總統商業大廈分行	九龍旺角彌敦道608號	2384 7191
油麻地上海街分行	九龍油麻地上海街364-366號	2782 2071
油麻地分行	九龍油麻地彌敦道471號	2780 2307
金巴利道分行	九龍尖沙咀金巴利道37號	2739 1886
埃華街分行	九龍大角咀埃華街59-61號	2380 8668
堪富利士道分行	九龍尖沙咀堪富利士道4-4A	2723 1068
塘尾道分行	九龍塘尾道54-58號	2390 3407
新填地街分行	九龍油麻地新填地街249-253號	2332 3811
福全街分行	九龍大角咀福全街32-40號	2391 8468
廣東道分行	九龍尖沙咀廣東道60號	2730 0688
樂道分行	九龍尖沙咀樂道19號	2367 6164
彌敦道678號分行	九龍旺角彌敦道678號	2398 2123
寶勒巷分行	九龍尖沙咀寶勒巷17-19號	2311 8872
九龍城區		
九龍城太子道分行	九龍城太子道382-384號	2926 6038
土瓜灣美景樓分行	九龍土瓜灣道245號A	2365 2286
土瓜灣道分行	九龍土瓜灣道80號N	2364 4344
北帝街分行	九龍土瓜灣北帝街4-6號	2760 7773
紅磡商業中心分行	九龍紅磡馬頭圍道37-39號	2363 9217
紅磡義達大廈分行	九龍紅磡馬頭圍道21號	2764 8363
香港公開大學分行	九龍何文田牧愛街30號香港公開大學	2760 9099
馬頭角道分行	九龍土瓜灣馬頭角道39-45號	2714 9118
馬頭圍道47號分行	九龍紅磡馬頭圍道47-49號	2926 5123
黃埔花園十一期分行	九龍紅磡黃埔花園第十一期G6	2363 3982
黃埔花園分行	九龍紅磡黃埔花園第一期商場G8B號	2764 7233
新山道分行	九龍土瓜灣新山道18號	2768 8669
衙前圍道分行	九龍衙前圍道25號	2383 2316
蕪湖街分行	九龍紅磡蕪湖街105-107號	2363 9231
深水埗區		
九龍廣場分行	九龍青山道485號九龍廣場1號	2370 8928
又一城分行	九龍塘又一城LG149	2265 7288
大坑西分行	九龍大坑西窩仔街1號	2777 7011
元州街分行	九龍長沙灣元州街231號	2725 8228
汝州街42號分行	九龍深水埗汝州街42-46號	2397 1123
汝州街210號分行	九龍深水埗汝州街210-214號	2720 5155
李鄭屋邨分行	九龍李鄭屋邨商業中心108號	2729 8251
長沙灣青山道分行	九龍長沙灣青山道365-371號	2728 3311
長沙灣道108號分行	九龍深水埗長沙灣道108號	2779 0157
長沙灣道194號分行	九龍深水埗長沙灣道194-196號	2728 9389
長沙灣廣場分行	九龍長沙灣道833號長沙灣廣場G08號	2745 7088
青山道248號分行	九龍長沙灣青山道244-248號	2386 1233
青山道412號分行	九龍長沙灣青山道412-420號	2743 8010
青山道656號分行	九龍長沙灣青山道654-656號	2310 1885
南昌街188號分行	九龍深水埗南昌街188號華麗廣場地下8-9號	2788 3238
南昌街223號分行	九龍深水埗南昌街223號	2928 2088
美孚七期分行	九龍美孚新邨萬事達廣場17-B	2742 6611
美孚二期分行	九龍美孚新邨吉利徑19號	2370 8382
美孚六期分行	九龍美孚新邨萬事達廣場N47-49	2743 4013
荔枝角香港工業中心分行	九龍青山道491號香港工業中心地下A2	2745 1491
荔枝角道分行	九龍深水埗荔枝角道282-284號	2728 7216
深水埗分行	九龍深水埗南昌街207-211號	2777 0171
深水埗安寧大廈分行	九龍深水埗青山道147-149號	2708 3678
黃大仙區		
大有街31號分行	九龍新蒲崗大有街31號	2350 6286
大有街35號分行	九龍新蒲崗大有街35號	2328 0087
竹園邨分行	九龍竹園南邨竹園中心商場S1號	2325 5261
彩虹分行	九龍牛池灣清水灣道19號	2327 0271
彩虹道分行	九龍新蒲崗彩虹道58-68號	2927 6111
彩雲邨分行	九龍彩雲邨商場A3-18	2754 5911
黃大仙分行	九龍黃大仙下邨商場G1號	2327 8147
新蒲崗永樂大廈分行	九龍新蒲崗爵祿街28-34號	2328 7915
毓華街分行	九龍慈雲山毓華街46-48號	2927 6655
鳳德道分行	九龍慈雲山鳳德道5-11號	2927 6333
樂富分行	九龍樂富中心第二期商場2號	2337 0271

中國銀行(香港)分行網絡(續)

分行名稱	地址	電話號碼
爵祿街分行	九龍新蒲崗爵祿街86號	2927 6228
雙鳳街分行	九龍慈雲山雙鳳街66-68號	2327 8118
鑽石山分行	九龍鑽石山荷里活廣場G107號	2955 5088
觀塘區		
九龍灣德福大廈分行	九龍灣宏開道16號德福大廈2號	2331 3783
牛頭角花園大廈分行	九龍牛頭角道花園大廈玉蓮臺第二座6號	2763 5456
牛頭角道169號分行	九龍牛頭角道169號	2750 7311
牛頭角道177號分行	九龍牛頭角道177號	2927 4321
平田邨分行	九龍藍田平田商場二樓225號	2927 7828
宏冠道分行	九龍灣宏冠道南豐商業中心G1	2755 0268
宏開道分行	九龍灣宏開道17號	2796 7728
秀茂坪分行	九龍秀茂坪商場214號	2772 0028
協和街分行	九龍觀塘協和街195-197號	2345 0102
定富街分行	九龍牛頭角定富街11-13號	2756 4621
開源道分行	九龍觀塘開源道55號	2763 2127
嘉榮街分行	九龍油塘中心嘉富商場G1-G27	2349 9191
翠屏邨分行	九龍觀塘翠屏邨商場二樓116號	2345 3238
輔仁街26號分行	九龍觀塘輔仁街26-32號	2342 5262
輔仁街95號分行	九龍觀塘輔仁街95號	2343 4141
德福花園分行	九龍灣德福花園商場P20號	2796 1551
藍田分行	九龍藍田啟田道49號12號舖	2347 1456
觀塘分行	九龍觀塘裕民坊20-24號	2344 4116
觀塘牛頭角道分行	九龍牛頭角道327號	2389 3301
觀塘廣場分行	九龍觀塘開源道68號觀塘廣場G1	2342 4295
觀塘豐利中心分行	九龍觀塘開源道52-54號	2763 5511

新界及離島

分行名稱	地址	電話號碼
葵青區		
下葵涌分行	新界葵涌興芳路192-194號	2424 9823
上葵涌分行	新界上葵涌石宜路7-11號	2480 6161
大窩口分行	新界荃灣大窩口大廈街5-9號	2429 0304
石蔭路分行	新界葵涌石蔭路91-97號	2423 1113
長康邨分行	新界青衣長康邨第二商場201-202號	2497 7718
長發邨分行	新界青衣長發邨商場317號	2433 1689
青衣長康商業中心分行	新界青衣長康邨商業中心地下2號	2497 0325
青衣城分行	新界青衣城115號	2436 9298
新都會廣場分行	新界葵涌興芳道223號新都會廣場260-265號	2420 2686
葵昌路分行	新界葵涌葵昌路40號	2480 3311
葵涌偉賢樓分行	新界葵涌青山道432-436號	2410 9133
葵涌道分行	新界葵涌道1009號	2424 3021
葵涌廣場分行	新界葵涌葵富路7-11號葵涌廣場地下A18-20號	2920 2468
荃灣區		
沙咀道331號分行	新界荃灣沙咀道329-331號	2920 3232
青山道407號分行	新界荃灣青山道407-411號	2920 3211
祈德尊新邨分行	新界荃灣海盛路24號祈德尊新邨商場1-3號	2412 2202
荃灣分行	新界荃灣沙咀道297-299號	2411 1321
荃灣青山道分行	新界荃灣青山道167號	2493 8161
荃灣新青大廈分行	新界荃灣青山道201-207號	2416 6577
梨木樹分行	新界葵涌梨木樹邨柏樹樓1-2號	2428 5731
深井分行	新界深井海韻花園商場G1及G2	2491 0038
眾安街33號分行	新界荃灣眾安街31-33號	2493 0137
眾安街73號分行	新界荃灣眾安街73號	2413 1866
福來邨分行	新界荃灣沙咀道129-135號	2499 0755
德士古道分行	新界荃灣德士古道36號東亞花園A112號	2414 4287
屯門區		
屯門市廣場分行	新界屯門市廣場第二期商場2號	2450 8877
屯門花園分行	新界屯門青海圍屯景大廈D舖	2458 1033
屯門新墟分行	新界屯門鄉事會路雅都花園商場G13-14號	2457 3501
兆康苑分行	新界屯門兆康苑商場226號	2466 6703
良景邨分行	新界屯門良景邨商場211號	2463 3855
建榮街分行	新界屯門建榮街24-30號	2465 2212
海麗花園分行	新界屯門良德街海麗花園商場地下13-15號	2455 1288
蝴蝶邨分行	新界屯門蝴蝶邨蝶翎樓127-134號	2920 5188
藍地分行	新界屯門藍地青山道2738地段130約B座	2465 0033
元朗區		
大棠道分行	新界元朗大棠道23號合益廣場1字樓A135	2479 2113
元朗分行	新界元朗青山公路102-108號	2474 2211
元朗青山道分行	新界元朗青山公路162號	2476 2193
元朗恒發樓分行	新界元朗青山公路8-18號	2475 3777
元朗商業中心分行	新界元朗教育路18-24號	2473 2833
天瑞邨分行	新界天水圍天瑞商場108-109號	2445 8728
洪水橋分行	新界元朗洪水橋德祥樓17-19號	2447 0248
嘉湖山莊分行	新界天水圍嘉湖山莊新北江商場A189號	2448 3313
嘉湖銀座分行	新界天水圍嘉湖銀座第一期G73號	2616 4233
北區		
上水分行	新界上水新豐路61號	2671 0155
上水廣場分行	新界上水廣場商場351號	2670 3131
名都商場分行	新界粉嶺名都商場1樓53號	2669 7899
沙頭角分行	新界沙頭角沙頭角邨16-18座	2674 4011

中國銀行(香港)分行網絡(續)

分行名稱	地址	電話號碼
花都廣場分行	新界粉嶺百和路88號花都廣場28號	2675 6683
彩園邨分行	新界上水彩園邨商場三樓4號	2671 6783
新豐路105號分行	新界上水新豐路105號	2670 1141
新豐路136號分行	新界上水新豐路136號	2670 6138
聯和墟分行	新界粉嶺聯和墟和豐街17-19號	2675 5113
聯盛街分行	新界粉嶺聯盛街10-16號	2675 6113
大埔區		
大光里分行	新界大埔墟大光里16-22號	2652 2133
大埔分行	新界大埔墟寶鄉街68-70號	2657 2121
大埔廣場分行	新界大埔安泰路1號 大埔廣場地下商場4號	2665 5890
安慈路分行	新界大埔安慈路3號翠屏花園10-11號	2665 1966
富亨邨分行	新界大埔富亨邨商場1-2號	2661 6278
富善邨分行	新界大埔富善邨商場G11號	2663 2788
新達廣場分行	新界大埔新達廣場第一層054號	2929 3228
廣福道分行	新界大埔廣福道40-50號	2658 2268
沙田區		
乙明邨分行	新界沙田乙明邨明耀樓地下1號	2647 8784
大圍道41號分行	新界沙田大圍道41-45號	2929 4288
大圍道74號分行	新界沙田大圍道74-76號	2699 9523
火炭分行	新界火炭山尾街18-24號 沙田商業中心1樓2號	2691 7193
好運中心分行	新界沙田橫壆街好運中心	2605 6556
沙田第一城分行	新界沙田第一城銀城商場16-20號A座	2648 8083
恆安邨分行	新界馬鞍山恆安邨商場203號	2642 0111
馬鞍山中心分行	新界馬鞍山西沙路馬鞍山中心地下A2	2631 0063
博康邨分行	新界沙田博康邨博華樓7-8號	2648 0302
隆亨邨分行	新界沙田隆亨邨商場103號	2605 8618
新城市廣場分行	新界沙田新城市廣場 第一期七樓739-745號	2606 6163
新港城分行	新界馬鞍山新港城C、D座16號	2631 1011
瀝源分行	新界沙田瀝源邨福海樓1號	2605 3021
西貢區		
西貢分行	新界西貢灣景街7-11號	2792 1465
東港城分行	新界將軍澳東港城187A	2628 7238
厚德邨分行	新界將軍澳厚德商場地下7號	2703 5203
香港科技大學分行	新界清水灣道香港科技大學	2358 2345
翠林邨分行	新界將軍澳翠林商場101號	2702 0282
寶林邨分行	新界將軍澳寶林邨商場207號	2701 4962

分行名稱	地址	電話號碼
離島區		
長洲分行	長洲大新街53-55號	2981 0021
香港國際機場分行	香港國際機場客運大樓7T075	2326 1883

中國內地分支行網絡

分行名稱	地址	電話號碼
深圳分行	深圳市人民南路1013號	(86-755) 8233 0230
深圳羅湖支行	深圳市人民南路2010號 發展中心大廈804-805室	(86-755) 8228 0177
深圳福田支行	深圳市振華路130號 海外裝飾大廈	(86-755) 8326 5600
汕頭分行	汕頭市迎賓路3號	(86-754) 826 8266
上海分行	上海市北京東路668號 寶生銀行大廈	(86-21) 5308 8888
青島分行	青島市雲霄路6號	(86-532) 573 2828

企業銀行及金融機構部商務中心

處/中心	地址	電話號碼
金融機構處	香港花園道1號中銀大廈10樓	2826 6888
企業處	香港花園道1號中銀大廈10樓	2826 6888
中小企業處	香港花園道1號中銀大廈9樓	2826 6888
工商處	香港花園道1號中銀大廈9樓	2826 6888
工商處西環分處	香港德輔道中238-252號1樓	3140 1666
港島東工商中心	香港灣仔軒尼詩道393-407號 東區商業大廈3樓	2833 8790
九龍東工商中心	九龍九龍灣宏開道16號 德福大廈6樓607-610室	3406 7300
九龍東工商中心 新蒲崗分處	九龍新蒲崗太子道東698號 寶光商業中心6樓601室	2263 4900
九龍東工商中心 紅磡分處	九龍紅磡馬頭圍道37-39號 紅磡商業中心A座507室	2197 0188
九龍西工商中心	九龍旺角彌敦道589號3-7樓及9樓	3412 1688
新界東工商中心	新界大埔寶鄉街68-70號3樓	2654 3222
新界東工商中心 火炭分處	新界沙田火炭山尾街8-24號 沙田商業中心14樓8-11室	2687 5665
新界西工商中心	新界荃灣青山道264-298號 南豐中心1720-1724室	3412 7288
新界西工商中心 元朗分處	新界元朗青山道102-108號4樓	2442 8783
押滙中心	九龍海輝道11號 奧海城中銀中心3-10樓	3198 3388

南洋商業銀行分行網絡

分行	地址	電話號碼
總行	香港中環德輔道中151號	2852 0888
香港島		
上環分行	香港干諾道西21號	2559 0888
中區分行	香港威靈頓街56-58號	2522 5011
北角分行	香港英皇道351號	2566 8116
西區分行	香港文咸東街128號	2851 1100
西灣河分行	香港筲箕灣道63號	2567 0315
香港仔分行	香港香港仔大道171號A	2553 4115
堅尼地城分行	香港卑路乍街86號	2817 1946
跑馬地分行	香港黃泥涌道29號	2893 3383
新寧道分行	香港銅鑼灣新寧道8號	2882 7668
銅鑼灣分行	香港軒尼詩道472號	2832 9888
德輔道西分行	香港德輔道西334號	2540 4532
灣景中心分行	香港港灣道28號 灣景中心地下16號舖	2827 6338
灣仔分行	香港莊士敦道123號	2574 8118
鰂魚涌分行	香港英皇道1014號	2563 2286
九龍		
九龍城分行	九龍衙前圍道86號	2716 6033
土瓜灣分行	九龍土瓜灣道62號	2764 6666
半島中心分行	九龍麼地道67號 半島中心商場G48號舖	2722 0823
尖沙咀分行	九龍漢口道35號	2376 3988
何文田分行	九龍窩打老道71號A	2715 7518
佐敦道分行	九龍佐敦道20號	2735 3301
旺角分行	九龍彌敦道727號	2394 8206
油麻地分行	九龍彌敦道309號	2782 9888
荔枝角分行	九龍荔枝角道236號	2396 4164
紅磡分行	九龍蕪湖街69號A	2362 2301
深水埗分行	九龍深水埗大埔道198-200號	2777 0147
渡船角分行	九龍渡船街32-36號富利來商業大廈 地下D, E, F舖及10樓B, C, D室	2332 0738
新蒲崗分行	九龍衍慶街41-45號地下	2328 5555
駿業街分行	九龍觀塘駿業街48號	2790 6688
麗港城分行	九龍茶果嶺道麗港城商場 第一期26號舖	2772 3336
彌敦道分行	九龍彌敦道570號	2780 0166
觀塘分行	九龍裕民坊60號	2389 6266
新界		
上水分行	新界符興街31號	2679 4333
大埔分行	新界大埔墟寶鄉街71號	2656 5201
下葵涌分行	新界興芳道180號	2429 4242
屯門分行	新界仁政街富華大廈地下	2459 8181
元朗分行	新界大棠道同益大廈地下	2479 0231
西貢分行	新界西貢墟萬年街 西貢花園11-12號舖	2791 1122
沙田分行	新界沙田好運中心7-8號舖	2605 9188
荃灣分行	新界眾安街78號	2492 0243
葵涌分行	新界梨木道100號	2480 1118
綠楊新邨分行	新界荃灣蕙荃路22-26號 綠楊坊平台P2A-C號	2498 4411

分行	地址	電話號碼
中國內地		
深圳分行	深圳市建設路2002號南洋大廈	(86-755) 2515 6333
蛇口分行	深圳市蛇口金融中心	(86-755) 2682 8788
海口分行	海口市濱海大道81號 海口南洋大廈7樓702及703室	(86-898) 6851 2538
廣州分行	廣州市環市東路376號	(86-20) 8386 9273
大連分行	大連市明澤街16-18號 麗苑大廈一層	(86-411) 282 3636
北京分行	北京市建國門外大街 乙八號麗晶苑一層	(86-10) 6568 4728
海外		
三藩市分行	美國三藩市加利福尼亞街 50號31樓	(1-415) 398 8866

集友銀行分行網絡

分行名稱	地址	電話號碼
總行	香港中環德輔道中78號	2843 0111
香港島		
上環分行	香港上環文咸西街22-24號	2544 1678
北角分行	香港北角英皇道390-394號	2570 6381
鰂魚涌分行	香港鰂魚涌英皇道997號	2811 3131
灣仔分行	香港灣仔軒尼詩道325號	2572 2823
西區分行	香港皇后大道西429-431號	2548 2298
九龍		
紅磡分行	九龍紅磡機利士路23-25號	2362 0051
觀塘分行	九龍觀塘物華街42-44號	2343 4174
深水埗分行	九龍荔枝角道235-237號	2789 8668
新蒲崗分行	九龍新蒲崗康強街61-63號	2328 5691
油麻地分行	九龍油麻地上海街117-119號	2332 2533
青山道分行	九龍青山道226-228號	2720 5187
九龍灣分行	九龍灣啟業邨啟樂樓10號地下	2796 8968
土瓜灣分行	九龍土瓜灣道78號11-13號舖	2765 6118
慈雲山分行	九龍慈雲山毓華街23號 慈雲山中心二樓202號舖	2322 3313
新界		
友愛邨分行	新界屯門友愛邨商場地下103-104號	2452 3666
葵興邨分行	新界葵涌葵興邨興逸樓地下1號	2487 3332
太和邨分行	新界大埔太和邨安和樓地下112-114號	2656 3386
麗城分行	新界荃灣麗城花園麗城廣場地下5號A	2411 6789
荃灣中心分行	新界荃灣中心第二期B15-17座 高層商場1-9號	2413 8111
穗禾苑分行	新界沙田穗禾苑商場F7號舖	2601 5888
馬鞍山分行	新界馬鞍山海柏花園馬鞍山廣場 三樓313號舖	2640 0733
尚德邨分行	新界將軍澳尚德邨商場238號舖	2178 2278
中國內地		
廈門分行	廈門市廈禾路859號一樓	(86-592) 5851 691
福州分行	福州市五四路210號國際 大廈一樓	(86-591) 7810 078
哈爾濱代表處	哈爾濱市南崗區紅軍街6號301室	(86-451) 3673 518

以上資料截至2002年12月31日止

中銀香港(控股)有限公司編印
二零零三年三月二十日



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in BOC Hong Kong (Holdings) Limited (中銀香港 (控股) 有限公司) (the "**Company**"), you should at once hand this document and the accompanying proxy form and, if applicable, the Annual Report 2002 or the Summary Financial Report 2002 of the Company to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

AND

PROPOSED GENERAL MANDATES

TO ISSUE AND PURCHASE SHARES

A notice convening the Annual General Meeting of the Company to be held at Hall 7A, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 29th May, 2003 at 3:00 p.m. (registration will begin at 2:30 p.m.) is set out in this document. **Please note that refreshments will not be served at the Annual General Meeting.**

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon, to the Company's registered office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion of the proxy form and its return will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

11th April, 2003



中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

Board of Directors:
* LIU Mingkang (Chairman)
* SUN Changji (Vice-chairman)
LIU Jinbao (Vice-chairman and Chief Executive)
* PING Yue
* HUA Qingshan
* LI Zaohang
* HE Guangbei
* ZHOU Zaiqun
* ZHANG Yanling
** CHIA Pei Yuan
** FUNG Victor Kwok King
** SHAN Weijian
** TUNG Chee Chen

Registered Office:
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

* *non-executive directors*
** *independent non-executive directors*

11th April, 2003

To: Shareholders of the Company

Dear Sir or Madam,

ANNUAL GENERAL MEETING

AND

PROPOSED GENERAL MANDATES TO ISSUE AND PURCHASE SHARES

1. ANNUAL GENERAL MEETING

An annual general meeting of the Company (the **"Annual General Meeting"**) will be held on Thursday, 29th May, 2003 at 3:00 p.m. (registration will begin at 2:30 p.m.). Notice of the Annual General Meeting is set out in this document. A proxy form for use at the Annual General Meeting is enclosed. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the Company's registered office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong as soon as possible, but in any case so as to arrive no later than 48 hours before the time of the meeting. Completion and return of the proxy form will not preclude a shareholder from attending and voting in person at the Annual General Meeting and at any adjournment thereof, should he or she so wish.

2. PROPOSED GENERAL MANDATES TO ISSUE AND PURCHASE SHARES

By written resolutions dated 10th July, 2002 and passed by the Company's then shareholders, the Board of Directors was granted general mandates (i) to allot, issue and otherwise deal with shares up to 20 per cent of the issued share capital of the Company as at 25th July, 2002 (being the date on which dealings in the Company's shares commenced on The Stock Exchange of Hong Kong Limited), plus the aggregate number of shares purchased by the Company; and (ii) to purchase shares of the Company on The Stock Exchange of Hong Kong Limited up to 10 per cent of the issued share capital of the Company as at 25th July, 2002.

Under the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the **"Listing Rules"**), these general mandates will lapse at the conclusion of the Annual General Meeting, unless renewed at that meeting. Resolutions will therefore be proposed at the Annual General Meeting to renew the general mandate to allot and issue shares and to purchase shares up to 20 per cent and 10 per cent respectively of the issued share capital of the Company as at the date of passing the said resolutions. The full text of these resolutions is set out in the notice of the Annual General Meeting contained in this document. The explanatory statement required by the Listing Rules to be sent to shareholders in connection with the proposed general mandate to purchase shares is set out in the Appendix to this document.

3. RECOMMENDATION

The Board of Directors considers that the proposed general mandates to issue and purchase shares are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board of Directors recommends that shareholders vote in favour of the proposed resolutions.

Yours faithfully,
Liu Mingkang
Chairman

This Appendix serves as an explanatory statement, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), to provide requisite information to shareholders for their consideration of the proposed general mandate to purchase shares (the "**Share Repurchase Mandate**") which permits the purchase of shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of passing the resolution to approve the grant of the Share Repurchase Mandate (the "**Share Repurchase Resolution**"). The Listing Rules provide that all purchases of shares on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the board of directors of the company to make such purchases.

This Appendix also constitutes a memorandum of the terms of the Share Repurchase Mandate as required under Section 49BA of the Companies Ordinance.

1. SHARE CAPITAL

As at 11th April, 2003 (the "**Latest Practicable Date**"), the issued share capital of the Company comprised of 10,572,780,266 shares of HK$5.00 each ("**Share(s)**").

Subject to the passing of the Share Repurchase Resolution and on the basis that no further Shares would be issued prior to the Annual General Meeting, the Company would be allowed under the Share Repurchase Resolution to purchase a maximum of 1,057,278,026 Shares based on the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR SHARE REPURCHASE

The Board of Directors believes that the Share Repurchase Mandate is in the interests of the Company and its shareholders as a whole. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Board of Directors believes that such a purchase will benefit the Company and the shareholders as a whole.

3. FUNDING OF PURCHASES

In purchasing shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount paid in connection with a purchase may only be made from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the purchase to the extent permissible under the Companies Ordinance.

If the Share Repurchase Mandate were to be carried out in full at any time during the proposed purchase period, there will not be any material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts of the Company for the year ended 31st December, 2002.

4. SHARE PRICE

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the months since the listing of the Company on the Stock Exchange on 25th July, 2002 and until the Latest Practicable Date were as follows:

	Share Price *(HK$)*	
	Highest	**Lowest**
2002		
July	8.60	8.00
August	8.70	8.15
September	8.50	7.70
October	8.10	7.50
November	8.70	7.85
December	8.60	7.90
2003		
January	8.45	7.90
February	8.25	7.95
March	8.45	7.95

5. UNDERTAKING

The Board of Directors has undertaken to the Stock Exchange that, so far as the same may be applicable, it will exercise the powers of the Company to make purchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules, the applicable laws of Hong Kong and the regulations set out in the Memorandum and Articles of Association of the Company.

None of the Directors and, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Share Repurchase Mandate is granted by the shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company. Save and except the Directors, no connected persons have undertaken not to sell any Shares held by them to the Company, in the event that the Share Repurchase Mandate is granted by the shareholders.

6. EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

The Board of Directors is not aware of any consequences which the exercise in full of the Share Repurchase Mandate would have under the Hong Kong Code on Takeovers and Mergers.

The Board of Directors shall ensure that no purchase of Shares would result in the aggregate number of Shares held by public shareholders falling below the minimum percentage specified by the Stock Exchange in respect of the Company.

7. PURCHASES MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the 6 months preceding the date of this document.



中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company")

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held on Thursday, 29th May, 2003 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Hall 7A, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) for the purpose of transacting the following business:

ORDINARY BUSINESS

(1) To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2002.

(2) To declare a final dividend for the year ended 31st December, 2002.

(3) (a) To re-elect Directors.

(b) To fix the remuneration of the Directors at HK$200,000 per Director per annum and authorise the Board of Directors to vary the same.

(4) To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5) "**THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time; or

(iv) any share option scheme or savings-based share option plans or similar arrangement for the time being adopted by the Company for the grant or issue to eligible participants of such scheme, plan or arrangement of Shares or rights to acquire Shares, including without limitation pursuant to the rules of the Company's 2002 Share Option Scheme and 2002 Sharesave Plan, both of which were adopted by shareholders of the Company on 10th July, 2002,

shall not exceed the aggregate of:

(a) twenty per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution; and

(b) (if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of the issued share capital of the Company purchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to ten per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Rights Issue" means an offer of Shares open for a period fixed by the Board of Directors to the holders of Shares whose names appear on the Register of Members of the Company (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase Shares on the relevant register) on a fixed record date in proportion to their holdings of such Shares (and, if appropriate, such warrants and other securities) as at that date (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

(6) "**THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time), be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (A) of this Resolution shall not exceed ten per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

(7) "**THAT** conditional on the passing of Resolutions 5 and 6, the general mandate granted to the Board of Directors to exercise the powers of the Company to allot, issue, grant, distribute or otherwise deal with additional shares in the Company pursuant to Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the issued share capital of the Company purchased by the Company under the general mandate granted pursuant to Resolution 6, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing Resolutions 5 and 6."

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 20th March, 2003

Registered Office:
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Notes:

1. The resolutions will be decided on a show of hands unless a poll is demanded before or on the declaration of the result of the show of hands. A poll may be demanded by, among others, the chairman of the meeting or at least three members present in person (or in the case of a corporate member, by its duly authorised representative) or by proxy and entitled to vote at the meeting.

2. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. **Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.**

4. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the proposed final dividend, from Friday, 2nd May, 2003 to Friday, 16th May, 2003 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 30th April, 2003.

5. The record date for determining shareholders' entitlement to attend the Annual General Meeting is Friday, 23rd May, 2003. In order to qualify for attending the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar (details as set out in note 4 above) not later than 4:00 p.m. on Friday, 23rd May, 2003.

6. In relation to Resolution 6, an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the "Listing Rules") is set out in the Appendix of this document.

7. By Resolutions 5 and 7, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent of the issued share capital of the Company, together with such number of shares as may be purchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7.

8. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.

(7) 「**動議**，在第5及第6項決議案獲通過的情況下，批准將本公司根據第6項決議案獲授權購回本公司股份之面值總額之數額加入根據第5項決議案本公司董事會可行使本公司權力以分配、發行、授出、分派或以其他方式處理額外股份之一般授權，惟所加入的數額不得超過於該等決議案通過之日本公司已發行股本面值總額的百分之十。」

承董事會命
公司秘書
楊志威　謹啟

香港，二零零三年三月二十日

註冊辦事處：
香港花園道1號
中銀大廈52樓

附註：

1. 除非於宣佈以舉手方式表決的結果時或以前提出要求按股數進行表決，否則所有決議案將以舉手方式進行表決。有權提出要求按股數進行表決的人士包括：會議主席，或不少於三名親身或委派代表(如股東為法團時，則其授權代表)出席會議並有權於會議上投票的股東。

2. 凡有權出席上述會議並在會上表決的股東均有權委派一名或兩名代表代其出席會議，並代其投票。該代表毋須是本公司的股東。

3. 委任代表之文據及簽署人之授權書或其他授權文件(如有者)或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會的指定召開時間四十八小時前交回本公司註冊辦事處，方為有效。**股東填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會或其任何續會並在會上投票。**

4. 本公司的股東名冊將於二零零三年五月二日星期五至二零零三年五月十六日星期五(首尾兩天包括在內)期間暫停辦理本公司股份過戶登記手續，以確定有權收取建議的末期股息的股東名單。為取得收取建議的末期股息的資格，所有股份過戶文件連同有關股票必須在二零零三年四月三十日星期三下午四時正前交給本公司的股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

5. 股東週年大會的記錄日期是二零零三年五月二十三日星期五。為取得出席股東大會的資格，所有股份過戶文件連同有關股票必須在二零零三年五月二十三日星期五下午四時正前交給本公司的股份過戶登記處(其詳情列於上述附註4)。

6. 就第6項決議案而言，根據香港聯合交易所有限公司證券上市規則(「上市規則」)規定須就此向股東提供的說明函件將載於本文件附錄。

7. 第5及第7項決議案旨在遵守公司條例(香港法例第32章)第57B條及上市規則的規定取得股東的一般授權，以便在本公司適宜發行新股份時，董事會可享有靈活性以酌情決定分配及發行相當於本公司已發行股本面值的百分之二十及本公司根據第6項決議案所授予的一般授權而購回的股本面值，兩者總和的新股份(詳情請見第5、6及7項決議案)。

8. 如屬聯名股東，若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。

根據本決議案(A)段的授權由董事會(不論是根據認股權、換股權或在其他情況下)分配、發行、授出、分派或以其他方式處理或有條件或無條件同意分配、發行、授出、分派或以其他方式處理的股本面值總額不得超過下列兩項之總和：

(a) 於本決議案通過之日本公司已發行股本面值總額的百分之二十；及

(b) (倘董事會獲本公司股東另行通過決議案授權)本公司於本決議案通過後購回的本公司股本面值總額(最多相等於在本決議案通過之日本公司已發行股本面值總額的百分之十)，

而上述授權將按此而受限制；及

(C) 就本決議案而言：

(i) 「有關期間」指由本決議案通過之日(包括該日)起至下列情況中最先發生者發生時為止的一段期間：

(a) 本公司下一屆股東週年大會結束；

(b) 按本公司的公司組織章程細則或按適用法例規定本公司須舉行下一屆股東週年大會的期限屆滿；及

(c) 本決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改；

(ii) 「供股」指於董事會訂定的期間，向於指定記錄日期名列本公司股東名冊的股份持有人(及名列於有關名冊的本公司認股權持有人及其他附帶認購或購買本公司股份的權利的證券的持有人(如適用))，按彼等當時持有該等股份(及該等認股權證及其他證券(如適用))的比例，要約發售股份(惟董事會有權就零碎股份，或根據適用於本公司的任何司法權區或地區之法律下的任何法定或實務限制或責任，或任何認可監管機構或任何證券交易所的規定，而作出其認為必要或權宜的除外或其他安排)；及

(iii) 「股份」指本公司股本中每股面值5.00港元的普通股。」

(6) 「**動議**：

(A) 在本決議案(B)段的規限下，一般及無條件地授權董事會於有關期間行使本公司一切權力，以根據所有適用法律，包括香港股份購回守則及香港聯合交易所有限公司證券上市規則(經不時修訂的)，於香港聯合交易所有限公司(「聯交所」)或股份於其上市並獲香港證券及期貨事務監察委員會及聯交所認可的任何其他證券交易所購回股份；

(B) 根據本決議案(A)段的授權由董事會購回或有條件或無條件同意購回的股份面值總額不得超過本決議案通過之日本公司已發行股本面值總額的百分之十，而上述授權將按此而受限制；及

(C) 就本決議案而言：

(i) 「有關期間」指由本決議案通過之日(包括該日)起至下列情況中最先發生者發生時為止的一段期間：

(a) 本公司下一屆股東週年大會結束；

(b) 按本公司的公司組織章程細則或按適用法例規定本公司須舉行下一屆股東週年大會的期限屆滿；及

(c) 本決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改；

(ii) 「股份」指本公司股本中每股面值5.00港元的普通股。」



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(於香港註冊成立之有限公司)
(「本公司」)

茲通告本公司謹訂於二零零三年五月二十九日星期四下午三時正(於下午二時三十分開始辦理登記手續)假座香港灣仔港灣道一號香港會議展覽中心展覽廳7A(請使用港灣道入口)舉行股東週年大會,以處理下列事務:

普通事務

(1) 省覽本公司截至二零零二年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

(2) 宣佈分派截至二零零二年十二月三十一日止年度的末期股息。

(3) (a) 重選董事。

(b) 釐定董事酬金,每名董事每年200,000港元,並授權董事會更改有關酬金。

(4) 重新委任羅兵咸永道會計師事務所為本公司核數師,並授權董事會釐定其酬金。

特別事務

考慮並酌情通過(無論有否修訂)下列普通決議案:

(5) 「**動議**:

(A) 在本決議案(B)段的規限下,一般及無條件地批准董事會於有關期間行使本公司一切權力,以分配、發行、授出、分派及以其他方式處理額外股份,及作出、發行或授出因而將須或可能須於有關期間或其後分配、發行、授出、分派或以其他方式處理股份的要約、協議、期權、認股權及其他證券;

(B) 除了在下列情況下:

(i) 供股;或

(ii) 根據本公司所發行的任何認股權證或可轉換為股份的任何證券的條款行使認股權或換股權;或

(iii) 依據按本公司當時的公司組織章程細則作出的任何以股代息或類似安排,配發股份以代替股份的全部或部份股息;或

(iv) 依據本公司當時採納的任何認股權計劃或以儲蓄為基礎的認股權計劃或類似安排,向該等計劃或安排的合資格參與者授出或發行股份或認購股份的權利,包括但不限於依據本公司股東於二零零二年七月十日通過及採納的二零零二年認股權計劃及二零零二年股份儲蓄計劃進行者,

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行股份購回時，將根據股份購回授權及按照上市規則、香港適用法例、及本公司組織章程大綱及細則之規定進行。

目前概無任何董事及(於作出一切合理查詢後據彼等深知)其聯繫人有意於股東向董事會授予股份購回授權後向本公司出售任何股份。

本公司現時並無接獲關連人士(定義見上市規則)通知，彼等目前有意在股東向董事會授予股份購回授權後，向本公司出售股份；除董事外，並無關連人士向本公司承諾屆時不會向本公司出售股份。

6. 香港公司收購及合併守則的影響

根據董事會所知，全面行使有關股份購回授權在香港公司收購及合併守則下不會帶來任何影響。

董事會將確保行使股份購回授權不會導致本公司的公眾持股量低於聯交所就本公司所指定的最低百分率。

7. 本公司購回股份

在本文件刊發日期前六個月內，本公司概無在聯交所或以其他方式購回股份。

本附錄為香港聯合交易所有限公司證券上市規則（「**上市規則**」）所規定之說明函件，旨在向各股東提供必需之資料，以便考慮是否批准建議的股份購回一般授權（「**股份購回授權**」）；如該建議獲股東通過，則董事會可據此購回本公司股份，惟最多不得超過有關批准該建議的決議案（「**股份購回決議案**」）通過當日本公司已發行股本百分之十的股份。上市規則規定，以香港聯合交易所有限公司（「**聯交所**」）作為第一上市地位的公司在聯交所購回其股份前須經股東通過普通決議案給予授權，該授權可以是針對指定的交易而給予的特別授權，亦可以向公司董事會授予一項一般授權。

本附錄亦構成根據公司條例第49BA條所規定的有關股份購回授權的條款的備忘錄。

1. 股本

於二零零三年四月十一日（「**最後可行日期**」），本公司的已發行股本為10,572,780,266股每股面值5.00港元的股份。

倘股份購回決議案獲通過，並假定在股東週年大會舉行前不會再發行任何股份，根據於最後可行日期本公司已發行股本計算，本公司根據股份購回決議案可購回最多達1,057,278,026股股份。

2. 股份購回之理由

董事會相信股份購回授權符合本公司及其全體股東之利益。視乎當時市場情況及資金安排，購回股份可提高本公司每股資產淨值及／或每股盈利。董事會亦只會在其認為對本公司及其全體股東有利的情況下購回股份。

3. 用作購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司的組織章程大綱及細則及公司條例規定可合法作此用途之資金撥付。公司條例規定，有關資金必須在公司條例准許的情況下，由本公司可分發利潤及／或為購回股份而發行新股份所得收益中撥付。

倘在建議的股份購回期間內全面行使股份購回授權，不會對本公司營運資金或資本負債比率造成重大不利影響（對照本公司二零零二年十二月三十一日止年度經審核財務報告書所披露之情況）。

4. 股份價格

自本公司於二零零二年七月二十五日於聯交所上市後至最後可行日期止期間，本公司股份每個月於聯交所之最高及最低成交價如下：

	股份成交價（*港元*）	
	最高	**最低**
二零零二年		
七月	8.60	8.00
八月	8.70	8.15
九月	8.50	7.70
十月	8.10	7.50
十一月	8.70	7.85
十二月	8.60	7.90
二零零三年		
一月	8.45	7.90
二月	8.25	7.95
三月	8.45	7.95

根據公司條例及按香港聯合交易所有限公司證券上市規則(「**上市規則**」)的規定，除非董事會在本屆股東週年大會上獲股東繼續授權，否則上述一般授權將於該大會結束時失效。因此在本屆股東週年大會上，將會提呈決議案以繼續授權董事會配發或發行最多達本公司股東通過有關決議案之日本公司已發行股本百分之二十的新股份，及購回最多達本公司股東通過有關決議案之日本公司已發行股本百分之十的股份。該等決議案的全文載於本文件中的股東週年大會通告內。按上市規則規定須就建議授予購回股份的一般授權送呈各股東的說明函件亦已載於本文件之附錄內。

3. 董事會的建議

董事會認為有關發行及購回股份的一般授權乃符合本公司及全體股東之最佳利益，因此推薦全體股東就有關之決議案投贊成票。

此致

列位股東　台照

主席
劉明康　謹啟

二零零三年四月十一日



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)

董事會：
* 劉明康(董事長)
* 孫昌基(副董事長)
劉金寶(副董事長兼總裁)
* 平岳
* 華慶山
* 李早航
* 和廣北
* 周載群
* 張燕玲
** 賈培源
** 馮國經
** 單偉建
** 董建成

** 非執行董事*
*** 獨立非執行董事*

註冊辦事處：
香港花園道1號
中銀大廈52樓

敬啟者：

股東週年大會、發行及購回股份的一般授權

1. 股東週年大會

本公司謹訂於二零零三年五月二十九日星期四下午三時正(將於下午二時三十分開始辦理登記手續)召開股東週年大會。有關召開股東週年大會之通告已刊載於本文件中，並隨件附上股東週年大會上使用之代表委任表格。無論 閣下是否擬出席該大會，均請按照該表格上印備之指示填妥表格，並盡速將表格交回本公司註冊辦事處，地址為香港花園道1號中銀大廈52樓。在任何情況下，該表格最遲須於開會時間四十八小時前送達。股東在交回代表委任表格後，仍可出席股東週年大會及其任何續會，並於會上投票。

2. 建議授予發行及購回股份的一般授權

於二零零二年七月十日，本公司當時的股東通過了多項書面決議案，授予董事會一般授權以(i)配發、發行及以其他方式處置數量最多達本公司於二零零二年七月二十五日(即本公司股份開始於香港聯合交易所有限公司上市之日)已發行股本百分之二十，另加本公司購回之股份面值總額的股份；及(ii)在香港聯合交易所有限公司購回最多達本公司於二零零二年七月二十五日已發行股本百分之十的股份。

此乃要件　請即處理

閣下如對本文件或應採取的行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下**全部**中銀香港（控股）有限公司（「**本公司**」）股份**售出**，應立即將本文件及隨附的代表委任表格以及（如適用）本公司的二零零二年年報或本公司的二零零二年度財務摘要報告交予買方或承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

香港聯合交易所有限公司（「**聯交所**」）對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容引致的任何損失承擔任何責任。


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

（於香港註冊成立之有限公司）

股東週年大會通告

及

發行及購回股份的一般授權

本公司謹訂於二零零三年五月二十九日星期四下午三時正（將於下午二時三十分開始辦理登記手續）假座香港灣仔港灣道一號香港會議展覽中心展覽廳7A舉行股東週年大會，股東週年大會通告載於本文件內。**敬請注意，股東週年大會不設茶點招待。**

不論　閣下能否出席股東週年大會，務請細閱大會通告並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東週年大會的指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港花園道1號中銀大廈52樓。閣下填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會並於會上投票。

二零零三年四月十一日

File No. 82-34675


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED



二 零 零 二 年 | 年 報



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

中銀香港(控股)有限公司("本公司")於2001年9月12日在香港註冊成立，以持有本公司主要營運附屬公司中國銀行(香港)有限公司("中銀香港")的全部股權。

按資產及客戶存款計算，本公司是香港主要商業銀行集團之一，通過設在香港的300多家分行、400多部自動櫃員機和其他服務和銷售渠道，向零售客戶和企業客戶提供全面的金融產品與服務。中銀香港是香港三家發鈔銀行之一，也是香港銀行公會的輪任主席銀行之一。此外，本公司在中國內地設有14家分支行，以切合本公司香港及中國內地客戶對跨境銀行服務的需求。

本公司在成功的全球公開售股後，其股份於2002年7月25日開始在香港聯合交易所主板上市，股票編號"2388"。

目 錄

1	財務摘要
2	四年財務摘要
5	董事長報告書
7	總裁報告
15	財務概述
23	業務回顧
29	企業資訊
31	董事會及高層管理人員簡介
39	董事會報告
47	公司治理
51	上市新里程
55	員工關係
59	良好企業公民
62	核數師報告
63	財務報告
129	附錄一：本公司之附屬公司
134	股東參考資料
136	釋義
139	分行網絡與企業銀行商務中心

新的里程

本公司在2001年10月完成重組合併後，於2002年7月在香港成功上市，邁進了發展的全新里程。

本年報封面設計以金銀為主色調，寓意公司前景光明；又採用了香港著名地標－本公司總部中銀大廈為主體，借用其竹子節節上升的獨特設計理念，象徵本公司不斷開拓，銳意進取，為股東創造最佳回報，為客戶提供優質服務。

財務摘要

	二零零二年	二零零一年	變化
	港幣百萬元	港幣百萬元	+/(-)%
全年			
提取撥備前之經營溢利	**12,089**	13,162	(8.2)
提取撥備後之經營溢利	**9,234**	5,750	60.6
除稅前溢利	**8,068**	3,733	116.1
除稅後溢利	**6,800**	2,901	134.4
股東應佔溢利	**6,673**	2,768	141.1
	港幣	港幣	+/(-)%
每股計			
每股盈利[1]	**63.11仙**	26.18仙	141.1
每股股息	**39.80仙**	–	不適用
	港幣百萬元	港幣百萬元	+/(-)%
於年結日			
股東資金	**56,941**	52,170	9.1
已發行及繳足股本	**52,864**	52,864	0.0
資產總額	**735,489**	766,140	(4.0)
	%	%	
財務比率			
平均總資產回報率[2]	**0.91**	0.36	
平均股東資金回報率[3]	**12.23**	7.31	
成本對收入比率	**33.26**	30.76	
不履約貸款比率[4]	**7.99**	10.99	
貸存比率[5]	**53.42**	53.27	
平均流動資金比率[6]	**41.17**	39.88	
資本充足比率[7]	**13.99**	14.38	

1 二零零一年之數額因附註13及附註32所述之股份合併之影響而予以重列。

2 平均總資產回報率是按照除稅後溢利除以資產總額的每日餘額平均值計算。

3 平均股東資金回報率乃根據股東應佔溢利除以平均股東資金計算。平均股東資金以年內起首及結尾之股東資金餘額之平均數計算。二零零一年平均股東資金已考慮當年所出現之資本化事項。

4 於二零零二年六月二十六日，中銀香港向中國銀行開曼群島分行出售賬面總值約11,401,000,000港元(扣除特別準備2,679,000,000港元)之貸款(附註42(a))。此等出售貸款中所包括之不履約貸款於二零零一年十二月三十一日之結餘為7,269,000,000港元，就該等不履約貸款而提取之特別準備則為2,538,000,000港元。若此等貸款之出售已於二零零一年年底進行，則其時之不履約貸款比率將為9.06%。

5 貸存比率為年終結餘日數字。

6 截至二零零二年十二月三十一日止年度之平均流動資金比率為中銀香港在有關期內每月之平均流動資金比率之簡單平均數。二零零一年平均流動資金比率是中銀香港在二零零一年十月一日(重組及合併日)至二零零一年十二月三十一日止三個月內每月之平均流動資金比率之簡單平均數。

7 資本充足比率為包括中銀香港及金管局按監管規定要求指定之附屬公司，並按照銀行業條例附表三綜合計算之比率。

四年財務摘要

自一九九九年一月一日始，本集團最近四年之財務資料(為二零零二年七月二十五日本公司上市所需之最早年度業績記錄)概述如下：

	二零零二年	二零零一年	二零零零年	一九九九年
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
全年				
提取撥備前之經營溢利	**12,089**	13,162	14,964	13,147
提取撥備後之經營溢利	**9,234**	5,750	6,371	3,181
除税前溢利	**8,068**	3,733	6,376	3,771
除税後溢利	**6,800**	2,901	5,198	3,221
股東應佔溢利	**6,673**	2,768	5,047	3,067
	港幣	港幣	港幣	港幣
每股計				
每股盈利[1]	**63.11仙**	26.18仙	47.74仙	29.01仙
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於年結日				
貸款及其他賬項	**308,332**	308,108	325,569	317,556
資產總額	**735,489**	766,140	839,370	772,954
每日資產總額平均值	**748,771**	810,702	830,331	816,778
客戶存款	**600,977**	606,428	624,726	589,421
負債總額	**677,434**	712,904	804,493	740,492
已發行及繳足股本	**52,864**	52,864	52,864	52,864
股東資金	**56,941**	52,170	33,345	31,006
	%	%	%	%
財務比率				
平均總資產回報率	**0.91**	0.36	0.63	0.39
成本對收入比率	**33.26**	30.76	27.70	32.51
不履約貸款比率	**7.99**	10.99	10.19	12.73
貸存比率	**53.42**	53.27	54.43	56.85

本公司是在二零零一年九月十二日註冊成立，並在二零零一年九月三十日收購了中銀香港之全部股權。本公司隨後成為本集團之控股公司。本集團之財務資料是假設本集團架構、資本架構及業務在呈報期間之首日經已存在而編製。

1 一九九九至二零零一年度之數額因附註13及附註32所述之股份合併之影響而予以重列。

股東資金


港幣百萬元
60,000
50,000
40,000
30,000
20,000
10,000
0
99
00
01
02

資產總額


港幣百萬元
1,000,000
800,000
600,000
400,000
200,000
0
99
00
01
02

股東應佔溢利


港幣百萬元
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02

不履約貸款比率


%
16
14
12
10
8
6
4
2
0
99
00
01
02

貸款及其他賬項


港幣百萬元
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
99
00
01
02

客戶存款


港幣百萬元
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02


邁步向前

董事長報告書



劉明康
中國銀行董事長、行長
中銀香港(控股)有限公司及
中國銀行(香港)有限公司董事長

完善良好的公司治理機制和追求投資者利益的最大回報，是本公司運營的根本原則。憑藉雄厚的財務實力、廣大的客戶基礎、卓越的人才隊伍，以及與中國銀行的緊密合作，本公司將在香港經濟復甦和中國內地經濟騰飛中發揮更大的作用，為投資者創造更加滿意的效益。

二零零二年對於本公司而言，是不平凡的一年。在投資者的支持和全體員工的努力下，本公司克服了國際市場的不利影響，在全球發售中取得6.5倍的超額認購，並於二零零二年七月二十五日在香港聯合交易所成功上市。它不僅是本年度全球最大上市項目之一，而且榮獲了《投資者關係》雜誌"最佳上市投資者關係"、《亞洲金融》雜誌"最佳交易"等多家機構頒發的十個獎項，並被列入摩根士丹利資本國際(MSCI)香港指數、恒生指數和其他若干指數的成分股，這標誌著本公司將在國際金融市場上發揮更重要的作用。

二零零一年完成的重組，已經為本公司在建立良好的公司治理機制、高效的管理體制、嶄新的經營理念和企業文化等方面奠定了堅實的基礎；二零零二年完成的上市，標誌著本公司在各方面對投資者做出了進一步的明確承諾。完善良好的公司治理機制和追求投資者利益的最大回報，是本公司運營的根本原則。本公司已經在機制改革、業務發展、風險管理、資訊科技等方面取得了令人鼓舞的進步，企業經營透明度和市場監督程度不斷提高，並迅速適應了市場和監管機關對於上市公司提出的各項要求。

本公司不斷致力於良好公司治理機制的建設，董事會在重大事項的決策、監督和指導管理層工作方面，發揮了積極的作用。眾所周知，強化公司治理機制的呼聲在二零零二年前所未有地高漲，並日益發展成為一股國際化的潮流。本公司董事會和管理層充分認識到這一問題的重要性和緊迫性，將根據自身情況和外部監管環境，對公司治理機制適時做出相應的調整，以不斷適應新的變化。

本公司將持續進行市場開拓、風險管理和後線支援等方面的深入整合，積極開發中間業務，拓展內地市場，充分發揮重組帶來的整體效應，以更加科學的管理體系提高對內的管理效率，以更加先進的經營理念提高對外的服務水平，從而在激烈的市場競爭中立於不敗。同時，本公司還將致力於塑造充滿活力的新型企業文化，最大限度地凝聚全體員工的積極性和創造力，將每個員工的辛勤努力與本公司的成功發展緊密地結合在一起。

經過管理層和全體員工堅持不懈的努力，本集團於二零零二年實現股東應佔溢利約66.73億港元，較上市招股書中的預期增加6.2%；平均股東資金回報率為12.23%，較二零零一年增加4.92個百分點；平均總資產回報率為0.91%，較二零零一年增加0.55個百分點；不履約貸款比率為7.99%，較二零零一年下降3個百分點。本公司將繼續以股東價值最大化為目標，不斷發展業務、控制風險、增加收益，同時履行作為良好企業公民所應盡的社會責任。

憑藉雄厚的財務實力、廣大的客戶基礎、卓越的人才隊伍，以及與中國銀行的緊密合作，本公司必將在香港經濟復甦和中國內地經濟騰飛中發揮更大的作用，為投資者創造更加滿意的效益，並向成為國際一流銀行的目標繼續前進。本人謹此對廣大員工和投資者表示衷心感謝，並期待諸位今後繼續給予支持。

劉明康

香港，二零零三年三月二十日


香港联合交易所

中銀香港(控股)有限公司於2002年7月25日在香港聯合交易所主板上市

總裁報告


劉金寶
中國銀行副董事長
中銀香港(控股)有限公司及
中國銀行(香港)有限公司副董事長、執行董事、總裁

在這一年裏，我們三線報捷：成功上市；在業務上取得了良好進展，實現了上市時對投資者所作的利潤承諾；繼續推進重組後的整合，逐步實現協同效應。今後，我們將通過增加業務收益、改善風險管理、提高經營效益、優化資產負債管理和開拓中國業務，為股東創造最大價值。

我們首次以上市公司名義公佈年度業績。

二零零二年是本公司的重要新里程。在這一年裏，我們三線報捷。其一，在香港和世界經濟環境欠佳的情況下，本公司首次公開招股獲得市場廣泛認同，七月二十五日在香港成功上市。其二，我們克服了銀行業經營的種種困難，在業務上取得了良好進展，實現了上市時對投資者所作的利潤承諾。其三，我們毫不鬆懈地繼續推進重組後的整合，逐步實現協同效應，務使本公司成為一家向客戶提供優質服務、向股東提供最佳回報的國際大銀行。

推進重組　完善整合

我們在二零零一年十月完成了香港有史以來最大規模的銀行合併，並且為這家有著悠久歷史的新銀行引進了現代銀行經營管理的最佳做法。過去一年，管理層和全體員工對新的組織架構、經營理念、管理機制和運作模式，迅速熟習和適應，而且在實踐中使之更為完善。與世界上很多大銀行的合併經驗比較，我們在重組後的整合過程，顯然是暢順和有效率的，對客戶和業務造成的衝擊也減至最低。

隨著整合工作的順利推進和逐步完成，我們愈來愈清楚地看到重組合併給中銀香港帶來的重大轉變——同時也是重大優勢：


中国銀行(香港) BANK OF CHINA (HONG KONG)

- 建立了合符國際"最佳做法"的公司治理機制和組織架構，為本集團今後長遠發展奠定了穩健的基礎；
- 明確了"以股本回報率為驅動，爭取實現最佳股東回報"的策略發展目標，並以此為據制訂各項業務發展方針；
- 利用合併後統一了的品牌和網絡優勢，配合營銷文化的建立，加強了營銷能力；
- 引進了全面和獨立的風險管理系統和監控機制，使資產質量得到改善；
- 通過整合後線操作，使之集中化、標準化、規範化，有助提高營運效率。

招股上市　完滿成功

在重組合併後不到十個月的時間內，我們再接再勵，把中銀香港的發展歷史推向另一新里程 —— 通過公開招股在香港上市。中銀香港在合併後旋即上市，是為了借助上市把自己置身於市場競爭的前沿，接受更加直接和公開的挑戰，促使我們更好地實踐在重組中引入的新理念、新機制和新模式，並爭取盡快實現其效益。

本公司招股之時，正值全球股市呈現全面低迷的態勢。就在這樣不利的市場環境下，我們的招股仍然獲得了市場的熱烈回應。香港公開發售部份獲得38萬多名零售投資者認購，超額認購達26倍；國際配售部份也超額認購4.3倍；全球發售中還包括以非上市公募("POWL")形式在日本招股，是中資企業首次在日本進行這類資本市場活動。

本公司公開招股圓滿成功，成為香港歷來最大規模的公開零售招股和最大的單一香港上市招股、亞洲歷來最大型的金融機構招股和當年全球最大型的銀行招股。本公司在上市後的短短四個多月裏，已先後被納入英國富時指數、摩根士丹利資本國際香港指數和香港恒生指數成份股，顯示了市場對我們作為香港主要上市金融機構的地位的重視。這次成功上市，還為我們贏得了多個國際性或地區性的年度招股活動獎項。

淡市招股獲得市場認同，反映了投資者對本公司的基本素質抱有信心，對我們的發展前景寄予期望。

這些信心及期望，成為推動我們竭誠為股東效力、為客戶服務的強大動力。

業績理想　承諾實現

我們現在欣然向廣大股東報告：儘管年內香港銀行業經營繼續受到內部需求疲弱、存放款增長萎縮、通縮持續、資產價格下調、個人破產劇增等不利因素影響，但本集團的業務持續發展，利潤增長良好，實現了上市時對投資者所作的承諾。

本集團二零零二年股東應佔溢利為66.73億港元，較二零零一年上升141.1%。每股盈利為63.11港仙，較上年高出141.1%。平均股東資金回報率由二零零一年的7.31%上升至12.23%。

盈利增長的最大貢獻來自呆壞賬撥備大幅下降。年內計提呆壞賬撥備淨額為28.55億港元，較上年減少61.5%。其中，新提特別準備減少57.6%而為45.19億港元。撥備減少，抵補了提取撥備前經營溢利8.2%的下降。

在不景氣的市場環境下，本集團的資產質量仍得以改善。不履約貸款大幅減少98.53億港元或27.7%，降至256.59億港元；不履約貸款對總體客戶貸款的比率亦由二零零一年底的10.99%改善至7.99%。這可歸因於：(1)二零零二年六月本集團向中國銀行開曼分行出售的貸款中，包括不履約貸款70.29億港元；(2)合併後，本集團成立了獨立的風險管理部，建立了新的風險管理機制、政策和程序，嚴格監控信貸審批和信貸風險，有助提高資產質量；(3)合併後新成立的特殊資產管理部連同前線部門，大大加強了對呆壞賬的監督、催理和重整，年內通過積極的現金催回和押品處理，成功收回95.45億港元的特定分類貸款。

由於採取審慎撥備政策和不履約貸款減少，本集團不履約貸款的特別準備覆蓋比率由二零零一年底的29.07%改善至二零零二年底的33.66%；總準備佔不履約貸款的比率亦由48.19%提高至58.51%。

雖然經濟不景和個人破產大增令信用卡撇賬率颳升，對香港銀行業造成困擾，但集團至年底的撇賬率仍低於行業平均水平。



多元創新　拓展業務

年內，我們擴大運用本身的網絡優勢，發揮合併後加強了的產品開發和營銷能力，向客戶提供更多樣化和切合市場需要的產品和服務，特別是通過加強交叉銷售廣結客緣、促進業務發展。本集團的非利息收入比上年增長3.7%而為41.72億港元，部份抵補了淨利息收入下降7.0%而至139.42億港元；非利息收入在經營收入中所佔的比重由上年的21.16%上升至23.03%。其中，服務費和佣金淨收入增加9.3%而為29.48億港元。

在零售銀行業務方面，因應當前持續的低息環境，我們推出了一系列投資理財產品，如保證基金、零售債券、"股權寶"、"月供股票計劃"及其他基金投資等，向客戶提供多樣化的理財選擇，廣受客戶歡迎。僅零售債券及保證基金的銷售額就超過80億港元。本集團獨家代售的澳元保證基金是全港首創以非美元為結算貨幣的保證基金，銷售良好。與此同時，我們積極開拓零售貸款業務。住宅樓宇按揭貸款(不包括已停售的"居者有其屋計劃"等貸款)本年增長4.0%，本集團在本港樓按市場上繼續位居前列。

信用卡業務繼續穩定增長。二零零二年底的發卡數量和卡戶消費總額與一年前比較均有雙位數增幅。例如，年內專為現代女性推出的"y not"卡，市場反應良好。中銀信用卡(國際)有限公司在激烈的市場競爭中，贏取了VISA國際二零零一／二零零二年度卡戶消費最高增長機構金獎，以及VISA和萬事達卡的其他多個獎項。總體卡戶應收賬款上升了3.8%，而同業平均則為負增長。



在企業銀行業務方面，銀團貸款業務持續增長，而且從過去主要擔任參與行轉變為擔任牽頭安排行的角色。無論按宗數或金額計算，本集團均居於香港牽頭安排行的前列位置，與此有關的貸款金額和非利息收入因而增長。我們還為貿易信貸客戶引入了新的應收賬融資保理服務。本集團向企業客戶推出了債券買賣服務，並在年內進一步拓展企業債券包銷業務。

在香港銀行業總體存放款分別收縮2.6%和4.9%的背景下，本集團的客戶存款略降0.9%而為6,009.77億港元；客戶貸款總額微降0.6%而為3,210.34億港元，但如撇除年內出售

貸款的影響，則貸款增長3.0%，主要是銀團貸款和樓宇按揭業務增加所致。

優化經營　提高效益

與此同時，本集團繼續優化資產負債管理，提高資金運用效益。這些措施包括：大幅減少與母行中國銀行之間的資金安排，增加證券投資，通過調整存款利率定價結構以降低資金成本。

二零零二年底的資產總額為7,354.89億港元，減少4.0%，主因是本集團優化了資產組合。年底的證券投資餘額為1,902.32億港元，上升了30.7%。年內我們通過出售閒置資產以減少固定資產的持有量，並把出售所得資金轉投至其他生息資產。

年內淨息差擴大18點子而為1.85%，但由於部份被無利息成本資金貢獻的下降抵銷，致使淨利息收益率僅輕微擴闊3點子而為1.98%。由於調整存款定價結構，以及對小額結餘存戶徵收服務費用，促使客戶將分散的戶口整合，有助我們優化客戶結構和賬戶管理，也令客戶得到更集中的優質服務。

另方面，本集團一如既往致力嚴控開支，提高經營效益。儘管整體經營開支仍增3.0%，但其中最大項的員工薪酬支出減少了5.7%而為35.78億港元，主要原因是人員優化配置計劃令員工人數減少。房產和設備支出(不包括折舊)下降了10.0%至8.03億港元，主要受惠於業務操作的有效整合和物業租金下調。

本集團在重組合併後積極有序地推行分行網絡合理化計劃。至二零零二年底，集團在香港的分行總數為319家，比二零零一年底減少了31家，比當年10月合併時減少了35家。我們為了配合新的營銷策略，一方面通過撤併分行解決網點重疊問題，另方面啟動了"樣板分行試驗計劃"，將分行劃分為全功能分行、投資中心、個人理財中心、自助銀行中心和貴賓服務分行等五大類。通過分行網絡的進一步優化整



合、分行營銷功能的加強、將分行原來承擔的後線處理工作逐步轉移至後台部門和鼓勵客戶增加使用低成本的電子渠道，將有助我們更好地發揮分行的作用，提高分行經營效益。

我們通過合併把後台操作集中化，統一操作流程和方式，以節減成本和加強對前台的支援服務，其效益將在二零零三年和以後逐步體現。

本集團提高效益的另一項重點策略是提高員工生產力。我們增加投入資源加強員工培訓，包括中、高層管理人員的培訓。年內為全體員工共開辦了729個訓練課程，參加者逾5.5萬人次。

本集團在過去兩年內取得的進展，有賴全體員工的幹勁、創意、忠誠和專業精神，充分顯示了員工是本集團的重要資產，是推動企業不斷成長的原動力。藉此機會，讓我代表管理層向全體員工衷心致謝。

中國業務　商機無限

中國業務是本集團長遠發展策略中的一個重要環節，也是我們的優勢所在。過去一年，我們加強了內地業務的基本建設，並且著力開拓新的業務機會。

為了推動內地業務發展，中銀香港設立了決策性的"中國業務委員會"和指導工作層面的"中國業務指導委員會"，並在二零零二年十一月把"內地分行業務部"改組為"中國業務總部"。我們積極加強中銀香港與中國銀行及其內地分行的聯繫和合作，利用整體優勢，共同做好"中國故事"。本集團在內地的14家分支行中，有12家已正式獲准經營全面的外滙業務，亦有5家獲准向外籍人士和外資企業提供人民幣業務。


九鐵沿線中銀ATM啟用典禮
首創人民幣提款服務
中國銀行(香港)
BANK OF CHINA

在信用卡業務上，我們的兩地優勢充分發揮。供內地人士使用的長城國際卡的發卡量和卡戶消費在二零零二年內均有逾倍增長。為便利港人在內地消費而在香港推出的首張人民幣信用卡 —— 長城人民幣卡，發卡量在過去一年增長了3倍多。我們在內地的商戶收單業務上繼續處於領先地位，業務量增長19.8%。

年內，本集團成為粵港和深港港幣票據雙向聯合結算服務的代理行，也擔任了深港港幣實時支付結算系統在港的代理行，為深港兩地銀行提供實時、安全且低成本的跨境電子結算渠道。


客戶意見箱
Customer Opinion
Post Box

本集團與中國銀行總行及其內地分行簽訂了多項業務合作協議，藉以擴大相互業務發展範圍，更好地滿足兩地客戶的需求。例如，中銀香港與中國銀行內地多個城市77家分支行試行推出的"內地－香港快滙"服務；與深圳分行推出的"內地樓按自動供款服務"；與上海分行推出的"滬港尊貴客戶互介計劃"等，正在不斷顯現我們與母行業務聯動和互補的優勢。

踏新起點　邁新目標

展望二零零三年，我們不會低估經營環境帶來的挑戰。香港經濟在外部仍然受到美伊緊張局勢的不明朗前景困擾，在內部亦未能擺脱經濟結構性調整的影響，復甦步伐可能只會相當溫和，而且增長分佈不平衡 —— "外熱內冷"的情況仍將持續一段時間。因而估計銀行業短期內仍未能從復甦中明顯受惠。

本集團在二零零二年七月上市時曾經提出中期發展的五大策略，即：

- 利用網絡和品牌優勢，通過加強交叉銷售和拓展高增值產品，增加業務收入；
- 改善風險管理，提高資產質量；
- 實現合併的協同效應，提高經營效益；
- 優化資產負債管理，提高資金運用效益和股本回報率；
- 充分利用與中國銀行合作和在內地市場的獨特優勢，大力發展中國業務。

過去一年，我們在以上五方面邁開了第一步，初見成效。今後，我們將繼續加強在這些方面的努力，以取得更大成果。

重組、合併、上市，標誌著本集團發展的新起點。現在，我們不僅要加快實踐重組後建立的新理念、新機制和新企業文化，更要按照作為一家主要上市金融機構的新要求，進一步完善公司治理機制，提高企業透明度，加快業務發展步伐，提昇整體經營素質，為股東創造最大價值，為客戶提供優質服務，並更好地履行我們的良好企業公民責任。



劉金寶

香港，二零零三年三月二十日



審 慎 理 財

財務概述

財務表現

損益賬項目

港幣百萬元	二零零二年	二零零一年
提取撥備前之經營溢利	**12,089**	13,162
提取撥備後之經營溢利	**9,234**	5,750
除税前溢利	**8,068**	3,733
股東應佔溢利	**6,673**	2,768
每股盈利(港仙)	**63.11**	26.18
平均總資產回報率	**0.91%**	0.36%
平均股東資金回報率	**12.23%**	7.31%

本集團的股東應佔溢利由二零零一年的27.68億港元增長至二零零二年的66.73億港元。提取撥備前之經營溢利則下降10.73億港元或8.2%至120.89億港元。每股盈利為63.11港仙，較二零零一年上升141.1%。平均總資產回報率上升0.55個百分點至0.91%，而平均股東資金回報率亦由二零零一年的7.31%上升4.92個百分點至12.23%。

淨利息收入

港幣百萬元	二零零二年	二零零一年
淨利息收入	**13,942**	14,987
平均生息資產	**702,784**	768,525
淨息差	**1.85%**	1.67%
淨利息收益率	**1.98%**	1.95%

淨利息收入為139.42億港元，較二零零一年下降10.45億港元或7.0%。

淨息差上升18點子至1.85%，但由於無利息成本資金的收益貢獻減少15點子，抵銷了部份淨息差的增幅，故淨利息收益率僅上升3點子而為1.98%。息差改善的原因來自本集團年內採取了一系列優化資產負債結構的措施，包括：大幅減少與中國銀行的資金拆借，增加證券投資以提高回報，以及通過調整存款定價結構以降低資金成本。其他導致淨息差改善的因素還包括：即期存款、往來存款及儲蓄存款的增加及不履約貸款的減少。

但是，放款產品利率受到樓宇按揭競爭加劇、企業信貸需求疲弱及本集團調整放款組合等方面的制約而下調，在一定程度上削弱了淨息差的改善。

其他經營收入

港幣百萬元	二零零二年	二零零一年
其他經營收入	**4,172**	4,022
服務費及佣金淨收入	**2,948**	2,696
外滙業務之淨收益	**824**	816
投資物業之租金總收入	**279**	257
其他證券投資之淨(虧損)／盈利	**(61)**	108

其他經營收入上升1.50億港元或3.7%至41.72億港元，佔經營總收入的23.03%，高於二零零一年的21.16%。

服務費及佣金淨收入為29.48億港元，較二零零一年增長9.3%。淨收入增加的主要原因包括財富管理收入的增加、滙款業務手續費上升、銀團貸款業務錄得強勁增長，引入低餘額的港元儲蓄存戶收取服務費措施，以及服務費及佣金支出減少。

財富管理的收入增加主要來自銷售52億港元投資基金的佣金收入。信用卡發卡量及商戶收單業務量上升，亦帶動服務費及佣金淨收入的上升。

代客買賣股票業務量則隨著市場交易量的減少而下降，導致股票代理業務淨收入減少16.2%，抵銷了上述部分增幅。押滙相關的服務費和佣金收入亦減少了13.3%，但貿易融資業務從二零零二年下半年起已出現改善。

服務費及佣金支出減少，主要由於改變了樓宇按揭現金回贈支出的損益賬務分攤方法，使得現金回贈支出減少所致。

其他證券投資虧損包括1.45億港元按市值評估所錄得的未實現虧損，主要是受到證券信用孳息拉闊的影響。

經營支出

港幣百萬元	二零零二年	二零零一年
經營支出	**6,025**	5,847
員工薪酬支出	**3,578**	3,796
房產及設備支出（不包括折舊）	**803**	892
折舊費用	**632**	460
其他經營支出	**994**	676

經營支出增加1.78億港元或3.0%至60.25億港元。

員工薪酬支出減少2.18億港元或5.7%至35.78億港元，主要原因是人員優化配置措施令年內員工人數有所減少。在租金支出減少及業務操作有效整合的情況下，房產及設備支出下降0.89億港元或10.0%至8.03億港元。折舊費用受重組合併時以市場價格重估物業賬面值的影響而增加1.72億港元或37.4%至6.32億港元。其他經營支出增加3.18億港元或47.0%至9.94億港元，主要原因包括打銷若干逾期的應收賬款、專業顧問費用增加、支付董事及銀行責任賠償保險費用及拓展信用卡業務令支出上升等。二零零二年的成本對收入比率上升2.50個百分點至33.26%。

呆壞賬撥備

港幣百萬元	二零零二年	二零零一年
特別準備		
— 新提撥	**4,519**	10,649
— 撥回	**(582)**	(645)
— 收回已撇除賬項	**(904)**	(530)
	3,033	9,474
一般準備	**(178)**	(2,062)
支取損益賬淨額	**2,855**	7,412

呆壞賬撥備淨支出減少45.57億港元或61.5%至28.55億港元，佔客戶貸款平均餘額從二零零一年的2.2%下降至二零零二年的0.9%。由於風險管理機制不斷

改進，新提特別準備減少61.30億港元或57.6%至45.19億港元。而有效的催理措施令年內收回的呆賬由二零零一年的5.30億港元增加至本年的9.04億港元。

本集團為信用卡計提的呆壞賬撥備淨額則增加了1.89億港元或92.0%至3.95億港元，這主要受香港個人破產率持續高企的影響。二零零二年集團信用卡撇賬率為12.33%。

重估固定資產淨虧損

為全面反映自二零零二年四月重估物業後房地產價格下調的影響，本集團委託獨立測量行卓德國際物業顧問對本集團二零零二年十二月三十一日的物業組合市值進行重估，包括重估全部投資物業及部分自用房產。房產市值重估令本集團的房產重估儲備上升0.46億港元，並於二零零二年損益賬產生7.71億港元的重估虧損；而投資物業市值重估減值首先使投資物業重估儲備減少0.13億港元，其餘減值則形成二零零二年損益賬2.06億港元的重估虧損。

財務狀況

資產負債表

港幣百萬元	二零零二年	二零零一年
資產總額	**735,489**	766,140
銀行及其他金融機構存款及短期資金	**178,526**	254,877
證券投資	**190,232**	145,586
客戶貸款	**321,034**	323,038
固定資產	**20,212**	21,049
負債總額	**677,434**	712,904
客戶存款	**600,977**	606,428
發行之存款證	**-**	5,000

截至二零零二年十二月三十一日止，資產總額為7,354.89億港元，較二零零一年底減少306.51億港元或4.0%。

銀行及其他金融機構存款及短期資金減少763.51億港元或30.0%至1,785.26億港元。合併後，作為本地註冊法人，中銀香港按照香港金融管理局的指引建立了一套適合集團需要的全新的流動資金管理政策及機制。年內從中國銀行調回了546.35億港元的同業拆放資金。此外，根據我們的資產及負債管理策略，本集團亦減少了同業拆放及短期資金，將資金投向較高收益的證券。

證券投資餘額上升446.46億港元或30.7%至二零零二年底的1,902.32億港元。在證券投資組合中，美元及港元證券約佔83%，略低於二零零一年底的87%。證券組合中約99%擁有國際認可評級機構的投資評級。

客戶貸款總額減少20.04億港元或0.6%至二零零二年底的3,210.34億港元。二零零二年六月二十六日，中銀香港將賬面值為114.01億港元、已提特別準備26.79億港元的客戶貸款一次性出售予中國銀行開曼群島分行。若撇除出售貸款的因素，本集團的客戶貸款總額應錄得94.37億港元或3.0%增長。這體現了本集團致力開展銀團貸款及樓宇按揭策略的成效。年內銀團貸款及樓宇按揭貸款分別增長了5.5%及4.0%。

計入轉移風險的因素後，本集團貸予香港及中國內地以外其它地區客戶的貸款總額增加了73.22億港元或169%至二零零二年底的116.54億港元。

固定資產減少8.37億港元或4.0%至二零零二年底的202.12億港元，下跌的原因包括年內分別出售了5.72億港元的房產、房產及投資物業重估減值9.44億港元及折舊增加。另本年度本集團購入房產及投資物業9.12億港元，抵銷了上述部分跌幅。年內本集團出售的整幢物業包括國華銀行大廈、華僑商業銀行大廈及鹽業銀行大廈。

負債總額下降354.70億港元或5.0%至二零零二年底的6,774.34億港元，主要因為中國銀行提回410億港元的同業存款。

客戶存款下降54.51億港元或0.9%至二零零二年底的6,009.77億港元。即期存款及往來戶口增長15.2%，儲蓄存款亦增長10.9%，同期內，定期、短期及通知存款減少7.0%，抵銷了上述增幅，反映在低息環境下客戶傾向流動性較高的存款。本集團年內調整了存款定價結構，並實施了小額存戶收費政策。各項措施有效地控制了存款成本。

基於上述原因，貸存比率上升0.15個百分點至53.42%。

流動性及資本管理

港幣百萬元	**二零零二年**	二零零一年
股東資金	**56,941**	52,170
資本充足比率	**13.99%**	14.38%
平均流動資金比率	**41.17%**	39.88%

股東資金增加47.71億港元或9.1%至二零零二年底的569.41億港元。

本集團的綜合資本充足比率下跌0.39個百分點至13.99%，其中資本基礎上升2.5%，而風險資產則增加5.3%。資本基礎受到累積盈餘增加的帶動而上升，但其升幅又因受到年內派發之特別股息而有所減弱。風險資產的增加則主要受到或然負債及承擔的上升所帶動。

本集團維持充裕的資金流動性，平均流動資金比率為41.17%，高於二零零一年的39.88%。

資產質素

港幣百萬元	二零零二年	二零零一年
不履約貸款	**25,659**	35,512
佔客戶貸款總額之比率	**7.99%**	10.99%
特別準備覆蓋比率	**33.66%**	29.07%
總準備佔不履約貸款之比率	**58.51%**	48.19%

年內本集團的資產質素顯著改善。不履約貸款大幅減少98.53億港元或27.7%至二零零二年底的256.59億港元。故此，不履約貸款佔客戶貸款總額的比率由二零零一年底的10.99%下降至二零零二年底的7.99%。而特定分類貸款佔客戶貸款總額的比率則由二零零一年底的11.5%改善至二零零二年底的8.0%。

資產質素改善的主要原因包括：強化信貸風險管理機制，使新增不履約貸款減少；積極開展催理工作，包括催收現金及處理押品；積極核銷呆壞賬；以及採取出售貸款等措施。年內本集團通過催理共收回95.45億港元的特定分類貸款。

本集團採取穩健及保守的撥備政策，並遵照香港金融管理局的有關指引。年內集團審慎提高了工業及商業物業、土地及商舖的押品折扣率。

二零零二年底集團不履約貸款特別準備覆蓋比率由29.07%提高至33.66%，總準備佔不履約貸款之比率則由48.19%提高到58.51%。同時，特別準備金及押品佔特定分類貸款的覆蓋率由85.62%升至二零零二年底的90.08%。

中銀理財

股權寶

樓宇按揭

以客為尊

業務回顧



月供股票計劃
Monthly Stocks Savings Plan
股權寶
Equity Linked Deposit

二零零二年是本集團銳意改革、力爭發展的一個重要年頭。為爭取實現潛在的協同效益和將股東價值最大化，本集團繼續優化業務模式、經營策略和科技建設。

二零零二年是本集團銳意改革、力爭發展的一個重要年頭。重組合併後，我們的客戶基礎、分銷網絡及營運規模得以整合，使本集團成為本港第二大銀行集團。在困難的經營環境下，本集團仍繼續尋求新的業務發展機會。為爭取實現潛在的協同效益和將股東價值最大化，本集團繼續優化業務模式、經營策略和科技建設。

零售銀行業務

分行網絡優化

為提高服務質素及顯現成本效益，本集團持續進行分行網絡優化重整。在二零零二年，本集團在本港的分行總數已由二零零一年底的350家下降至319家。新建立的營銷文化預期可為未來發展帶來更多機會。本集團在年內重整了分行結構，使之朝向軸輻網絡佈局發展，啟動了"樣板分行試驗計劃"，分行類型包括"全功能分行"、"投資中心"、"個人理財中心"、"自助銀行中心"和"貴賓服務分行"等五大類。此試驗計劃預計於二零零三年初完成設計，並擬於年底前投入運作。

為提供更優質的客戶服務，本集團進一步擴大自助銀行網絡，覆蓋至本港更多的有利據點。至二零零二年十二月三十一日，在香港的自動櫃員機數目已增至435台。此外，集團客戶可在中國內地9個省50多個城市逾1,600台位置方便的自動櫃員機享用人民幣提現服務，更可在廣東省內指定的自動櫃員機提取港幣。

住宅樓宇按揭

本集團是在本港住宅樓宇按揭市場具主導地位的貸款機構之一，在二零零二年約佔本港新借出按揭貸款總額的17%[1]。本集團在年內鋭意為客戶開創按揭產品，擴闊服務範疇，包括"二手樓宇按揭"、"延遲還款按揭"及"定息按揭"等。至年底，本集團在本港的住宅樓宇按揭貸款[2]較去年底增長4.0%。

財富管理

本集團年內為了把握財富管理服務需求增加的商機，不斷加強開發產品的力度，推出了一系列投資理財產品，包括保證基金、零售債券、"股權寶"及"月供股票投資計劃"等。

本集團的零售債券及保證基金銷售總額逾80億港元，充分反映本集團擁有優質品牌和廣泛分行網絡的優勢。本集團在本年獨家代售的"中銀香港－中銀保誠澳元保證基金"，是本港首創以非美元作為結算貨幣的保證基金，廣受市場歡迎。

在二零零二年六月，本集團推出了將定期存款與本港上市股票期權掛鈎的"股權寶"。在低息環境下，該產品自推出以來，市場反應良好。

"期權寶"亦為本集團在二零零二年重點營銷的產品，業務量比二零零一年增長逾倍。

本集團年內組建了一支專業的專職理財顧問隊伍，為尊貴客戶提供優質服務，積極開拓這項具發展潛力的重點業務。自二零零二年十月起，本集團的客戶服務中心為客戶提供24小時服務。

信用卡

信用卡業務在二零零二年持續增長。至二零零二年十二月三十一日，信用卡發卡量與卡戶消費總額均錄得雙位數字增長。二零零二年的卡戶應收賬款總額亦較去年上升3.8%，表現優於同業平均的負增長水平。

我們一如既往，致力開創新服務範疇，以緊貼不斷變化的市場環境。年內成功推出全新品牌的"y not"卡，是一張專為現代女士度身訂造的信用卡，推出至今，深受女士愛戴。


BANK OF CHINA
BANK OF CHINA
BANK OF CHINA

1 本集團在二零零二年佔本港新借出按揭貸款之市場份額，是在截至二零零二年十二月三十一日止之年度，本集團新借出按揭貸款總額佔本港認可金融機構新借出按揭貸款總額(根據香港金融管理局的住宅按揭統計調查)之比率。

2 以在本港使用之貸款計，住宅樓宇按揭貸款不計及"居者有其屋計劃"、"私人參建居屋計劃"和"租者置其屋計劃"下的按揭貸款。

"長城國際卡"是本集團另一重點產品，尤其適合經常出國經商或旅遊消費的中國內地客戶。其發卡量及卡戶消費總額年內分別大幅增長達104.7%及107.2%。另外，本集團二零零零年成功引進本港市場的"長城人民幣卡"，是市場首張以人民幣為交易及清算貨幣的信用卡，為經常穿梭內地和香港兩地的客戶提供更方便、更貼身的服務。"長城人民幣卡"的發卡量在二零零二年內增長達3倍多。


y not
2288 2288 2288
MasterCard

商戶收單業務是本集團的業務重點之一。香港地區商戶收單業務量增長3.4%。此外，本集團在內地商戶收單業務上繼續處於領先地位，本年業務量增長19.8%。

中銀信用卡公司在激烈的市場競爭中，贏取了VISA國際二零零一／二零零二年度香港區最高卡戶簽賬額增長的金獎、香港區最高商戶簽賬額的銅獎、香港區最佳監控詐騙的發卡銀行、香港及澳門VISA驗證傑出成就獎，以及由萬事達國際頒發的二零零二年度香港區商務卡消費額最高市場大獎。

在二零零二年，信用卡業界的撇賬情況仍受本港經濟不景氣及個人破產個案飆升所衝擊。至二零零二年底，本集團的撇賬比率為12.33%，略低於市場平均水平。本集團將繼續檢討及調整信貸政策，以確保控制資產質素。

企業銀行業務

銀團貸款

在銀團貸款業務上，本集團憑藉廣泛的客戶基礎，由以往主要擔任參與行轉變為牽頭安排行的角色。銀團貸款業務因而取得擴展，與此相關的非利息收入亦顯著增加。根據市場刊物《基點》統計，按交易宗數或貸款金額計算，本集團本年在香港的銀團貸款牽頭安排行排名榜上均位居前列。

中小企業貸款及貿易融資

本集團關注中小企業的融資需要，參與推行由香港政府作出部份擔保的"中小企業營運設備及器材信貸保證計劃"。

為增強押滙服務，本集團為企業客戶推出了新的應收賬款融資保理服務。

現金管理

二零零二年八月，本集團推出了以企業客戶為銷售對象的債券買賣服務。與此同時，本集團進一步擴展企業債券包銷業務，在本年內成功為數宗大型企業和金融機構發行的債券進行包銷。



內地分行及中國相關業務

中國內地相關業務將會是本集團未來增長的一股重要動力。

內地分行

本集團在中國內地共有十四家分、支行，遍佈各重點城市如北京、上海、大連、青島、福州、廈門、廣州、汕頭、深圳和海口。其中十二家內地分、支行已正式獲准經營全面的外滙業務，為各類客戶包括內地居民及企業提供外幣銀行服務。此外，本集團亦有五家內地分行合資格經營部份人民幣業務，為外籍人士及外資企業提供人民幣銀行服務。

為配合內地業務的日益發展，本集團的"內地分行業務部"在二零零二年十一月重組為"中國業務總部"，相信可助進一步優化我們在兩地的客戶服務和更好地捕捉內地的商機。

在內地樓宇按揭業務方面，我們的目標是向客戶提供"任何分行(中銀香港／中國銀行)、任何幣種(人民幣／港幣)、任何地方(香港／中國

金融機構業務

本集團年內繼續在各方面加強與本地及國際金融機構的聯繫。本集團亦成立了一支專職的外勤隊伍，向非銀行金融機構提供切合其需要的銀行服務。本集團在中國內地和香港舉辦了多次業務座談會，成功爭取與多家內地同業建立了新的業務往來關係。

資金業務

本集團藉著合併帶來的廣泛客戶基礎和分銷網絡，策略性地採用新的資金業務經營模式，並且成立了客戶服務小組，在新的產品及服務範疇上，為主要客戶提供專業支援。在科技配套設施方面，本集團建立了以客戶為導向的資金交易平台。資金業務客戶數量從而錄得明顯增長。與此同時，本集團為配合增加與中國內地相關的產品及服務，積極吸納內地金融機構的存款。

鑑於大型企業籌集資金的需求上升，本集團積極參與本地一級債券市場。本集團亦擔任香港按揭證券有限公司、香港機場管理局和地鐵有限公司發行債券項目的市場莊家之一。

內地）還款"的服務。在二零零二年，本集團與中國銀行深圳分行合作推出"內地樓按自動供款服務"，旨在方便已在內地購置物業的本港居民。透過此項服務，客戶可直接從香港指定的本集團賬戶滙款至其他辦理內地樓宇按揭業務的中銀香港內地分行或中國銀行分行。本集團本年成功爭取了廣東省多個優質住宅樓盤的按揭業務，並為在廣東省置業的按揭客戶推出了一項新的代客領取權屬文件服務。透過此項服務，當客戶悉數清還按揭貸款後，可以選擇在香港取回其在廣東省的房產證明文件。

二零零二年八月，本集團在遵循中國出口退稅政策的基礎上，推出了一項新的企業融資產品——"出口退稅貸款辦法"，以協助企業客戶紓緩因出口退稅款項未能及時到賬而引起的短期流動資金緊絀壓力。

結算業務

為提升票據結算效率和減低運作成本，本集團在中國內地和香港的結算業務上作出多項推進。在深港港幣票據單向聯合結算業務的基礎上，本集團於二零零二年五月及六月分別與國家外滙管理局深圳市分局及廣東省分局簽訂了業務協議，並且與深圳市金融電子結算中心及廣州市銀行電子結算中心簽訂了服務協議，成為粵港及深港港幣票據雙向聯合結算業務的代理行，開展有關業務。

本集團在二零零二年六月獲委任為深港港幣實時支付結算系統聯網項目在本港的代理行，該項目於同年十二月成功啟動，為深、港兩地提供即時、安全且低成本的港幣跨境電子結算渠道，標誌著中國內地與香港資金結算服務進入了一個新階段。

與中國銀行合作

本集團繼續透過與中國銀行合作，在中國內地尋找發展機會。

在二零零二年，本集團與中國銀行上海分行簽訂了一份業務合作備忘錄，預期可藉此開拓財富管理業務；同時，透過優越客戶相互推薦計劃，向上海的優質客戶提供各項財富管理服務。

二零零二年十月，本集團與中國銀行達成了"結算業務合作協議"，擴大雙方在某些貿易融資服務上的合作。此外，本集團與中國銀行簽訂了"兩地運送及購買外幣現鈔協議"，有關服務已正式推出。

隨著本港與內地的經濟和商業聯繫日益頻繁，本集團利用獨特的競爭優勢，提供全方位、多渠道的跨境金融服務，並且深信與中國銀行的合作相輔相成，互惠互利。


中國銀行(香港)
BANK OF CHINA (HONG KONG)
中銀香港助您開啟中國之門

資訊科技

本集團相信，先進的資訊科技基建設備是各項業務運作的基幹，故成立了"資訊科技委員會"，監察各項資訊科技發展計劃。為配合未來業務發展，本集團制訂了資訊科技發展藍圖。

年內，本集團展開了多個重點項目，並且對一些系統進行了具體改進，重點項目包括：

- 本集團已開始建立一套先進的"客戶關係管理系統"，並將於未來數年分階段投入運作，屆時將有助增強交叉銷售效率和提升產品開發能力；
- 本集團現正構建一套"企業級數據倉庫系統"，改善有關系統的效能；
- 制訂內地分行資訊科技改造計劃；
- 完成網上銀行系統的開發。

後勤營運

後勤營運為本集團各項業務運作提供必要的支援。本集團透過精簡工作流程及提升電腦系統功能，提高了營運效率。

本集團在年內逐步建立一個多元化的金融產品結算平台，優化電腦網絡佈局，並建立"電子化報表系統"以減少列印報表開支。

為提高信貸審批及貸款處理程序的效率，本集團計劃於二零零三年分階段推行"電子授信審批流程系統"。

本集團已正式啟動籌建"文件影像化系統"平台計劃及推出"資料處理集中化項目"，藉以加強數據收集及處理流程自動化，提昇整體營運效益。

員工人數

截至二零零二年十二月底，本集團連同屬下所有附屬機構的員工人數為13,439人，較上年底減少284人。其中，中銀香港、南商、集友和中銀信用卡公司的員工人數為13,191人，比上年底減少237人。



企業資訊

董事會

董事長	劉明康
副董事長	孫昌基 劉金寶
董事	平岳 華慶山 李早航 和廣北 周載群 張燕玲 賈培源* 馮國經* 單偉建* 董建成*

** 獨立非執行董事*

高級顧問	梁定邦

高層管理人員

總裁	劉金寶
副總裁	朱赤 丁燕生 柯文雅 林炎南
首席財務官	羅文華
風險管理總監	毛小威
公司秘書	楊志威

註冊地址

香港花園道1號中銀大廈52樓

核數師

羅兵咸永道會計師事務所

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心19樓
1901至5室

美國預託股份託管銀行

花旗銀行(Citibank, N.A.)
111 Wall Street
New York, NY 10005
United States of America

網址

www.bochkholdings.com


建構未來

董事會及高層管理人員簡介

董事



劉明康先生，董事長

56歲，為本公司及中銀香港董事長。劉先生自二零零零年二月起擔任中國銀行董事長兼行長，亦為中銀(BVI)及中銀香港(集團)董事。劉先生擔任本公司及中銀香港董事會風險管理委員會主席。劉先生在銀行業積逾二十年經驗，彼為中銀國際主席，亦為國際金融協會副主席(該協會為一全球之金融機構協會)。自一九九九年七月至二零零零年六月，劉先生出任中國光大集團有限公司董事長。自一九九八年四月至一九九九年七月，劉先生擔任中國人民銀行副行長及中國貨幣政策委員會副主席。一九九四年一月至一九九八年四月，劉先生出任中國國家開發銀行副行長。劉先生於一九七九年至一九九三年期間擔任中國銀行多個職位，並於一九九三年至一九九四年出任福建省副省長及省政府秘書長。劉先生分別於一九八七年及二零零零年獲英國倫敦城市大學頒發工商管理碩士學位及理學博士榮譽學位。



孫昌基先生，副董事長

60歲，為本公司及中銀香港副董事長。孫先生自二零零零年十一月起擔任中國銀行副董事長，並自一九九九年一月起出任中國銀行副行長。孫先生亦為中銀(BVI)及中銀香港(集團)董事。孫先生擔任本公司及中銀香港董事會薪酬委員會主席。孫先生是一名高級工程師。自一九九九年九月至二零零一年八月，孫先生同時擔任東方資產管理公司總裁。自一九九八年四月至一九九九年一月，孫先生出任中國國家機械工業局常務副局長；自一九九三年四月至一九九八年四月，彼擔任中國國家機械工業部副部長。自一九九一年至一九九三年，孫先生出任國家機械工業部生產司副司長。孫先生於一九六六年在清華大學畢業，取得學士學位。



劉金寶博士，副董事長兼總裁

50歲，為本公司及中銀香港副董事長兼總裁，負責中銀香港整體業務及營運。劉博士亦為南商董事長。劉博士自一九九六年三月起，任中國銀行董事，並自一九九八年十二月起，任中國銀行副董事長。劉博士是本公司及中銀香港董事會風險管理委員會成員。劉博士於銀行業積累二十七年經驗。彼於一九七六年八月開展其於中國銀行之事業；於一九九四年，劉博士成為中國銀行上海分行總經理；於一九九七年八月，劉博士獲委任為中國銀行港澳管理處常務副主任；繼而於一九九九年二月晉升為主任；自一九九七年八月起，劉博士出任中國銀行香港分行總經理。劉博士為香港交易及結算所有限公司、香港銀行同業結算有限公司、香港印鈔有限公司、及上海商業銀行有限公司之非執行董事。劉博士為香港政府轄下外滙基金諮詢委員會、土地基金諮詢委員會及策略發展委員會委員。劉博士以中銀香港委任代表身份出任香港銀行公會委員會委員，並於一九九九年及二零零二年擔任主席。彼亦為香港中國企業協會會長。劉博士於一九七六年在北京對外經濟貿易大學畢業，取得學士學位，並於一九九九年取得上海社會科學院博士學位。



平岳先生，非執行董事

60歲，為本公司及中銀香港非執行董事。平先生自一九九五年起兼任中國銀行董事會常務董事。彼亦為本公司及中銀香港董事會稽核委員會成員。平先生是一名高級經濟師，於銀行業積逾十八年經驗。平先生於一九六六年在蘭州大學畢業，取得學士學位。



華慶山先生，非執行董事

50歲，為本公司及中銀香港非執行董事。華先生亦為中國銀行副行長、本公司及中銀香港董事會風險管理委員會成員及中銀信用卡公司董事長。華先生自一九九四年六月至一九九八年十二月，出任中國銀行行長助理。華先生於一九八四年在北京大學畢業，取得學士學位，並於一九九六年在湖南大學取得碩士學位。



李早航先生，非執行董事

47歲，為本公司及中銀香港非執行董事。李先生亦為中國銀行副行長、本公司及中銀香港董事會薪酬委員會成員及中銀投資董事長。李先生於銀行業積逾二十年經驗。由一九九零年八月至二零零零年十一月期間，李先生曾擔任中國建設銀行總經理及副行長。李先生於一九七八年在南京氣象學院畢業，取得學士學位。



和廣北先生，非執行董事

48歲，為本公司及中銀香港非執行董事。和先生亦為中國銀行副行長、本公司及中銀香港董事會稽核委員會成員、集友董事長及中銀國際董事。和先生於銀行業積逾二十年經驗。由一九九八年十一月至二零零零年十一月期間，和先生曾任職中國銀行行長助理，又於一九九六年一月至一九九八年十一月期間擔任中國銀行資金部總經理。和先生於一九七九年在北京第二外語學院畢業，取得學士學位，並於一九八五年在美國德克薩斯州州立大學取得國際管理學碩士學位。



周載群先生，非執行董事

50歲，為本公司及中銀香港非執行董事。周先生亦為中國銀行副行長、本公司及中銀香港董事會稽核委員會成員。周先生於銀行業擁有逾二十年經驗。自一九九九年十二月至二零零零年十一月，周先生曾出任中國工商銀行("工行")北京市分行總經理，並於一九九七年一月至一九九九年十二月期間，出任工行規劃及財務部總經理。周先生於一九九六年在東北財經學院取得碩士學位。



張燕玲女士，非執行董事

51歲，為本公司及中銀香港非執行董事。張女士亦為中國銀行副行長、本公司及中銀香港董事會風險管理委員會成員。張女士於銀行業積逾二十年經驗。自二零零零年三月至二零零零年十月，張女士擔任中國銀行米蘭分行總經理。張女士於一九九七年四月至二零零零年三月期間，出任中國銀行營業部總經理。張女士於一九七七年在遼寧大學畢業，取得學士學位，並於一九九九年在武漢大學取得碩士學位。



賈培源先生，獨立非執行董事

64歲，為本公司及中銀香港獨立非執行董事。賈先生亦為本公司及中銀香港董事會稽核委員會及風險管理委員會成員。賈先生於一九九六年退休前，一直出任花旗集團及花旗銀行之副主席及董事。賈先生為美國國際集團及柏克斯特國際公司之獨立非執行董事及Mt. Sinai-NYU Medical Centre之受託人。賈先生曾擔任賓夕凡尼亞大學沃頓研究生院執行委員會委員，現為賓夕凡尼亞大學SEI Centre for Advanced Studies in Management高級研究員。賈先生曾擔任CNH Global NV董事。賈先生於一九六一年在台灣東海大學取得經濟學學士學位，並於一九六五年在賓夕凡尼亞大學沃頓研究生院取得工商管理碩士學位。



馮國經博士，獨立非執行董事

57歲，為本公司及中銀香港獨立非執行董事。馮博士亦為本公司及中銀香港董事會稽核委員會及薪酬委員會成員。馮博士為利豐集團、香港機場管理局及香港大學校務委員會主席。彼亦為電訊盈科有限公司、嘉里建設有限公司、東方海外(國際)有限公司、新鴻基地產發展有限公司、道亨銀行集團有限公司及DBS廣安銀行有限公司之獨立非執行董事。馮博士於麻省理工學院取得電機工程學士及碩士學位，並於哈佛大學取得商業經濟博士學位。



單偉建先生，獨立非執行董事

49歲，為本公司及中銀香港獨立非執行董事。單先生亦為本公司及中銀香港董事會稽核委員會主席及薪酬委員會成員。單先生現任美國新橋投資有限公司董事總經理，且為多家公司之董事，包括韓國第一銀行、寶山鋼鐵股份有限公司及台泥國際集團有限公司。單先生曾為JP摩根銀行之董事總經理、賓夕凡尼亞大學沃頓商學院教授及華盛頓世界銀行之投資管理人員。單先生於一九七九年畢業於北京對外貿易學院，主修英語。單先生於一九八一年取得三藩市大學工商管理碩士學位，並分別於一九八四年及一九八七年取得加州大學(柏克萊)經濟學文學碩士學位及工商管理博士學位。



董建成先生，獨立非執行董事

60歲，為本公司及中銀香港獨立非執行董事。董先生亦為本公司及中銀香港董事會稽核委員會及薪酬委員會成員，並為東方海外(國際)有限公司主席兼行政總裁。董先生曾於一九九三年至一九九五年間擔任香港船東會主席，於一九九九年至二零零一年間擔任香港總商會主席。彼亦為多家公司之獨立非執行董事，包括浙江滬杭甬高速公路股份有限公司、中國石油天然氣股份有限公司、浙江第一銀行有限公司及泛華集團。彼亦為國泰航空公司之獨立非常務董事。董先生是香港港口及海事發展局成員。董先生現為香港美國協會及海上教育學院基金主席、香港理工大學顧問委員會主席及校董會成員，以及美國匹茲堡大學國際學術中心及喬治城大學外交事務學校校董。董先生於英國利物浦大學接受教育，並於一九六四年取得理學學士學位，其後於一九六六年在麻省理工學院取得機械工程碩士學位。

董事會高級顧問



梁定邦先生，高級顧問

56歲，為本公司及中銀香港董事會高級顧問，屬非執行職位。梁先生自一九九八年九月起一直出任中國證券監督管理委員會首席顧問。彼由一九九五年至一九九八年任香港證券及期貨事務監察委員會主席，並由一九九六年至一九九八年任國際證券委員會組織技術委員會主席。由一九九一年至一九九四年，梁先生為香港聯合交易所理事會及其上市委員會委員。彼於一九九零年四月獲頒授御用大律師(現改為資深大律師)之專業資格。梁先生自一九九零年至一九九一年間於哈佛法律學院作客座學者，彼並為美國哈佛法律學院二零零一／二零零二學年春季學期之執業客座教授。

其他高層管理人員



朱赤先生，副總裁

48歲，為本集團副總裁，負責業務規劃及財務策略業務單位。朱先生於銀行業積逾二十年經驗。自一九九八年六月至二零零一年四月，任中國銀行澳門分行總經理，並自一九九八年六月至二零零一年九月，任中國銀行港澳管理處副主任。朱先生由一九九六年三月起連續六年擔任中國銀行董事，並於一九八二年至一九九八年期間，在中國銀行擔任不同職位。朱先生於一九九二年十月，出任中國銀行綜合計劃部副總經理，其後於一九九五年三月獲提升為中國銀行行長辦公室總經理。於二零零一年八月，朱先生獲委任為香港公益金董事。朱先生畢業於中國人民大學，獲經濟學學士學位。



丁燕生先生，副總裁

49歲，為本集團副總裁，負責業務支援服務策略業務單位，亦為中銀香港人力資源部總經理。丁先生於銀行業積逾八年經驗。自二零零一年四月至二零零一年九月，丁先生出任中國銀行港澳管理處人事部總經理；於一九九六年三月至二零零一年四月期間，曾先後擔任中國銀行人力資源部副總經理及總經理，並於二零零零年八月至二零零一年八月期間兼任中銀國際董事。丁先生於北京中央財經大學取得學士學位，及後於中歐國際工商學院取得工商管理碩士學位。



柯文雅先生，副總裁

53歲，為本集團副總裁，負責企業銀行及資金策略業務單位，亦為中銀香港企業銀行及金融機構部總經理。柯先生於銀行業積逾三十年經驗。自二零零一年二月，柯先生出任中國銀行香港分行第一副總經理。一九八八年二月至二零零一年一月期間，柯先生任職中國銀行香港分行副總經理。柯先生為香港銀行學會及英國金融服務學會會士。柯先生在香港理工學院完成商業學系高級證書課程，並於英國華威大學取得工商管理碩士學位。



林炎南先生，副總裁

50歲，為本集團副總裁，負責零售銀行策略業務單位，同時亦為中銀香港零售銀行部總經理。林先生自二零零三年一月起，任中銀國際非執行董事。林先生積逾二十年銀行經驗。於一九八九年八月至一九九八年八月期間，林先生曾出任廣東省銀行香港分行副總經理；並於一九九八年十一月至一九九九年十二月期間，出任中國銀行香港分行副總經理；自二零零零年一月至二零零一年九月，擔任浙江興業銀行香港分行代理總經理。林先生畢業於香港中文大學，取得工商管理學士及碩士學位。



羅文華先生，首席財務官

51歲，為本集團首席財務官，亦為中銀香港財務部總經理。羅先生於銀行業積逾二十年經驗。羅先生現為南商董事及上海商業銀行有限公司替任董事。自一九九二年三月至二零零一年九月期間，羅先生曾任南商副總經理。羅先生畢業於香港中文大學，獲工商管理學士學位，並獲英國布魯爾大學頒發工商管理碩士學位、香港城市理工學院頒發銀行及財務學深造文憑、香港城市大學頒發財務學理學碩士學位及澳洲蒙納許大學頒發商業（會計）碩士學位。彼亦為澳洲認可管理會計師學會及香港電腦學會會員。



毛小威先生，風險管理總監

50歲，為本集團風險管理總監及中銀香港風險管理部總經理，亦為本公司及中銀香港董事會風險管理委員會成員。毛先生於銀行業積逾十八年經驗，現任南商董事及集友董事。毛先生曾於一九九九年三月至二零零一年九月期間，擔任中國銀行港澳管理處業務部總經理，並由二零零零年一月至二零零一年九月期間，擔任香港中銀集團重組辦公室主任。自一九九六年起，毛先生歷任中國銀行多個高級管理職位：一九九八年六月至一九九九年三月期間，毛先生任中國銀行資產負債管理部總經理；一九九六年一月至一九九八年六月期間，任中國銀行發展規劃部總經理。毛先生畢業於北京經濟學院，主修經濟學，並獲中國社會科學院研究生院頒發經濟學碩士學位。



楊志威先生，公司秘書

48歲，為本公司公司秘書兼投資者關係主管。楊先生於企業及商業法方面執業逾十年。楊先生於二零零一年十月一日加入本公司前，曾任中國光大控股有限公司法律顧問兼董事，以及胡關李羅律師行合夥人。楊先生亦曾在香港證券及期貨事務監察委員會任職，並為香港總商會法律委員會成員。楊先生於香港大學接受教育，取得社會科學學士學位。其後於英國法律學院畢業，再取得加拿大西安大略大學法律學士學位及該大學之Richard Ivey School of Business工商管理碩士。


香港(控股)有限公司

董事報告

董事會報告

董事會同仁謹此提呈中銀香港(控股)有限公司(下稱"本公司")及其附屬公司(連同本公司統稱"本集團")截至二零零二年十二月三十一日止之董事會報告及經審核之綜合賬目。

主要業務

本集團之主要業務為提供銀行及相關之金融服務。本集團於本年度按業務分類的經營狀況分析詳情載於賬目附註40。

業績及分配

本集團在本年度之業績載於第63頁之綜合損益賬。

於二零零二年六月二十八日,本公司股東通過於二零零二年一月一日起至二零零二年六月十八日止期間的特別股息為每股0.0366港元(並無計及二零零二年七月十日的股份合併)或每股0.183港元(經計及該股份合併)。此項特別股息的總金額為19.35億港元,並以經營業務得來之現金支付。

董事會建議派發末期股息每股0.215港元,股息總額約22.73億港元,惟必須待股東於二零零三年五月二十九日(星期四)舉行之股東週年大會上批准後方可作實。如獲批准,是項末期股息將會於二零零三年五月三十日(星期五)派發予於二零零三年五月十六日(星期五)名列本公司股東名冊之股東。

暫停辦理股份過戶登記

本公司將由二零零三年五月二日(星期五)至五月十六日(星期五)(首尾兩天包括在內),暫停辦理股份過戶登記手續,以確定有權收取末期股息的股東名單。股東如欲收取末期股息,須於二零零三年四月三十日(星期三)下午四時正前,將股票連同股份過戶文件一併送交本公司股份過戶登記處香港中央證券登記有限公司,地址是香港皇后大道東183號合和中心19樓1901-5室,辦妥過戶登記手續。

儲備

本集團儲備詳情載於賬目附註33。

捐款

本集團於年內之慈善及其他捐款總額為5,625,000港元(二零零一年：372,000港元)。

固定資產

本集團之固定資產變動詳情載於賬目附註26。

股本

本集團之股本變動詳情載於賬目附註32。

可供分派儲備

按照香港公司條例第79B條，本公司於二零零二年十二月三十一日的可分派儲備約為2,583,000,000港元(二零零一年：無)。

四年財務摘要

本集團過去四個財政年度之業績、資產及負債(為二零零二年七月二十五日本公司上市所需之最早年度業績記錄)之摘要載於第2頁。

購買、出售或贖回本公司股份

於本年度內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何股份。

認股權

根據本公司全體股東於二零零二年七月十日通過的書面決議案，本公司批准及採納二零零二年認股權計劃及二零零二年股份儲蓄計劃。本公司在聯交所上市時曾向聯交所承諾，本公司不會在未取得聯交所同意前，於上市後六個月內(即截至二零零三年一月二十五日止)授出或同意授出任何認股權。有鑑於此，於截至二零零二年十二月三十一日止之年度內，本公司並未根據二零零二年認股權計劃或二零零二年股份儲蓄計劃授出任何認股權。

認股權(續)

以下列出根據上市規則規定而披露的關於二零零二年認股權計劃及二零零二年股份儲蓄計劃的摘要：

	二零零二年認股權計劃	二零零二年股份儲蓄計劃
認股權計劃之目的：	二零零二年認股權計劃旨在向參與者提供購買本公司股份權益之機會，以吸引及挽留最優秀之員工，鼓勵及促使參與者努力提升本公司之價值及股份之價值，容許彼等參與本公司之發展，以及將本公司股東及參與者之利益掛鈎。	二零零二年股份儲蓄計劃旨在鼓勵僱員認購股份，以提高僱員對股價之注意力及加強僱員對股價表現之參與感，為僱員提供積聚資產之機會，以及將全體僱員與本公司股東之利益掛鈎。
認股權計劃之參與者：	在符合適用法例之前提下，參與者包括本集團之全職或兼職僱員、行政人員或高級職員，本集團之執行董事或非執行董事、或身為本集團任何委員會成員之中國銀行或其任何附屬公司之全職或兼職僱員、行政人員、高級職員或董事。	於受邀之日並未獲授二零零二年認股權計劃項下任何認股權，並符合董事會不時訂定之服務年資(如有)之本集團僱員、行政人員、高級職員或董事。
根據認股權計劃可予發行之股份總數，及其於二零零二年十二月三十一日佔本公司已發行股本之百分比：	根據二零零二年認股權計劃、二零零二年股份儲蓄計劃，及本集團任何成員公司之其他認股權計劃或以儲蓄為基礎之認股權計劃("其他計劃")可授予之最高股份總數不得超過本公司於二零零二年七月十日已發行股份之10%，即1,057,278,026股股份。	與二零零二年認股權計劃相同。
認股權計劃中每名參與者可獲授權益上限：	根據二零零二年認股權計劃及其他計劃已授予或將授予任何一位參與者之認股權(包括已行使、已取消或尚未行使之認股權)行使以後已發行或將發行之股份總數，不得在授出日期前之任何12個月期間(包括授出日期在內)超過當時已發行股份之1%。	根據認股權可供認購之最高股份數目相等於，按參與者於到期日(定義見下文)所約定之供款額及相應利息之總和，以行使價可認購之最高股份數目(捨至最接近之整數)。然而，根據二零零二年股份儲蓄計劃及其他計劃已授予或將授予任何一位參與者之認股權(包括已行使、已取消或尚未行使之認股權)行使以後已發行或將發行之股份總數，不得在授出日期前之任何12個月期間(包括授出日期在內)超過當時已發行股份之1%。每名參與者之每月供款不得少於該參與者於申請日之月薪之1%亦不得多於其10%。
可根據認股權認購股份之期限：	由董事會規定並列於要約函內之期限。	緊接授出日期或董事會決定之其他日期起計首個及第二個週年日後之30日期間(不包括首個及第二個週年日)，或緊接授出日期或董事會決定之其他日期起計第三個週年日("到期日")後之30日期間，或董事會決定之任何其他期間。
認股權行使前必須持有之最短期限：	由董事會規定並列於有關要約函內之最短期限。	1年。
(a) 參與者接受認股權時須支付之金額：	(a) 1.00港元。	(a) 1.00港元。
(b) 付款或通知付款之期限：	(b) 參與者必須於要約函內列明之有效接受期限內(該期限不得少於發出要約函後7日)向本公司付款，或向本公司作出付款承諾。	(b) 參與者必須於邀請函內列明之限期前向本公司付款或向本公司作出付款承諾。
(c) 償還申請認股權貸款之期限：	(c) 不適用。	(c) 不適用。
行使價之釐定基準：	行使價將由董事會於授出認股權當日按下列基準(不少於以下之最高者)而釐定： (a) 本公司股份之面值； (b) 於授出日(該日必須是營業日)聯交所每日報價表上之本公司股份收市價；及 (c) 授出日前五個營業日內，聯交所每日報價表上之本公司股份平均收市價。	與二零零二年認股權計劃相同。
認股權計劃尚餘之有效期：	二零零二年認股權計劃之有效期為本公司股份在聯交所買賣首日(即二零零二年七月二十五日)起計十年。	二零零二年股份儲蓄計劃之有效期為自本公司股東批准及採納該計劃之日(即二零零二年七月十日)起計十年。

關於中銀(BVI)根據上市前認股權計劃就本公司股份授出的認股權，請參照"董事及總裁認購股份之權利"。

董事

本公司現任董事載列於第29頁。

除劉明康先生及孫昌基先生乃於二零零一年九月十七日獲委任為董事外，其他人士皆於二零零二年六月十七日獲委任為董事。

根據本公司組織章程細則第98條的規定，除董事長、副董事長及總裁外，各董事須在週年大會上輪值告退，並可膺選連任。據此，李早航先生、和廣北先生及單偉建先生將於即將舉行的股東週年大會上輪值告退，並願膺選連任。

董事與高層管理人員簡介

董事與高層管理人員簡介載於第31頁至第37頁。

董事之服務合約

所有在即將舉行的股東週年大會上膺選連任的董事，均未與本公司或其任何附屬公司訂立任何在一年內不能終止，或除正常法定補償外還須支付任何補償方可終止的服務合約。

董事於重大合約之權益

於本年度內，本公司、其控股公司、附屬公司或各同系附屬公司概無就本集團業務訂立任何重大、而任何董事直接或間接擁有重大權益的合約。

董事及總裁認購股份之權利

於二零零二年七月五日，本公司直接控股公司中銀(BVI)根據上市前認股權計劃向下列董事及總裁授予認股權，彼等可據此向中銀(BVI)購入合共13,737,000本公司現有已發行股份，行使價為每股8.50港元。該等認股權股份佔本公司於授出有關認股權之日及於二零零二年十二月三十一日的已發行股本約0.13%。上述認股權自二零零二年七月二十五日起一年內不得行使。該等認股權股份自二零零二年七月二十五日起的四年內歸屬，該等認股權的25%股份數目將於每年年底歸屬，有效行使期為十年。於二零零二年七月二十五日(即本公司股份開始在聯交所買賣之日)或之後，不會再根據上市前認股權計劃授出任何認股權。

董事及總裁認購股份之權利(續)

以下列出有關向董事及總裁授予認股權的詳情：

	授出日期	每股行使價(港元)	行使期限	認股權數量 於二零零二年一月一日	於二零零二年七月五日授出之認股權	年內已行使之認股權	年內已作廢之認股權	於二零零二年十二月三十一日
劉明康	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,735,200	-	-	1,735,200
孫昌基	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,590,600	-	-	1,590,600
劉金寶	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,735,200	-	-	1,735,200
平岳	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
華慶山	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
李早航	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
和廣北	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
周載群	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
張燕玲	二零零二年七月五日	8.50	二零零三年七月二十五日至二零一二年七月四日	-	1,446,000	-	-	1,446,000
總數：				**-**	**13,737,000**	**-**	**-**	**13,737,000**

除上文披露外，在本年度任何時間內，本公司、其控股公司、附屬公司或各同系附屬公司概無訂立任何安排，使董事或總裁可藉購買本公司或任何其他法人團體之股份或債券而獲益。

董事及總裁於股份中之權益

於二零零二年十二月三十一日，董事或總裁或彼等各自的聯繫人士概無擁有本公司或本公司任何相聯法團(按披露權益條例的定義)的股份而需根據披露權益條例第29條規定必須記入本公司股東權益登記冊內的權益，或根據上市公司董事進行證券交易的標準守則規定必須立即通知本公司及聯交所的權益。

董事在與集團構成競爭之業務所佔之權益

除獨立非執行董事外，所有董事會成員亦同時是本公司最終控股公司中國銀行董事會之成員。中國銀行是一家中國內地的國有商業銀行，透過其分佈全球的聯繫公司提供全面的商業銀行及其他金融服務。本集團若干業務與中國銀行及其聯繫公司的業務重疊及／或互相補足。就本集團與中國銀行及其聯繫公司的競爭而言，董事會相信憑藉良好的公司治理，加上獨立非執行董事的參與，本集團的利益將獲得足夠的保障。

除上述披露外，並無任何董事在與本集團直接或間接構成或可能構成競爭的業務中持有任何權益。

主要股東

於二零零二年十二月三十一日，本公司根據披露權益條例第16(1)條規定備存的主要股東權益登記冊，顯示下列股東持有本公司已發行股本10%或以上的權益：

股東名稱	實益持有股份數目	佔已發行股本的百分比
中國銀行	8,136,861,766(附註1)	76.96%
中銀香港(集團)	8,118,861,766	76.79%
中銀(BVI)(附註2)	8,118,861,766	76.79%
華僑(附註3)	1,379,575,062	13.05%

附註：
1. *所示的股份數目，已包括中銀保險及中銀人壽(兩者均為中國銀行的全資附屬公司)兩者實益持有的18,000,000股本公司股份。*
2. *中銀(BVI)為中銀香港(集團)的全資附屬公司，而中銀香港(集團)則為中國銀行的全資附屬公司。因此，根據披露權益條例，中銀香港(集團)與中國銀行被視為於本公司股本中擁有與中銀(BVI)相同的股本權益。*
3. *中銀(BVI)實益擁有華僑93.64%的股權。因此，根據披露權益條例，中銀(BVI)被視為於本公司股本中擁有與華僑相同的股本權益。*

管理合約

本年度內，本公司並無就整體或任何重要業務的管理和行政工作簽訂或存有任何合約。

主要客戶

集團在本年度最大五名客戶佔本集團之利息收入及其他經營收入總和少於30%。

關連交易

就獲聯交所授出豁免的關連交易，本公司獨立非執行董事已審閱並核實此等交易為：

(i) 按本集團日常及一般業務過程中進行；

(ii) 按一般商業條款進行交易，或若無足夠的可比較交易以判斷是否按一般商業條款進行，則按本公司股東而言屬公平合理的條款進行；

(iii) 該等交易已按監管該等交易的協議所載條款或(如無該等協議)不遜於給予或獲自(如適用)獨立第三方的條款進行；及

(iv) 就設有年度金額上限的交易類別，該等交易的年度交易總額沒有超過年度金額上限。

關連交易詳情載於第123頁至第128頁。

稽核委員會

本公司已參照香港會計師公會發出之"成立審核委員會指引"編製及採納列明稽核委員會之職權及責任之職權範圍。

稽核委員會(續)

稽核委員會為董事會與本公司核數師就稽核事宜之重要聯繫。此外，稽核委員會亦負責評估本公司之外部及內部稽核事宜、內部監控及風險評估。年內，委員會審議了本集團之主要會計政策及重要財務政策文件。委員會成員包括單偉建先生(主席)、賈培源先生、馮國經博士、董建成先生四位獨立非執行董事及平岳先生、和廣北先生及周載群先生三位非執行董事。於本財政年度，稽核委員會曾分別舉行六次會議。

預算管理及滙報

每年制定的營運預算須經由董事會審批，方予採納。董事會通過年度預算後，其他財務及非財務指標將會分解至各部門。本集團設有明確程序，評估、檢討和審批主要的資本開支及經常開支。現有的核准預算範圍或估算以外的重大支出建議，交由董事會或其轄下有關的委員會決定。由二零零三年起，本集團亦會參照營運預算，定期每季向董事會及稽核委員會滙報營運業績。

符合《本地註冊認可機構披露財務資料》指引

二零零二年十二月三十一日為年結日的一套財務報告完全符合金管局頒佈之監管政策手冊《本地註冊認可機構披露財務資料》指引內所載的規定。

符合上市規則最佳應用守則

董事確定，除本公司獨立非執行董事由於依據本公司組織章程細則規定於股東大會上輪值告退及連任而並無指定任期外，本公司由二零零二年七月二十五日(即本公司上市之日)至二零零二年十二月三十一日止期間內所有時間均有符合上市規則附錄十四之最佳應用守則。

核數師

本年度之財務報告乃由羅兵咸永道會計師事務所審計。在即將舉行的股東週年大會上，將提呈重新委任羅兵咸永道會計師事務所作為核數師之決議。

承董事會命

劉明康
董事長
香港，二零零三年三月二十日


嚴謹管治

公司治理

本公司建立了以董事會為核心、董事會集體決策與董事個人負責相結合、充分發揮獨立非執行董事監督作用的良好公司治理機制。

本公司參照國際最佳標準、香港金融管理局的指引、聯交所的上市規則和相關指引，本著對全體股東負責、實現股東價值最大化和不斷提高信息透明度的原則，建立了以董事會為核心、董事會集體決策與董事個人負責相結合、充分發揮獨立非執行董事監督作用的良好公司治理機制。

董事會及管理層

本公司董事會負責制定提高股東收益的策略和基本標準，指引並監督本公司業務運作的方向。董事會的十三名成員中，獨立非執行董事有四名，發揮獨立監督和保障小股東利益的作用；其餘為八名非執行董事和一名擔任總裁的執行董事。另外，董事會還聘請一名熟悉監管和市場運作的資深人士擔任高級顧問，參加董事會會議並發表意見。首席財務官和風險管理總監亦出席董事會並就會計、財務和風險管理方面向董事會提供意見。

本公司實行董事長和總裁分任並各司其職的體制。以董事長為首的董事會負責任免總裁和主要高級管理人員，其他重要職位的任免需向董事會備案。董事會授權總裁根據董事會批核的風險管理和其他內部監控制度和政策負責日常的業務經營，重大的交易、收購、資產處置和投資則需經董事會審批。本公司董事和管理層的權限和職責明確，並在公司內部推行嚴格的監控和制衡機制。根據董事會的要求，管理層已制定措施並維持有效的內部監控制度，以確保本公司在依法合規經營的前提下審慎和以高度的誠信經營業務。為確保董事會有效履行職責，管理層就本公司的表現定期向董事會提交報告。

董事會負責制定本公司的長期發展策略、中期業務發展計劃和短期實施方案，並密切關注其執行情況，必要時根據股東價值予以適當修正。以總裁為首的管理層負責執行有關的策略、計劃和方案，並定期向董事會作出報告。董事會審批本公司的年度預算和業務計劃，並以此作為評估本公司和管理層業績表現的重要依據。



董事會下設稽核委員會、風險管理委員會和薪酬委員會，就本公司管理和經營上相應領域的工作情況向董事會作出報告。董事會休會期間，上述委員會可代表董事會監察管理層的相關工作。稽核委員會下設法律及合規委員會，風險管理委員會下設風險控制委員會，成員均為相應領域的專家，分別向稽核委員會和風險管理委員會提供諮詢。

管理層設立了管理委員會、資產負債管理委員會、信貸委員會、反洗黑錢委員會和資訊科技委員會，以協助決策和發揮制衡作用。

稽核委員會及其附屬法律及合規委員會

稽核委員會由七名非執行董事組成，其中四名為獨立非執行董事，並由獨立非執行董事擔任主席，現有成員為單偉建先生（委員會主席）、買培源先生、馮國經博士、董建成先生、平岳先生、和廣北先生和周載群先生。除協助董事會履行其全面監督責任外，稽核委員會的職責還包括：審核重大會計政策和監管本公司的財務報告形式；監察稽核部和外聘審計師的工作，協助董事會對財務滙報程序和內控制度的成效作出獨立評價；確保遵守適用的法定會計和滙報規定、法例、內部規定和董事會通過的政策。本公司稽核部主管直接對董事會和稽核委員會負責。

稽核委員會下設法律及合規委員會，由六名在法律或財務方面富有經驗的委員組成，現有成員為唐新宇女士（委員會主席）、楊志威先生（委員會副主席）、劉燕芬女士、王琪女士、趙明華先生和鄧展堂先生。法律及合規委員會負責監察本公司的依法合規狀況，並向稽核委員會作出報告。

風險管理委員會及其附屬風險控制委員會

為提高運作效率，風險管理委員會的人數已由十三名減少到八名，現包括四名非執行董事（其中一名為獨立非執行董事）、本公司總裁、本公司風險管理總監以及二名富有風險管理經驗的人士，成員為劉明康先生（委員會主席）、劉金寶博士、買培源先生、華慶山先生、張燕玲女士、陳四清先生、董建岳先生和毛小威先生。風險管理委員會負責核定和監察本公司的風險管理政策、程序及其執行情況。本公司風險管理總監直接對董事會和風險管理委員會負責。

風險管理委員會下設風險控制委員會，由九名在風險管理、不履約貸款、公司業務和零售業務方面富有經驗的委員組成，現有成員為張燕玲女士（委員會主席）、陳四清先生、諸鑫強先生、高迎欣先生、董建岳先生、張衛東先生、鄭效民女士、柯文雅先生和毛小威先生。風險控制委員會負責就本公司的風險管理政策、程序及其執行情況向風險管理委員會提出建議。

薪酬委員會

薪酬委員會由五名非執行董事（其中包括三名獨立非執行董事）組

成，職責為審核人力資源管理政策，研究薪酬策略，決定高級管理人員和經理的薪酬，核定主要管理人員的年度和長期表現目標，審核和監察所有管理人員薪酬和福利計劃的實施，確保薪酬水平符合銀行傳統文化、策略和監管要求。本公司的薪酬委員會成員包括孫昌基先生(委員會主席)、馮國經博士、董建成先生、單偉建先生和李早航先生。

關連交易

本公司非常重視根據法例和上市規則所承擔的關連交易方面的法律責任，並制定相應的措施監控關連交易，包括交易性質、關連人士的類別、批核權和批核程序等，以確保涉及本公司的所有關連交易均取得獨立非執行董事的認可，依照正常或公平合理的商業條款進行，並按照上市規則進行披露或取得獨立股東的批准。本公司在過去一年內的關連交易已詳列於本年報第123頁至第128頁。

信息披露

本公司的普通股在聯交所上市交易(代號2388)；此外，本公司已於美國設立規則144A和S規例兩項美國預託證券(American Depositary Receipt)計劃。

本公司按照法例和上市規則，準確、及時披露本公司的重大活動、股價敏感消息和關連交易的詳細資料等，並設立有效的系統和程序，確保及時向香港監管當局申報。國際著名評級機構認為，本公司的上市招股書和中期報告顯示本公司所披露的信息已超出監管機關的要求。本公司更因詳盡的信息披露而獲得數個與上市有關的獎項。

本公司除通過新聞發佈、網站(http://www.bochkholdings.com)、會見分析員和評級機構等方便可靠的渠道披露信息外，還專門設立投資者關係處負責與投資者的溝通。作為信息披露的最直接渠道，本公司網站包括公司基本資料、財務報告、股價表現、重大事件和新聞發佈等重要內容。另外，由於本公司已設立美國預託證券計劃，所有在香港公佈並向監管當局呈報的資料和信息亦同時提交給美國證監會(Securities and Exchange Commission)，以保障所有股東獲取信息的平等權利。

內部稽核

本公司對於主要工作範圍和流程均制定管理政策，並由內部稽核部門檢查有關政策的執行情況。內部稽核部門的工作方針是協助董事會和管理層管理風險，監察本公司遵守各類規定與守則的情況，協助提高本公司各類內部監控制度與程序的有效性和成效。列入年度稽核計劃內的稽核任務已全部完成，有關改進建議亦廣受各被查單位採納和落實。此外，內部稽核部門還持續地主動對各類政策和程序提出相關意見。

激勵機制及企業文化

本公司通過高層管理人員簽署職責約章、績效考核、建立認股權計劃和股份儲蓄計劃的方式，將管理層和全體員工的經濟利益與經營業績掛鈎，以充分調動管理層和員工的積極性，並吸引和挽留關鍵崗位的員工。本公司重視企業文化的改造和建設，將在管理層的全力推動下，通過識別、設計和實施等三個階段的工作，在全體員工中建立符合上市銀行要求並適應本公司特點的企業文化，以便在各個層次和各個方面貫徹良好的公司治理機制。





新的起點

上市新里程



香港特別行政區行政長官董建華先生(左二)在董事長劉明康先生(右二)、副董事長孫昌基先生(左一)和副董事長兼總裁劉金寶博士(右一)陪同下，為"慶祝中銀香港(控股)有限公司成功上市酒會"主禮

公開招股獲得市場的熱烈回應，反映了投資者對本公司的基本素質和長期發展前景抱有信心。

中銀香港(控股)於二零零二年七月正式宣佈在香港首次公開招股。母公司中國銀行透過其全資子公司中銀(BVI)有限公司出售中銀香港(控股)有限公司約22.98億股，相當於已發售股本的21.74%。招股由七月十五至十八日中午止，期間共有38.5萬份有效的零售投資申請表，共認購56億股，達532億港元，相當於香港公開發售初步提呈的206,860,000股的27倍。國際發售方面，機構投資者認購約110億股，約1,042億港元，相當於國際發售按最高發售價初步提呈的2,068,591,500股的5倍以上。為了補足國際發售的超額配發，中銀(BVI)有限公司另行配售155,483,500股"超額配發股份"，約佔已發行股本的1.47%。是次招股正值本地宏觀經濟欠佳、全球股市處於低谷的不利市場環境，但仍然獲得市場的熱烈回應，反映了投資者對本公司的基本素質和長期發展前景抱有信心。

本公司於二零零二年七月二十五日在香港聯合交易所主板上市，股票編號"2388"。這次公開招股，成為香港歷來最大規模的公開零售招股和最大的單一香港上市招股；是亞洲歷來最大型的金融機構招股和二零零零年十月以來亞洲最大型的公開招股；也是二零零二年最大的銀行全球招股和第三大的金融機構首次公開招股；以及當年最大型的金融機構招股之一。我們也是首家中資企業在日本以非上市公募(POWL)形式進行資本市場活動。值得指出的是，成功上市是本公司在二零零一年完成了複雜的重組合併後又一個新的里程。


中銀香港
公開招股
BOC
HONG
KONG

上市招股獲得零售投資者的熱烈迴響


中銀香港
BOC
HONG
KONG

本公司在二零零二年七月二十五日被納入英國富時指數，同年八月三十一日被納入摩根士丹利資本國際(MSCI)香港指數，並於上市後短短數月內在十二月二日被納入香港恒生指數。

全球售股資料

最終發售總數	2,453,918,500股 208.6億港元
零售投資者需求 (按最高發售價計)	約56億股 約532億港元
最終香港公開發售股份總數	804,452,000股 68億港元 (扣除零售認購折讓之前)
香港公開發售的有效申請表總數 (不包括合資格的全職員工的優先認購)	385,060份
機構投資者需求 (按最高發售價計)	約110億股 約1,042億港元
最終國際發售總數	1,649,466,500股 140億港元
最終發售價	每股8.50港元

二零零二年上市日誌

7	七月	宣佈透過首次公開招股進行股份發售
14	七月	宣佈最高認購價格
15	七月	香港公開發售開始
18	七月	香港公開發售截止
21	七月	公佈最終發售價
23	七月	公佈公開發售的分配結果
25	七月	正式掛牌上市

獎項

本公司在二零零二年七月的大規模成功上市招股，為我們贏得多家國際和地區著名財經及投資雜誌頒發的年度獎項。多家獎項頒發機構均表揚本公司完成了浩繁的重組合併工程，成功地進行了規模龐大而饒具意義的上市活動，標誌著中國金融改革的新篇章。本公司的上市活動在亞洲 — 特別對中國資本市場的未來發展深具影響。


ACHIEVEMENT AWARDS
FinanceAsia
2002
DEAL OF THE YEAR
BANK OF CHINA (HONG KONG)
RESTRUCTURING AND $2.07 BILLION IPO
FinanceAsia
asiamoney
Best Newly Listed Company in Hong Kong 2002
CORPORATE FINANCE
IR
AWARDS
2002

頒發機構	獎項
《亞洲金融》FinanceAsia	本年最佳交易－最佳私有化
《亞洲貨幣》Asiamoney	年度最佳股票交易大獎 最佳新上市公司(香港)
《國際金融評論亞洲》 IFR Asia	股票發行獎 中國股票發行獎
《國際金融評論》IFR	亞太區股票發行獎
《企業財務》 Corporate Finance	亞洲企業最佳股票發行獎
《首席財務官亞洲》 CFO Asia	二零零二年度十大最佳交易獎
《資產》The Asset	最佳銀行發行獎
《投資者關係雜誌》 Investor Relations Magazine	最佳首次公開招股 投資者關係獎



以人為本

員工關係

本集團屢創新里程，實有賴充滿幹勁、創意、忠誠和具專業水準的全體員工。透過現代化的管理制度和人力資源政策，確保員工的發展方向與集團的長遠目標一致。



團隊精神是成功的關鍵

員工是中銀香港的重要資產，也是推動企業不斷發展與成長的原動力。本集團在二零零一年完成了香港銀行史上前所未有的重組合併後，緊接著在二零零二年成功地進行了上市招股，獲得社會廣泛認同，實有賴充滿幹勁、創意、忠誠和具專業水準的全體員工。年內本集團透過現代化的管理制度和人力資源政策，包括有系統的激勵與考核制度、多元化的員工培訓、具透明度的良好溝通工作環境，為本集團創造具優勢的競爭條件，以配合本集團的長遠業務發展目標。

推動以表現為導向、客戶為中心的企業文化

二零零二年本集團對員工考核制度進行研究和修訂，強調員工工作表現與個人才能發展，以激勵員工積極工作，不斷提高服務質素。此外，還啟動了建立一套以表現為導向的科學化績效考核和管理制度，確保員工的個人發展目標與企業長遠策略一致。為加強員工隊伍競爭力，達到吸納優才、提高人員生產力和培育"以客戶為中心"的文化目標，本集團現正研究建立才幹模型，以才幹確立招聘、培訓、晉升和事業發展的準則。此外，為確保有潛質卓越的人員作為本集團各關鍵崗位的接班人選，發揮優化員工隊伍結構的效用，本集團透過各種有效渠道招攬人才，包括為一些專業崗位聘請專業人員。本集團更配合加強營銷的業務策略，本年度大學畢業生招聘以前線營銷崗位為主，以便配合分行優化計劃。



通過業務知識及技能比賽，提高員工的團隊合作精神

參照薪酬顧問的建議和市場的最佳做法，本集團二零零二年進一步推展薪酬改革工作，包括研究制定短、長期激勵計劃。在二零零二年內基本完成了與本集團整體效益、部門營運績效和員工個人表現直接掛鈎的年度花紅計劃的設計工作；配合本集團整體業務發展需要，於二零零二年推行了"零售業務銷售激勵計劃"，現正研究企業銀行與中國業務營銷獎勵計劃，預計可在二零零三年推行，以鼓勵營銷人員積極開拓業務，為實現股東價值最大化的目標作出貢獻。在長期激勵計劃方面，"上市前認股權計劃"已在二零零二年七月份上市時推出，上市後為員工設立的"股份儲蓄計劃"和"認股權計劃"，預計可在二零零三年推行。這些計劃將有效地把員工、企業和股東利益互相結合起來。

多元化的員工培訓

我們深信，優質的員工培訓是提供卓越銀行金融服務的關鍵所在。本集團為員工提供全面的培訓計劃，以配合不斷變化的市場環境、監管機構的要求和業務發展的需要，也讓員工發展個人潛能。年內為員工度身訂造各類專業考試輔導和備試課程，協助員工考取相關的專業資格，如財富管理業務、銷售技巧應用等。此外，為有效提高分行的優質服務和銷售技能，本集團正研究為部份分行進行卓越營銷和服務培訓計劃，建立成功案例後，將模式推廣至其他分行應用。

為配合未來業務發展、招攬和培育新血，並因應零售和企業銀行的不同工作性質，本集團特別為新入職的大專畢業生設立兩套針對性的培

訓計劃；也為各專業部門舉辦不同的業務專題和技巧培訓，如授信分析。符合監管機構對金融機構的合規要求是本公司作為上市公司的持續責任，為此，我們在二零零二年為各級員工舉辦多項法規培訓，合共超過6,000人次參加。此外，面對市場競爭與企業環境變化，本集團特別為員工開辦數十期專題講座和工作坊，合共約3,000人次出席，讓員工掌握紓緩心理壓力、提高團隊精神的方法。

高層培訓方面，我們組織了一系列有關企業文化、變革管理、策略管理等專題培訓課程和講座；安排了本地和海外權威學術機構的課程或國際性研討會，例如科技大學商學院、哈佛工商學院等；並推薦報讀高水準的行政人員工商管理碩士課程，以配合個人發展和提高專業水平。二零零二年本集團為全體員工共開辦了729項培訓課程，共55,098人次接受了培訓。

終身學習有助員工加強競爭能力，迎接未來挑戰，因此本集團建立學習資源中心，進行有系統的知識管理。學習資源中心內設圖書館、自修室和小組討論室，更配備多媒體電腦，提供教材、書籍、光碟、錄影帶供員工參考和借閱，有利員工以多渠道、多元化方式吸取新知識，自我增值。

良好的溝通機制

本集團致力建立和完善良好的雙向溝通機制，鼓勵員工提出合理化建議，建立員工申訴機制，讓員工充分發表意見，藉此促進融洽的關係。

年內，本集團為員工組織了多項業務與文體康樂活動，如為推廣團隊精神、激發員工對業務學習的熱誠，開展了員工業務知識和業務技能比賽，並為決賽舉辦了"希望之光"大型綜合晚會，鼓勵員工提高專業技能和服務質素；還舉行了大規模的"中銀香港二零零二年運動會"，透過體育競技康樂活動，加強員工的凝聚力。同時，本集團積極推動員工參與公益慈善活動，提高員工的社會公民意識，如發動1,400多名同事利用假日參加了"中銀香港光明行"慈善籌款步行。此外，許多同事在不同的社區積極參與各類慈善和義工活動。



中銀香港員工在"中銀香港二零零二年運動會"上全力以赴，爭取最佳成績



回饋社會

良好企業公民

我們積極開創多元化的社會公益活動，涵蓋文康教育、醫療保健、環保綠化和賑災扶貧等領域，今後將繼續秉承"植根香港、服務香港"的精神，參與各項社會公益活動。


健康快車
中銀香港光明行
BOCHK Walkathon for Light

劉金寶總裁(左四)與香港特別行政區政務司司長曾蔭權先生(左五)、中國衛生部部長張文康教授(右四)及中國財政部部長項懷誠先生(右三)等為"中銀香港光明行"主持開步禮，為內地偏遠地區的貧困白內障病患者燃點希望之光

經濟增長、企業成長，與社會各方面的健全發展息息相關。中銀香港在承諾為股東創造最大價值、致力為客戶提供優質金融服務的同時，也為社會福祉盡其所能，促進融洽和諧的社群關係，承擔良好企業公民的責任。中銀香港通過與中銀香港慈善基金(下稱基金，前身是"中銀集團慈善基金"[1]，成立於一九九四年七月)的合作，積極開創多元化的社會公益活動，涵蓋文康教育、醫療保健、環保綠化和賑災扶貧等領域，廣受市民認同。

文康教育　培訓人才

人才培訓是社會未來發展的一個重要環節。年內，基金分別為香港大學、嶺南大學和樹仁學院新增設獎助學金計劃，並繼續贊助中文大學、科技大學、理工大學、城市大學、浸會大學、公開大學和香港教育學院的獎助學金，以表揚成績優良的同學和資助經濟有困難的學生。截至二零零二年底，共467名莘莘學子受惠。

推動體育發展，有助市民身心健康。為推廣和普及本地羽毛球運動，基金在過去三年連續贊助羽毛球運動並取得長足進展的基礎上，決定繼續贊助香港羽毛球總會"二零零二至二零零四年香港羽毛球發展計劃"。自一九九九年至二零零二年底，該項活動的參與人數累計達13萬人。

為了更廣泛推動香港青少年體育發展，基金贊助了學界運動比賽中最具規模的"港九地域中學校際運動比賽"，並設立了最高榮譽獎"中銀香港紫荊盃"。基金還贊助了第16屆"奧運歡樂跑"，將奧林匹克精神和"全民體育"的信息向社會大眾傳揚。

1 "中銀香港慈善基金"是本地註冊的獨立法人，每年的資金來源是以一九九四年"中國銀行港幣鈔票紀念套裝"公開發售時的收入盈餘與前中銀集團港澳十四家銀行的捐款為基礎所產生的投資回報，再加上中銀香港每年的撥款而組成。

為鼓勵青少年各展所長，服務社會，基金於二零零二年七月創辦了一項為期兩個多月的青少年暑期活動—"中銀愛心活力Team"，由學界精英組成5隊各具專長的隊伍，包括籃球、排球、羽毛球、書法和結他，探訪多家青少年慈善機構，進行文體活動技術交流，以宣傳愛心、活力、關心社會的信息，共有逾1,200人次參與。

內地教育捐助方面，基金於二零零二年捐贈教育經費予江西省女性人才研究中心，協助該省貧困地區婦女提高文化素質，增加她們建設家園、立足社會的能力。自一九九五年至今，基金亦捐助內地"希望小學"和其他教育項目。

環保綠化　建設未來

保護環境、綠化香港、建設美好未來，是公民應盡的社會責任。基金自二零零零年起連續三年贊助"香港綠色學校獎"，在中、小學全力推行環保教育，鼓勵下一代從小培育愛護環境的良好意識和習慣。參與這項目的學校與年俱增，去年共有200家學校參加。


中銀愛心活力
愛心活力結他Team探訪活動

"中銀愛心活力Team"的成員與青少年分享彈奏結他的樂趣

基金於過去三年出任世界自然(香港)基金會鑽石公司會員，並冠名贊助該會第八屆和第九屆的"中銀米埔環保行"。

公益慈善　回饋社會

在香港經濟不景、失業高企的背景下，為推動本土經濟文化、紓緩本地失業情況，基金在年內贊助"黃大仙騰龍墟"，這項為期3個月的大型墟市計劃為300多名待業人士提供創業機會和經驗，創造了逾千個職位。

基金還積極捐助本地慈善團體主辦的各項籌款活動，包括：公益金公益綠"識"日和"全民認捐十元大行動"；東華三院年度重點籌款項目"歡樂滿東華"；連續5年出任保良局年度鑽石贊助人，並贊助該局的"愛心大踏步"慈善步行籌款；還有明愛醫院、博愛醫院、仁濟醫院等機構的籌款項目。

透過中銀香港龐大的客戶基礎，基金於二零零二年協助了9個慈善團體隨月結單附寄募捐單張和宣傳小冊子共310多萬份，獲得客戶的熱烈回應。

醫療保健　關注民生

隨著社會不斷發展，醫療保健對市民大眾日益重要。基金於二零零二年贊助開設了"仁濟醫院中銀醫療中心"，內設中醫診所和牙科診所，為社區提供現代化的"一站式"中醫服務和先進的牙科診治。

基金向香港紅十字會捐贈的全新大型流動捐血車於二零零二年四月正式啟用，為紅十字會流動捐血服務增添一員設備先進的生力軍。

另為協助內地偏遠地區的白內障病患者施行免費復明手術，基金於二零零二年冠名贊助由"健康快車"舉辦的"中銀香港光明行"大型慈善步行籌款活動。除捐款外，本集團1,400名員工還身體力行地參加了該項慈善步行活動。

賑災籌款　紓憂解困

對內地發生的嚴重自然災害，基金本著"骨肉同胞 血濃於水"的精神，及時作出捐助，並透過本行廣泛的分行網絡，代收社會各界人士賑災捐款。年內，基金捐助中國西北部的水災災民，另為此特設捐款專戶。

今後，本集團和基金將繼續秉承"植根香港、服務香港"的精神，通過開展和參與各項社會公益活動，更好地履行良好企業公民的責任。

62 核數師報告

財務報告

63 綜合損益賬

64 綜合資產負債表

65 資產負債表

66 綜合權益變動結算表

67 權益變動結算表

68 綜合現金流量表

69 賬目附註

108 未經審核之補充財務資料

核數師報告

致中銀香港(控股)有限公司全體股東

(於香港註冊成立之有限公司)

本核數師已完成審核第63頁至第107頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二零零二年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零三年三月二十日

綜合損益賬

截至十二月三十一日止年度

	附註	二零零二年 港幣百萬元	二零零一年 港幣百萬元
利息收入	4	**21,463**	38,307
利息支出		**(7,521)**	(23,320)
淨利息收入		**13,942**	14,987
其他經營收入	5	**4,172**	4,022
經營收入		**18,114**	19,009
經營支出	6	**(6,025)**	(5,847)
提取撥備前之經營溢利		**12,089**	13,162
呆壞賬撥備	7	**(2,855)**	(7,412)
提取撥備後之經營溢利		**9,234**	5,750
重組費用		**–**	(937)
出售／重估固定資產之淨虧損	8	**(1,032)**	(1,237)
出售持有至到期日證券及投資證券之淨收益		**–**	20
持有至到期日證券及投資證券之減值(撥備)／撥備撥回	9	**(7)**	24
出售附屬公司之淨收益		**–**	12
聯營公司之減值撥備／出售聯營公司之收益		**(27)**	20
應佔聯營公司之經營(虧損)／溢利		**(100)**	81
除稅前溢利		**8,068**	3,733
稅項	10	**(1,268)**	(832)
除稅後溢利		**6,800**	2,901
少數股東權益		**(127)**	(133)
股東應佔溢利	11	**6,673**	2,768
股息	12	**4,208**	–
		港幣	港幣
每股盈利	13	**63.11仙**	26.18仙

綜合資產負債表

於十二月三十一日

	附註	二零零二年 港幣百萬元	二零零一年 港幣百萬元
資產			
庫存現金及短期資金	17	**115,075**	196,255
一至十二個月內到期之銀行及其他金融機構存款		**80,159**	80,773
貿易票據		**592**	382
持有之存款證	18	**17,528**	19,474
香港特別行政區政府之負債證明書		**29,110**	25,510
持有至到期日證券	19	**94,227**	50,988
投資證券	20	**46**	44
其他證券投資	21	**64,360**	56,169
貸款及其他賬項	22	**308,332**	308,108
投資聯營公司	25	**483**	416
固定資產	26	**20,212**	21,049
其他資產		**5,365**	6,972
資產總額		**735,489**	766,140
負債			
香港特別行政區之流通紙幣	27	**29,110**	25,510
銀行及其他金融機構之存款及結餘		**29,957**	55,295
客戶存款	28	**600,977**	606,428
發行之存款證		**-**	5,000
其他賬項及準備	30	**17,390**	20,671
負債總額		**677,434**	712,904
資本來源			
少數股東權益		**1,114**	1,066
股本	32	**52,864**	52,864
儲備	33	**4,077**	(694)
股東資金		**56,941**	52,170
資本來源總額		**58,055**	53,236
負債及資本來源總額		**735,489**	766,140

經董事會於二零零三年三月二十日通過核准並由以下人士代表簽署：

劉明康
董事

孫昌基
董事

資產負債表

於十二月三十一日

	附註	二零零二年 港幣百萬元
資產		
投資附屬公司	24	52,864
其他資產		2,593
		55,457
負債		
其他賬項及準備		10
資本來源		
股本	32	52,864
留存盈利		2,583
股東資金		55,447
負債及資本來源總額		55,457

經董事會於二零零三年三月二十日通過核准並由以下人士代表簽署：

劉明康
董事

孫昌基
董事

綜合權益變動結算表

截至十二月三十一日止年度

	股本	合併儲備	房產重估儲備	投資物業重估儲備	換算儲備	留存盈利／(累計虧損)	總計
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於二零零一年一月一日	52,864	(51,073)	–	–	(7)	31,561	33,345
貨幣換算差額	–	–	–	–	(2)	–	(2)
本年度淨溢利	–	–	–	–	–	2,768	2,768
二零零零年已付末期股息	–	–	–	–	–	(542)	(542)
合併分行滙返溢利	–	–	–	–	–	(3,034)	(3,034)
最終控股公司資本貢獻	–	–	–	–	–	8,068	8,068
物業重估	–	–	8,408	3,159	–	–	11,567
儲備資本化	–	51,073	(8,267)	(3,141)	7	(39,672)	–
於二零零一年十二月三十一日	52,864	–	141	18	(2)	(851)	52,170
本公司及附屬公司	52,864	–	141	18	(2)	(900)	52,121
聯營公司	–	–	–	–	–	49	49
	52,864	–	141	18	(2)	(851)	52,170
於二零零二年一月一日	**52,864**	**–**	**141**	**18**	**(2)**	**(851)**	**52,170**
本年度淨溢利	**–**	**–**	**–**	**–**	**–**	**6,673**	**6,673**
已付特別股息	**–**	**–**	**–**	**–**	**–**	**(1,935)**	**(1,935)**
重新分類	**–**	**–**	**5**	**(5)**	**–**	**–**	**–**
物業重估	**–**	**–**	**46**	**(13)**	**–**	**–**	**33**
因物業出售之重估儲備轉賬	**–**	**–**	**(79)**	**–**	**–**	**79**	**–**
於二零零二年十二月三十一日	**52,864**	**–**	**113**	**–**	**(2)**	**3,966**	**56,941**
本公司及附屬公司	**52,864**	**–**	**113**	**–**	**(2)**	**3,974**	**56,949**
聯營公司	**–**	**–**	**–**	**–**	**–**	**(8)**	**(8)**
	52,864	**–**	**113**	**–**	**(2)**	**3,966**	**56,941**
組成如下：							
二零零二年擬派末期股息						**2,273**	
其他						**1,693**	
於二零零二年十二月三十一日之留存盈利						**3,966**	

權益變動結算表

自二零零一年九月十二日(公司成立日)始至二零零二年十二月三十一日止期內

	股本 港幣百萬元	留存盈利 港幣百萬元	總計 港幣百萬元
於二零零一年九月十二日	–	–	–
股本發行	52,864	–	52,864
本期內淨溢利	–	4,518	4,518
已付特別股息	–	(1,935)	(1,935)
於二零零二年十二月三十一日	52,864	2,583	55,447
組成如下：			
二零零二年擬派末期股息		2,273	
其他		310	
於二零零二年十二月三十一日之留存盈利		2,583	

綜合現金流量表

截至十二月三十一日止年度

	附註	二零零二年 港幣百萬元	二零零一年 港幣百萬元
經營業務之現金流量			
除税前經營現金之流出	34(a)	**(37,893)**	(54,225)
出售貸款予中國銀行開曼群島分行	42(a)	**8,722**	–
支付香港利得税		**(397)**	(1,322)
支付海外利得税		**(20)**	(23)
經營業務之現金流出淨額		**(29,588)**	(55,570)
投資業務之現金流量			
購入固定資產		**(434)**	(1,448)
出售固定資產所得款項		**553**	313
購入投資證券		**–**	(30)
出售投資證券所得款項		**–**	271
收購附屬公司	34(d)	**(890)**	24
出售附屬公司所得款項		**–**	252
出售聯營公司所得款項		**–**	394
收取聯營公司股息		**50**	–
附屬公司清盤之分配		**–**	(8)
貸款予聯營公司		**(336)**	–
聯營公司償還之貸款		**60**	–
投資業務之現金流出淨額		**(997)**	(232)
融資業務之現金流量			
合併分行滙返溢利		**–**	(3,034)
贖回存款證	34(b)	**(5,000)**	(4,000)
支付特別股息		**(1,935)**	(542)
支付附屬公司少數股東股息	34(b)	**(79)**	(638)
融資業務之現金流出淨額		**(7,014)**	(8,214)
現金及等同現金項目減少		**(37,599)**	(64,016)
於一月一日之現金及等同現金項目		**120,664**	184,680
於十二月三十一日之現金及等同現金項目	34(c)	**83,065**	120,664

賬目附註

1. 主要業務

本公司是一家投資控股公司。本公司之附屬公司主要於香港從事提供銀行及相關之金融服務。

本公司於二零零一年九月十二日在香港成立。本公司之股份由二零零二年七月二十五日起於聯交所之主板上市。

2. 編製基準

本賬目採用歷史成本法編製，惟就若干證券投資、資產負債表外工具、房產及投資物業之重估作出調整，並按照香港普遍採納之會計原則及香港會計師公會頒佈之會計實務準則（"會計準則"）編製。此外，本賬目已完全遵守金管局發出之監管政策手冊內有關《本地註冊認可機構披露財務資料》要求，及符合聯交所上市條例有關財務披露之規定。

集團於二零零一年十月一日重組時，根據中國銀行（香港）有限公司（合併）條例及合併協議，本公司於二零零一年九月三十日購入中銀香港之全數權益並於其後成為本集團之控股公司。該重組及合併是最終控股公司中國銀行共同控制下之企業間發生之商業合併交易。根據會計準則第27號"集團之重組會計處理"所述業務合併之會計原則，在編製集團之財務資料時，乃假設集團於二零零一年十月一日之架構及資本結構在呈報期間之首日經已存在。

本公司賬目之報告期間為二零零一年九月十二日（成立日期）至二零零二年十二月三十一日。因為期間並沒有參與任何重大之商業交易，本公司並無編製由成立日期至二零零一年十二月三十一日之賬目。

本賬目所採用之會計政策及計算辦法與截至二零零一年十二月三十一日年度之本集團財務資料之編製基礎一致。由本年度起，本集團採納下列由香港會計師公會頒佈，並於二零零二年一月一日或以後之會計期間開始生效之會計準則：

會計準則第1號（經修訂）	:	財務報表編製
會計準則第11號（經修訂）	:	外幣換算
會計準則第15號（經修訂）	:	現金流量表
會計準則第34號（經修訂）	:	僱員福利

採納此等準則對本集團賬目並沒有重大之影響。

3. 主要會計政策

(a) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。附屬公司指本集團可直接和間接地控制其董事會之組成、持有超過半數投票權或持有過半數發行股本之公司。在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

所有集團內公司間之重大交易及結餘已於綜合賬目編製時對銷。

出售附屬公司之收益或虧損指下列之差額：a)出售權益之所得，及b)集團應佔該公司之資產淨值，連同任何未攤銷之商譽（或已在儲備記賬但之前並未在綜合損益賬支銷或攤銷之商譽），以及任何有關之累計外幣換算差額。

3. 主要會計政策(續)

(a) 綜合賬目(續)

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值準備列賬。本公司將附屬公司之業績按已收及應收股息入賬。

(b) 聯營公司

聯營公司為附屬公司以外，本集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益賬包括本集團應佔聯營公司之本年度業績，而綜合資產負債表則包括本集團應佔聯營公司之資產淨值及收購產生之商譽／負商譽(扣除累計攤銷)及扣除減值準備。

當聯營公司之投資賬面值已全數撇銷時，除非本集團已就該聯營公司作出擔保責任之承擔，否則即停止採用權益會計法入賬。

(c) 收益確認

利息收入在應計期間於損益賬內確認，惟呆賬利息則會被撥入暫記賬並與資產負債表上之相關結餘項目對銷。

服務費及佣金收入在集團賺取時確認，惟假若有關交易涉及之利率或其他風險超逾本會計期間，則按交易限期攤銷。

股息收入在收取股息之權利確定時確認。

營業租賃之租金收入按直線法在租約期內確認，惟假若有其他更能反映租賃資產所產生之使用利益之模式，則採用該系統化之模式為基準。

(d) 貸款

向客戶、銀行及其他金融機構提供之貸款以未償還本金額減除呆壞賬準備及暫記利息後計入資產負債表。向銀行及其他金融機構提供之貸款包括存放銀行及其他金融機構之一年以上到期存款。

所有貸款均在資金提供予借款人時確認。

除了因貸款重組所訂立之新協議而取得之資產需以相應之資產類別在資產負債表列賬外，任何被收回並已取消贖權之待變賣資產，在被售出前應繼續以貸款列賬。而售出資產後收回之款項淨額會用於償付貸款餘額，若有不足之數，將於損益賬內撇銷。

3. 主要會計政策(續)

(e) 呆壞賬準備

本集團內部會將貸款分級，以反映集團對貸款人償還能力之評估，及對有關本金及／或利息可被收回之疑慮。

當董事對貸款本息能否全數收回存有疑慮時，會針對個別相關貸款作出特別準備。董事根據個別貸款之具體情況而進行潛在虧損評估，在考慮可用之抵押品後，將計提特別準備，以使資產之賬面值減至預期之可變現淨值。當未能合理估計損失時，本集團則採用集團貸款分類程序所預設之撥備水平對貸款中未有押品擔保之部份進行計提。

此外，本集團亦已計提一般呆壞賬準備金。上述兩項準備金已從綜合資產負債表之"貸款及其他賬項"及"其他資產"中扣除。

假如貸款沒有實際收回希望，將作撇銷處理。

(f) 固定資產

(i) 房產

房產以成本值或估值減累計減值虧損及累計折舊列賬，折舊以直線法於其如下估計可用年限內攤銷：

租約土地	按租約餘期
樓宇	按租約餘期及15至50年兩者之較短者

在二零零二年度以前，以公開市值為基礎，按個別估值模式每隔5年進行一次獨立估值。自本年度起，董事評估認為獨立估值周期須由每隔5年進行一次改為每隔3年進行一次；惟是項轉變對本集團之賬目並無影響。相隔年間由董事檢討個別物業之賬面值，如董事認為該物業價值有重大變動則會作出相應調整。重估之增值撥入房產重估儲備，減值則首先與同一個別資產早前之增值對銷，然後在損益賬中扣除。其後任何增值將撥入損益賬（以早前扣減之金額為限），然後撥往重估儲備。出售房產時，重估儲備中與先前估值有關之已實現部份，將從重估儲備轉撥至留存盈利。

出售房產損益為出售該資產收回之淨額及其賬面值間之差額，並會被確認於損益賬內。

(ii) 投資物業

投資物業乃在土地及樓宇中所佔之權益，而該等土地及樓宇之建築工程及發展經已完成，因其具有投資價值而持有，任何租金收入均按公平原則磋商釐定。

投資物業每年會被重新估值並最少每隔3年獨立估值一次；相隔期間每年可由集團委任具專業資格之人士負責估值。估值以物業之公開市值為計算基準。除非以整個投資物業組合為基礎之重估儲備不足以抵銷有關之虧損，否則投資物業之價值轉變將反映為投資物業重估儲備之變動。若上述重估儲備不足之情況下，虧損高於重估儲備之部份將從損益賬中扣除。若曾於損益賬中扣除之虧損日後出現重估盈餘，有關盈餘將可貸記損益賬，但以之前曾在損益賬扣減之金額為限。

土地租約尚餘20年或以下年期之投資物業均按土地租約尚餘年期折舊。

在出售投資物業時，重估儲備中與先前估值有關之已實現部份，將從投資物業重估儲備轉撥至損益賬。

3. 主要會計政策(續)

(f) 固定資產(續)

(iii) 發展中物業

發展中物業按成本值扣除減值虧損列賬。成本值包括發展及建築開支、利息支出及該等物業之應佔其他直接成本。已落成之物業將轉為房產或投資物業。

(iv) 設備、固定設施及裝置

設備、固定設施及裝置以成本值減累計減值虧損及累計折舊列賬。其折舊以直線法於估計可用年限內攤銷，一般為三至十五年之間。出售設備、固定設施及裝置之盈虧於損益賬內確認。

(v) 減值及出售盈虧

在每年結算日，本集團會參考內部及外界資訊，評核房產、設備、固定設施及裝置有否出現減值之跡象。如有跡象顯示該等資產出現減值，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益賬入賬，但假若某資產乃按估值列賬，而減值虧損不超過同一資產之重估盈餘，此等虧損則當作重估減值。

出售固定資產之盈虧乃出售淨額與有關資產賬面值之差額，並於損益賬內確認。

(g) 證券投資

(i) 持有至到期日證券

持有至到期日證券指本集團有明確意圖並有能力持有至到期日之有期債券。此等證券按成本值（就購入時所產生之溢價或折讓按到期期間攤銷而調整）減非暫時性之減值準備列賬。所作減值準備乃本集團為預期無法收回之賬面值作出之撥備，並在產生時在損益賬中列作支出。

購入有期債券產生之溢價及折讓之攤銷在損益賬中列作利息收入。出售持有至到期日證券之盈虧在產生時列入損益賬。

(ii) 投資證券

在購入時有意按既定長期目的持續持有（例如就策略性目的持有）之投資證券在資產負債表中按成本值減任何非暫時性之減值準備入賬。

投資證券之賬面值會於結算日作出檢討，以評估其公平價值是否已下跌至低於其賬面值。假如出現如此下跌，除非有證據顯示下跌只屬短期性質，否則有關證券之賬面值均須調減至其公平價值，跌減之數在損益賬中列作支出。

公平價值指具充分資訊之自願人士在公平交易原則下將資產交換或作債務償付之金額。

(iii) 其他證券投資

所有其他證券投資（不論作買賣或其他用途）均按公平價值在資產負債表中列賬。公平價值之變動於產生時在損益賬確認。

當引致減值準備之情況及事件不再存在，並有可信證據顯示新的情況及事件會於可預見將來持續，則撥回就持有至到期日證券及投資證券賬面值作出之準備。撥回之數額限於已提減值準備之數。

3. 主要會計政策(續)

(h) 經營租賃

經營租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。經營租賃之租金款額扣除自出租公司收取之任何回扣款額後，於租賃期內以直線法在損益賬中支銷。

如本集團為出租人，租賃資產在資產負債表中列為固定資產，並與同類型自置固定資產相同之基準按可使用年期折舊。租金收入在租約期內以直線法確認。特別為賺取租金收入而產生之初始直接成本在產生期內之損益賬中列作支出。

(i) 準備

當本集團因為已發生之事件而須承擔法律性或推定性之現有責任，而解除該責任時有可能消耗有經濟利益之資源，需在責任金額能夠可靠地作出估算之情況下，為確認有關責任而撥備。

當符合上述之一般條件，而本集團已開始執行詳細之重組計劃，或已將重組計劃宣佈及通知受影響者，並足以令其確切預期重組之進行不會有嚴重延誤時，本集團會為重組費用作出撥備。

(j) 遞延稅項

為課稅而計算與在損益賬所示之溢利二者間因時間差異而產生之差額，若預期有可能於可預見將來支付或收回之負債或資產，即按現行稅率計算遞延稅項。

(k) 外幣換算

以外幣為本位幣之交易，均按交易當日之滙率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之滙率折算。由此產生之滙兑盈虧均計入損益賬。

附屬公司及聯營公司以外幣顯示之資產負債表均按結算日之滙率折算，而損益賬則按當期平均滙率折算。滙兑盈虧作為換算儲備變動入賬。

(l) 僱員福利

(i) 退休福利成本

本集團根據認可職業退休計劃（“職業退休計劃”）或強制性公積金（“強積金”）計劃之定額供款退休計劃作出供款，所有員工均可參與。在職業退休計劃下，集團與員工之供款按員工基本薪金之百分比計算，在強積金計劃下該等供款則按強積金規例計算。退休福利計劃成本代表本集團應向此等計劃支付之供款，會於產生時在損益賬支銷。員工在全數享有供款前退出此職業退休計劃而被沒收之供款，會由本集團用作扣減目前本集團之供款負擔或根據職業退休計劃信託契據條款沖減其開支。

退休計劃之資產與本集團之資產分開持有，並由獨立管理基金保管。

3. 主要會計政策(續)

(l) 僱員福利(續)

(ii) 有償缺勤

僱員獲享之年度休假及病假在累積時確認，本集團會對僱員服務至結算日所累積，但尚未使用之年度休假及預計所需支付之病假作出估算及撥備。

年度休假及病假以外之其他有償缺勤均不允許累積。若僱員於獲享有償缺勤之年度內未能悉數享用該等可用缺勤，剩餘之可用缺勤將被取消。僱員於離職時亦無權收取現金以彌補任何未被使用之可用缺勤。故集團於此類缺勤發生時始予確認。

(iii) 獎金計劃

若因僱員提供之服務而令集團產生法律性或推定性之現有責任，而該責任之金額亦能可靠地作出估算，集團需確認該預期之獎金支出並以負債列賬。

獎金計劃之負債預期會於十二個月內被償付，並以償付時之預期金額計算。

(m) 資產負債表外之金融工具

資產負債表外之金融工具乃來自本集團在外滙、利率、股票及其他市場上進行之期貨、遠期、掉期、期權及其他交易合約。此等工具之記賬方法視乎交易目的是為了買賣或風險對沖而定。集團在發生衍生交易合約時決定交易目的屬買賣或作為風險對沖之用。

用作買賣而進行之交易均以公平價值列賬。交易所掛牌買賣之合約之公平價值按市場報價釐定。非交易所掛牌買賣之合約之公平價值按交易員之報價、定價模型或具相似性質金融工具之報價釐定。因公平價值變動而產生之盈虧列入損益賬內之"外滙業務之淨收益"或"其他交易業務之淨收益"。

因按市值列賬而產生之未實現盈利列賬於"其他資產"內。而因按市值列賬而產生之未實現損失則列賬於"其他賬項及準備"內。

用作風險對沖之交易須於發生時清楚界定，並需建立齊備之檔案記錄，包括所採用之對沖工具、對沖之目的、策略、及所有對沖風險及工具間之關係。此外，需展示此等風險對沖工具於整段合約期間內均能高度有效地達到抵銷所需對沖風險之目的。用作風險對沖之交易按所對沖之資產、負債或持倉淨額等同之基準而估值。任何損益均按有關之資產、負債或持倉淨額所產生損益之等同基準確認於損益賬內。

若有關之衍生交易不再符合風險對沖條件，該衍生工具將被視為買賣目的，並按以上所述有關方法記賬。

若集團訂立了淨額結算總協議或其他具有法律約束力之協議，而該等協議能毫無疑問地令集團在其他個別或多個交易對手因任何原因而不能履行付款責任，包括合約內任何一方破產時具有堅持以淨額與同一交易對手進行結算之權力，則衍生交易產生之資產及負債才可以用淨值列賬。

除非結算用之貨幣相同，或屬可於活躍市場取得報價之可自由兌換貨幣，衍生交易才能對銷。

3. 主要會計政策(續)

(n) 或然負債及或然資產

或然負債指因為已發生之事件而可能引起之責任，此等責任只能就本集團不能完全控制之一宗或多宗未來不確定事件之出現與否才能確認。或然負債亦可能是因為已發生之事件而引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有確認。

或然負債不會被確認，但會在賬目附註中披露。假若消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確認為準備。

或然資產指因為已發生之事件而可能產生之資產，此等資產只能就本集團不能完全控制之一宗或多宗未來不確定事件之出現與否才能確認。

或然資產不會被確認，但如有可能收到經濟利益時，會在賬目附註中披露。若將會收到之經濟利益可被實質確定時，將確認為資產。

(o) 現金及等同現金項目

就綜合現金流量表而言，現金及等同現金項目指由其取得日期起計三個月內到期之款項，包括現金、銀行及其他金融機構結存、庫券、其他合資格票據及存款證。

(p) 股息

於結算日後才建議或宣佈派發之股息應披露為結算日後事項，而不會在結算日時確認為負債。

4. 利息收入

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
上市證券投資之利息收入	**1,341**	766
非上市證券投資之利息收入	**3,621**	5,666
其他利息收入	**16,501**	31,875
	21,463	38,307

5. 其他經營收入

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
服務費及佣金收入	**3,649**	3,585
減：服務費及佣金支出	**(701)**	(889)
服務費及佣金淨收入	**2,948**	2,696
證券投資股息收入		
－上市證券投資	**–**	1
－非上市證券投資	**34**	65
其他證券投資之淨(虧損)／盈利	**(61)**	108
外滙業務之淨收益	**824**	816
其他交易業務之淨收益	**14**	8
投資物業之租金總收入	**279**	257
減：有關投資物業之支出	**(87)**	(80)
其他	**221**	151
	4,172	4,022

6. 經營支出

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
人事費用(包括董事酬金)		
－薪酬及其他費用	**3,325**	3,558
－退休成本	**253**	238
	3,578	3,796
房產及設備支出(不包括折舊)		
－房產租金	**245**	297
－資訊科技及其他	**558**	595
	803	892
自置固定資產之折舊	**632**	460
核數師酬金	**18**	23
其他經營支出	**994**	676
	6,025	5,847

7. 呆壞賬撥備

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
呆壞賬淨撥備額		
特別準備		
一新提撥	**4,519**	10,649
一撥回	**(582)**	(645)
一收回已撇除賬項(附註23)	**(904)**	(530)
	3,033	9,474
一般準備	**(178)**	(2,062)
支取損益賬淨額(附註23)	**2,855**	7,412

8. 出售／重估固定資產之淨虧損

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
出售固定資產之淨(虧損)／盈利	**(55)**	4
重估固定資產之淨虧損	**(977)**	(1,241)
	(1,032)	(1,237)

9. 持有至到期日證券及投資證券之減值(撥備)／撥備撥回

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
持有至到期日證券之減值(撥備)／撥備撥回	**(4)**	23
投資證券之減值(撥備)／撥備撥回	**(3)**	1
	(7)	24

10. 稅項

損益賬內之稅項組成如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
香港利得稅		
一本年稅項	**1,505**	877
一往年超額撥備	**(130)**	(75)
遞延稅項負債	**–**	2
	1,375	804
應佔合夥企業投資之估計香港利得稅虧損	**(488)**	(96)
	887	708
撇銷合夥企業投資	**365**	77
香港利得稅	**1,252**	785
海外稅項	**15**	29
	1,267	814
應佔聯營公司稅項	**1**	18
	1,268	832

香港利得稅乃按照本年度估計應課稅溢利依稅率16%(二零零一年：16%)提撥準備。海外溢利之稅款按照本年度估計應課稅溢利依集團經營業務所在國家之現行稅率計算。

本集團訂立多項飛機租賃及息票分拆交易，涉及集團為主要普通合夥人之特別用途合夥企業。本集團並不擁有此等企業之控制權，因而並沒有納入集團綜合賬目內。於年結日，本集團於此等企業之投資列於綜合資產負債表"其他資產"內，共達1,122,000,000港元(二零零一年：876,000,000港元)。本集團於此等合夥企業之投資按投資所得稅務利益之比例，在合夥企業年期內攤銷。此等合夥企業之總資產及總負債如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
資產	**4,721**	4,493
負債	**3,182**	3,156

11. 股東應佔溢利

自二零零一年九月十二日(本公司成立日)至二零零二年十二月三十一日止期內之股東應佔本公司溢利為4,518,000,000港元。

12. 股息

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
已付特別股息	**1,935**	–
擬派末期股息	**2,273**	–
	4,208	–

根據二零零二年六月十八日所召開之會議，董事會建議派發每股普通股0.183港元特別股息(已考慮股份合併)，總額為1,935,000,000港元。於二零零二年六月二十八日，本公司股東核准該項特別股息。

根據二零零三年三月二十日所召開之會議，董事會擬派二零零二年每股普通股0.215港元末期股息，總額為2,273,000,000港元。此擬派股息並無於本賬目中列作應付股息，惟將於截至二零零三年十二月三十一日止年度列作留存盈利分配。

13. 每股盈利

截至二零零二年十二月三十一日止年度之每股基本盈利乃根據股東應佔綜合溢利約為6,673,000,000港元(二零零一年：2,768,000,000港元)及按已發行普通股之股數10,572,780,266股計算。二零零一年度金額已因應附註32內所述之股份合併之影響作出調整，並假設該股份合併已於年度之首日經已存在。

由於本集團於截至二零零二年十二月三十一日止年度內並沒有發行任何潛在普通股本，因此每股盈利並不會被攤薄(二零零一年：無)。

14. 退休福利成本

本集團推行若干定額供款計劃，此等計劃屬於強制性公積金計劃條例("強積金條例")豁免之職業退休計劃。根據該等計劃，僱員須向職業退休計劃之每月供款為彼等基本薪金之5%，而僱主之每月供款為僱員基本月薪之5%至15%不等(視乎彼等之服務年期)。僱員有權於二十年服務期屆滿後，在僱用期終止時收取100%之僱主供款，或於三年至二十年以下服務期屆滿後，在退休、提前退休、永遠喪失工作能力及健康欠佳或僱用期終止等情況(被即時解僱除外)下，收取20%至95%之僱主供款。

隨著強積金計劃條例於二零零零年十二月一日實施，本集團亦參與中銀保誠簡易強積金計劃("強積金計劃")，該計劃之受託人為中銀國際英國保誠信託有限公司，投資管理人為中銀國際英國保誠資產管理有限公司，此兩間公司均為本公司之有關連人士。

截至二零零二年十二月三十一日，在扣除約17,000,000港元(二零零一年：約36,000,000港元)之沒收供款後，職業退休計劃之供款總額約為242,000,000港元(二零零一年：約234,000,000港元)，而本集團向強積金計劃之供款總額則約為7,000,000港元(二零零一年：約4,000,000港元)。

15. 認股權計劃

(a) 認股權計劃及股份儲蓄計劃

認股權計劃及股份儲蓄計劃的主要條款已於二零零二年七月十日由本公司的全體股東以書面決議案批准並採納。

認股權計劃旨在向參與人提供購買本公司專有權益的機會。董事會可以完全根據自己的決定，將認股權授予董事會可能選擇的任何人士。股份認購價格將根據董事會的決定於授出日期按既定規則計算每股價格。認股權可於董事會確定的任何日期之後的任何時間，或在要約不時規定的時間，或於董事會確定的終止日期當日或之前，可部分或全部行使。

股份儲蓄計劃旨在鼓勵僱員認購本公司股份。每月為認股權支付的款項應該是合資格僱員在其申請表格中指明願意支付的額度，該額度必須不少於合資格僱員於申請日期的月薪的1%亦不得多於10%，或董事會當時可能釐定的最高或最低額度。認股權可於行使期間內全部或部分行使。

於二零零二年七月二十五日在聯交所掛牌上市時，本公司曾向聯交所承諾，本公司不會在未取得聯交所事先同意前，於上市後六個月內(即截至二零零三年一月二十五日止)授出或同意授出任何認股權。有鑑於此，於截至二零零二年十二月三十一日止年度內，本公司並未根據認股權計劃或股份儲蓄計劃授出任何認股權。有關認股權計劃及股份儲蓄計劃的詳情載於第41頁。

上述兩個計劃於本年度並未開始實施。

(b) 上市前認股權計劃

於二零零二年七月五日，本公司直接控股公司中銀(BVI)根據上市前認股權計劃向若干董事及另外約60名本集團高級管理人員授予認股權，彼等可據此向中銀(BVI)購入合共31,132,600股本公司現有已發行股份。

截至二零零二年十二月三十一日止認股權詳情如下：

	董事	高級管理人員	認股權合計
於二零零二年一月一日	–	–	–
加：年內授出之認股權	**13,737,000**	**17,395,600**	**31,132,600**
減：年內行使之認股權	–	–	–
減：年內作廢之認股權	–	**(174,000)**	**(174,000)**
於二零零二年十二月三十一日	**13,737,000**	**17,221,600**	**30,958,600**

根據此計劃而授出之認股權之行使價為每股8.50港元，而相對之認股權價為1港元。上述認股權在本公司股份於聯交所開始買賣之日起計一年內不得行使。該等認股權由本公司股份於聯交所開始買賣日期起計的四年內歸屬(該等認股權項下25%的股份將於每年年底歸屬)，有效行使期為十年。於本公司股份開始在聯交所買賣之日或其後，將不會再根據上市前認股權計劃授出任何認股權。

16. 董事及高級管理人員酬金

(a) 董事酬金

本年度集團就公司董事為管理附屬公司提供之服務而已付及應付未付之酬金詳情如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
袍金	**3**	1
執行董事之其他酬金		
—基本薪金及津貼	**4**	3
—酌情發放之花紅	**1**	2
—其他(包括實物福利)	**–**	1
	8	7

董事之酬金組別如下:

	董事人數	
	二零零二年	二零零一年
1,000,000港元或以下	**12**	12
5,000,001港元至5,500,000港元	**1**	1

本年度支付予獨立非執行董事之酬金總額為800,000港元(二零零一年：無)。

本年度，本公司之直接控股公司，中銀(BVI)，按上市前認股權計劃，將合共13,737,000股(二零零一年：無)之認股權，以相等於發售價每股8.50港元授予公司董事。由是次授予認股權所產生之利益既未包含在上述披露之董事酬金中，也沒有在損益賬上反映。

(b) 五位最高薪酬人士

本年度，集團內五位最高薪酬人士包括一名董事(二零零一年：一名)，其酬金已載於上文分析。其餘四名(二零零一年：四名)最高薪酬人士之酬金分析如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
基本薪金及津貼	**9**	6
酌情發放之花紅	**1**	3
退休金計劃供款	**1**	1
	11	10

16. 董事及高級管理人員酬金（續）

(b) 五位最高薪酬人士（續）

彼等酬金之組別如下:

	人數	
	二零零二年	二零零一年
2,000,001港元至2,500,000港元	**–**	1
2,500,001港元至3,000,000港元	**2**	3
3,000,001港元至3,500,000港元	**2**	–

本年度既無董事放棄任何酬金，集團亦無向董事或五位最高薪酬人士之中任何一名支付作為加入集團之獎勵或作為離職補償之酬金。

17. 庫存現金及短期資金

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
庫存現金	**2,637**	3,240
銀行及其他金融機構之結存	**2,370**	56,658
即期及一個月內到期短期通知結餘	**95,997**	117,446
庫券（包括外滙基金票據）	**14,071**	18,911
	115,075	196,255
庫券分析如下：		
非上市之持有至到期日證券，按攤銷成本入賬：	**10,933**	12,932
非上市之其他證券投資，按公平值入賬：	**3,138**	5,979
	14,071	18,911

18. 持有之存款證

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
持有至到期日，按攤銷成本入賬		
一非上市	**8,342**	9,130
其他證券投資，按公平值入賬		
一非上市	**9,186**	10,344
	17,528	19,474

19. 持有至到期日證券

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
上市，按攤銷成本入賬	**35,219**	16,438
減：減值準備	**(12)**	-
	35,207	16,438
非上市，按攤銷成本入賬	**59,049**	34,592
減：減值準備	**(29)**	(42)
	59,020	34,550
總計	**94,227**	50,988
上市，按攤銷成本減準備入賬		
一香港	**2,946**	2,239
一海外	**32,261**	14,199
	35,207	16,438
上市證券之市值	**36,073**	15,905
持有至到期日證券按發行機構分析如下：		
一中央政府及中央銀行	**3,620**	3,470
一公共機構	**17,028**	17,722
一銀行及其他金融機構	**64,457**	24,454
一公司企業	**9,122**	5,342
	94,227	50,988

20. 投資證券

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
股份證券		
－於香港上市，按成本值入賬	**16**	16
減：減值準備	**(15)**	(12)
	1	4
－於海外上市，按成本值入賬	**1**	1
	2	5
－非上市，按成本值入賬	**44**	39
總計	**46**	44
上市股份證券之市值	**4**	5
投資證券按發行機構分析如下：		
－銀行及其他金融機構	**1**	22
－公司企業	**45**	18
－其他	**–**	4
	46	44

21. 其他證券投資

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
按公平值入賬：		
債務證券		
一於香港上市	**1,313**	294
一於海外上市	**20,818**	4,812
	22,131	5,106
一非上市	**42,078**	50,973
	64,209	56,079
股份證券		
一於香港上市	**121**	28
一非上市	**30**	62
	151	90
總計	**64,360**	56,169
其他證券投資按發行機構分析如下:		
一中央政府及中央銀行	**3,069**	1,495
一公共機構	**4,914**	24,557
一銀行及其他金融機構	**46,662**	28,876
一公司企業	**9,715**	1,241
	64,360	56,169

22. 貸款及其他賬項

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
客戶貸款	**321,034**	323,038
應計利息	**2,006**	2,180
	323,040	325,218
呆壞賬準備		
一一般	**(6,363)**	(6,538)
一特別	**(8,650)**	(10,576)
	(15,013)	(17,114)
	308,027	308,104
銀行及其他金融機構貸款	**305**	4
	308,332	308,108

22. 貸款及其他賬項(續)

不履約貸款分析如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
不履約貸款	**25,659**	35,512
就上述不履約貸款作出之特別準備	**8,637**	10,322
佔客戶貸款總額之百分比	**7.99%**	10.99%
暫記利息	**408**	610

不履約貸款指利息已記入暫記賬或已停止計算利息之客戶貸款。特別準備之撥備已考慮有關貸款之抵押品價值。

於二零零二年十二月三十一日，對銀行及其他金融機構之貸款既無利息已記入暫記賬或已停止計算利息，亦無任何特別準備之撥備(二零零一年：無)。

於二零零二年六月二十六日，中銀香港向中國銀行開曼群島分行出售賬面總值為11,401,000,000港元另扣除特別準備為2,679,000,000港元之貸款不附追索權(附註42(a))。於二零零一年十二月三十一日，此等於二零零二年度出售之貸款中所包括的不履約貸款賬面總值為7,269,000,000港元，該等不履約貸款的特別準備則為2,538,000,000港元。倘若出售已於二零零一年十二月三十一日進行，則其時之不履約貸款佔客戶貸款總額之百分比將為9.06%。

23. 呆壞賬準備

	二零零二年			
	特別準備 港幣百萬元	一般準備 港幣百萬元	總計 港幣百萬元	暫記利息 港幣百萬元
於二零零二年一月一日	**10,621**	**6,541**	**17,162**	**610**
在損益賬支取／(撥回)(附註7)	**3,033**	**(178)**	**2,855**	**-**
撇銷款額	**(3,229)**	**-**	**(3,229)**	**(37)**
收回往年已撇銷之貸款(附註7)	**904**	**-**	**904**	**-**
撇銷出售之貸款(附註)	**(2,679)**	**-**	**(2,679)**	**-**
年內暫記利息	**-**	**-**	**-**	**296**
收回暫記利息	**-**	**-**	**-**	**(461)**
於二零零二年十二月三十一日	**8,650**	**6,363**	**15,013**	**408**
自下列項目內扣除：				
一客戶貸款	**8,650**	**6,363**	**15,013**	

23. 呆壞賬準備(續)

	二零零一年			
	特別準備 港幣百萬元	一般準備 港幣百萬元	總計 港幣百萬元	暫記利息 港幣百萬元
於二零零一年一月一日	11,031	8,624	19,655	763
在損益賬支取／(撥回)(附註7)	9,474	(2,062)	7,412	(13)
撇銷款額	(10,414)	(21)	(10,435)	(173)
收回往年已撇銷之貸款(附註7)	530	–	530	–
年內暫記利息	–	–	–	339
收回暫記利息	–	–	–	(306)
於二零零一年十二月三十一日	10,621	6,541	17,162	610
自下列項目內扣除：				
–其他資產	45	3	48	
–客戶貸款	10,576	6,538	17,114	
	10,621	6,541	17,162	

附註：

於二零零二年六月二十六日，中銀香港向中國銀行開曼群島分行出售賬面總值為11,401,000,000港元另扣除特別準備為2,679,000,000港元之貸款不附追索權(附註42(a))。

24. 投資附屬公司

	二零零二年 港幣百萬元
非上市股份，按成本值入賬	**52,864**

本公司所有直接及間接之附屬公司詳情載於本年報附錄一"本公司之附屬公司"。於二零零二年十二月三十一日之主要附屬公司呈列如下：

名稱	註冊及成立地點	已發行股本	持有權益	主要業務
中國銀行(香港)有限公司	香港	43,042,840,858普通股 每股面值1港元	*100%	銀行業務
南洋商業銀行有限公司	香港	6,000,000普通股 每股面值100港元	100%	銀行業務
集友銀行有限公司	香港	3,000,000普通股 每股面值100港元	70.49%	銀行業務
中銀信用卡(國際)有限公司	香港	1,000,000普通股 每股面值100港元	100%	信用卡服務業
寶生期貨有限公司	香港	250,000普通股 每股面值100港元	100%	商品經紀

* 本公司直接持有股份

25. 投資聯營公司

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
應佔淨資產值	**186**	368
減：減值準備	**(22)**	(22)
	164	346
貸款予聯營公司(附註)	**346**	68
應收聯營公司款項	**–**	2
減：貸款予聯營公司之準備	**(27)**	–
	483	416

附註：
於二零零二年十二月三十一日所有貸款予聯營公司之條款及利率均按市場現行商業條款進行。

於二零零二年十二月三十一日之主要聯營公司均為公司企業，呈列如下：

名稱	註冊及成立地點	已發行股本	集團間接持有之股份權益	主要業務
中芝興業財務有限公司	香港	100,000普通股 每股面值1,000港元	30%	金融顧問服務
朝暉置業有限公司	香港	100,000普通股 每股面值10港元	40%	物業投資
中華保險顧問有限公司	香港	6,000,000普通股 每股面值1港元	33%	保險經紀
銀聯通寶有限公司	香港	100,238普通股 每股面值100港元	19.96%	自動櫃員機服務及 銀行私人訊息轉換網絡
金東財務有限公司	香港	1,000,000普通股 每股面值100港元	50%	接受存款公司
鼎協租賃國際有限公司	香港	30,000,000普通股 每股面值1港元	40%	租賃融資服務
利滿企業有限公司	香港	10,000普通股 每股面值1港元	35%	物業投資
浙江商業銀行有限公司	中國	註冊資本	25%	銀行及相關金融服務

26. 固定資產

	二零零二年				
	房產 港幣百萬元	投資物業 港幣百萬元	發展中物業 港幣百萬元	設備、固定設施及裝置 港幣百萬元	總計 港幣百萬元
成本或估值					
於二零零二年一月一日	**15,539**	**4,881**	**39**	**3,418**	**23,877**
增置	**1**	**2**	**–**	**431**	**434**
收購附屬公司	**597**	**315**	**–**	**5**	**917**
出售	**(699)**	**(36)**	**–**	**(330)**	**(1,065)**
重估	**(1,211)**	**(219)**	**–**	**–**	**(1,430)**
重新分類	**(782)**	**782**	**–**	**–**	**–**
於二零零二年十二月三十一日	**13,445**	**5,725**	**39**	**3,524**	**22,733**
累計折舊					
於二零零二年一月一日	**214**	**–**	**7**	**2,607**	**2,828**
本年度折舊	**401**	**–**	**–**	**231**	**632**
收購附屬公司	**–**	**–**	**–**	**4**	**4**
出售	**(127)**	**–**	**–**	**(330)**	**(457)**
重估回撥	**(486)**	**–**	**–**	**–**	**(486)**
於二零零二年十二月三十一日	**2**	**–**	**7**	**2,512**	**2,521**
賬面淨值					
於二零零二年十二月三十一日	**13,443**	**5,725**	**32**	**1,012**	**20,212**
於二零零一年十二月三十一日	15,325	4,881	32	811	21,049
上述資產之成本值或估值分析如下：					
於二零零二年十二月三十一日					
按成本值	**–**	**–**	**39**	**3,524**	**3,563**
按估值	**13,445**	**5,725**	**–**	**–**	**19,170**
	13,445	**5,725**	**39**	**3,524**	**22,733**
於二零零一年十二月三十一日					
按成本值	–	–	39	3,418	3,457
按估值	15,539	4,881	–	–	20,420
	15,539	4,881	39	3,418	23,877

26. 固定資產(續)

房產之賬面值按租約剩餘期限分析如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
在香港持有：		
長期租約(超過50年)	**8,217**	10,394
中期租約(10年至50年)	**4,942**	4,616
短期租約(少於10年)	**3**	3
在海外持有：		
長期租約(超過50年)	**53**	94
中期租約(10年至50年)	**222**	217
短期租約(少於10年)	**6**	1
	13,443	15,325

投資物業之賬面值按租約剩餘期限分析如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
在香港持有：		
長期租約(超過50年)	**4,666**	4,038
中期租約(10年至50年)	**929**	690
在海外持有：		
長期租約(超過50年)	**37**	5
中期租約(10年至50年)	**93**	148
	5,725	4,881

投資物業由獨立特許測計師卓德測計師有限公司於二零零二年十二月三十一日以公開市值基準進行重估。

於二零零二年十二月三十一日，董事經參考獨立測計師對若干房產所作之專業估值，而對列於資產負債表內之大部份房產價值進行了重估。

根據上述之重估結果，集團之房產及投資物業之升值及減值額已分別於集團之物業重估儲備及損益賬確認如下：

	房產 港幣百萬元	投資物業 港幣百萬元
貸記／(借記)物業重估儲備之重估增值／(減值)	**46**	**(13)**
於損益賬內支取之重估減值	**(771)**	**(206)**
	(725)	**(219)**

於二零零二年十二月三十一日，假若房產按成本值減累計折舊及減值虧損列賬，集團之資產負債表內之房產之賬面淨值應為7,448,000,000港元(二零零一年：7,924,000,000港元)。

27. 香港特別行政區之流通紙幣

香港特別行政區之流通紙幣由持有之香港特別行政區政府負債證明書之存款基金作擔保。

28. 客戶存款

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
即期存款及往來存款	**21,476**	18,639
儲蓄存款	**204,363**	184,288
定期、短期及通知存款	**375,138**	403,501
	600,977	606,428

29. 已抵押資產

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
有抵押之負債	**3,198**	1,813
已抵押資產		
一證券抵押品	**3,400**	1,883

有抵押之負債及已抵押資產涉及外滙基金票據及債券交易之短倉額，並由外滙基金票據及債券之長盤額作抵押。

30. 其他賬項及準備

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
應付利息	**1,167**	1,615
本期税項(附註(a))	**544**	59
遞延税項	**11**	8
重組準備(附註(b))	**649**	666
應計及其他應付款項	**15,019**	18,323
	17,390	20,671

(a) 本期税項

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
香港利得税	**531**	42
海外税項	**13**	17
	544	59

30. 其他賬項及準備(續)

(b) 重組準備

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
於一月一日	**666**	–
於損益賬支取	–	937
年內動用之金額	**(17)**	(271)
於十二月三十一日	**649**	666

重組準備乃因應本集團進行之重組及合併而作出。於二零零二年十二月三十一日止年度仍未動用之金額主要屬於集團重組活動產生之應付印花稅。

31. 遞延稅項

遞延稅項負債主要指由加速折舊免稅額導致之稅務影響。於二零零二年十二月三十一日，因一般呆壞賬準備而產生之潛在遞延稅項資產合共1,018,000,000港元(二零零一年：1,046,000,000港元)，並未在資產負債表內確認。

32. 股本

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
法定：		
20,000,000,000股每股面值5港元之普通股	**100,000**	100,000

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
已發行及繳足：		
10,572,780,266股每股面值5港元之普通股	**52,864**	52,864

按照二零零二年七月十日所有公司股東通過之書面決議案，本公司法定及已發行公司股本，分別為100,000,000,000股及52,863,901,330股每股面值1港元之普通股，已合併及分別界分為20,000,000,000股法定股本及10,572,780,266股每股面值5港元之普通股。

33. 儲備

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
房產重估儲備	**113**	141
投資物業重估儲備	**–**	18
換算儲備	**(2)**	(2)
留存盈利／(累計虧損)	**3,966**	(851)
	4,077	(694)

34. 綜合現金流量表附註

(a) 提取撥備後之經營溢利與除稅前經營現金之流出對賬

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
提取撥備後之經營溢利	**9,234**	5,750
折舊	**632**	460
呆壞賬撥備	**2,855**	7,412
已撇銷之貸款(扣除收回款額)	**(2,325)**	(9,905)
原到期日超過三個月之即期及短期通知結餘之變動	**11,620**	(9,507)
原到期日超過三個月之庫券之變動	**9,904**	(12,464)
原到期日超過三個月之銀行及其他金融機構存款之變動	**3,494**	(10,212)
貿易票據之變動	**(210)**	157
原到期日超過三個月之持有之存款證之變動	**989**	331
持有至到期日證券之變動	**(43,243)**	(2,639)
其他證券投資之變動	**(8,191)**	(22,288)
貸款及其他賬項之變動	**(9,524)**	19,914
其他資產之變動	**1,357**	824
還款期超過三個月之銀行及其他金融機構之存款及結餘之變動	**(5,204)**	(13,801)
客戶存款之變動	**(5,451)**	(18,298)
其他賬項及準備之變動	**(3,830)**	10,045
滙兑差額	**–**	(4)
除稅前經營現金之流出	**(37,893)**	(54,225)

34. 綜合現金流量表附註(續)

(b) 融資變動之分析

	二零零二年		
	股本 港幣百萬元	發行之存款證 港幣百萬元	少數股東權益 港幣百萬元
於二零零二年一月一日	**52,864**	**5,000**	**1,066**
贖回時現金流出	**–**	**(5,000)**	**–**
少數股東應佔溢利	**–**	**–**	**127**
已付少數股東股息	**–**	**–**	**(79)**
於二零零二年十二月三十一日	**52,864**	**–**	**1,114**

	二零零一年		
	股本 港幣百萬元	發行之存款證 港幣百萬元	少數股東權益 港幣百萬元
於二零零一年一月一日	52,864	9,000	1,532
贖回時現金流出	–	(4,000)	–
少數股東應佔溢利	–	–	133
少數股東應佔重估儲備	–	–	49
已付少數股東股息	–	–	(638)
出售附屬公司時撥回	–	–	(10)
於二零零一年十二月三十一日	52,864	5,000	1,066

(c) 現金及等同現金項目結存分析

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
庫存現金及銀行及其他金融機構結餘	**5,007**	59,898
原到期日在三個月內之即期及短期通知存款	**77,354**	87,183
原到期日在三個月內之庫券	**8,258**	3,194
原到期日在三個月內之銀行及其他金融機構存款	**19,723**	16,843
原到期日在三個月內之持有存款證	**234**	1,191
原到期日在三個月內之銀行及其他金融機構之存款及結餘	**(27,511)**	(47,645)
	83,065	120,664

34. 綜合現金流量表附註(續)

(d) 收購附屬公司

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
收購淨資產：		
一固定資產	**913**	13
一其他資產	**41**	-
一現金及銀行結餘	**124**	61
一其他賬項及準備	**(64)**	(37)
	1,014	37
支付方式：		
一現金代價	**1,014**	37
收購附屬公司之現金及等同現金項目之(流出)／流入淨額分析：		
一現金代價	**(1,014)**	(37)
一現金及銀行結存	**124**	61
	(890)	24

(e) 重大之非現金交易

於二零零二年十二月三十一日，本集團由於不再對香港印鈔有限公司行使重大影響權力，因此上述之投資已由投資聯營公司重新分類到投資證券。此款項於二零零一年十二月三十一日為31,000,000港元。

35. 到期日分析

於十二月三十一日至合約到期日之剩餘期限之資產及負債之到期日分析滙總如下：

	二零零二年						
	即期 港幣百萬元	三個月或以下 港幣百萬元	三個月以上但一年內 港幣百萬元	一年以上但五年內 港幣百萬元	五年以上 港幣百萬元	無註明日期 港幣百萬元	總計 港幣百萬元
資產							
庫券	–	12,567	1,504	–	–	–	14,071
庫存現金及其他短期資金	5,007	95,997	–	–	–	–	101,004
銀行及其他金融機構存款	21	72,411	7,727	–	–	–	80,159
持有之存款證	–	1,921	6,589	8,824	194	–	17,528
債務證券，含於							
－持有至到期日證券	–	11,565	12,798	65,763	4,064	78	94,268
－其他證券投資	–	15,919	6,068	39,178	3,044	–	64,209
客戶貸款	26,979	17,172	25,702	124,813	100,533	25,835	321,034
銀行及其他金融機構貸款	–	1	1	303	–	–	305
負債							
銀行及其他金融機構之存款及結餘	4,164	25,403	390	–	–	–	29,957
客戶存款	228,103	350,232	22,215	427	–	–	600,977

35. 到期日分析(續)

	二零零一年						
	即期 港幣百萬元	三個月或以下 港幣百萬元	三個月以上但一年內 港幣百萬元	一年以上但五年內 港幣百萬元	五年以上 港幣百萬元	無註明日期 港幣百萬元	總計 港幣百萬元
資產							
庫券	–	12,721	6,190	–	–	–	18,911
庫存現金及其他短期資金	59,898	117,446	–	–	–	–	177,344
銀行及其他金融機構存款	–	53,700	27,073	–	–	–	80,773
持有之存款證	–	4,768	6,768	7,789	149	–	19,474
債務證券，含於							
一持有至到期日證券	2	8,641	12,853	24,675	4,859	–	51,030
一其他證券投資	–	27,021	5,885	22,130	1,043	–	56,079
客戶貸款	29,161	19,787	22,809	111,542	103,796	35,943	323,038
銀行及其他金融機構貸款	–	–	–	4	–	–	4
負債							
銀行及其他金融機構之存款及結餘	5,154	48,477	1,664	–	–	–	55,295
客戶存款	205,835	367,024	32,473	1,096	–	–	606,428
發行之存款證	–	–	5,000	–	–	–	5,000

上述到期日分類乃按照香港金融管理局頒佈之監管政策守則規定之《本地註冊認可機構披露財務資料》指引而編製。根據該指引，本集團將逾期不超過一個月之貸款及債務證券申報為"即期"資產，並將不履約資產或逾期超過一個月之資產申報為"無註明日期"資產。對於按不同款額或分期償還之資產，只有該資產中實際逾期之部分被視作逾期。其他未到期之部份仍繼續根據剩餘期限申報，但假若對該資產之償還能力有疑慮，則將該等款項列為"無註明日期"。上述列示之資產並未扣除任何相關準備(如有)。

按尚餘到期日對其他證券投資之分析是為符合香港金融管理局頒佈之監管政策守則規定之《本地註冊認可機構披露財務資料》指引而披露的。所作披露不代表此等證券將持有至到期日。

36. 資產負債表外之風險

(a) 或然負債及承擔

或然負債及承擔中每項重要類別之合約數額摘要如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
直接信貸替代項目	**3,839**	1,967
與交易有關之或然負債	**2,286**	2,273
與貿易有關之或然負債	**16,409**	16,391
其他承擔，原到期日為		
－一年以下或可無條件撤銷	**75,844**	84,497
－一年及以上	**64,402**	43,879
其他	**–**	88
	162,780	149,095

(b) 衍生工具

衍生工具中每項重要類別之名義合約數額摘要如下：

	二零零二年			二零零一年		
	買賣 港幣百萬元	風險對沖 港幣百萬元	總計 港幣百萬元	買賣 港幣百萬元	風險對沖 港幣百萬元	總計 港幣百萬元
滙率合約						
現貨	**13,697**	**–**	**13,697**	18,766	–	18,766
遠期及期貨合約	**224**	**–**	**224**	3,224	–	3,224
掉期	**179,544**	**6,082**	**185,626**	124,585	4,688	129,273
外滙交易期權合約						
一買入貨幣期權	**622**	**–**	**622**	2,195	–	2,195
一賣出貨幣期權	**28,633**	**–**	**28,633**	19,850	–	19,850
	222,720	**6,082**	**228,802**	168,620	4,688	173,308
利率合約						
利率掉期	**228**	**20,055**	**20,283**	60	10,088	10,148
遠期利率協議	**–**	**–**	**–**	1,280	–	1,280
	228	**20,055**	**20,283**	1,340	10,088	11,428
貴金屬合約	**779**	**–**	**779**	545	–	545
股份權益合約						
一買入股票期權	**975**	**–**	**975**	–	–	–
一賣出股票期權	**873**	**–**	**873**	–	–	–
	1,848	**–**	**1,848**	–	–	–
總計	**225,575**	**26,137**	**251,712**	170,505	14,776	185,281

36. 資產負債表外之風險(續)

(b) 衍生工具(續)

上述資產負債表外風險之重置成本及信貸風險加權數額(並未計及雙邊淨額結算安排之影響)如下：

	二零零二年	二零零一年	二零零二年	二零零一年
	信貸風險加權數額		重置成本	
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
或然負債及承擔	**45,936**	29,490	**不適用**	不適用
衍生工具				
一滙率合約	**596**	407	**870**	457
一利率合約	**60**	37	**120**	99
一貴金屬合約	**5**	5	**13**	6
一股份權益合約	**33**	–	**17**	–
	694	449	**1,020**	562
總計	**46,630**	29,939	**1,020**	562

該等工具之合約或名義數額僅顯示於二零零二年十二月三十一日及二零零一年十二月三十一日未完成之交易量，並不代表本集團存在風險之金額。

信貸風險加權數額是根據銀行業條例附表三及香港金融管理局發出之指引計算。計算金額與交易對手之情況及各類合約之期限特徵有關。

重置成本是指重置所有按市值計算而其價值為正數的合約的成本(假設交易對手不履行責任)，並根據該等合約的市值計算。重置成本是該等合約於結算日之信貸風險近似值。

37. 資本承擔

本集團未於賬目中撥備之資本承擔金額如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
已批准及簽約但未撥備	**303**	74
已批准但未簽約	**–**	25
	303	99

以上資本承擔大部份為將購入之電腦硬件及軟件。

38. 經營租賃承擔

作為承租人

根據本集團不可撤銷之經營租賃合約，下列為未來有關租賃承擔所須支付之最低租金：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
土地及樓宇		
－不超過一年	**164**	333
－一年以上至五年內	**175**	150
－五年後	**9**	–
	348	483

作為出租人

本集團與租客已簽訂合約之未來最低應收租金如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
土地及樓宇		
－不超過一年	**198**	241
－一年以上至五年內	**226**	291
－五年後	**2**	–
	426	532

39. 訴訟

本集團目前正面對多項由獨立人士提出的索償及反索償。該等索償及反索償與本集團的正常商業活動有關。

由於董事認為本集團可對申索人作出有力抗辯或預計該等申索所涉及的數額不大，故並未對該等索償及反索償作出重大撥備。

40. 分類資料

分部為集團可辨認之組成部份，而從事提供產品及服務所得之風險與回報是有別於其他分部(業務分部)，或在某單一經濟地區提供產品及服務(地區分部)。本集團採用業務分部為基本報告形式，而地區分部為次要報告形式。

分部收入、支出、業績、資產及負債包括可直接地歸屬於一分部及所有可以合理地分配予該分部之項目。收入分配反映以內部資本分配及資金轉移機制將資本及其他資金來源之利益分配予業務及地區分部。

40. 分類資料(續)

(a) 按業務劃分

	二零零二年					
	商業銀行 港幣百萬元	財資業務 港幣百萬元	未分配項目 港幣百萬元	小計 港幣百萬元	合併抵銷 港幣百萬元	綜合 港幣百萬元
淨利息收入	10,876	2,375	691	13,942	–	13,942
其他經營收入	3,110	745	861	4,716	(544)	4,172
經營收入	13,986	3,120	1,552	18,658	(544)	18,114
經營支出	(4,504)	(174)	(1,891)	(6,569)	544	(6,025)
提取撥備前之 經營溢利/(虧損)	9,482	2,946	(339)	12,089	–	12,089
呆壞賬撥備	(2,855)	–	–	(2,855)	–	(2,855)
提取撥備後之 經營溢利/(虧損)	6,627	2,946	(339)	9,234	–	9,234
出售/重估固定資產之 淨虧損	–	–	(1,032)	(1,032)	–	(1,032)
持有至到期日證券及 投資證券之減值撥備	–	(4)	(3)	(7)	–	(7)
聯營公司之減值撥備	–	–	(27)	(27)	–	(27)
應佔聯營公司之經營虧損	–	–	(100)	(100)	–	(100)
除税前溢利/(虧損)	6,627	2,942	(1,501)	8,068	–	8,068
資產						
分部資產	313,429	400,100	21,173	734,702	–	734,702
投資聯營公司	–	–	483	483	–	483
未分配公司資產	–	–	304	304	–	304
	313,429	400,100	21,960	735,489	–	735,489
負債						
分部負債	612,240	62,431	2,469	677,140	–	677,140
未分配公司負債	–	–	294	294	–	294
	612,240	62,431	2,763	677,434	–	677,434
其他資料						
增置固定資產	–	–	1,351	1,351	–	1,351
折舊	–	–	632	632	–	632
持有至到期日證券之 溢價/折讓攤銷	–	1,089	–	1,089	–	1,089
除折舊/攤銷外之非現金支出	2,855	–	–	2,855	–	2,855

40. 分類資料(續)

(a) 按業務劃分(續)

	二零零一年					
	商業銀行 港幣百萬元	財資業務 港幣百萬元	未分配項目 港幣百萬元	小計 港幣百萬元	合併抵銷 港幣百萬元	綜合 港幣百萬元
淨利息收入	10,758	3,238	991	14,987	–	14,987
其他經營收入	2,925	888	724	4,537	(515)	4,022
經營收入	13,683	4,126	1,715	19,524	(515)	19,009
經營支出	(4,811)	(335)	(1,216)	(6,362)	515	(5,847)
提取撥備前之經營溢利	8,872	3,791	499	13,162	–	13,162
呆壞賬撥備	(7,412)	–	–	(7,412)	–	(7,412)
提取撥備後之經營溢利	1,460	3,791	499	5,750	–	5,750
重組費用	–	–	(937)	(937)	–	(937)
出售/重估固定資產之淨虧損	–	–	(1,237)	(1,237)	–	(1,237)
出售持有至到期日證券及投資證券之淨收益	–	–	20	20	–	20
持有至到期日證券及投資證券之減值撥備撥回	–	23	1	24	–	24
出售附屬公司之淨收益	–	–	12	12	–	12
聯營公司之減值撥備/出售聯營公司之收益	–	–	20	20	–	20
應佔聯營公司之經營溢利	–	–	81	81	–	81
除稅前溢利/(虧損)	1,460	3,814	(1,541)	3,733	–	3,733
資產						
分部資產	312,158	430,990	21,938	765,086	–	765,086
投資聯營公司	–	–	416	416	–	416
未分配公司資產	–	–	638	638	–	638
	312,158	430,990	22,992	766,140	–	766,140
負債						
分部負債	616,875	93,444	2,357	712,676	–	712,676
未分配公司負債	–	–	228	228	–	228
	616,875	93,444	2,585	712,904	–	712,904
其他資料						
增置固定資產	–	–	1,463	1,463	–	1,463
折舊	–	–	460	460	–	460
持有至到期日證券之溢價/折讓攤銷	–	734	–	734	–	734
除折舊/攤銷外之非現金支出	7,412	–	–	7,412	–	7,412

40. 分類資料(續)

(a) 按業務劃分(續)

商業銀行業務包括接納存款、提供按揭貸款、信用卡貸款、滙款、證券經紀服務及保險代理服務、商業貸款、貿易融資及透支貸款。

財資業務包括資金市場、外滙買賣及資本市場業務。財資業務部門管理本集團之融資活動，為所有其他業務部門管理及提供資金，並接納從商業銀行存款業務中籌借之資金。該等部門間資金交易按適當市場買／賣價或按其他業務部門平均資金需求所釐定之內部融資利率及有關財政年度一個月銀行同業拆息率之平均定價。此外，本集團外滙業務之盈虧亦屬財資業務部門之管轄範圍。本附註所呈列之損益資料已按部門間支出／收入交易編製。分部資產及負債並無就部門間借貸之影響而作出調整(換言之，分部損益資料不可與分部資產及負債資料作比較)。

未分配項目主要包括本集團之固定資產、投資證券、聯營公司權益及其他無法合理劃入某一特定業務部門之項目。本集團之資本利息收入亦作為未分配項目列入利息收入淨額內。租金支出按業務部門所佔每平方英呎之固定比率劃分。

職能單位之經營支出劃入最常使用該部門提供服務之有關業務部門。無法劃入某一特定業務部門之其他共用服務之經營支出亦列入未分配項目內。

(b) 按地理區域劃分

由於本集團超過90%以上之收入來自香港，且本集團超過90%之資產乃來自於香港之商業決策及業務，故未按地域進行劃分。

41. 董事及高級職員貸款

根據香港公司條例第161B(4C)條的規定，向集團董事及高級職員提供之貸款詳情如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
於年末尚未償還之貸款總額	**99**	14
於年內未償還貸款之最高總額	**137**	20

42. 主要之有關連人士交易

有關連人士指有能力直接或間接控制另一方，或可在財政及經營決策方面向另一方行使重大影響之人士。倘有關方受共同控制或共同重大影響，亦被視為有關連人士。有關連人士可為個人或其他公司。

年內，本集團與包括最終控股公司、本集團之聯營公司、及直接或間接由最終控股公司控制或受其重大影響之有關連人士進行多種交易。

42. 主要之有關連人士交易(續)

(a) 向有關連人士出售若干資產

於二零零二年出售貸款予中國銀行開曼群島分行

根據中銀香港與中國銀行開曼群島分行於二零零二年六月二十六日所簽訂之買賣協議，中銀香港將其於賬面值總計為11,401,000,000港元(扣除特別準備約2,679,000,000港元)之若干貸款中享有之所有實益權益，以代價約為8,722,000,000港元出售。此等出售貸款其中含原為向有關連人士提供之貸款，賬面值為5,693,000,000港元(扣除特別準備約 749,000,000港元)，亦以代價約為 4,944,000,000港元出售。此等貸款於二零零一年十二月三十一日資產負債表內之賬面值及賬面淨值分別約為5,418,000,000港元及4,635,000,000港元。

根據貸款買賣協議規定，該等買賣於交易日起，中銀香港售出而中國銀行購入中銀香港於貸款中擁有之實益權益及若干相關抵押品，該等買賣不具追索權。

出售物業予中銀保險

於二零零二年十二月二日，中銀香港與中國銀行之間接附屬公司中銀保險，達成買賣協議。根據該項協議，中銀香港同意賣出而中銀保險同意購入位於德輔道中134 - 136號之新華銀行中心，作價193,000,000港元。該項出售完成之後，中銀香港將向中銀保險以每月租金400,000港元(不包括差餉稅及管理費)租回部份物業以繼續機利文街分行之運作。估計買賣能夠於二零零三年四月二日或以前完成。

向有關連人士提供出售貸款管理服務

根據中銀香港、南商、中國銀行及中港於二零零二年七月六日所簽訂之服務協議，中銀香港與南商承諾按各方不時議定之服務費用，對一九九九年轉讓予中港及二零零二年轉讓予中銀開曼之貸款及相關抵押品提供管理服務。於二零零二年，該管理費約為7,000,000港元。

(b) 向有關連人士購入若干資產

購入附屬公司

年內，中銀香港以總額約1,000,000,000港元向同系附屬公司嘉國購入新僑及柏浪濤之100%權益。兩家公司之主要業務為持有物業，而該等物業主要為中銀香港之行址。此收購解除了中銀香港與一間同系附屬公司之間若干債務。有關交易是按一般商業條款之市場價格進行。

(c) 有關連人士提供擔保之第三者貸款

於二零零二年十二月三十一日，中國銀行及一間同系附屬公司為本集團給予若干第三者之貸款1,982,000,000港元(二零零一年：1,900,000,000港元)提供擔保。該同系附屬公司亦擁有該等第三者不超過20%之股份權益。

42. 主要之有關連人士交易(續)

(d) 與有關連人士在正常業務範圍內進行之交易摘要

與中國銀行、同系附屬公司及聯營公司達成之有關連人士交易所產生之總收入及支出摘要如下：

	附註	二零零二年 港幣百萬元	二零零一年 港幣百萬元
損益項目：			
利息收入	(i)	**491**	4,349
利息支出	(ii)	**(247)**	(2,795)
已收保險佣金(淨額)	(iii)	**98**	39
已收行政服務費用	(iv)	**24**	14
已收租金及牌照費	(iv)	**28**	25
已收基金銷售佣金收入	(vi)	**103**	29
代理銀行業務費用攤分	(vii)	**9**	8
已付信用卡佣金(淨額)	(v)	**(47)**	(21)
已付證券經紀佣金(淨額)	(v)	**(82)**	(119)
已付租務費用	(v)	**(35)**	(61)
已付物業管理及租務代理費用	(v)	**(18)**	(13)
呆壞賬撥備		**(15)**	(403)

	附註	二零零二年 港幣百萬元	二零零一年 港幣百萬元
資產負債表項目：			
庫存現金及短期資金	(i)	**15,041**	69,458
銀行及其他金融機構存款	(i)	**17,539**	13,400
貸款	(i), (viii)	**867**	6,531
其他證券投資	(i)	**234**	234
其他資產	(ix)	**5**	106
銀行及其他金融機構之存款及結餘	(ii)	**20,304**	48,386
客戶存款	(ii)	**4,409**	3,958
其他賬項及準備	(ix)	**5**	–

附註：

(i) 利息收入

本集團在正常業務中與中國銀行、同系附屬公司及聯營公司進行多種交易，包括接受現金及短期資金存款、銀行及其他金融機構存款、證券投資及提供貸款。此等交易均按市場之一般商業條款進行，其定價及條款並不會優於與其他第三者所訂定的交易條款。

(ii) 利息支出

本集團在正常業務中接受中國銀行、同系附屬公司及聯營公司之同業存款及往來、定期、儲蓄及其他存款，均按市場之一般商業條款進行。

42. 主要之有關連人士交易(續)

(d) 與有關連人士在正常業務範圍內進行之交易摘要(續)

(iii) 已收保險佣金(淨額)

本集團在正常業務中向同系附屬公司提供保險代理服務及購買一般及人壽保險單，均按市場之一般商業條款進行。

(iv) 已收行政服務費、租金及牌照費

本集團在正常業務中向中國銀行、同系附屬公司及聯營公司提供內部稽核、科技、人力資源支援及培訓等各項行政服務，及收取寫字樓物業租金及牌照費用，均按市場之一般商業條款進行。

(v) 已付佣金、物業管理、租務代理費用及租務費用

本集團在正常業務中就信用卡之行政管理及推廣服務、證券經紀服務、物業管理及租務代理所支付予中國銀行及其同系附屬公司佣金，並向中國銀行及其聯營公司支付租務費用。此等交易均按市場之一般商業條款之價格進行。

(vi) 已收基金銷售佣金

本集團在正常業務中以中介人身份向本集團客戶推廣和銷售一間同系附屬公司的基金產品，此業務乃按市場之一般商業條款進行。

(vii) 代理銀行業務費用攤分

本集團在正常業務中向客戶提供代理銀行服務，其中包括滙款及中國銀行向客戶發出之信用證通知和託收。中國銀行向其客戶提供類似服務，包括滙款及中銀香港向客戶發出之信用證通知和託收。本集團與中國銀行分攤客戶所付費用。

(viii) 有關連人士貸款

本集團在正常業務中按一般市場商業條款向中國銀行、同系附屬公司及聯營公司提供貸款及信貸融資。此等交易之收入包括貸款之利息收入、以及貸款手續及貸款承諾費。

(ix) 其他資產及其他賬項及準備

其他資產及其他賬項及準備包括了向中國銀行及同系附屬公司之應收及應付賬款。此等應收／付賬款屬正常業務範疇進行之交易。

(e) 資產負債表外之風險

或然負債及承擔

本集團在正常業務中按市場之一般商業條款為中國銀行及同系附屬公司之責任提供擔保。於二零零二年十二月三十一日，該等擔保數額為185,000,000港元(二零零一年：297,000,000港元)。

衍生工具

本集團在正常業務過程中與中國銀行及同系附屬公司訂立了外滙合約及利率合約。該等衍生交易之名義數額總值為12,722,000,000港元(二零零一年：10,655,000,000港元)。此等交易按市場之一般商業條款進行。

42. 主要之有關連人士交易(續)

(f) 與集團公司及聯營公司之結餘

下列資產負債表項目內包括與最終控股公司之結餘如下:

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
庫存現金及短期資金	**15,031**	69,197
銀行及其他金融機構存款	**17,533**	13,053
貸款	**4**	37
其他證券投資	**234**	234
其他資產	**–**	106
銀行及其他金融機構之存款及結餘	**19,107**	48,004

下列資產負債表項目內包括與最終控股公司之同系附屬公司及聯營公司之結餘如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
庫存現金及短期資金	**10**	191
銀行及其他金融機構存款	**6**	347
貸款	**517**	5,717
其他資產	**5**	–
銀行及其他金融機構之存款及結餘	**1,195**	379
客戶存款	**4,352**	3,936
其他賬項及準備	**5**	–

於二零零二年十二月三十一日與本集團聯營公司並沒有重大之結餘。

(g) 主要高層人員

除貸款約99,000,000港元予主要高層人員外，本集團並沒有與中銀香港及其控股公司之主要高層人員或其相關方進行重大交易。

43. 最終控股公司

本集團之最終控股公司為根據中華人民共和國法律成立之國有商業銀行－中國銀行。

44. 賬目核准

本賬目已於二零零三年三月二十日經董事會通過及核准發佈。

未經審核之補充財務資料

1. 資本充足比率

	二零零二年	二零零一年
資本充足比率	**13.99%**	14.38%
經調整之資本充足比率	**14.39%**	14.57%

資本充足比率乃根據銀行業條例附表三，及按金管局就監管規定要求以綜合基準計算中銀香港及其指定之附屬公司財務狀況的比率。

經調整資本充足比率乃根據金管局頒佈的監管手冊內之《就市場風險維持充足資本》指引，計入在資產負債表日期之市場風險，按照未經調整之資本充足比率相同之合併基準計算。

2. 扣減後之資本基礎成份

用於計算以上二零零二年十二月三十一日及二零零一年十二月三十一日之資本充足比率及已滙報金管局之扣減後之綜合資本基礎分析如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
核心資本：		
繳足股款的普通股股本	**43,043**	43,043
儲備	**8,087**	9,481
損益賬	**2,360**	(850)
少數股東權益	**867**	910
	54,357	52,584
附加資本：		
一般呆賬準備金	**5,200**	4,943
扣減前之資本基礎總額	**59,557**	57,527
扣減：		
持有附屬公司或控股公司之股份	**(482)**	(375)
對有連繫公司之風險承擔	**(918)**	(347)
持有非附屬公司20%或以上之股權投資	**(171)**	(256)
在其他銀行或金融機構之股本投資	**(1)**	(1)
	(1,572)	(979)
扣減後之資本基礎總額	**57,985**	56,548

3. 流動資金比率

	二零零二年	二零零一年
平均流動資金比率	**41.17%**	39.88%

截至二零零二年十二月三十一日止期間之平均流動資金比率為中銀香港於年內每月之平均流動資金比率之簡單平均值。

二零零一年之平均流動資金比率為中銀香港在二零零一年十月一日(重組及合併日期)至二零零一年十二月三十一日止三個月內每月之平均流動資金比率之簡單平均值。

流動資金比率是根據銀行業條例附表四及以單獨基準(即只包括香港辦事處)計算。

於重組及合併前，各前有實體之流動資金比率是以獨自形式管理。

4. 貨幣風險

下表列出因外滙自營交易、非自營交易及結構性倉盤而產生之主要外幣風險額。期權盤淨額之計算是根據金管局於"外幣持倉"申報表所載之最保守情況計算。

	二零零二年						
	港幣百萬元等值						
	美元	歐羅	加元	澳元	新西蘭元	其他貨幣	總計
現貨資產	**168,003**	**16,688**	**5,002**	**23,525**	**11,809**	**28,198**	**253,225**
現貨負債	**(135,565)**	**(10,753)**	**(6,352)**	**(27,799)**	**(15,226)**	**(20,381)**	**(216,076)**
遠期買入	**102,549**	**7,025**	**1,964**	**8,798**	**5,381**	**32,696**	**158,413**
遠期賣出	**(138,688)**	**(13,279)**	**(610)**	**(4,541)**	**(1,884)**	**(40,412)**	**(199,414)**
期權盤淨額	**(444)**	**41**	**101**	**192**	**100**	**13**	**3**
長／(短)盤淨額	**(4,145)**	**(278)**	**105**	**175**	**180**	**114**	**(3,849)**

	二零零一年						
	港幣百萬元等值						
	美元	歐羅	加元	澳元	新西蘭元	其他貨幣	總計
現貨資產	197,497	13,689	6,269	28,316	14,167	21,579	281,517
現貨負債	(134,348)	(11,303)	(6,095)	(27,380)	(14,550)	(21,513)	(215,189)
遠期買入	70,500	8,894	127	1,623	1,211	19,769	102,124
遠期賣出	(124,606)	(11,313)	(301)	(2,538)	(794)	(19,616)	(159,168)
期權盤淨額	4,277	75	(53)	135	43	7	4,484
長／(短)盤淨額	13,320	42	(53)	156	77	226	13,768

於二零零二年十二月三十一日及二零零一年十二月三十一日，本集團並沒有重大結構倉盤淨額。

5. 分類資料

(a) 按行業分類之客戶貸款總額

根據在香港境內或境外以及借貸人從事之業務作出分類之客戶貸款總額資料分析如下：

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
在香港使用之貸款		
工商金融業		
－物業發展	**26,591**	28,300
－物業投資	**50,992**	47,758
－金融業	**8,891**	7,314
－股票經紀	**82**	108
－批發及零售業	**23,781**	24,091
－製造業	**12,834**	11,477
－運輸及運輸設備	**11,192**	8,778
－其他	**40,440**	51,054
個人		
－購買"居者有其屋計劃"、"私人機構參建居屋計劃"及"租者置其屋計劃"樓宇之貸款	**19,956**	20,273
－購買其他住宅物業之貸款	**85,853**	82,513
－信用卡貸款	**3,554**	3,019
－其他	**8,469**	9,735
在香港使用之貸款總額	**292,635**	294,420
貿易融資	**8,873**	10,566
在香港以外使用之貸款總額	**19,526**	18,052
客戶貸款總額	**321,034**	323,038

5. 分類資料（續）

(b) 按地理區域分類之客戶貸款總額、逾期貸款及不履約貸款

下列關於客戶貸款總額、逾期超過三個月之貸款及不履約貸款之地理區域分析是根據交易對手之所在地，並已顧及有關貸款之風險轉移因素。

(i) 客戶貸款總額

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
香港	**304,924**	310,953
中國內地	**4,456**	7,753
其他	**11,654**	4,332
	321,034	323,038

(ii) 逾期超過三個月之貸款

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
香港	**17,060**	21,713
中國內地	**1,402**	3,465
其他	**163**	120
	18,625	25,298

(iii) 不履約貸款

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
香港	**23,653**	30,043
中國內地	**1,755**	5,130
其他	**251**	339
	25,659	35,512

6. 跨國債權

跨國債權之資料顯示對海外交易對手之最終風險之地區分佈，並在計入任何風險轉移後按照交易對手所在地計算。一般而言，假如債務之擔保人所處國家與借貸人不同，或債務由某銀行之海外分行作出而其總公司位處另一國家，則會確認跨國債權風險之轉移。佔總跨國債權10%或以上之地區方作分析及披露如下：

	銀行及其他金融機構 港幣百萬元	公共機構 港幣百萬元	其他 港幣百萬元	總計 港幣百萬元
於二零零二年十二月三十一日				
亞洲，不包括香港				
一中國內地	36,489	2,665	5,426	44,580
一其他	44,078	6,015	4,160	54,253
	80,567	8,680	9,586	98,833
北美洲				
一美國	8,133	10,594	15,703	34,430
一其他	12,158	2,647	14	14,819
	20,291	13,241	15,717	49,249
西歐				
一德國	36,172	–	10,743	46,915
一其他	109,843	1,451	12,511	123,805
	146,015	1,451	23,254	170,720
總計	246,873	23,372	48,557	318,802

6. 跨國債權(續)

	銀行及其他金融機構 港幣百萬元	公共機構 港幣百萬元	其他 港幣百萬元	總計 港幣百萬元
於二零零一年十二月三十一日				
亞洲，不包括香港				
－中國內地	86,190	2,616	8,346	97,152
－其他	47,615	13,155	1,991	62,761
	133,805	15,771	10,337	159,913
北美洲				
－美國	17,086	16,955	8,678	42,719
－其他	17,217	1,571	47	18,835
	34,303	18,526	8,725	61,554
西歐				
－德國	34,533	7	2,645	37,185
－其他	108,764	3,165	1,289	113,218
	143,297	3,172	3,934	150,403
總計	311,405	37,469	22,996	371,870

7. 逾期及經重組資產

(a) 逾期貸款與不履約貸款

	二零零二年		二零零一年	
	金額 港幣百萬元	佔客戶 貸款總額 百分比%	金額 港幣百萬元	佔客戶 貸款總額 百分比%
客戶貸款總額，已逾期:				
一超過三個月但不超過六個月	**2,240**	**0.70%**	4,212	1.30%
一超過六個月但不超過一年	**3,486**	**1.08%**	5,427	1.68%
一超過一年	**12,899**	**4.02%**	15,659	4.85%
逾期超過三個月之貸款	**18,625**	**5.80%**	25,298	7.83%
減：				
逾期超過三個月並仍累計利息之貸款	**(550)**	**(0.17%)**	(1,786)	(0.55%)
加：				
逾期三個月或以下，而利息記入暫記利息或停止累計利息之貸款				
一包括在經重組之貸款內	**1,436**	**0.45%**	1,315	0.41%
一其他	**6,148**	**1.91%**	10,685	3.30%
不履約貸款總額	**25,659**	**7.99%**	35,512	10.99%

於二零零二年十二月三十一日及二零零一年十二月三十一日，沒有逾期超過三個月之銀行及其他金融機構貸款。

(b) 其他逾期資產

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
已逾期：		
一超過三個月但不超過六個月	**3**	9
一超過六個月但不超過一年	**1**	5
一超過一年	**-**	4
	4	18

於二零零二年十二月三十一日，其他逾期資產為應計利息。

7. 逾期及經重組資產(續)

(c) 經重組客戶貸款

	二零零二年		二零零一年	
	金額 港幣百萬元	佔客戶貸款總額 百分比%	金額 港幣百萬元	佔客戶貸款總額 百分比%
經重組客戶貸款	**1,464**	**0.46%**	1,814	0.56%

有明確到期日之貸款，若其本金或利息已逾期及仍未償還，則列作逾期貸款。須定期分期償還之貸款，若其中一次分期還款已逾期及仍未償還，則列作逾期處理。須即期償還之貸款若已向借款人送達還款通知，但借款人未按指示還款，或貸款一直超出借款人獲通知之批准貸款限額，亦列作逾期處理。

經重組貸款乃指客戶因為財政困難或無能力如期還款而經雙方同意達成重整還款計劃之貸款，而經修訂之還款條款(例如利率或還款期)並非一般商業條款。修訂還款計劃後之經重組貸款如仍逾期超過三個月，則包括在逾期貸款內。列示之經重組貸款會扣除已計入客戶賬但撥入暫記賬之利息，但未扣除特別準備。

於二零零二年十二月三十一日及二零零一年十二月三十一日，沒有經重組之銀行及其他金融機構貸款。

8. 收回資產

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
收回資產	**2,097**	3,323

收回資產是指集團為解除貸款人部份或全部債務而得以存取或控制的資產，包括物業及證券(例如透過法庭程序或有關貸款人的自願行動)。在收回資產後，所涉及的貸款仍繼續記錄於貸款項下直至所有催收行動經已完成及收回資產經已變賣為止。有關貸款所提取的特別準備金已考慮將出售的收回資產市值。在收回資產出售後，已提取的特別準備金將用作沖銷有關貸款。

9. 風險管理

總覽

風險管理對本集團之業務十分重要，是本集團策略之組成部份。本集團業務之主要內在風險包括信貸風險、市場風險(包括利率及滙率風險)、流動資金風險及操作風險。本集團之風險管理目標是將風險維持在可接受之範圍內，獲取長期之經風險調節後之資本回報之最大化、減少收益之大幅波動及提高股東價值。

風險管理架構

中銀香港之風險管理政策設計是用以識別及分析信貸風險、市場風險、流動資金風險及操作風險，並設定適當之風險限額，同時透過管理及資訊系統，持續監察這些風險及限額。中銀香港不斷改良及提升其風險管理政策及程序，以配合市場及產品之轉變。

為達致風險管理目標，中銀香港遂因應重組而設置了一個更為集中、獨立及全面之風險管理架構，該架構涉及下列要素：

- 規範之公司治理機制令到董事會、管理委員會及高層人員積極監察及參與風險管理；
- 獨立於中銀香港之策略業務單位之報告機制；
- 制訂統一之風險管理政策、程序及限額，從而識別、量度及監控潛在之業務風險；
- 改善風險量度、監控及管理資訊系統，支援業務活動及風險管理；及
- 清晰的風險管理問責制。

中銀香港已制定並實施一套全面之風險管理政策與程序，以識別、衡量、監控及控制全行之信貸風險、市場風險、流動性風險及操作風險。董事會屬下之風險管理委員會負責審批風險管理政策與程序以及資產負債管理委員會所提議之各項重要資產負債管理政策。

每個策略業務單位負責有關風險管理政策、程序及控制之適當應用。中銀香港風險管理總監領導及監察風險管理部之運作，直接向董事會風險管理委員會負責，協助總裁組織全行信貸風險、市場風險及操作風險之管理工作，並就三類風險之管理狀況，每月向董事會風險管理委員會提出獨立報告。

中銀香港首席財務官負責領導及監察本集團建立穩健之資本結構及獲取穩定之溢利回報。此外，在司庫之協助下監控全行之利率風險管理及流動風險管理，並定期將銀行之利率風險及流動風險情況向資產負債管理委員會及風險管理委員會報告。

中銀香港之主要銀行附屬公司－南商及集友亦面對同樣之業務風險，因此亦採用與中銀香港一致之風險管理策略及政策。這兩家附屬公司獨立執行風險管理策略，並定期向中銀香港管理層滙報。

9. 風險管理(續)

信貸風險管理

信貸風險指客戶或交易對手將不能或不願意履行與中銀香港達成之承諾。信貸風險主要來自銀行之借貸、貿易融資及財資業務。

中銀香港之信貸風險管理目標是將信貸風險維持在可接受之水平內，同時盡量擴大資本回報率。此外，中銀香港已發展並貫施一套全面性之政策及程序，用以識別、量度及監控整個機構內之信貸風險。中銀香港之董事會在風險管理委員會之協助下，制訂集團之整體風險管理策略及政策，以及整體風險限額及信貸授權指引。風險管理委員會負責檢討及批核本集團之風險管理政策及程序，並會作出修訂。中銀香港之信貸風險管理架構透過下列方法達成其目標：

- 建立合適之信貸風險環境；
- 採用穩健之信貸審批程序；
- 維持適當之信貸管理、量度及監察程序；及
- 對信貸風險作充分而獨立之監控。

與中銀香港之總體風險管理目標一致，確保中銀香港信貸風險管理策略有效運用之主要原則包括：

- 平衡銀行之風險容忍度與預期回報率；
- 透過地區、行業、產品、客戶、到期日及幣種安排，將銀行之貸款組合風險分散；
- 維持獨立之信貸檢討程序，確保風險評估及監察以全面及客觀之方式進行；
- 強調現金流量在評估申請人還款能力方面之重要性；
- 依循法例及監管規則之規定要求；
- 為每個營運單位及負責人清楚界定他們在信貸管理方面之職責及問責制；
- 避免過份依賴抵押品及擔保；
- 準確量度並全面披露信貸風險；及
- 貫徹執行信貸政策，維持一致性。

信貸風險管理架構

中銀香港之董事會代表股東之整體利益，負責制訂信貸風險管理之策略性目標及原則。董事會本著為銀行風險調節後之收益及股東價值爭取最大化為目標，對銀行之整體信貸風險管理負最終責任。

風險管理委員會是董事會直屬之委員會，負責制訂及修訂中銀香港信貸風險政策及程序。

中銀香港相信，獨立監察及作出適當之平衡是施行有效風險管理之關鍵。為此，在中銀香港之組織／管理架構中，風險管理部及稽核部會分別直接向風險管理委員會及稽核委員會滙報，形成獨立監察機制。

此外，與信貸風險管理有關之責任、問責制及授權亦已在中銀香港中清楚界定。

總裁除處理其他事務外，亦負責施行信貸風險管理策略及經董事會批核之重大政策。總裁亦負責對為銀行資產爭取高回報之目標與在股東可接受之風險水平間進行政策管理平衡。

9. 風險管理(續)

信貸風險管理架構(續)

信貸委員會之主要職責包括審核及批准超過授信申請單位副總裁權限之貸款申請、超過特殊資產管理部主管在重組不履約貸款時之信貸批核限額之貸款，以及超過風險管理總監之否決權或曾經被風險管理總監否決並已向信貸委員會上訴之貸款申請。

中銀香港之授信申請單位，例如企業銀行、零售銀行及中國業務總部，都是風險監控之前線部門。這些部門需要依據本銀行之信貸風險管理策略政策及守則，在所授權之限額內進行業務活動。

風險管理部獨立於授信申請單位，根據風險管理策略及政策協助總裁管理信貸風險，並就識別、量度、監察及控制信貸風險作獨立盡職審查。

為避免出現利益衝突，信貸檢討獨立於業務單位之外。主要根據信貸人員的專業經驗、能力與責任，設置多級審批權限。所有信貸審批權限均由董事會授權。

特殊資產管理部負責收回不履約貸款，而其他上述未提及之部門仍需要負責與信貸風險管理相關之事務。

信貸批核程序

中銀香港對高風險及低風險之貸款採用不同之審批程序。

符合若干有關信貸類別、貸款目的、貸款金額、抵押品覆蓋及抵押足夠度之低風險信貸交易，可以採用低風險審批程序處理。授信申請單位之信貸授權人員可以依據這些程序批核此類信貸申請而毋須由風險管理部預先審核。風險管理部內相應之審核人員會對這些預先批核之低風險信貸交易作貸後獨立檢查，並評估最初之信貸決定是否按照既定程序執行。

至於高風險貸款，授信申請單位之信貸人員只能夠接受及審閱貸款申請及作出初步貸款決定。信貸申請再經由風險管理部之審核人員對貸款申請是否符合政策程序規定、信貸風險評估是否足夠及資料是否充足等作出獨立評估。風險管理部有權依據評估結果作出否決或不否決。

重大貸款包括超過本集團之授信申請單位副總裁權限之重大貸款申請、超過特殊資產管理部主管在重組不履約貸款時之信貸批核限額之貸款，以及超過風險管理總監之否決權或曾經被風險管理總監否決並已向信貸委員會上訴之貸款申請。此等重大貸款必須受到信貸委員會之審核及得到其批准。

信貸風險評估

信貸風險評估之結果對於作出信貸決定十分重要。中銀香港之信貸評估強調要全面了解貸款目的及貸款結構、借款人之財政狀況、現金流量狀況、還款能力以及業務方面之管理。中銀香港亦會評估與公司借款人有關之行業風險。在評估個別貸款申請時，中銀香港亦會考慮貸款組合之整體信貸風險。

9. 風險管理(續)

信貸風險監控

中銀香港擁有完善的信貸風險監控政策及程序，通過利用及時的管理信息系統，持續及一致地監督本行的信貸風險及限額。風險管理部設立獨立處室，專責統籌對全行單一客戶及客戶集團進行全面深入地監督，以識別及控制個別及整體貸款組合的信貸風險。

中銀香港建立了早期預警程序，以便更早地察覺借戶信用狀況的惡化徵兆，從而對潛在問題貸款客戶進行更嚴密的監控，以防止客戶狀況進一步轉差。此外，又採用保守的房地產抵押品折讓政策，以反映香港物業市場不景氣的現狀。

為持續地壓縮不履約貸款，提高信貸資產質量，中銀香港建立了一套壓縮控制指標，以衡量及評估在處理問題貸款過程中的努力及成效。風險管理部負責監督進展情況，並定期向銀行高層提供監控報告。另外，中銀香港亦推行了一套激勵計劃，以鼓勵及嘉獎在此過程中作出突出貢獻的員工。

市場風險管理

市場風險是指因為利率或市價波動導致資產負債表以內及以外持倉之虧損的風險。中銀香港的市場風險包括來自客戶業務及自營業務持倉。與市場風險有關的自營業務持倉每日均會按市值計價基準評估。

市場風險透過由風險管理委員會批核的風險限額進行管理。整體風險限額參照不同的風險因素，例如利率、滙率、商品及股票價格，細分為更具體的限額。在考慮有關產品的不同性質後，採用多種風險計算技術，包括持倉限額及敏感度限額，制定具體限額。

風險管理部轄下的市場風險管理處，負責日常市場風險管理。該處透過每日監察程序，計算實際風險水平與經核准風險限額的差距，並提出具體措施，以確保整體及個別的市場風險均限制在可接受水平之內。

"涉險值"是一種統計方式，用以在一段特定時間內，按指定的置信度，估計由於滙率、利率、商品及股票價格波動而可能對風險持倉所造成的潛在損失。中銀香港以方差／共變方差基準，計算投資組合及個別"涉險值"，並採用了市場利率及價格的歷史變動、99%置信度及一天持有期等假設，並通常考慮不同市場及利率的互相影響關係。

於二零零二年十二月三十一日，中銀香港所有自營市場風險持倉的涉險值為330萬港元(二零零一年十二月三十一日之數值為160萬港元)，所有自營利率風險持倉的涉險值為210萬港元(二零零一年十二月三十一日為150萬港元)，而所有自營滙率風險持倉的涉險值為110萬港元(二零零一年十二月三十一日為120萬港元)。二零零二年內平均涉險值為330萬港元。

中銀香港在重組及合併前，中銀集團各成員銀行各自管理市場風險，故此二零零一年度中銀集團的自營市場風險平均涉險值與中銀香港二零零二年度同期並無可比較性，故未有顯示有關數據。

截至二零零二年十二月三十一日，中銀香港從市場風險相關之自營活動而賺得之平均收益為230萬港元(二零零一年：200萬港元)，其標準差為150萬港元(二零零一年：110萬港元)。每日交易收益分佈顯示，在二零零二年合共247個交易日中，只有10(二零零一年： 3)個交易日錄得虧損，而最高單日虧損為280萬港元(二零零一年：280萬港元)。最多出現之每日交易收益介乎200萬港元至250萬港元之間(二零零一年：150萬港元至200萬港元)。最高單日交易收益為700萬港元(二零零一年：540萬港元)。

9. 風險管理(續)

市場風險管理(續)

二零零二年自營市場風險收入每日分佈情況


50
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日數
-2.5或以下
-2.5至-2
-2至-1.5
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-1.5至0.5
-0.5至0
0至0.5
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4.5至5
5至5.5
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6至6.5
6.5或以上
收入（港幣百萬元計）

外滙風險管理

中銀香港向客戶提供外幣存款、孖展買賣及遠期交易等服務。中銀香港在外幣市場上的交易活動令其須承擔滙率風險。中銀香港透過同業市場活動管理滙率風險。其中中銀香港透過設定持倉限額及整體外滙交易虧損限額，減低外滙風險。所有限額均經風險管理委員會審批。風險管理部負責每日監察外滙風險及其虧損之限額，並控制中銀香港在外滙交易產生的信貸風險。

利率風險管理

中銀香港的資產負債表主要包括以港元為單位的利率敏感資產及負債。中銀香港的利率風險主要來自此等資產及負債到期日或重訂價格期限的錯配以及利率波動。此外，不同交易的不同定價基準亦可能令中銀香港的資產和負債在同一重訂價格期間產生利率風險。

中銀香港司庫負責制訂利率風險管理政策及發展風險管理系統，以協助中銀香港的資產負債管理委員會識別、量度、監察及控制利率風險。司庫利用差距分析量度在每段到期日子或必須重訂價格的日子內之計息資產與計息負債差額，以提供其資產負債狀況之到期情況及重訂價格特點之靜態資料。司庫以分貨幣形式將中銀香港所有資產、負債及資產負債表外項目，根據合約到期日或預計重訂價格日期，分為不同的時段類別，計算在每個時段內到期或重訂價格的資產負債金額之差異，並控制在董事會通過的額度內，以顯示新訂或重訂價格的資產和負債引致息差方面的潛在變動風險的承受能力。利率敏感缺口所帶來的潛在風險，可利用模擬的利率變化以測試缺口對利差的影響幅度是否可以控制在董事會通過的承受範圍之內。司庫還會監察基本貸款利率和同業市場利率的相對變動情況，測算未來淨利息收入的增減。有關結果每天向首席財務官報告。

9. 風險管理（續）

流動風險管理

流動資金風險來自借貸、自營交易及投資活動，以及管理自營交易持倉時而產生。流動性風險包括在到期日因受不能預計的資金成本上升而令中銀香港資產組合出現再融資的風險，和未能及時／或按合理價格變現某類持倉產生的風險。流動資金管理的目標是令中銀香港能夠按時應付其所有到期債務（即使在惡劣市況下）和為其投資機會提供資金。

中銀香港有多元化的流動資金來源，以靈活地滿足其融資需求。中銀香港業務的資金主要來自零售及公司客戶的存款。雖然中銀香港主要為資金貸放者，但中銀香港亦會在同業市場上借入短期資金。此外，中銀香港亦會不時透過出售投資籌集資金。

中銀香港將所得資金大部份用於放貸、投資債券或作同業拆放。一般而言，接受存款的平均到期日較同業拆放的平均到期日為短，而同業拆放的平均到期日較貸款或投資的平均到期日為短。

中銀香港有高度流動及高質素證券緩衝組合，並由中銀香港司庫在首席財務官及資產負債管理委員會之督導下作出管理。這些證券一般可按市場價格隨時售出，以配合緊急出現的資金需求。中銀香港亦可透過同業市場短期拆借管理其流動資金。同業市場一般可按市況調整的利率提供足夠的流動資金。

中銀香港資產負債管理策略的主要目標是要保持足夠的流動性和資本金水平，在有效的風險管理機制內及合理的融資成本要求下，爭取最大回報。中銀香港的資產負債管理委員會負責制定政策方針並透過司庫的職責確保中銀香港有足夠的流動資金及能取得最低融資成本，同時緊密策劃及監察中銀香港的資產負債表內外持倉量所衍生的風險。中銀香港司庫會按情況調整銀行的流動資金及外滙管理盤的持倉水平，以配合資產負債管理委員會政策，並就投資、融資和外滙管理的現有水平和預計變化，向資產負債管理委員會滙報和分析。中銀香港已實施各項措施：

- 改善其管理資訊系統，分別在每日、每周及每月提供有關流動資產變動及客戶存款變動的最新資料；
- 監察流動資金比率，以符合香港金融管理局的規定；
- 定期編製到期差距分析，協助管理層及時檢討和監察中銀香港的流動資金狀況；
- 進行處境分析，以評估不同風險因素對流動資金狀況的影響；
- 設定須受監察的一系列流動性風險因素和流動性風險預警系統，為不尋常情況作出預警報告；及
- 設立三級應變機制，更有效處理緊急事件。

9. 風險管理(續)

資本管理

本集團採用資本充足比率作為主要量度標準以監控本身資本的充足性，以符合金管局的法定要求。在報表披露的經營期間，集團之資本水平符合各項法定要求。按合併基礎計算，未經調整的資本充足比率為13.99%，而經調整了市場風險的資本充足比率為14.39%，分別較去年底的14.38%及14.57%輕微下跌。

操作風險管理

操作風險涉及因操作流程不完善、人為過失、電腦系統故障或外部突發事件等因素造成之經濟損失。中銀香港致力做好操作風險管理工作，以達至業界先進水平。

為達有效的內部控制，中銀香港各項業務流程及操作細則均備有規章制度，所有業務運作著重操控分離及具備獨立授權。

中銀香港各部門對操作風險負首要管理責任，並因應其業務範疇制訂操作細則。風險管理部操作風險管理處及稽核部負責有關監控，及定期檢討各項業務運作。

過去一年，中銀香港就操作風險損失進行監控及定期收集數據，為巴塞爾委員會新資本協議要求作準備。

中銀香港今年繼續完善緊急事故應變方案，設置足夠後備設施及進行測試演習。中銀香港亦已購買保險以減低因操作風險引致的損失。

10. 關連交易

在二零零二年，本公司之全資附屬公司中銀香港有限公司及其附屬公司與中國銀行及其聯繫人士在日常業務過程中按常規之準則訂立多項交易。由於中國銀行為本公司之最終控股公司，並因此為本公司之關連人士，於本公司首次公開招股後所有上述交易將根據香港聯合交易所頒布之《證券上市規則》構成關連交易。

該等交易分為以下三個類別：

(1) "最低豁免規定"交易在日常業務過程中按一般商業條款進行，此類交易將根據上市規則14.24條獲得豁免披露及股東批准；

(2) 聯交所授出豁免的若干常規銀行交易，除另有備註外，該等交易均為全年發生的持續性交易；及

(3) 不列入上述(1)或(2)點的三項關連交易，其有關資料將詳述在此部份的末段。

10. 關連交易(續)

獲聯交所豁免之持續性關連交易

就上述第(2)點的交易概要描述如下，並附以列表申述每項該類交易於二零零二年的金額。其中部份交易類別需受聯交所及本公司協議的年度金額限制，而所有交易均沒有超出有關限額。除另有訂明外，該等交易均按一般商業條款進行。

衍生工具交易

此包括與中國銀行及其聯繫人士進行之利率和貨幣利率掉期、貨幣及債券期權。

外滙交易

此包括與中國銀行及其聯繫人士進行之同業外滙貨幣兌換交易、即期、遠期和單純交易，以及已行使之貨幣期權。

同業資本市場交易

此包括本集團與中國銀行及其聯繫人士於債務證券或股票發行時或二級市場買賣(包括由獨立第三者及中國銀行及其聯繫人士發行之債務證券)，或代表其買賣債務證券及股票，以及本集團為中國銀行及其聯繫人士擔當託管人，和中國銀行為本集團擔當託管人。

貴金屬交易

中銀香港與中國銀行澳門分行及大豐銀行(中國銀行附屬公司)作為交易對手進行貴金屬買賣延遲交收交易，並與中國銀行按正常交收條件進行貴金屬現貨交易。另外，中銀香港按一般商業條款提供的回贈與中國銀行澳門分行及中國銀行新加坡分行訂立貴金屬買賣作實物交收協議。

代理銀行費用分攤計劃

中國銀行紐約分行作為代理銀行，提供滙款服務予中銀香港的客戶，中國銀行與中銀香港就該項服務，共同收取由中銀香港客戶所支付的費用。另中銀香港與中國銀行合作，為台灣相關業務簽發信用證，對此，中銀香港向中國銀行收取中國銀行客戶支付該項服務費用的某個比例。

資本市場交易

本集團與中國銀行或其聯繫人士，尤其是中銀國際融資(中國銀行的間接附屬公司)，進行不同的資本市場交易。該等交易包括銀團貸款、貸款的附屬參與、銀團貸款權益的購入和售出、認購及／或發行債務證券及具稅務效率融資。

借貸服務協議

於二零零二年七月六日，中銀香港及南商與中國銀行開曼群島分行及中港訂立貸款協議，中銀香港及南商同意就雙方於一九九九年及二零零二年分別出售予中港及中國銀行開曼群島分行之某些貸款提供借貸、收集、開戶及報告等服務，並按雙方同意之服務成本加盈利收取固定服務費。

10. 關連交易（續）

由中銀保險提供之保險

中銀保險及其附屬公司向本集團提供一般及人壽保險。

保險代理

本集團向中銀保險及中銀人壽提供保險代理服務，收取佣金。

證券經紀

中銀國際證券向本集團提供證券經紀服務。本集團向中銀國際證券支付證券佣金並收取回佣。

信用卡服務

根據中銀信用卡公司與中國銀行於二零零二年七月六日簽署的信用卡合作與服務協議，中銀信用卡公司在有關長城國際信用卡（"國際卡"）、長城人民幣信用卡（"人民幣卡"）方面向中國銀行提供某些服務。中銀信用卡公司與中國銀行按照協議分擔國際卡及人民幣卡操作中的費用、利潤及損失。該協議理順了其實施前已存在的多方面關係。

中銀信用卡公司在澳門的業務

中國銀行澳門分行及大豐銀行在澳門向其客戶推廣中銀信用卡公司港元和澳門元信用卡，與中銀信用卡公司分享利潤或佣金作為提供該項服務的回報。該兩家分行亦為中銀信用卡公司在澳門的商戶收單業務提供服務，並分享佣金。

中銀信用卡公司在中國內地的業務

中國銀行為中銀信用卡公司在中國內地推廣及提供商戶收單業務服務並分享佣金。中國銀行為於中國內地的中銀信用卡公司的持卡人提供提取現金服務，持卡人為該項服務支付的交易處理費由中國銀行及中銀信用卡公司分享。

中國銀行新加坡分行的信用卡支援服務

中銀信用卡公司向中國銀行新加坡分行提供信用卡業務支援服務，並為該項服務收取成本加5%的費用。根據信用卡合作與服務協議，這些服務可以按類似條款擴展至中國銀行其他海外分行。

信用卡培訓贊助費

根據信用卡合作與服務協議，中銀信用卡公司為中國銀行向中國各省市分行人員提供與可支援中銀信用卡公司中國業務發展的培訓工作而向中國銀行支付培訓贊助費每年200萬港元，或其他協商金額。

基金產品的銷售

本集團作為中國銀行之間接附屬公司中銀保誠信託及中銀保誠資產經理的中介人，推廣中銀保誠信託的強積金產品以及中銀保誠資產經理的有擔保基金產品，以收取代理人佣金。

10. 關連交易(續)

服務與關係協議

於二零零二年七月六日，本公司及中銀香港與中國銀行及其部份附屬機構訂立服務與關係協議，所有訂約方均為中國銀行附屬公司。根據該協議，中國銀行已同意，並同意促使其聯繫人士與中銀香港日後訂立的所有安排，均按一般商業條款及不遜於給予獨立第三者的費率訂立，包括銀行同業借貸、貸款、有關代理行安排、資金交易、提供保險及銀團貸款。中銀香港已同意，並同意促使其附屬公司，除向中國銀行及其聯繫人士提供的收費並不較提供予獨立第三者的更為有利外，須按相同基準訂立日後所有安排。服務與關係協議亦包括提供以下服務：

行政服務

向中銀(BVI)、中銀香港(集團)及華僑提供行政支援及公司秘書服務，並按成本加5%的基礎來收取費用。

稽核服務

為中國銀行在亞太區的多家分行及附屬公司(中國內地分行除外)提供稽核服務，並按成本加5%的基礎來收取費用。

資訊科技服務

向中國銀行位於香港、澳門、亞太地區及中國內地的分行提供資訊科技服務，並按成本加5%的基礎來收取費用。按照各份資訊科技服務的合約，中銀香港向中國銀行聯繫人士以相似條款提供類似服務。在二零零二年七月前，中銀香港僅按成本向中國銀行、其分行及聯繫人士收取有關提供資訊科技服務的費用。

培訓服務

向中國銀行於香港的僱員提供培訓服務，並按成本加5%的基礎來收取費用。

自中國銀行調派員工

中國銀行調派管理層及監察人員至中銀香港於中國內地的分行。中銀香港向調派人員支付薪金，在若干情況下亦向中國銀行支付管理費。

中國銀行全球市場服務協議

根據二零零二年七月六日由中銀香港及中國銀行全球市場訂立之"中國銀行全球市場服務協議"，中銀香港向中國銀行全球市場在香港之營運提供辦公室及某些支援服務。中銀香港少數僱員亦調派至中國銀行全球市場。所提供之辦公室按市值租金收費，所有其他服務按成本加5%的基礎收費。

董事及其聯繫人士存款

中銀香港為本集團之董事及其身為本集團僱員的關連人士每人為期1個月以上及總額不超過500萬港元之定期存款，給予與其他僱員相同之優惠利率。優惠利率適用於本集團所有僱員。

10. 關連交易(續)

交易種類	二零零二年 港幣百萬元
衍生工具交易(交易量)	135.84
外滙交易(交易量)	216,494.63
銀行同業資本市場交易	不適用
貴金屬交易(交易量)	1,103.07
代理銀行費用分攤計劃	8.77
資本市場交易	不適用
借貸服務協議	6.90
由中銀保險提供之保險	50.73
保險代理佣金收入	149.03
證券經紀佣金付款(已扣除回贈)	82.33
國際信用卡	4.96
人民幣卡(向中國銀行支付)	0.27
中銀信用卡公司在澳門之業務	7.99
中銀信用卡公司在中國內地之業務－由中國銀行保留及付予中國銀行之款項	33.12
向中國銀行海外分行提供之信用卡支援服務	1.77
信用卡培訓贊助費	2.00
基金銷售佣金收入	102.93
行政服務(根據服務與關係協議及中國銀行全球市場服務協議)	0.88
稽核服務	6.36
資訊科技服務	11.67
培訓服務	1.10
自中國銀行調派員工－管理費	0.24
人力資源支援服務及調派員工至中國銀行全球市場	4.17
董事之員工優惠利率存款	*

不適用：該類交易分散及數量龐大，在此不適用。

* 所有董事及其聯繫人士之優惠利率存款總額均不超過50,000,000港元上限。

10. 關連交易(續)

其他關連交易

於二零零二年六月二十六日，中銀香港向中國銀行開曼群島分行以無追索權的基礎出售總賬面值為114.01億港元的貸款組合。若此項交易發生於本公司首次公開招股之後，則此項交易已構成關連交易。出售的貸款在扣除呆壞賬撥備後，於轉讓當日帶來相當於其賬面值87.22億港元的現金收入。此項出售導致本公司根據香港公認會計原則而編製的財務報表中的貸款組合不再獲得確認。

於二零零二年七月六日，中銀香港、中國銀行的間接全資附屬公司中銀投資及中銀投資一間全資附屬公司嘉國訂立一項買賣協議。據此，中銀香港收購新僑及柏浪濤的全部已發行股本，以及新僑及柏浪濤欠嘉國的股東貸款，總代價為10.14億港元。若此項收購發生於本公司首次公開招股之後，則此項收購已構成關連交易。

中銀香港與中國銀行間接全資附屬公司中銀保險於二零零二年十二月二日訂立買賣協議。根據該協議，中銀香港同意以1.93億港元向中銀保險出售位於德輔道中134－136號的新華銀行中心。新華銀行中心為中銀香港前合併行之一 — 原新華銀行香港分行行址。出售該物業原因是為進一步提高本集團的資產回報率，及盡快處理閒置物業，減低物業資產風險。預期出售交易將於二零零三年四月二日或以前完成。按照上市規則14.25(1)，該項買賣協議的履行構成本公司的關連交易，本公司已於二零零二年十二月二日發出通告，披露有關交易詳情。

附錄一

本公司之附屬公司

本公司附屬公司的具體情況如下：

公司名稱	註冊成立 國家／地點及日期	已發行並繳足 股本／註冊資本	所佔股權 百分比	主要業務
直接持有：				
中國銀行(香港)有限公司	一九六四年十月十六日 於香港	普通股份 43,042,840,858港元	100.00%	銀行業
間接持有：				
南洋商業銀行有限公司	一九四八年二月二日 於香港	普通股份 600,000,000港元	100.00%	銀行業
集友銀行有限公司	一九四七年四月二十四日 於香港	普通股份 300,000,000港元	70.49%	銀行業
中銀信用卡(國際)有限公司	一九八零年九月九日 於香港	普通股份 100,000,000港元	100.00%	信用卡服務業
安聯貿易有限公司	一九七八年八月二十二日 於香港	普通股份 500,000港元	100.00%	物業持有業
佳業企業有限公司	一九九三年三月三十日 於香港	普通股份 10,000港元	100.00%	物業持有業
中國銀行(香港)代理人有限公司	一九八五年十月一日 於香港	普通股份 2港元	100.00%	代理人服務業
中國銀行(香港)信託有限公司	一九八七年十一月六日 於香港	普通股份 3,000,000港元	100.00%	信託服務業
中銀電腦(深圳)軟件開發中心	一九九零年四月十六日 於中國	註冊資本 70,000,000港元	100.00%	軟件開發業
中銀集團信託人有限公司	一九九七年十二月一日 於香港	普通股份 200,000,000港元	64.20%	信託服務業
中銀旅遊有限公司	一九八二年八月二十四日 於香港	普通股份 2,000,000港元	100.00%	旅遊服務業
中銀國際英國保誠信託有限公司	一九九九年十月十一日 於香港	普通股份 300,000,000港元	41.10%	信託服務業
冠立國際有限公司	一九九八年一月十九日 於香港	普通股份 2港元	100.00%	會所管理業

本公司之附屬公司(續)

公司名稱	註冊成立國家／地點及日期	已發行並繳足股本／註冊資本	所佔股權百分比	主要業務
浙興(代理人)有限公司	一九八零年四月二十三日於香港	普通股份 10,000港元	100.00%	代理人服務業
集友銀行(代理人)有限公司	一九八一年十一月三日於香港	普通股份 100,000港元	70.49%	投資控股業
中捷有限公司	一九八零年四月九日於香港	普通股份 200港元	100.00%	物業持有業
Dwell Bay Limited	一九八零年十二月十九日於香港	普通股份 100,000港元	100.00%	物業持有業
恒大投資有限公司	一九九二年九月十五日於香港	普通股份 1,000,000港元	99.00%	物業持有業
顯威置業有限公司	一九九二年十二月十七日於香港	普通股份 10,000港元	100.00%	物業持有業
財置發展有限公司	一九九七年一月二十二日於香港	普通股份 10,000港元	100.00%	物業持有業
亮澤有限公司	二零零一年三月二十六日於香港	普通股份 2港元	70.49%	投資控股業
朗權有限公司	二零零一年五月四日於香港	普通股份 2港元	70.49%	投資控股業
欣澤有限公司	二零零一年五月四日於香港	普通股份 2港元	70.49%	投資控股業
港中銀縮微技術(深圳)有限公司	一九九三年九月二十四日於中國	註冊資本 40,000,000港元	100.00%	縮微膠卷服務業
僑商(代理人)有限公司	一九八六年十月二十八日於香港	普通股份 10,000港元	100.00%	代理人服務業
京城財務(香港)有限公司	一九七九年三月三十日於香港	普通股份 225,000,000港元	100.00%	借貸融資業
金城投資發展(香港)有限公司	一九八一年五月十五日於香港	普通股份 6,000港元	100.00%	地產及投資控股業
金城(代理人)有限公司	一九八零年十二月十二日於香港	普通股份 100,000港元	100.00%	代理人服務業

本公司之附屬公司(續)

公司名稱	註冊成立 國家／地點及日期	已發行並繳足 股本／註冊資本	所佔股權 百分比	主要業務
僑南置業有限公司	一九六三年十一月九日 於香港	普通股份 2,000,000港元	100.00%	物業投資業
廣利南投資管理有限公司	一九八四年五月二十五日 於香港	普通股份 3,050,000港元	100.00%	投資代理業
南商有限公司	一九六五年四月十三日 於香港	普通股份 1,000,000港元	100.00%	物業投資及 投資控股業
南洋商業銀行(代理人)有限公司	一九八零年八月二十二日 於香港	普通股份 50,000港元	100.00%	代理人服務業
南洋商業銀行信託有限公司	一九七六年十月二十二日 於香港	普通股份 3,000,000港元	100.00%	信託服務業
南洋財務有限公司	一九七九年三月十六日 於香港	普通股份 50,000,000港元	100.00%	財務服務業
安茂投資有限公司	一九八七年六月三日 於香港	普通股份 2港元	100.00%	企業服務業
Pacific Trend Profits Corporation	二零零一年四月二十日 於英屬處女群島	註冊股份 1美元	70.49%	投資控股業
百信有限公司	一九七零年八月十八日 於香港	普通股份 1,000,000港元	100.00%	物業投資業
柏浪濤有限公司	一九八三年九月二十七日 於香港	普通股份 10,000港元	100.00%	物業投資業
寶喜企業有限公司	一九七九年十月二日 於香港	普通股份 100,000港元	100.00%	物業持有業
寶生金融投資服務有限公司	一九八零年九月二十三日 於香港	普通股份 25,000,000港元	100.00%	黃金買賣業
寶生期貨有限公司	一九九三年十月十九日 於香港	普通股份 25,000,000港元	100.00%	商品買賣業
寶生(代理人)有限公司	一九九三年四月二十九日 於香港	普通股份 10,000港元	100.00%	代理人及財務 相關服務業
榮灝有限公司	二零零一年五月十四日 於香港	普通股份 2,000港元	100.00%	質押持有業

本公司之附屬公司(續)

公司名稱	註冊成立 國家／地點及日期	已發行並繳足 股本／註冊資本	所佔股權 百分比	主要業務
羊城(代理人)有限公司	一九八六年五月二日 於香港	普通股份 2,000,000港元	100.00%	代理人服務業
羊城信託有限公司	一九八一年四月十六日 於香港	普通股份 14,300,000港元	100.00%	信託服務業
興光投資有限公司	二零零零年一月二十四日 於香港	普通股份 2港元	100.00%	投資控股業
誠信置業有限公司	一九六一年十二月十一日 於香港	普通股份 2,800,000港元	70.49%	投資控股業
誠信置業(廈門)有限公司	一九九三年四月十七日 於中國	註冊資本 5,000,000美元	70.49%	物業發展及 投資業
興通有限公司	一九七九年九月四日 於香港	普通股份 2港元	100.00%	物業持有業
深銀倉儲(深圳)有限公司	一九九三年五月二十六日 於中國	註冊資本 40,000,000港元	100.00%	倉儲服務業
新僑企業有限公司	一九六一年九月十三日 於香港	普通股份 3,000,000港元	100.00%	物業投資及 租賃業
新華信託有限公司	一九七八年十月二十七日 於香港	普通股份 3,000,000港元	100.00%	信託服務業
新美(代理人)有限公司	一九八二年四月二十七日 於香港	普通股份 100,000港元	100.00%	代理人服務業
新月城有限公司	一九八零年十一月二十八日 於香港	普通股份 100,000港元	100.00%	地產持有及 租賃業
中訊資訊服務有限公司	一九九三年二月十一日 於香港	普通股份 7,000,000港元	100.00%	資訊服務業
中南(代理人)服務有限公司	一九八一年二月十三日 於香港	普通股份 100,000港元	100.00%	代理人服務業
中南信託有限公司	一九七九年五月十五日 於香港	普通股份 3,000,000港元	100.00%	信託服務業

本公司之附屬公司(續)

公司名稱	註冊成立 國家／地點及日期	已發行並繳足 股本／註冊資本	所佔股權 百分比	主要業務
國華商業(代理人)有限公司	一九八二年五月十四日 於香港	普通股份 100,000港元	100.00%	代理人服務業
國華信託有限公司	一九八一年七月十七日 於香港	普通股份 3,000,000港元	100.00%	信託服務業
倬伶投資有限公司	一九九四年二月八日 於香港	普通股份 2港元	100.00%	物業持有業
鹽業財務有限公司	一九七九年三月二十七日 於香港	普通股份 25,000,000港元	100.00%	借貸融資業
鹽業(代理人)有限公司	二零零一年六月二十六日 於香港	普通股份 2,000港元	100.00%	代理人服務業

股東參考資料

二零零三年度財務日誌

公佈二零零二年度全年業績	三月二十日(星期四)
於香港買賣未除末期股息權利股份之最後限期	四月二十八日(星期一)
美國預託股份之記錄日期	四月二十九日(星期二)
於香港交回股份過戶文件以便享有末期股息權利之最後期限	四月三十日(星期三)下午四時正
暫停辦理股份過戶登記手續(首尾兩天包括在內)	五月二日(星期五)至五月十六日(星期五)
確定可享有末期股息權利之記錄日期	五月十六日(星期五)
確定可出席二零零三年度股東週年大會之記錄日期	五月二十三日(星期五)
交回二零零三年度股東週年大會之代表委任表格之最後限期	五月二十七日(星期二)下午三時正
二零零三年度股東週年大會	五月二十九日(星期四)下午三時正
末期股息付款日	五月三十日(星期五)
公佈二零零三年度中期業績	八月下旬

股東週年大會

本公司二零零三年度股東週年大會訂於二零零三年五月二十九日(星期四)下午三時正，假座香港灣仔港灣道1號香港會議展覽中心展覽廳7A舉行。股東週年大會的記錄日期是二零零三年五月二十三日(星期五)。為取得出席股東週年大會的資格，所有股份過戶文件連同有關股票必須在二零零三年五月二十三日(星期五)下午四時正前交給本公司的股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901至5室。

股息

董事會建議派發末期股息每股0.215港元，惟必須待股東於二零零三年度股東週年大會上批准後方可作實。

股份資料

上市

本公司之普通股於聯交所上市及交易。此外，本公司亦已設立了兩項美國預託證券(American Depositary Receipt)計劃，分別為規則144A美國預託證券計劃(Rule 144A ADR)，本公司可藉此發行規則144A美國預託股份(Rule 144A ADSs)；及S規例美國預託證券計劃(Regulation S ADR)，本公司可藉此發行S規例美國預託股份(Regulation S ADSs)。每股美國預託股份代表本公司20股普通股。

普通股(於二零零二年十二月三十一日)

已發行股份：10,572,780,266股

流通股：2,435,918,500股(23.04%)

面值

每股5.00港元

市值(於二零零二年十二月三十一日)

845.8億港元

股份資料(續)

指數成份股

本公司為下列指數之成份股：
恒生指數
摩根士丹利資本國際(MSCI)香港指數
富時環球香港指數

股份代號

普通股

香港聯合交易所有限公司	2388
路透社	2388.HK
彭博	2388HK

股東查詢

股東如對所持股份有任何查詢，例如股份轉讓、轉名、更改地址、報失股票及股息單等事項，請致函下列地址：

香港
香港中央證券登記有限公司
皇后大道東183號
合和中心19樓
1901至5室
電話：(852) 2862 8628
傳真：(852) 2529 6087

美國
美國預託股份託管銀行
花旗銀行(Citibank, N.A.)
111 Wall Street
NEW YORK, NY 10005
電話：(1-212) 657 1853
傳真：(1-212) 825 5398

投資者查詢

投資者如有查詢請聯絡：

中銀香港(控股)有限公司
投資者關係處
香港花園道1號中銀大廈52樓
電話： (852) 2903 6602 / (852) 2826 6314
傳真： (852) 2810 5830
電郵地址：investor_relations@bochk.com

其他資料

本年報備有中、英文版。閣下可致函本公司股份過戶登記處香港中央證券登記有限公司(地址：香港皇后大道東183號合和中心19樓1901至5室)索取另一種語言編製之版本。閣下亦可在本公司網址www.bochkholdings.com閱覽本年報之英文及中文版本。

倘 閣下對如何索取年報或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

釋義

在本年報中，除非文義另有所指，否則下列詞彙具有以下涵義：

詞彙	涵義
"美國預託證券計劃"	美國預託證券計劃
"美國預託股份"	託管銀行發行的美國預託股份
"反洗黑錢委員會"	反洗黑錢委員會
"資產負債管理委員會"	資產負債管理委員會
"聯繫人士"	按上市規則賦予"聯繫人士"的釋義
"自動櫃員機"	自動櫃員機
"董事會"	中銀香港(控股)有限公司的董事會
"中國銀行"	中國銀行，根據中國法例成立之國有商業銀行
"中銀(BVI)"	BOC Hong Kong (BVI) Limited，根據英屬處女群島法例註冊成立之公司，並為中銀香港(集團)之全資附屬公司
"中國銀行開曼群島分行"	中國銀行開曼群島分行
"中銀信用卡公司"	中銀信用卡(國際)有限公司，根據香港法例註冊成立之公司，並為中銀香港之全資附屬公司
"中銀集團信託人"	中銀集團信託人有限公司，根據香港法例註冊成立之公司，本集團及中銀國際分別佔66%及34%股權
"中銀香港"	中國銀行(香港)有限公司，根據香港法例註冊成立之公司，前稱寶生銀行有限公司，並為本公司之全資附屬公司
"中銀香港(集團)"	中銀香港(集團)有限公司，根據香港法例註冊成立之公司，並為中國銀行之全資附屬公司
"中銀保險"	中銀集團保險有限公司，根據香港法例註冊成立之公司，並為中國銀行之間接全資附屬公司
"中銀投資"	中銀集團投資有限公司，根據香港法例註冊成立之公司，並為中國銀行之全資附屬公司
"中銀人壽"	中銀集團人壽保險有限公司，根據香港法例註冊成立之公司，並為中銀保險之全資附屬公司
"中國銀行上海分行"	中國銀行上海分行
"中國銀行深圳分行"	中國銀行深圳分行
"中銀國際"	中銀國際控股有限公司，根據香港法例註冊成立之公司，並為中國銀行之全資附屬公司
"中銀國際亞洲"	中銀國際亞洲有限公司，根據香港法例註冊成立之公司，並為中銀國際之全資附屬公司

詞彙	涵義
"中銀國際融資"	中銀國際融資有限公司，根據香港法例註冊成立之公司，並為中銀國際之全資附屬公司
"中國銀行全球市場"	中國銀行香港分行
"中銀保誠資產經理"	中銀國際英國保誠資產管理有限公司，根據香港法例註冊成立之公司，中銀國際之全資附屬公司中銀國際資產管理有限公司與保誠分別佔其64%及36%股權
"中銀保誠信託"	中銀國際英國保誠信託有限公司，根據香港法例註冊成立之公司，中銀集團信託人與保誠分別佔其64%及36%股權
"中銀國際證券"	中銀國際證券有限公司，根據香港法例註冊成立之公司，並為中銀國際之間接全資附屬公司
"資本充足比率"	資本充足比率
"中銀企業專綫"	中銀企業專綫，本公司的網上企業銀行服務渠道
"首席財務官"	首席財務官
"風險管理總監"	風險管理總監
"本公司"	中銀香港(控股)有限公司，根據香港法例註冊成立的公司，除文義另有所指外，指本集團
"集友"	集友銀行有限公司，根據香港法例註冊成立之公司，並為中銀香港之非全資附屬公司，中銀香港佔其70.49%股權
"外滙基金票據"	外滙基金票據
"本集團"	本公司及其附屬公司
"金管局"	香港金融管理局
"香港會計師公會"	香港會計師公會
"香港政府"	香港特別行政區政府
"華僑"	華僑商業有限公司(前稱華僑商業銀行有限公司)，根據香港法例註冊成立之公司，中國銀行佔其93.64%股權
"工行"	中國工商銀行
"公開招股"	首次公開招股
"資訊科技"	資訊科技
"嘉國"	嘉國投資有限公司，合夥附屬公司，根據香港法例註冊成立之公司，並為中銀香港之全資附屬公司
"上市規則"	香港聯合交易所有限公司證券上市規則
"內地"或"中國內地"	中華人民共和國內地

詞彙	涵義
"強積金"	強制性公積金
"強積金計劃"	強制性公積金計劃
"強積金條例"	強制性公積金計劃條例
"摩根士丹利資本國際香港指數"	摩根士丹利資本國際香港指數
"南商"	南洋商業銀行有限公司，根據香港法例註冊成立之公司，並為中銀香港之全資附屬公司
"非銀行中資機構"	香港金融管理局界定的"非銀行中資機構"
"不履約貸款"	將利息撥入暫記賬或停止累計利息的客戶貸款及墊款
"職業退休計劃"	職業退休計劃
"其他計劃"	本集團任何成員公司之其他認股權計劃或以儲蓄權為基礎之認股權計劃
"柏浪濤"	柏浪濤有限公司
"非上市公募"	非上市公募
"中國"	中華人民共和國
"風險控制委員會"	風險控制委員會
"重組及合併"	於二零零一年十月一日，本集團根據《中國銀行(香港)有限公司(合併)條例》及《合併協議》之重組及合併，另重組及合併詳情載於本公司二零零二年七月十五日之招股書內
"人民幣"	人民幣，中國法定貨幣
"風險管理委員會"	風險管理委員會
"風險管理部"	風險管理部
"實時支付結算系統"	實時支付結算系統
"策略業務單位"	策略業務單位
"披露權益條例"	證券(披露權益)條例(香港法例第396章)
"中小企業"	中小型企業
"新僑"	新僑企業有限公司，根據香港法例註冊成立之公司，並為中銀香港之全資附屬公司
"會計準則"	會計實務準則
"聯交所"或"香港聯合交易所"	香港聯合交易所有限公司
"涉險值"	風險持倉涉險值
"中港"	中港(開曼)有限公司，根據開曼群島法例註冊成立之公司，並為中國銀行之全資附屬公司

分行網絡與企業銀行商務中心

中國銀行(香港)分行網絡

香港島

分行名稱	地址	電話號碼
中西區		
中銀大廈分行	香港花園道1號	2826 6888
中區分行	香港德輔道中2號A	2160 8888
中環永安集團大廈分行	香港德輔道中71號	2843 6111
中環國際金融中心分行	香港中環港景街1號國際金融中心商場三樓3022號	2501 0373
上環分行	香港德輔道中238-252號	2541 1601
上環皇后大道西分行	香港上環皇后大道西2-12號	2815 6888
上環粵海投資大廈分行	香港德輔道中297號	2544 5521
干諾道中分行	香港干諾道中13-14號	2841 0410
文咸東街分行	香港上環文咸東街22-26號	2543 0231
永樂街分行	香港上環永樂街116-118號	2922 6168
石塘咀分行	香港石塘咀皇后大道西534號	2819 7277
西區分行	香港德輔道西386-388號	2549 9828
林士街分行	香港德輔道中210號	2851 6868
皇后街分行	香港德輔道西32-36號	2546 6217
般含道分行	香港般含道63號	2517 7066
堅尼地城分行	香港堅尼地城吉席街2-2F海怡花園	2818 6162
堅道分行	香港堅道57號	2521 3318
第一街分行	香港西營盤第一街55號A	2517 3399
統一中心分行	香港金鐘道95號統一中心商場1021號	2861 1889
雲咸街分行	香港中環雲咸街1-3號	2843 2888
德輔道西分行	香港德輔道西111-119號	2546 1134
機利文街分行	香港德輔道中136號	2135 1123
灣仔區		
白沙道分行	香港銅鑼灣白沙道1號	2882 1383
告士打道分行	香港灣仔告士打道7號入境事務大樓地下3號	2877 1133
皇后大道東分行	香港灣仔皇后大道東109-115號	2528 5010
軒尼詩道191號分行	香港灣仔軒尼詩道191-193號	2588 1288
軒尼詩道409號分行	香港灣仔軒尼詩道409-415號	2833 8833
莊士敦道分行	香港灣仔莊士敦道152-158號	2574 8257
港灣道分行	香港灣仔港灣道26號	2827 8407
跑馬地分行	香港跑馬地景光街11號	2838 6668
銅鑼灣軒尼詩道分行	香港銅鑼灣軒尼詩道443-445號	2893 6115
禮頓道分行	香港禮頓道33-35號	2572 1920
灣仔中國海外大廈分行	香港灣仔軒尼詩道139號	2529 0866
灣仔分行	香港灣仔軒尼詩道395號	2572 4273
灣仔胡忠大廈分行	香港灣仔皇后大道東213號	2892 0909
灣仔軒尼詩道分行	香港灣仔軒尼詩道310-312號	2923 5628
灣仔道分行	香港灣仔道127-135號	2577 4862
東區		
七姊妹道分行	香港北角七姊妹道112-114號	2563 2218
小西灣分行	香港小西灣富怡花園商鋪19號	2505 2399
太古城分行	香港太古城耀星閣G1012	2886 0612
北角分行	香港北角英皇道464號樂嘉中心商場	2811 8880
北角英皇中心分行	香港北角英皇道193-209號	2286 2000
北角恒英大廈分行	香港北角英皇道318-328號B1鋪	2887 1199
北角僑輝大廈分行	香港北角英皇道413-415號	2562 6108
西灣河分行	香港筲箕灣道142-146號	2886 3344
利眾街分行	香港柴灣利眾街29-31號	2595 9388
杏花邨分行	香港柴灣杏花邨東翼商場205-208號	2897 1131
金華街分行	香港筲箕灣金華街3號	2885 9311
城市花園分行	香港北角電氣道233號	2571 2878
英皇道分行	香港北角英皇道131-133號	2887 0282
柴灣宏德居分行	香港柴灣道341-343號宏德居B座	2558 6433
柴灣道分行	香港柴灣道345號金源洋樓27號	2557 0247
健康村分行	香港北角英皇道668號健康村二期1-2號	2563 2278
常安街分行	香港柴灣常安街77號	2897 0923
渣華道分行	香港北角渣華道8號	2566 0366
愛蝶灣分行	香港筲箕灣愛蝶灣商鋪58號	3196 4956
筲箕灣道分行	香港筲箕灣道289-293號	2884 1386
筲箕灣寶文大廈分行	香港筲箕灣道260-262號	2568 5211
興東邨分行	香港筲箕灣興東邨興東商場一樓111號	2922 7328
環翠道分行	香港柴灣連城道4號	2557 3283
鰂魚涌分行	香港鰂魚涌英皇道1060號柏惠苑	2564 0333
東大街理財中心	香港筲箕灣東大街132號	2568 9911
太古城貴賓服務分行	香港太古城海星閣G1006	2885 4582
南區		
田灣分行	香港田灣嘉禾街2-12號	2553 0135
赤柱分行	香港赤柱廣場購物中心401號	2813 2290
香港仔分行	香港仔湖北街25號	2553 4165
海怡分行	香港鴨脷洲海怡半島西翼商場G38	2580 0345
海怡理財中心	香港鴨脷洲海怡東商場118號	2555 7477
華貴邨分行	香港華貴邨商場17號	2550 2298
黃竹坑道分行	香港黃竹坑道40號	2814 8272
置富南區廣場分行	香港薄扶林置富南區廣場510號	2551 2282
鴨脷洲分行	香港鴨脷洲惠風街13-15號	2554 6487

中國銀行(香港)分行網絡(續)

九龍

分行名稱	地址	電話號碼
油尖旺區		
大角咀分行	九龍大角咀道73-77號	2395 3269
山東街分行	九龍旺角山東街42-48號	2332 5461
中銀中心分行	九龍海輝道11號奧海城一期UG01號	2749 2110
太子上海街分行	九龍旺角上海街689-693號	2391 0502
太子彌敦道分行	九龍彌敦道774號	2399 3000
加拿芬道28號分行	九龍尖沙咀加拿芬道24-28號	2721 6242
加拿芬道2號分行	九龍尖沙咀加拿芬道2-2A	2311 3822
加連威老道分行	九龍尖沙咀加連威老道67-69號	2739 6683
尖沙咀好時中心分行	九龍尖沙咀麼地道63號	2739 0308
尖沙咀東海商業中心分行	九龍尖沙咀加連威老道98號東海商業中心G19	2723 3211
尖沙咀新文華中心分行	九龍尖沙咀科學館道14號新文華中心147-155號	2926 1388
佐敦分行	九龍彌敦道328-330號	2928 6111
吳松街分行	九龍吳松街149-151號	2730 0883
旺角上海街分行	九龍旺角上海街611-617號	2394 4181
旺角太子道西分行	九龍旺角太子道西116-118號	2928 4138
旺角道分行	九龍旺角道50-52號	2395 3263
旺角銀高國際大廈分行	九龍旺角彌敦道707-713號B舖	2391 6677
旺角彌敦道分行	九龍旺角彌敦道589號	2332 0111
旺角總統商業大廈分行	九龍旺角彌敦道608號	2384 7191
油麻地上海街分行	九龍油麻地上海街364-366號	2782 2071
油麻地分行	九龍油麻地彌敦道471號	2780 2307
金巴利道分行	九龍尖沙咀金巴利道37號	2739 1886
埃華街分行	九龍大角咀埃華街59-61號	2380 8668
堪富利士道分行	九龍尖沙咀堪富利士道4-4A	2723 1068
塘尾道分行	九龍塘尾道54-58號	2390 3407
新填地街分行	九龍油麻地新填地街249-253號	2332 3811
福全街分行	九龍大角咀福全街32-40號	2391 8468
廣東道分行	九龍尖沙咀廣東道60號	2730 0688
樂道分行	九龍尖沙咀樂道19號	2367 6164
彌敦道678號分行	九龍旺角彌敦道678號	2398 2123
寶勒巷分行	九龍尖沙咀寶勒巷17-19號	2311 8872
九龍城區		
九龍城太子道分行	九龍城太子道382-384號	2926 6038
土瓜灣美景樓分行	九龍土瓜灣道245號A	2365 2286
土瓜灣道分行	九龍土瓜灣道80號N	2364 4344
北帝街分行	九龍土瓜灣北帝街4-6號	2760 7773
紅磡商業中心分行	九龍紅磡馬頭圍道37-39號	2363 9217
紅磡義達大廈分行	九龍紅磡馬頭圍道21號	2764 8363
香港公開大學分行	九龍何文田牧愛街30號香港公開大學	2760 9099
馬頭角道分行	九龍土瓜灣馬頭角道39-45號	2714 9118
馬頭圍道47號分行	九龍紅磡馬頭圍道47-49號	2926 5123

分行名稱	地址	電話號碼
黃埔花園十一期分行	九龍紅磡黃埔花園第十一期G6	2363 3982
黃埔花園分行	九龍紅磡黃埔花園第一期商場G8B號	2764 7233
新山道分行	九龍土瓜灣新山道18號	2768 8669
衙前圍道分行	九龍衙前圍道25號	2383 2316
蕪湖街分行	九龍紅磡蕪湖街105-107號	2363 9231
深水埗區		
九龍廣場分行	九龍青山道485號九龍廣場1號	2370 8928
又一城分行	九龍塘又一城LG149	2265 7288
大坑西分行	九龍大坑西窩仔街1號	2777 7011
元州街分行	九龍長沙灣元州街231號	2725 8228
汝州街42號分行	九龍深水埗汝州街42-46號	2397 1123
汝州街210號分行	九龍深水埗汝州街210-214號	2720 5155
李鄭屋邨分行	九龍李鄭屋邨商業中心108號	2729 8251
長沙灣青山道分行	九龍長沙灣青山道365-371號	2728 3311
長沙灣道108號分行	九龍深水埗長沙灣道108號	2779 0157
長沙灣道194號分行	九龍深水埗長沙灣道194-196號	2728 9389
長沙灣廣場分行	九龍長沙灣道833號長沙灣廣場G08號	2745 7088
青山道248號分行	九龍長沙灣青山道244-248號	2386 1233
青山道412號分行	九龍長沙灣青山道412-420號	2743 8010
青山道656號分行	九龍長沙灣青山道654-656號	2310 1885
南昌街188號分行	九龍深水埗南昌街188號華麗廣場地下8-9號	2788 3238
南昌街223號分行	九龍深水埗南昌街223號	2928 2088
美孚七期分行	九龍美孚新邨萬事達廣場17-B	2742 6611
美孚二期分行	九龍美孚新邨吉利徑19號	2370 8382
美孚六期分行	九龍美孚新邨萬事達廣場N47-49	2743 4013
荔枝角香港工業中心分行	九龍青山道491號香港工業中心地下A2	2745 1491
荔枝角道分行	九龍深水埗荔枝角道282-284號	2728 7216
深水埗分行	九龍深水埗南昌街207-211號	2777 0171
深水埗安寧大廈分行	九龍深水埗青山道147-149號	2708 3678
黃大仙區		
大有街31號分行	九龍新蒲崗大有街31號	2350 6286
大有街35號分行	九龍新蒲崗大有街35號	2328 0087
竹園邨分行	九龍竹園南邨竹園中心商場S1號	2325 5261
彩虹分行	九龍牛池灣清水灣道19號	2327 0271
彩虹道分行	九龍新蒲崗彩虹道58-68號	2927 6111
彩雲邨分行	九龍彩雲邨商場A3-18	2754 5911
黃大仙分行	九龍黃大仙下邨商場G1號	2327 8147
新蒲崗永樂大廈分行	九龍新蒲崗爵祿街28-34號	2328 7915
毓華街分行	九龍慈雲山毓華街46-48號	2927 6655
鳳德道分行	九龍慈雲山鳳德道5-11號	2927 6333
樂富分行	九龍樂富中心第二期商場2號	2337 0271

中國銀行(香港)分行網絡(續)

分行名稱	地址	電話號碼
爵祿街分行	九龍新蒲崗爵祿街86號	2927 6228
雙鳳街分行	九龍慈雲山雙鳳街66-68號	2327 8118
鑽石山分行	九龍鑽石山荷里活廣場G107號	2955 5088
觀塘區		
九龍灣德福大廈分行	九龍灣宏開道16號德福大廈2號	2331 3783
牛頭角花園大廈分行	九龍牛頭角道花園大廈玉蓮臺第二座6號	2763 5456
牛頭角道169號分行	九龍牛頭角道169號	2750 7311
牛頭角道177號分行	九龍牛頭角道177號	2927 4321
平田邨分行	九龍藍田平田商場二樓225號	2927 7828
宏冠道分行	九龍灣宏冠道南豐商業中心G1	2755 0268
宏開道分行	九龍灣宏開道17號	2796 7728
秀茂坪分行	九龍秀茂坪商場214號	2772 0028
協和街分行	九龍觀塘協和街195-197號	2345 0102
定富街分行	九龍牛頭角定富街11-13號	2756 4621
開源道分行	九龍觀塘開源道55號	2763 2127
嘉榮街分行	九龍油塘中心嘉富商場G1-G27	2349 9191
翠屏邨分行	九龍觀塘翠屏邨商場二樓116號	2345 3238
輔仁街26號分行	九龍觀塘輔仁街26-32號	2342 5262
輔仁街95號分行	九龍觀塘輔仁街95號	2343 4141
德福花園分行	九龍灣德福花園商場P20號	2796 1551
藍田分行	九龍藍田啟田道49號12號舖	2347 1456
觀塘分行	九龍觀塘裕民坊20-24號	2344 4116
觀塘牛頭角道分行	九龍牛頭角道327號	2389 3301
觀塘廣場分行	九龍觀塘開源道68號觀塘廣場G1	2342 4295
觀塘豐利中心分行	九龍觀塘開源道52-54號	2763 5511

新界及離島

分行名稱	地址	電話號碼
葵青區		
下葵涌分行	新界葵涌興芳路192-194號	2424 9823
上葵涌分行	新界上葵涌石宜路7-11號	2480 6161
大窩口分行	新界荃灣大窩口大廈街5-9號	2429 0304
石蔭路分行	新界葵涌石蔭路91-97號	2423 1113
長康邨分行	新界青衣長康邨第二商場201-202號	2497 7718
長發邨分行	新界青衣長發邨商場317號	2433 1689
青衣長康商業中心分行	新界青衣長康邨商業中心地下2號	2497 0325
青衣城分行	新界青衣城115號	2436 9298
新都會廣場分行	新界葵涌興芳道223號新都會廣場260-265號	2420 2686
葵昌路分行	新界葵涌葵昌路40號	2480 3311
葵涌偉賢樓分行	新界葵涌青山道432-436號	2410 9133
葵涌道分行	新界葵涌道1009號	2424 3021
葵涌廣場分行	新界葵涌葵富路7-11號葵涌廣場地下A18-20號	2920 2468
荃灣區		
沙咀道331號分行	新界荃灣沙咀道329-331號	2920 3232
青山道407號分行	新界荃灣青山道407-411號	2920 3211
祈德尊新邨分行	新界荃灣海盛路24號祈德尊新邨商場1-3號	2412 2202
荃灣分行	新界荃灣沙咀道297-299號	2411 1321
荃灣青山道分行	新界荃灣青山道167號	2493 8161
荃灣新青大廈分行	新界荃灣青山道201-207號	2416 6577
梨木樹分行	新界葵涌梨木樹邨柏樹樓1-2號	2428 5731
深井分行	新界深井海韻花園商場G1及G2	2491 0038
眾安街33號分行	新界荃灣眾安街31-33號	2493 0137
眾安街73號分行	新界荃灣眾安街73號	2413 1866
福來邨分行	新界荃灣沙咀道129-135號	2499 0755
德士古道分行	新界荃灣德士古道36號東亞花園A112號	2414 4287
屯門區		
屯門市廣場分行	新界屯門市廣場第二期商場2號	2450 8877
屯門花園分行	新界屯門青海圍屯景大廈D舖	2458 1033
屯門新墟分行	新界屯門鄉事會路雅都花園商場G13-14號	2457 3501
兆康苑分行	新界屯門兆康苑商場226號	2466 6703
良景邨分行	新界屯門良景邨商場211號	2463 3855
建榮街分行	新界屯門建榮街24-30號	2465 2212
海麗花園分行	新界屯門良德街海麗花園商場地下13-15號	2455 1288
蝴蝶邨分行	新界屯門蝴蝶邨蝶翎樓127-134號	2920 5188
藍地分行	新界屯門藍地青山道2738地段130約B座	2465 0033
元朗區		
大棠道分行	新界元朗大棠道23號合益廣場1字樓A135	2479 2113
元朗分行	新界元朗青山公路102-108號	2474 2211
元朗青山道分行	新界元朗青山公路162號	2476 2193
元朗恒發樓分行	新界元朗青山公路8-18號	2475 3777
元朗商業中心分行	新界元朗教育路18-24號	2473 2833
天瑞邨分行	新界天水圍天瑞商場108-109號	2445 8728
洪水橋分行	新界元朗洪水橋德祥樓17-19號	2447 0248
嘉湖山莊分行	新界天水圍嘉湖山莊新北江商場A189號	2448 3313
嘉湖銀座分行	新界天水圍嘉湖銀座第一期G73號	2616 4233
北區		
上水分行	新界上水新豐路61號	2671 0155
上水廣場分行	新界上水廣場商場351號	2670 3131
名都商場分行	新界粉嶺名都商場1樓53號	2669 7899
沙頭角分行	新界沙頭角沙頭角邨16-18座	2674 4011

中國銀行(香港)分行網絡(續)

分行名稱	地址	電話號碼
花都廣場分行	新界粉嶺百和路88號花都廣場28號	2675 6683
彩園邨分行	新界上水彩園邨商場三樓4號	2671 6783
新豐路105號分行	新界上水新豐路105號	2670 1141
新豐路136號分行	新界上水新豐路136號	2670 6138
聯和墟分行	新界粉嶺聯和墟和豐街17-19號	2675 5113
聯盛街分行	新界粉嶺聯盛街10-16號	2675 6113
大埔區		
大光里分行	新界大埔墟大光里16-22號	2652 2133
大埔分行	新界大埔墟寶鄉街68-70號	2657 2121
大埔廣場分行	新界大埔安泰路1號 大埔廣場地下商場4號	2665 5890
安慈路分行	新界大埔安慈路3號翠屏花園10-11號	2665 1966
富亨邨分行	新界大埔富亨邨商場1-2號	2661 6278
富善邨分行	新界大埔富善邨商場G11號	2663 2788
新達廣場分行	新界大埔新達廣場第一層054號	2929 3228
廣福道分行	新界大埔廣福道40-50號	2658 2268
沙田區		
乙明邨分行	新界沙田乙明邨明耀樓地下1號	2647 8784
大圍道41號分行	新界沙田大圍道41-45號	2929 4288
大圍道74號分行	新界沙田大圍道74-76號	2699 9523
火炭分行	新界火炭山尾街18-24號 沙田商業中心1樓2號	2691 7193
好運中心分行	新界沙田橫壆街好運中心	2605 6556
沙田第一城分行	新界沙田第一城銀城商場16-20號A座	2648 8083
恒安邨分行	新界馬鞍山恒安邨商場203號	2642 0111
馬鞍山中心分行	新界馬鞍山西沙路馬鞍山中心地下A2	2631 0063
博康邨分行	新界沙田博康邨博華樓7-8號	2648 0302
隆亨邨分行	新界沙田隆亨邨商場103號	2605 8618
新城市廣場分行	新界沙田新城市廣場 第一期七樓739-745號	2606 6163
新港城分行	新界馬鞍山新港城C、D座16號	2631 1011
瀝源分行	新界沙田瀝源邨福海樓1號	2605 3021
西貢區		
西貢分行	新界西貢灣景街7-11號	2792 1465
東港城分行	新界將軍澳東港城187A	2628 7238
厚德邨分行	新界將軍澳厚德商場地下7號	2703 5203
香港科技大學分行	新界清水灣道香港科技大學	2358 2345
翠林邨分行	新界將軍澳翠林商場101號	2702 0282
寶林邨分行	新界將軍澳寶林邨商場207號	2701 4962

分行名稱	地址	電話號碼
離島區		
長洲分行	長洲大新街53-55號	2981 0021
香港國際機場分行	香港國際機場客運大樓7T075	2326 1883

中國內地分支行網絡

分行名稱	地址	電話號碼
深圳分行	深圳市人民南路1013號	(86-755) 8233 0230
深圳羅湖支行	深圳市人民南路2010號 發展中心大廈804-805室	(86-755) 8228 0177
深圳福田支行	深圳市振華路130號 海外裝飾大廈	(86-755) 8326 5600
汕頭分行	汕頭市迎賓路3號	(86-754) 826 8266
上海分行	上海市北京東路668號 賓生銀行大廈	(86-21) 5308 8888
青島分行	青島市雲霄路6號	(86-532) 573 2828

企業銀行及金融機構部商務中心

處/中心	地址	電話號碼
金融機構處	香港花園道1號中銀大廈10樓	2826 6888
企業處	香港花園道1號中銀大廈10樓	2826 6888
中小企業處	香港花園道1號中銀大廈9樓	2826 6888
工商處	香港花園道1號中銀大廈9樓	2826 6888
工商處西環分處	香港德輔道中238-252號1樓	3140 1666
港島東工商中心	香港灣仔軒尼詩道393-407號 東區商業大廈3樓	2833 8790
九龍東工商中心	九龍九龍灣宏開道16號 德福大廈6樓607-610室	3406 7300
九龍東工商中心 新蒲崗分處	九龍新蒲崗太子道東698號 寶光商業中心6樓601室	2263 4900
九龍東工商中心 紅磡分處	九龍紅磡馬頭圍道37-39號 紅磡商業中心A座507室	2197 0188
九龍西工商中心	九龍旺角彌敦道589號3-7樓及9樓	3412 1688
新界東工商中心	新界大埔寶鄉街68-70號3樓	2654 3222
新界東工商中心 火炭分處	新界沙田火炭山尾街8-24號 沙田商業中心14樓8-11室	2687 5665
新界西工商中心	新界荃灣青山道264-298號 南豐中心1720-1724室	3412 7288
新界西工商中心 元朗分處	新界元朗青山道102-108號4樓	2442 8783
押滙中心	九龍海輝道11號 奧海城中銀中心3-10樓	3198 3388

南洋商業銀行分行網絡

分行	地址	電話號碼
總行	香港中環德輔道中151號	2852 0888
香港島		
上環分行	香港干諾道西21號	2559 0888
中區分行	香港威靈頓街56-58號	2522 5011
北角分行	香港英皇道351號	2566 8116
西區分行	香港文咸東街128號	2851 1100
西灣河分行	香港筲箕灣道63號	2567 0315
香港仔分行	香港香港仔大道171號A	2553 4115
堅尼地城分行	香港卑路乍街86號	2817 1946
跑馬地分行	香港黃泥涌道29號	2893 3383
新寧道分行	香港銅鑼灣新寧道8號	2882 7668
銅鑼灣分行	香港軒尼詩道472號	2832 9888
德輔道西分行	香港德輔道西334號	2540 4532
灣景中心分行	香港港灣道28號 灣景中心地下16號舖	2827 6338
灣仔分行	香港莊士敦道123號	2574 8118
鰂魚涌分行	香港英皇道1014號	2563 2286
九龍		
九龍城分行	九龍衙前圍道86號	2716 6033
土瓜灣分行	九龍土瓜灣道62號	2764 6666
半島中心分行	九龍麼地道67號 半島中心商場G48號舖	2722 0823
尖沙咀分行	九龍漢口道35號	2376 3988
何文田分行	九龍窩打老道71號A	2715 7518
佐敦道分行	九龍佐敦道20號	2735 3301
旺角分行	九龍彌敦道727號	2394 8206
油麻地分行	九龍彌敦道309號	2782 9888
荔枝角分行	九龍荔枝角道236號	2396 4164
紅磡分行	九龍蕪湖街69號A	2362 2301
深水埗分行	九龍深水埗大埔道198-200號	2777 0147
渡船角分行	九龍渡船街32-36號富利來商業大廈 地下D, E, F舖及10樓B, C, D室	2332 0738
新蒲崗分行	九龍衍慶街41-45號地下	2328 5555
駿業街分行	九龍觀塘駿業街48號	2790 6688
麗港城分行	九龍茶果嶺道麗港城商場 第一期26號舖	2772 3336
彌敦道分行	九龍彌敦道570號	2780 0166
觀塘分行	九龍裕民坊60號	2389 6266
新界		
上水分行	新界符興街31號	2679 4333
大埔分行	新界大埔墟寶鄉街71號	2656 5201
下葵涌分行	新界興芳道180號	2429 4242
屯門分行	新界仁政街富華大廈地下	2459 8181
元朗分行	新界大棠道同益大廈地下	2479 0231
西貢分行	新界西貢墟萬年街 西貢花園11-12號舖	2791 1122
沙田分行	新界沙田好運中心7-8號舖	2605 9188
荃灣分行	新界眾安街78號	2492 0243
葵涌分行	新界梨木道100號	2480 1118
綠楊新邨分行	新界荃灣蔥荃路22-26號 綠楊坊平台P2A-C號	2498 4411

分行	地址	電話號碼
中國內地		
深圳分行	深圳市建設路2002號南洋大廈	(86-755) 2515 6333
蛇口分行	深圳市蛇口金融中心	(86-755) 2682 8788
海口分行	海口市濱海大道81號 海口南洋大廈7樓702及703室	(86-898) 6851 2538
廣州分行	廣州市環市東路376號	(86-20) 8386 9273
大連分行	大連市明澤街16-18號 麗苑大廈一層	(86-411) 282 3636
北京分行	北京市建國門外大街 乙八號麗晶苑一層	(86-10) 6568 4728
海外		
三藩市分行	美國三藩市加利福尼亞街 50號31樓	(1-415) 398 8866

集友銀行分行網絡

分行名稱	地址	電話號碼
總行	香港中環德輔道中78號	2843 0111
香港島		
上環分行	香港上環文咸西街22-24號	2544 1678
北角分行	香港北角英皇道390-394號	2570 6381
鰂魚涌分行	香港鰂魚涌英皇道997號	2811 3131
灣仔分行	香港灣仔軒尼詩道325號	2572 2823
西區分行	香港皇后大道西429-431號	2548 2298
九龍		
紅磡分行	九龍紅磡機利士路23-25號	2362 0051
觀塘分行	九龍觀塘物華街42-44號	2343 4174
深水埗分行	九龍荔枝角道235-237號	2789 8668
新蒲崗分行	九龍新蒲崗康強街61-63號	2328 5691
油麻地分行	九龍油麻地上海街117-119號	2332 2533
青山道分行	九龍青山道226-228號	2720 5187
九龍灣分行	九龍灣啟業邨啟樂樓10號地下	2796 8968
土瓜灣分行	九龍土瓜灣道78號11-13號舖	2765 6118
慈雲山分行	九龍慈雲山毓華街23號 慈雲山中心二樓202號舖	2322 3313
新界		
友愛邨分行	新界屯門友愛邨商場地下103-104號	2452 3666
葵興邨分行	新界葵涌葵興邨興逸樓地下1號	2487 3332
太和邨分行	新界大埔太和邨安和樓地下112-114號	2656 3386
麗城分行	新界荃灣麗城花園麗城廣場地下5號A	2411 6789
荃灣中心分行	新界荃灣中心第二期B15-17座 高層商場1-9號	2413 8111
穗禾苑分行	新界沙田穗禾苑商場F7號舖	2601 5888
馬鞍山分行	新界馬鞍山海柏花園馬鞍山廣場 三樓313號舖	2640 0733
尚德邨分行	新界將軍澳尚德邨商場238號舖	2178 2278
中國內地		
廈門分行	廈門市廈禾路859號一樓	(86-592) 5851 691
福州分行	福州市五四路210號國際 大廈一樓	(86-591) 7810 078
哈爾濱代表處	哈爾濱市南崗區紅軍街6號301室	(86-451) 3673 518

以上資料截至2002年12月31日止

中銀香港(控股)有限公司編印
二零零三年三月二十日


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

香港花園道1號中銀大廈52樓
網址：www.bochkholdings.com